As filed with the Securities and Exchange Commission on January 28, 2005

Registration No. 333-121987

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Hurray! Holding Co., Ltd.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	7374	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 305-306, China Resources Building

8 Jian Guo Men Bei Street

Dongcheng District, Beijing, People’s Republic of China 100005

(86-10) 6518-8989

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894 8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven L. Toronto, Esq.

Charles Comey, Esq.

Paul Boltz, Esq.

Morrison & Foerster LLP

Suite 3408, China World Tower 2

1 Jian Guo Men Wai Avenue

Beijing, People’s Republic of China 100004

(86-10) 6505-9090

Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP ICBC Tower, 7th Floor 3 Garden Road Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary Shares, par value $0.00005 per share (3)	791,200,000	0.1160	$91,779,200	$10,803(4)

(1)	Includes an aggregate of 103,200,000 ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any. Also includes shares initially offered and sold outside of the United States that may be resold from time to time in the United States. These ordinary shares are not being registered for the purpose of sales outside the United States. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6. Each American depositary share represents 100 ordinary shares.
(4)	Registrant paid the registration fee in full on January 12, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 28, 2005

PROSPECTUS

6,880,000 American Depositary Shares

Hurray! Holding Co., Ltd.

Representing 688,000,000 Ordinary Shares

$             per ADS

We are selling 662,433,900 of our ordinary shares in the form of American Depositary Shares and the selling shareholders named in this prospectus are selling 25,566,100 shares in the form of American Depositary Shares. Each ADS represents the right to receive 100 of our ordinary shares. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. The initial public offering price per ADS is expected to be between $9.60 and $11.60.

We and some of our shareholders have granted the underwriters an option to purchase up to 1,032,000 additional ADSs to cover over-allotments.

The ADSs have been approved to be included for quotation on the Nasdaq National Market under the symbol “HRAY.”

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Per ADS	Total
Public Offering Price	$	$	$
Underwriting Discount	$	$	$
Proceeds to Hurray! Holding Co., Ltd. (before expenses)	$	$	$
Proceeds to the selling shareholders (before expenses)	$	$	$

The underwriters expect to deliver shares and the ADSs to purchasers on or about                     , 2005.

Citigroup

Piper Jaffray	ThinkEquity Partners LLC

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

You should read the following summary together with the more detailed information and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Unless otherwise indicated, information contained in this prospectus assumes that the underwriters will not exercise their option to purchase additional ADSs in this offering.

Our Business

We provide wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile phone users in China. We are one of the market leaders, in terms of revenue, in providing these services using wireless application protocol, commonly referred to as WAP, in China. We are the leading provider of WAP services through the mobile network of China Unicom, one of the two principal mobile operators in China, in terms of revenue. WAP services are offered through the advanced second generation, or 2.5G, mobile networks in China. We also offer these services to mobile phone users through second-generation, or 2G, mobile networks in China.

Substantially all of our 2.5G services are offered using WAP, which enables users to directly access, browse, search and download content through their mobile phones using menu-based interfaces called portals. These portals are operated by China’s two principal mobile operators, China Unicom and China Mobile. In June 2004, we acquired a provider of WAP services through China Mobile’s portals that has consistently ranked in the top five on these portals in terms of revenue. Our WAP services allow users to download pictures and ringtones, interact with other users by using our community services such as chatting, dating, and message boards, play mobile games and receive content on a variety of topics such as pop culture, news, finance and sports. As of December 31, 2004, we had approximately 4.2 million subscriptions for our WAP services, and picture downloads, ringtone downloads and pop culture related services accounted for approximately 24%, 36% and 15%, respectively, of our total 2.5G revenues in December 2004.

Our 2G services include short messaging services that allow users to send and receive simple text messages from their mobile phones, and interactive voice response services, which allow users to store, send and access voice content from their mobile phones. Community services and games accounted for approximately 61% and 39%, respectively, of our total 2G revenues in December 2004. As of December 31, 2004, we had approximately 1.5 million subscriptions for our short messaging services.

We also design, develop, sell and support a service provisioning and management software called VASPro that is used by mobile telecommunication network operators to support 2.5G services. We are the sole provider of this type of software to China Unicom for its nation-wide portal for the provision of WAP services.

Our revenues and net income have increased significantly in recent periods. For the year 2004, we had revenues of $53.4 million, an increase of 131.1% over revenues of $23.1 million for the year 2003. Our net income for the year 2004 was $17.2 million, a significant increase over net income of $4.5 million for the year 2003. On a pro forma basis after taking into account the acquisition referred to above, our revenues were $54.4 million and our net income was $18.1 million in 2004. Our revenues from 2.5G services have grown significantly during 2003 and 2004 and represented 65.4% of our combined 2G and 2.5G services revenues in the year 2004.

Market Opportunity

China is experiencing significant growth in wireless value-added services. Short messaging services are currently the most widely used form of wireless value-added services in China. However, short messaging services do not offer the sophisticated content and applications available through WAP. WAP operates at a significantly higher bandwidth than short messaging services and allows a menu-based user interface which offers a user experience similar to how Internet content and applications can be accessed on a personal computer using an Internet browser such as Netscape and Explorer. Furthermore, we believe that a significant percentage of the newly sold mobile handsets in China are enabled to use WAP.

As a result of the superior user experience and increasing availability of WAP-enabled handsets, we believe that the market for WAP services in China is in the early stages of significant growth, similar to the market for short messaging services in early 2001, when short messaging services were first introduced. We believe that as one of the leading providers of WAP services, we will benefit from this anticipated high growth in the market for these services in China.

Our Strengths and Challenges

We believe we are well positioned to capture future growth opportunities because of our following principal strengths:

•	Market leadership in 2.5G content and applications in China.

•	Unique understanding of the core technologies needed to provide advanced wireless value-added services.

•	Comprehensive services portfolio and innovative marketing.

•	Strong relationships with mobile operators and a nation-wide network of sales and marketing professionals to support our activities at the provincial level.

•	Proven and highly experienced management team.

Notwithstanding these strengths, we expect to face significant challenges in our business, including:

•	Dependence on mobile operators in China for delivery of our services, maintenance of accurate records, and billing of, and collection from, mobile phone users of fees for our services.

•	Maintaining our competitive position in the market for wireless value-added services in China, which is intensely competitive and fragmented.

•	Dependence on contractual arrangements with our Chinese affiliates to provide our services through agreements with the mobile operators.

•	Lack of direct access to operator information about our services, which means that we are not currently able to definitely calculate and monitor service-by-service revenue, and also as a result cannot definitely determine which of our services are or may be profitable.

•	Our significant net losses and accumulated stockholders’ deficiency in the past, which could arise again in the future.

•	Significant share ownership in our company by our management team even after completion of this offering (representing approximately 29.7% of our total outstanding ordinary shares at such time), which will give them significant influence over our company.

Our Operating History and Corporate Structure

We became an independent company in September 1999 when we were spun-off from UT Starcom Inc., or UT Starcom, a Nasdaq-listed company that manufactures telecommunication equipment in China. In June 2001, our current management team purchased a substantial equity interest in our company, or described herein as our management buy-in.

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times. To comply with ownership requirements under Chinese law which impose certain restrictions on foreign companies such as us from investing in certain industries, such as value-added telecommunication and Internet services, we have entered into a series of agreements with a Chinese company, Hurray! Solutions, four other affiliated Chinese entities and their respective shareholders. We currently hold no ownership interest in Hurray! Solutions or any of our other affiliated Chinese entities. Hurray! Solutions is 85% and 15% owned by our president and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively. In turn, Hurray! Solutions has one subsidiary, Beijing Cool Young. We also have three other affiliated companies, Beijing Network, WVAS Solutions and Beijing Palmsky. Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by our president and chief executive officer, Qindai Wang. Beijing Network is 50% and 50% owned by two individuals in China, Sun Hao and Wang Xiaoping, both of whom serve as vice presidents of Hurray! Solutions. WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Messrs. Sun and Wang. Beijing Palmsky is 50% and 50% owned by two individuals in China, Wang Jianhua and Yang Haoyu, both of whom are our shareholders and vice presidents. Through our agreements with these Chinese affiliates, we have:

•	the power to vote all shares of all the shareholders of those companies on all their matters through Hurray! Times’ general manager, who is currently Qindai Wang, our president and chief executive officer,

•	the rights and obligations with respect to the economic consequences of those companies, from which we are entitled to receive up to all of their revenue through service fees (which are determined by us) and over which we have a security interest over all of their assets under our contracts with them,

•	the exclusive right to purchase at any time part or all of the equity interests from the shareholders of those companies at book value to the extent permitted by Chinese law, and

•	the control of the major intellectual properties used by those companies.

The general managers of our Chinese affiliates, acting under the guidance of Hurray! Times pursuant to their contractual arrangements, are responsible for these entities’ day-to-day activities.

For a description of these agreements, see “Our Corporate Structure.”

In June 2004, we acquired the business operated by Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (referred to as Beijing Network and together with Beijing Enterprise Mobile Technology Co., Ltd., as Beijing Enterprise), which offer 2.5G services through China Mobile. See “Our Recent Acquisition of Beijing Enterprise.”

Our Offices and Other Corporate Information

Our principal executive offices are located at Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Dongcheng District, Beijing, 100005, the People’s Republic of China, and our telephone number is (86-10) 6518-8989. Our principal Internet addresses are www.hawa.cn, www.hurray.com, www.hurray.com.cn and www.hurray.net.cn. The information on our websites is not a part of this prospectus.

This Offering

American Depositary Shares offered:

By us	6,624,339 ADSs
By the selling shareholders	255,661 ADSs

Total	6,880,000 ADSs

The ADSs	Each ADS represents 100 ordinary shares, par value $0.00005 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. As an ADR holder, we will not treat you as one of our shareholders. The depositary, Citibank, N.A., will be the holder of the shares underlying your ADRs. You will have ADR holder rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the shares underlying your ADRs but only if we ask the depositary to ask for your instructions. The depositary will pay you the cash dividends or other distributions it receives on shares after deducting its fees and expenses. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or some other depositary service. You may turn in your ADRs at the depositary’s office and after payment of some fees and expenses, the depositary will deliver the deliverable shares underlying your ADRs to you. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Over-allotment Option	Up to 1,032,000 ADSs, representing 103,200,000 ordinary shares, offered by us and some of our shareholders, and exercisable, in whole or in part, by the underwriters within 30 days from the date of commencement of trading of our ordinary shares on the Nasdaq National Market to cover over-allotments.

Ordinary shares outstanding after the offering	2,187,595,840 ordinary shares (or 2,262,022,140 ordinary shares if the underwriters exercise the over-allotment option in full).

Nasdaq National Market symbol	“HRAY”

Use of proceeds	We expect to use the net proceeds from this offering for acquisitions in businesses that we believe are complementary to our existing business, repayment of our outstanding short-term loans, capital expenditures for the acquisition or licensing of key Internet and wireless data application technologies and adding supporting server software and hardware systems, product development and general corporate purposes. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Dividend policy	We do not anticipate paying any cash dividends in the foreseeable future.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our ADSs.

Certain Conventions

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares have been adjusted to give effect to the automatic conversion of all outstanding Series A preference shares into an aggregate of 338,489,940 ordinary shares, which conversion will occur concurrently with the consummation of this offering, and the 20-for-1 stock split which became effective on July 9, 2004. As a result of the stock split, the par value of our ordinary shares decreased from $0.001 per share to $0.00005 per share.

The number of ordinary shares outstanding after this offering is based on the number of shares outstanding as of January 10, 2005 and does not include: (i) 151,374,220 ordinary shares subject to options outstanding as of January 10, 2005 at a weighted average exercise price of $0.08 per ordinary share and 15,328,000 ordinary shares subject to options which we have agreed to grant at the per ordinary share price for this offering and (ii) 109,666,800 additional ordinary shares that are reserved for issuance under our 2004 Share Incentive Plan, or the 2004 Plan. See “Management — Summary of Share Plans.”

References to “China” are to the People’s Republic of China, and references to “provinces” of China are to the provinces and municipalities under direct administration of the central government and the autonomous regions of China. All references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollars” or “$” are to the legal currency of the United States.

References to “WAP”, “SMS” and “IVR” are to wireless application protocol, short messaging services and interactive voice response services, respectively. Our services offered over the 2.5G mobile networks, including WAP, Java™ and BREW™, are referred to in this prospectus as “2.5G services.” Our services offered over the 2G mobile networks, including SMS and IVR, are referred to in this prospectus as “2G services.”

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004, which was RMB8.2765 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

SUMMARY HISTORICAL CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary historical condensed consolidated financial and operating data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary historical consolidated statement of operations data for the years ended 2002 (predecessor), 2003 and 2004, and the summary historical consolidated balance sheet data as of 2002 (predecessor), 2003 and 2004 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. Our audited historical consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and audited by Deloitte Touche Tohmatsu CPA Ltd. For a description of the basis of presentation of these financial statements, see note 3 to our audited historical consolidated financial statements.

Hurray! Holding was formed on April 23, 2002. For our 1999, 2000 and 2001 financial statements, our existing affiliate, Hurray! Solutions, is treated as a predecessor entity. For our 2003 and 2004 financial statements, Hurray! Holding is treated as a successor entity. Because Hurray! Holding had not yet entered into definitive agreements with Hurray! Solutions in 2002 and it had limited operations in that year, our 2002 financial statements are also presented with Hurray! Solutions as a predecessor entity. In accordance with applicable accounting standards, the assets and liabilities of Hurray! Solutions have been recorded at fair market value in our successor financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of and for the Year Ended December 31,
	2002 (Predecessor)	2003	2004
	(in thousands of U.S. dollars, except percentages and subscription data)
Historical Condensed Consolidated Statement of Operations Data
Revenues:
2G services	$5,948	$13,471	$14,946
2.5G services	—	4,289	28,227
Software and system integration services	4,565	5,363	10,267

Total revenues	10,513	23,123	53,440

Cost of revenues:
2G services	3,363	4,586	7,050
2.5G services	—	2,106	11,003
Software and system integration services	4,478	4,151	6,277

Total cost of revenues	7,841	10,843	24,330

Gross profit	2,672	12,280	29,110
Operating expenses	5,156	7,348	11,596

Income (loss) from operations	(2.484)	4,932	17,514
Interest expense, net	357	387	274

Net income (loss)	(2,841)	4,545	17,240
Deemed dividends on Series A convertible preference shares	—	(113)	(40)

Income (loss) attributable to holders of ordinary shares	$(2,841)	$4,432	$17,200

	As of and for the Year Ended December 31,
	2002 (Predecessor)	2003	2004
	(in thousands of U.S. dollars, except percentages and subscription data)
Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$3,493	$11,151	$8,714
Restricted cash	1,510	1,510	—
Accounts receivable, net	2,937	7,892	11,883
Other current assets	329	228	2,133
Property and equipment, net	1,028	1,897	2,617
Other assets	473	231	705
Goodwill	—	3,950	20,412

Total assets	$9,770	$26,859	$46,464

Current liabilities	$12,404	$12,165	$8,743
Shareholders’ equity (deficiency)	(2,634)	14,694	37,721

Total liabilities and shareholders’ equity	$9,770	$26,859	$46,464

Other Historical Condensed Consolidated Financial Data
Gross profit margin:
2G services	43.5%	66.0%	52.8%
2.5G services	—	50.9	61.0
Software and system integration services	1.9	22.6	38.9
Total gross profit margin	25.4	53.1	54.5
Income (loss) from operations	(23.6)	21.3	32.8
Net profit (loss) margin	(27.0)	19.7	32.3
Depreciation	$652	$858	$1,335
Amortization	142	276	651
Capital expenditure	441	1,388	1,871

Unaudited Operating Data (in millions)
Number of SMS subscriptions(1)	0.9	2.0	1.5
Number of WAP subscriptions(2)	—	1.6	4.2

(1)	Approximate combined number of our SMS subscriptions on China Unicom’s and China Mobile’s 2G mobile networks as of the indicated date.
(2)	Approximate number of our subscriptions on China Unicom’s (and China Mobile’s, in the case of the unaudited operating data as of December 31, 2004) nation-wide WAP portal as of the indicated date.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following summary unaudited pro forma condensed consolidated financial data should be read in conjunction with our unaudited pro forma condensed consolidated financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial data for the years ended December 31, 2003 and 2004 set forth below are derived from our unaudited pro forma condensed consolidated financial information.

Our summary unaudited pro forma condensed consolidated financial data for the year ended December 31, 2003 is presented in order to give pro forma effect to the acquisition of Beijing Enterprise, which provides 2.5G services, as if the acquisition occurred on January 1, 2003. Our summary unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2004 is presented to include (1) the historical consolidated financial data of our company for the three months ended March 31, 2004, (2) the historical financial data of Beijing Enterprise for the three months ended March 31, 2004 after giving pro forma effect to our acquisition of Beijing Enterprise as if the acquisition occurred on January 1, 2003 and (3) the historical consolidated financial data of our company for the nine months from April 1, 2004 (acquisition of Beijing Enterprise) to December 31, 2004, in which the operating results of Beijing Enterprise for that period were consolidated.

Our summary unaudited pro forma condensed consolidated financial data for the year ended December 31, 2003 have been derived from our audited historical consolidated financial statements and the audited historical financial statements of Beijing Enterprise. Our summary unaudited pro forma condensed consolidated financial data for the year ended December 31, 2004 have been derived from our audited historical consolidated financial statements and, for the historical financial data of Beijing Enterprise for the three months ended March 31, 2004, from the unaudited quarterly financial information of Beijing Enterprise for that period, which were prepared on substantially the same basis as our audited historical consolidated financial statements and the audited historical financial statements of Beijing Enterprise and include all adjustments necessary for a fair statement of the financial results for the period presented. For a description of the basis of presentation and the adjustments made in preparation of these unaudited pro forma condensed consolidated financial information, see our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus.

	For the Year Ended December 31,
	2003 (unaudited)	2004 (unaudited)
	(in thousands of U.S. dollars, except percentages)
Pro Forma Condensed Consolidated Statement of Operations Data
Revenues:
2G services	$13,471	$14,946
2.5G services	5,532	29,226
Software and system integration services	5,364	10,267

Total revenues	24,367	54,439

Cost of revenues:
2G services	4,586	7,050
2.5G services	2,503	11,265
Software and system integration services	4,151	6,277

Total cost of revenues	11,240	24,592

Gross profit	13,127	29,847
Operating expenses	8,447	11,487

Income from operations	4,680	18,360
Interest expense, net	(385)	(274)

Net income	4,295	18,086
Deemed dividends on Series A convertible preference shares	(113)	(40)

Income attributable to holders of ordinary shares	$4,182	$18,046

Other Pro Forma Condensed Consolidated Financial Data
Gross profit margin:
2G services	66.0%	52.8%
2.5G services	54.8	61.5
Software and system integration services	22.6	38.9
Total gross profit margin	53.9	54.8
Income from operations	19.2	33.7
Net profit margin	17.6	33.2
Depreciation	$878	$1,335
Amortization	963	162

SUMMARY UNAUDITED HISTORICAL CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING DATA

The following summary unaudited historical consolidated quarterly financial and operating data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary unaudited historical consolidated quarterly financial and operating data for the three months ended March 31, 2003, June 30, 2003, September 30, 2003, December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004 were derived from our management financial information, which was prepared on substantially the same basis as our audited historical consolidated financial statements and include all adjustments necessary for a fair statement of the financial results for the periods presented. For a description of the basis of presentation of our audited historical consolidated financial statements, see note 3 to our audited historical consolidated financial statements.

	As of or for the Three Months Ended (unaudited)
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in thousands of U.S. dollars, except percentages and subscription data)
Historical Consolidated Statement of Operations Data
Revenues:
2G services	$2,770	$2,901	$3,408	$4,392	$4,505	$3,556	$3,360	$3,525
2.5G services	147	285	1,536	2,321	3,916	7,231	8,062	9,019
Software and system integration services	1,344	2,160	729	1,130	6,399	1,202	1,169	1,497

Total revenues	4,261	5,346	5,673	7,843	14,820	11,989	12,591	14,041

Cost of revenues:
2G services	887	1,030	1,135	1,534	1,875	1,838	1,661	1,676
2.5G services	77	200	687	1,142	1,703	2,792	3,064	3,444
Software and system integration services	1,193	2,060	217	681	5,778	169	176	154

Total cost of revenues	2,157	3,290	2,039	3,357	9,356	4,799	4,901	5,274

Gross profit	2,104	2,056	3,634	4,486	5,464	7,190	7,690	8,767
Operating expenses	1,230	1,903	1,899	2,316	2,449	2,804	2,894	3,449

Income from operations	874	153	1,735	2,170	3,015	4,386	4,796	5,318
Interest expense, net	91	98	105	93	87	66	60	(61)

Net income	783	55	1,630	2,077	2,928	4,320	4,736	5,257
Deemed dividends on Series A convertible preference shares	(3)	(30)	(40)	(40)	(40)	—	—	—

Income attributable to holders of ordinary shares	$780	$25	$1,590	$2,037	$2,888	$4,320	$4,736	$5,257

Historical Consolidated Balance Sheet Data
Cash and cash equivalents	$5,143	$9,324	$9,936	$11,151	$16,326	$7,367	$8,590	$8,714
Restricted cash	1,510	1,510	1,510	1,510	—	—	—	—
Accounts receivable, net	5,480	6,755	7,962	7,892	11,896	12,617	15,376	11,883
Other current assets	556	605	518	228	261	952	1,415	2,133
Property and equipment, net	1,222	1,291	1,506	1,897	1,891	2,307	2,283	2,617
Other assets	311	273	277	231	502	1,077	887	705
Goodwill	3,950	3,950	3,950	3,950	5,271	21,911	20,411	20,412

Total assets	$18,172	$23,708	$25,659	$26,859	$36,147	$46,231	$48,962	$46,464

Current liabilities	$11,083	$12,646	$13,070	$12,165	$16,739	$12,502	$16,498	8,743
Shareholders’ equity	7,089	11,062	12,589	14,694	19,408	33,729	32,464	37,721

Total liabilities and shareholders’ equity	$18,172	$23,708	$25,659	$26,859	$36,147	$46,231	$48,962	$46,464

Other Historical Consolidated Financial Data
Gross profit margin:
2G services	68.0%	64.5%	66.7%	65.1%	58.4%	48.3%	50.6%	52.5%
2.5G services	47.3	29.8	55.3	50.8	56.5	62.5	62.0	61.8
Software and system integration services	11.2	4.6	70.2	39.8	9.7	85.9	84.9	89.7
Total gross profit margin	49.4	38.5	64.1	57.2	36.9	60.6	61.1	62.4
Income from operations	20.5	2.9	30.6	27.7	20.3	36.6	38.1	37.9
Net profit margin	18.4	1.0	28.7	26.5	19.8	36.0	37.6	37.4
Depreciation	$200	$203	$228	$227	$285	$326	$357	$367
Amortization	68	69	69	70	35	242	187	187

Unaudited Operating Data (in millions)
Number of SMS subscriptions(1)	1.2	1.6	2.0	2.0	2.4	2.2	1.7	1.5
Number of WAP subscriptions(2)	—	0.1	0.8	1.6	2.2	2.8	3.9	4.2

(1)	Approximate combined number of our SMS subscriptions on China Unicom’s and China Mobile’s 2G mobile networks as of the indicated date.
(2)	Approximate number of subscriptions on China Unicom’s (and China Mobile’s, in the case of the unaudited operating data as of June 30, 2004, September 30, 2004 and December 31, 2004) nation-wide WAP portal as of the indicated date.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our ADSs. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, overall financial condition and results of operations would likely suffer. In such case, the market price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Company

Risks Related to Our 2G and 2.5G Services

We depend on China United Telecommunications Corporation, or China Unicom, and, to a lesser extent, China Mobile Communications Corporation, or China Mobile, the two principal mobile operators in China, for substantially all of our revenue, and any loss or deterioration of our relationship with China Unicom and China Mobile may result in severe disruptions to our business operations and the loss of some or a major portion of our revenue.

We offer our 2G and 2.5G services to consumers through the two principal mobile operators in China, China Unicom and China Mobile, which service nearly all of China’s approximately 335 million mobile phone subscribers as of December 31, 2004. China Unicom and China Mobile are owned by the Chinese government and have publicly listed subsidiaries. Our agreements with those mobile operators and their provincial affiliates are non-exclusive, and have a limited term (generally two to three years for China Unicom and one year for China Mobile). We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new agreements can be delayed by periods of one month or more.

If either China Unicom or China Mobile ceases to continue to cooperate with us, it would be impossible to find appropriate replacement mobile operators with the requisite licenses and permits, infrastructure and customer base to offer our 2G and 2.5G services. On a pro forma basis, we derived approximately 76% of our combined 2G and 2.5G services revenue and 78% of our 2.5G services revenue from China Unicom in 2004. Accordingly, we are particularly dependent on China Unicom.

In addition, the Chinese government has extensive involvement in determining the structure of the telecommunications industry in China. During the development of this industry, changes in government policy have resulted in major restructurings of the telecommunications operators, including the establishment of new operators and the combination of all or part of existing operators. Any significant restructuring of any segment of the telecommunications industry in China, including in particular China Unicom, China Mobile or any other mobile operators in China and the potential combination of the mobile operations of various mobile operators in China, could significantly affect these relationships, our operations and our revenues.

Due to our reliance on China Unicom and, to a lesser extent, China Mobile for our wireless value-added services, any loss or deterioration of our relationship with them, due to their own business decisions or government-imposed restructurings, may result in severe disruptions to our business operations and the loss of some (in the case of China Mobile) or a major portion (in the case of China Unicom) of our revenue.

The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability.

Given the dominant market position of China Unicom and China Mobile, our leverage with these mobile operators is limited in terms of negotiating agreements, resolving disputes or otherwise. In particular, our agreements with them can be terminated in advance, penalties may be imposed or other parts of our services may be suspended or terminated, and approval for our new services may be delayed for a variety of reasons which vary among the individual agreements with the mobile operators, including, for example, where we breach our obligations under the agreements, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable mobile operator.

We may also be compelled to alter our agreements with these mobile operators in ways which adversely affect our business, such as by limiting the services we can offer or imposing other changes that limit the revenue we can derive from such agreements. We may not be able to adequately respond to any such changes because we are not able to predict if the mobile operators will unilaterally amend our contracts with them.

Unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies have resulted in our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue and profitability in the future.

China Mobile and China Unicom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile operators have refined these policies to improve overall service quality. In addition, in the last several months, acting under the guidance of China’s Ministry of Information Industry, the mobile operators have begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. This rigorous enforcement has resulted in a number of severe penalties being imposed on other participants in the market. Penalties have included precluding such participants from offering certain services over a mobile operator’s network or from offering new services for a fixed period.

We may not be able to adequately respond to these or other developments in mobile operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the mobile operators’ policies are in a state of flux at this time and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. In 2004, we were required to pay charges totaling RMB1.9 million ($0.2 million) due to the occasional inadvertent contravention of certain of these policies by us. Any future noncompliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue and profitability.

In addition to enhanced enforcement of their policies, the mobile operators have been adopting new billing systems which have adversely affected our SMS revenue.

China Mobile and China Unicom are adopting new billing systems for 2G services on a province-by-province basis, which require users to make two confirmations to order services via the Internet or mobile phone, enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services. As of December 31, 2004, these new billing systems were wholly or partially operational in 15 provinces for China Mobile and 11 provinces for China Unicom. Although the approximately 13% decline of our SMS revenue between the second and third quarters of 2004 was mainly driven by the overall market shift from 2G to 2.5G services, we believe that these new billing systems, in combination with the recent focus on compliance discussed in the prior risk factor, was also a contributing factor to the decline, though we have no basis to quantify the exact impact of such factors. We expect this trend in the decline in SMS revenue will continue for the next several quarters.

The Chinese government, China Unicom or China Mobile may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.

China has enacted regulations governing telecommunication service providers, Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that is pornographic or obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory.

China Unicom and China Mobile also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have recently punished certain providers for distributing inappropriate content, including the imposition of fines and service suspensions. Some of those providers indicated that the mobile operators informed them that certain of their content was construed as too adult-oriented or sexually suggestive. In addition, in June 2004, along with other participants in our industry, we received information and guidance from China Mobile and China Unicom regarding what they consider to be inappropriate content for wireless value-added services. In response, we reviewed our services and removed certain IVR and picture downloads in order to comply with such information and guidance. There can be no assurance that we will not receive future guidance that could compel us to further alter our services.

The appropriateness or inappropriateness of WAP and IVR content is a new and emerging concept in China: the industry is less than two years old and the first publicly announced application of penalties for inappropriate content occurred in the third quarter of this year. Most importantly, the determination that content is deemed to be inappropriate is inherently subjective, and is subject to the interpretation of the governmental authorities and mobile operators in China. Their standards are generally more restrictive than those applied in other countries like the United States. Accordingly, while we intend to comply with all applicable rules regarding wireless content, it is very difficult for us to assess whether we offer particular content that could be construed by the mobile operators as inappropriate under current regulations in China. Any penalties imposed on us by the mobile operators for the content of our services could result in a material and adverse effect on our revenue, profitability and reputation.

China Unicom and China Mobile may impose higher service or network fees on us for their own business purposes or if we are unable to satisfy customer usage and other performance criteria, which could reduce our gross margins.

Fees for our 2G and 2.5G services are charged on a monthly subscription or per-use basis. As provided in our network service agreements, we rely on China Unicom and China Mobile for both billing of, and collection from, mobile phone users of fees for our services. As noted above under “— The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability,” our negotiating leverage with the mobile operators is limited. As a result, the mobile operators could unilaterally for their own business purposes amend our agreements with them to increase the service or network fees that they retain from the revenues generated by our 2G and 2.5G services.

In addition, under these agreements, these service fees in some cases rise if we fail to meet certain customer usage, revenues and other performance criteria. Moreover, for 2G services, to the extent that the number of messages sent by us over China Mobile’s and China Unicom’s network exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy any performance criteria in the future or that the mobile operators will keep the criteria at their current levels.

Any increase in China Unicom’s or China Mobile’s service or network fees could reduce our gross margins. For example, we have experienced a recent rise in service fees payable with respect to our 2G services which contributed slightly to a decline in our gross profit margins for 2G services in 2004 compared to 2003.

If either China Unicom or China Mobile change their practices with regard to how service selections appear on their WAP portals, the revenue from our services, and thus our overall financial condition, could be materially and adversely affected.

The current practice of both China Unicom and China Mobile is to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of the two principal mobile operators in China helps us maintain our leading position, and in the future will help us to capture opportunities presented by the expected high growth in the market for WAP services in China. If either China Mobile or China Unicom changes its current practices so that the most popular services are not those that are the most accessible to customers, restricts the number or type of services a service provider is permitted to place on service menus or adopts new interface technologies that eliminate the current service menus, our services could become more difficult for users to access and could, therefore, become less popular. This could materially and adversely affect the revenue from our services, and thus our overall financial condition.

Our revenue from wireless value-added services would likely be adversely affected if China Unicom or China Mobile or both begin providing their own full portfolio of 2G and 2.5G services that compete with our services.

China Unicom and China Mobile currently offer a limited number of niche applications such as instant messaging. While, to date, they are not offering their own full portfolios of 2G and 2.5G services, our business would likely be adversely affected if China Unicom or China Mobile or both decide to begin providing 2G and 2.5G services to mobile phone users which compete with our services. In that case, we would not only face enhanced competition, but could be partially or completely denied access to their networks which could adversely affect our revenue from wireless value-added services.

One of our principal strategies is focusing on 2.5G services in China, the market for which may not grow to the extent we anticipate for a variety of reasons that are beyond our control, which in turn would limit the growth potential of our business and adversely affect the market price of our ADSs.

Revenues from 2G services such as SMS represented 56.6% and 58.3% of our total revenues in 2002 and 2003, respectively. However, our 2.5G services delivered through WAP comprised the largest portion of our total revenues in 2004, and we expect this trend to continue in 2005. In 2004, 52.8% of our total revenues were from 2.5G services and 28.0% were from 2G services. As a relative percentage of our total revenues, we expect that our 2G revenues will decline in future years.

Currently, 2.5G technology is still evolving in China. We cannot be certain whether the popularity of 2.5G services will reach the levels currently enjoyed by 2G services in the near future or ever. Factors which could affect the expansion of the 2.5G market and, accordingly, for our 2.5G services in China include:

•	the cost of 2.5G compatible handsets and services,

•	the technical bugs or other problems which users experience while using 2.5G services,

•	the growth in the capacity of 2.5G mobile networks to accommodate new users of 2.5G services in China,

•	whether there is a critical mass of attractive services which are compatible with the technology,

•	consumer preferences within China, particularly in under-penetrated smaller-sized cities and towns, and

•	delays in testing and deployment of the complex software necessary to support the expansion of the 2.5G mobile networks, including our own VASPro software which China Unicom uses at the national level and in nine provincial offices for 2.5G services.

Because the foregoing factors are beyond our control, we cannot accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, composition and growth of this market. If 2.5G services, particularly WAP services, are not adopted on a widespread basis in China, our business may not grow to the extent we anticipate.

The popularity of our 2G and 2.5G services, and therefore revenues from these services and our profitability, would be adversely affected if our competitors offer more attractive and engaging services or our services are rendered obsolete by the introduction of newer technologies such as 3G.

The wireless value-added services market is highly competitive, and our competitors may offer new or different services which are more popular than our 2G and 2.5G services, including, for example, MMS, which we do not offer. Moreover, our services could be rendered obsolete by the introduction of newer technologies such as 3G mobile networks. Although we are planning to transition our 2.5G services to 3G services when 3G licenses are awarded to mobile operators in China and 3G mobile networks are launched, it is difficult to predict the development of new mobile technologies or the types of services that will be popular on any new mobile networks. Accordingly, we cannot be certain whether any services we offer which are compatible with such new technologies will be successful.

China Unicom and China Mobile allow us to offer our services over their networks only if we achieve minimum customer usage, revenues and other criteria, and our revenues from 2.5G services depend in particular on our ability to meet those criteria to keep our services among the most popular offered through the mobile operators.

If we fail to achieve minimum customer usage, revenues and other criteria imposed by China Unicom or China Mobile at its discretion from time to time, our services could be excluded from the applicable mobile operator’s entire network at a provincial or national level, or we could be prevented from introducing new services. In addition, we believe that the success of our 2.5G services depends significantly on whether our services appear at the top of the menu on the first page of the list of services available in each service category on the mobile operators’ WAP portals. The ranking of services on these WAP page menus depends on the satisfaction of performance criteria established by the mobile operators from time to time. If we are excluded from any mobile operator’s network or are not able to keep our 2.5G services at the top of the service lists on any mobile operator’s WAP pages due to performance problems, our wireless value-added services revenue could be substantially reduced, which would materially and adversely affect our overall financial condition and the market price of our ADSs.

We are particularly dependent on the success of China Unicom’s 2.5G mobile networks operating on the CDMA platform, and if the use of CDMA compatible handsets does not continue to grow as we expect, our ability to generate revenues from 2.5G services could be limited.

All of our 2.5G services revenues in 2003, and a major portion in 2004, were derived from China Unicom’s users, and we expect China Unicom to continue to contribute the major portion of our 2.5G services revenues for the foreseeable future. China Unicom’s 2.5G mobile network operates on the code division multiple access, or CDMA, platform in contrast to China Mobile, the dominant mobile operator in China, which operates its 2.5G mobile network on the general packet radio system, or GPRS, platform. Mobile phone users can access China Unicom’s WAP services only if they purchase handsets that are compatible with CDMA. Sales of CDMA handsets, which have historically been significantly more expensive than handsets using older technology such as global system for mobile communication, or GSM, have been growing in China since their introduction in 2002. Although the prices of CDMA-compatible handsets have dropped in recent quarters, we cannot be certain whether this trend will continue or of the extent to which new or existing users will be willing to use CDMA handsets to obtain the latest technology. The pricing, marketing and other factors which affect the sales of more sophisticated mobile handsets are all outside of our control, and weak sales of mobile handsets for which we have developed services could limit our ability to generate revenues from those services.

Even following our acquisition of Beijing Enterprise, we may not be able to enhance our relationship with China Mobile, which would limit our ability to increase our market share and our overall profitability.

Our revenues from 2G and 2.5G services are substantially dependent on our relationship with China Unicom. Through the acquisition of Beijing Enterprise, which primarily provides 2.5G services to China Mobile’s users, and also leveraging our existing sales and marketing and product development teams, we intend to enhance our relationships with the national and provincial offices of China Mobile to increase the number of services we are able to offer through its network, enhance the positioning of our services on China Mobile’s WAP portal services menus and increase the marketing cooperation between us and China Mobile. However, like China Unicom, China Mobile, through its provincial offices, has historically preferred to work only with a small group of the best performing wireless value-added service providers, based upon various performance criteria including uniqueness of the service offered by each provider, total number of users, usage and revenues generated in the applicable province or municipality, the rate of customer complaints, and marketing expenditures in the applicable province or municipality. If we cannot achieve these performance criteria or China Mobile has concerns about working with us for more subjective reasons (for example, due to our long-standing relationship with China Unicom), our services may be less actively promoted by China Mobile to its users or may be excluded from its network altogether. In either case, our ability to increase our market share and our overall profitability would be limited.

We must rely on China Unicom and China Mobile to maintain accurate records of fees paid by users of our services, deduct service and network fees due to them and pay us fees due to us. Errors in record-keeping by the mobile operators could adversely affect our profitability and the market price of our ADSs.

We must rely on China Unicom and China Mobile to maintain accurate records of the fees paid by users and deduct the service and network fees due to them under our network service agreements. Specifically, the mobile operators provide us with monthly statements for our 2G services that do not provide itemized information regarding amounts paid for each of our services or calculations of the service and network fees. As a result, monthly statements that we have received from the mobile operators for our 2G services cannot be reconciled to our own internal records for the reasons discussed under “— China Unicom and China Mobile do not supply us with detailed information on billing and transmission failures, revenues, service or network fees or other charges, particularly with respect to our 2G services, and accordingly, it is difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us with respect to such 2G services because we do not have access to the mobile operators’ internal records. Rather, we can only seek consultations with the mobile operators to discuss the reasons for any discrepancies.

With respect to our 2.5G services, the mobile operators allow us limited access to their transmission and billing system information to monitor if our services are actually delivered and paid for, which information we then reconcile to our own internal records. In addition, the mobile operators in general provide us with monthly statements within two to three weeks after month end. To date, discrepancies between our internal records and the mobile operators’ confirmations has been insignificant. Nonetheless, we are still ultimately dependent on the ability of the mobile operators’ systems to accurately collect and analyze the relevant transmission and payment data regarding our services.

Because of the dominant market position of these mobile operators, we have limited leverage in challenging any discrepancies between their monthly statements and 2.5G system information, on the one hand, and our own records, on the other hand. Our profitability and the market price of our ADSs could be adversely affected if these mobile operators miscalculate the revenues generated from our services and our portion of those revenues.

Our dependence on the billing records of China Unicom and China Mobile may adversely affect our ability to record, process, summarize and report revenue and other information regarding our wireless value-added services. Any inaccuracies in our records and public reports could adversely affect our ability to effectively manage our business and the market price of our ADSs.

We maintain controls and procedures to ensure that financial and non-financial information regarding our business is recorded, processed, summarized and reported in a timely and accurate manner. However, as noted in the prior risk factor, we depend on the billing records of China Unicom and China Mobile and have only limited means to independently verify information provided by them. If the information they provide us is incorrect or incomplete, then our own internal records will also be incorrect or incomplete. Our business could be adversely affected if our management and board of directors make decisions based on deficient internal information, such as strategic initiatives involving new wireless value-added services. Moreover, following this offering, it is possible that, if information provided to us by the mobile operators were not correct or complete, our public reports could also be deficient, which could adversely affect the market price of our ADSs.

We have started to recognize revenue for a portion of our 2G services on an accrual basis beginning with our financial statements for the year ended December 31, 2004, based on an internal estimation process which involves the use of estimates of monthly revenues to the extent we are unable to obtain actual figures from the mobile operators before we finalize our financial statements, which could in turn require us to make adjustments to our financial statements.

Our financial statements through December 31, 2003 reflect our actual revenues as they appear on the mobile operators’ statements. However, starting from 2004, we recognized revenue for a portion of our 2G services (as well as for an insignificant portion of our 2.5G services) on an accrual basis and plan to do so in the future as necessary in order to report our quarterly or annual earnings on a timely basis. This involves the use of estimates of monthly revenues based on our internal records for the month and prior monthly confirmation rates with the mobile operators in prior months if we are unable to obtain actual figures from the mobile operators before we finalize our financial statements. We expect the effect of these estimates on our financial results will be more significant on our quarterly results of operations than on our annual results, as we are less likely to receive confirmation on all of our 2G revenues before we disclose our quarterly results. For 2003 and 2004, respectively, 100.0% and approximately 95% of our 2G revenues were recognized based on confirmations received from the mobile operators. To the extent that our revenues have not been confirmed by the mobile operators for any reporting period, we will need to adjust our revenues in the subsequent periods in which these revenues are confirmed. Actual revenues may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenues on an accrual basis could potentially require us to later make adjustments to our financial statements if the mobile operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the market price of our ADSs.

Our revenues and cost of revenues for 2G services, and to a lesser degree 2.5G services, are affected by billing and transmission failures and other discrepancies which are often beyond our control.

We do not collect fees for our services from China Unicom and China Mobile in a number of circumstances, including if:

•	the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable mobile operator;

•	China Unicom or China Mobile experiences technical problems with its network which prevent the delivery of our services to the customer;

•	we experience technical problems with our technology platform that prevents delivery of our services; or

•	the customer refuses to pay for our services due to quality or other problems.

These situations are known in the industry as billing and transmission failures, and we do not recognize any revenues for services which are characterized as billing and transmission failures. Billing and transmission failures therefore significantly lower the revenues we record. The failure rate for 2G services can vary among the mobile operators, and by province, and also has fluctuated significantly in the past, ranging on a monthly basis from 3.4% to 22.2% of the total billable messages which are reflected in our internal records during 2004.

Although we do not experience the same type of billing and transmission failures for our 2.5G services as we do for our 2G services, we do experience a discrepancy between the revenues recorded by our internal system and the revenues confirmed by the mobile operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but are not billed to the user for a variety of reasons associated with the manner in which the mobile operators register new users and manage their internal billing reconciliation process.

We are also required to pay some of our content providers a percentage of the revenues received from or confirmed by the mobile operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures, which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. Our costs of services, gross margins and profitability could be adversely affected if, due to problems in estimating billing and transmission failures, we overpay service providers on a consistent and continuous basis.

China Unicom and China Mobile do not supply us with detailed information on billing and transmission failures, revenues, service and network fees or other charges, particularly with respect to our 2G services, and accordingly it is difficult to analyze the factors affecting our financial performance.

China Unicom’s and China Mobile’s monthly statements to service providers, including our company, regarding the services provided through their networks currently do not contain information about billing and transmission failures, revenues, service and network fees or other charges or detailed information on a service- by-service basis, particularly with respect to our 2G services. While the mobile operators allow third party service providers such as our company to have access to their 2.5G transmission and billing systems, such access is limited and does not offer complete information on all fee calculations and other charges. Moreover, China Unicom and China Mobile have from time to time imposed penalty charges on us when they believe we have contravened their customer service policies. These charges, which have been imposed in relation to our 2G services, totaled approximately RMB1.9 million ($0.2 million) for 2004 and were negligible in previous periods. The information provided by the mobile operators does not, however, identify exactly which services caused the problem or the time period in which they occurred.

As a result of the foregoing, we are unable to effectively analyze the factors that affect our financial performance and can only estimate our revenues and cost of revenues by service type. We are also unable to confirm which of our 2G services were transmitted but resulted in billing and transmission failures. As a result, with respect to specific services, we are not able to definitively calculate and monitor revenues, margin and other financial information, such as average revenues per-user by service and total revenues per-user by service, and also cannot definitively determine which of these services are or may be profitable. Moreover, we do not know what adjustments, if any, should be made with respect to specific services to avoid inadvertent violations of the mobile operators’ customer service policies.

The services we offer and the prices we charge are subject to approval by China Unicom and China Mobile, and if requested approvals are not granted in a timely manner or approved services are suspended or terminated, our competitive position, revenue and profitability could be adversely affected.

We must obtain approval from China Unicom and China Mobile with respect to each 2G and 2.5G service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our revenue and profitability. In addition, the recent more rigorous enforcement of customer service policies by China Unicom and China Mobile could result in heightened scrutiny of our existing or proposed services and pricing by the mobile operators. This could, in turn, result in delays in their approving new services, our failure to obtain approval for new services or suspensions or termination of all or part of our existing services or reductions in approved pricing of our services. The occurrence of any of these actions could materially and adversely affect our revenues.

If either China Unicom or China Mobile adopts a policy that prohibits branding by service providers for services provided on their WAP portals, our revenues could be adversely affected.

We introduced our Hawa brand in the fourth quarter of 2003. The branding of our services is an important part of our marketing strategy to increase user awareness of our services and create enhanced customer loyalty. China Mobile currently does not permit the use of corporate names to brand services on their WAP portals. If China Mobile expands this policy to include non-corporate names such as Hawa or China Unicom adopts similar restrictions, we do not believe we could market our services as effectively, which could have an adverse effect on our revenues.

The Chinese government is expected to grant licenses to offer basic wireless telecommunications services in China to third parties with which we have not yet developed close relationships. If those parties receive licenses and are successful in the wireless value-added services market, but we are unable to develop cooperative relationships with them, our revenue and overall financial condition could be adversely affected.

It is anticipated that the Chinese government will grant licenses to offer basic wireless telecommunications services in China to China Telecommunications Corporation, or China Telecom, China Network Communications Group Corporation, or China Netcom, and possibly others, although the timing of such grants is unclear. We have not yet developed close business relationships with those parties as we have done with China Unicom and, to a lesser extent, China Mobile. As a result, if those parties receive basic wireless telecommunications licenses and are successful in the wireless value-added services market, but we are unable to develop cooperative relationships with them, our revenue and overall financial condition could be adversely affected if they take market share from China Unicom and China Mobile. It is also possible that China Telecom, China Netcom and any other parties receiving basic wireless telecommunications licenses may decide to offer wireless value-added services created by them, rather than by third party service providers such as our company. In that case, we would be in direct competition with those operators, and our revenue and overall financial condition could be adversely affected if we are not able to compete effectively against them.

Risks Related to our Software Products

The market for our VASPro software is relatively new, rapidly evolving and dependent on the growth of 2.5G and 3G services in China and elsewhere. We may not be able to generate significant sustainable revenues from this software if the market does not develop as we anticipate or we are unable to respond to new market developments promptly.

The market for our VASPro software is relatively new and rapidly evolving. The mobile operators in China have only recently begun to introduce 2.5G services and implement advanced 2.5G services provisioning and management software such as VASPro, which allows 2.5G services to be offered through the mobile operators’ networks. We may not be able to develop and introduce software, software enhancements or services that respond to market demands, technology developments, increased competition or industry standards on a timely basis, or at all. In addition, to date, our revenues from VASPro have been primarily derived from one-time licensing and maintenance fees paid by China Unicom based on the capacity of its platform in terms of number of users. Under our current agreements, we only generate additional software revenues if China Unicom adds capacity for additional users on its nation-wide WAP portal or we supply such software to additional China Unicom provincial offices. If this market does not grow and evolve in the manner or in the timeframe that we anticipate, or if we are unable to respond to new market developments promptly, we may not be able to generate significant sustainable revenues from our software.

Our software sales are currently entirely dependent on China Unicom, and the loss of our relationship with China Unicom would materially and adversely affect the revenue from our software business.

The only customer for our VASPro software currently is China Unicom. While VASPro is highly complex and customized software and, therefore, difficult to replace, it is possible that China Unicom could purchase similar software from third parties, or develop such software itself, and cease using VASPro. Moreover, several provincial offices of China Unicom that operate their own local WAP portals have purchased services provisioning and management software from other parties, and other provincial offices may do so in the future. In this case, not only would we lose future revenues from sales of additional software to China Unicom at the national or provincial level, but we could also lose what we view to be an important selling point when marketing our software to other mobile operators, the fact that the software is being used successfully by a major mobile operator. This would materially and adversely affect the revenue from our software business.

The market for our VASPro software in China is limited, and we may not be able to sell our software outside of China, in which case the potential growth of our software business would be limited.

The other principal mobile operator in China besides China Unicom, China Mobile, purchases its services provisioning and management software from a subsidiary company of China Mobile specifically established for this purpose, and we believe it is unlikely that China Mobile will purchase our software for the foreseeable future. While, as noted above, it is expected that China Telecom, China Netcom and possibly others will be granted additional mobile licenses, we cannot be certain that any such companies will receive licenses or, if they do, that they will purchase our software. Accordingly, the market for VASPro is limited in China, and we may have to market our software in other countries to increase sales, which we may not be able to do successfully. This strategy contains risks, including difficulty in managing international operations due to distance, language and cultural differences and an inability to successfully market and operate services in foreign markets. There are also risks inherent in doing business on an international level, including unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in currency exchange rates, and potentially adverse tax consequences.

Our provision of both 2G and 2.5G services and services provisioning and management software and related services to China Unicom or other mobile operators could be perceived as a conflict of interest and unfair competitive advantage. As a result, we could be prohibited from providing certain of those types of services, which could materially and adversely affect our competitive position, revenue and overall financial condition.

In addition to providing VASPro software, we provide China Unicom, at its request, operations support, data gathering, testing, consulting and maintenance services for its WAP portal. Third party wireless value-added service providers may complain to China Unicom or any other mobile operator that purchases our software that the simultaneous provision of wireless value-added services, VASPro software and technical consulting services for the software by us, which gives us access to China Unicom’s wireless value-added system, presents a conflict of interest and gives us an unfair competitive advantage. Actions arising from any such complaints could impair our ability to provide services to China Unicom or other mobile operators, which could materially and adversely affect our competitive position in the wireless value-added services market, the services provisioning and management software market, or both, as well as our revenue and overall financial condition.

Our VASPro software is highly complex, and any defects in it could result in a refusal by China Unicom or other mobile operators to use it, as well as errors or failures in the networks in which it operates. Accordingly, any such defects could not only adversely affect our revenue from VASPro, but could also subject us to claims from users, mobile operators or other parties and damage our credibility.

Our VASPro software enables mobile operators to manage a wide range of functions, including managing billing and multiple third party service providers. Given the breadth of this software, it is extremely complex for us to design, develop, install and support the operations of VASPro. Accordingly, despite our testing, current or enhanced versions of VASPro may contain software defects. Any such defects could cause China Unicom to stop licensing VASPro and cause other mobile operators to select services provisioning and management software from our competitors. Moreover, VASPro is a key component of the 2.5G mobile networks in which it operates, and defects could cause errors in such activities as billing or provisioning of services or even cause the whole network to crash. In that case, we could be subject to claims from mobile users, mobile operators which use VASPro or third party service providers for incorrect billing or delivery of services or other damages caused by network problems. Our credibility among mobile operators and users could also be adversely affected, which could adversely affect the long-term growth and profitability of our business as a whole.

Additional Risks Related to Our Company

The acquisition of Beijing Enterprise and any future acquisitions may have an adverse effect on our ability to manage our business and may subject us to unforeseen liabilities.

Selective acquisitions, such as the recent acquisition of Beijing Enterprise, form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our core 2G services, 2.5G services or software and system integration business or help us develop next generation technologies, such as 3G. Beijing Enterprise may not be as successful as it has been in the past, and may also not perform as well as we expect. In particular, China Mobile could stop promoting services offered by Beijing Network, or could prohibit the operation of Beijing Network’s services on China Mobile’s network altogether, if, for example, Beijing Network failed to meet certain performance criteria set by China Mobile. This would significantly affect the expected benefits of this acquisition. Moreover, the integration of Beijing Enterprise into our operations has required significant attention from our management, in particular to ensure that Beijing Network’s relationship with China Mobile is not disrupted and that the quality of our 2G and 2.5G services is maintained. Future acquisitions will also likely present similar challenges.

The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions, including that of Beijing Enterprise, expose us to potential risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. Given the sophisticated technologies used in the wireless value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own is critical in any acquisition we do.

The acquisition of Beijing Enterprise or any other company could also subject us to unforeseen liabilities arising from the acquisition itself or the operations of the company or both.

We face intense competition, which could cause us to lose market share and materially adversely affect our business and results of operations.

The Chinese market for wireless value-added services is changing rapidly and is intensely competitive, with more than 1,000 service providers of 2G services and approximately 150 providers of 2.5G services, according to Norson Telecom Consulting, an independent research firm. We compete principally with three groups of 2G and 2.5G service providers in China, which include companies that focus primarily or entirely on these markets, major Internet portal operators in China and niche service providers.

We have faced competition from all three groups since our entry into this market. Moreover, there are low barriers to entry for new competitors in the 2G and 2.5G services market. Many of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues. In addition, it is possible that China Mobile or China Unicom or both could decide to provide a portfolio of wireless value-added services to their users themselves and deny network access to third party service providers such as us.

With respect to our software products, we face significant competition from major international software companies such as Microsoft, traditional telecommunications companies such as Motorola and NEC, and major software and professional services companies such as Hewlett-Packard and IBM, all of which have greater market share worldwide and financial resources than we do. These established software and telecommunications companies are better positioned to finance research and development activities relating to 2.5G and 3G technologies. They are also able to provide a wider range of products and services for a greater spectrum of media and have greater resources with which to purchase additional technologies or acquire other companies. We also compete against local software developers and telecommunications companies such as Aspire, Huawei and ZTE.

We operate in a rapidly evolving industry, which may make it difficult for investors to evaluate our business.

We began commercially offering wireless value-added services and developing our VASPro software business in China in 2001, and since that time, the technologies and services used in the wireless value-added services industry in China have developed rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:

•	attract and retain users for our 2G and 2.5G services, in particular 2.5G services,

•	expand the services that we offer,

•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,

•	provide our services to users on mobile networks in addition to China Unicom’s network,

•	continue to develop reliable, state-of-the-art mobile service provisioning and management software for mobile operators,

•	maintain, expand and enhance our relationships with mobile operators so that they will allow us to offer our 2G and 2.5G services over their networks and will buy our service provisioning and management software, and

•	increase awareness of our brand and user loyalty.

Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive market in which we operate.

Our historical and pro forma financial information may not be representative of our current or future results of operations.

The historical and pro forma financial information that we have included in this prospectus may not reflect what our results of operations, overall financial condition and cash flow would have been if we had been a separate, stand-alone entity during the periods presented, or what our results of operations, financial condition or cash flow will be in the future. This is because we have experienced tremendous growth in our business in recent periods in part due to the growth in China’s 2G and 2.5G services industry, which may not be representative of future growth. In particular, we experienced rapid growth in sales of our 2.5G services in the second half of 2003 and in 2004 as the market for such services has expanded.

For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We cannot assure you that our historical or pro forma financial information is indicative of our future operating or financial performance.

A substantial portion of our revenues are derived from the relatively wealthier coastal and southern provinces in China, and the termination or alteration of our contracts with the mobile operators, or a general economic downturn, in those areas could have a particularly adverse effect on our revenue and overall financial condition.

Per capita income levels and mobile phone penetration rates in China, i.e. the number of mobile subscribers divided by the population of China, are generally higher in the coastal and southern provinces, and we generate a substantial portion of our revenues from those areas. In particular, we derived 11% and 11% of our 2G services revenues in 2004 from China Unicom users in Sichuan and Zhejiang Provinces, respectively, and between 6% to 9% of our revenues in each of Guangdong, Shandong and Jiangsu Provinces. There are numerous, often highly subjective bases on which the mobile operators have the right to terminate our 2G and 2.5G service contracts with them. Moreover, all sales of our VASPro software have been to the China Unicom national office in Beijing and its provincial offices in nine coastal and southern provinces. If these 2G or 2.5G services or software license contracts are terminated or adversely altered or there is a general economic downturn in those areas, our revenue could be substantially reduced, which would adversely affect our overall financial condition.

We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.

Our future success is heavily dependent upon the continued service of our key executives, particularly the team which conducted the management buy-in of our company in June 2001, namely, Qindai Wang, our president and chief executive officer, Jesse Liu, our senior vice president and chief financial officer, Ping Ji, our senior vice president in charge of software products, Fan Yang, our senior vice president in charge of content products, Jieqiang Li, our senior vice president in charge of content sales and operations, Haoyu Yang, our senior vice president in charge of research and development, and Shijie Wu, our chief technology officer in charge of software products. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives or employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. As we believe is customary in our industry in China, we do not maintain key-man life insurance for any of our key executives.

We also rely on a number of key technology staff for the development and operations of our various businesses. Given the competitive nature of our industry, the risk of key technology staff departing our company is high and any such departure could disrupt our operations.

We have incurred net losses for a significant portion of our history which could occur again, thereby potentially causing the market price of our ADSs to decline.

We incurred significant net losses in 1999 through 2002 and the first quarter of 2003. We could incur significant net losses in the future due to unfavorable changes in the market, operating environment and competitive dynamics and our inability to respond to those changes. If we do not sustain profitability, the market price of our ADSs may decline.

Rapid growth and a rapidly changing operating environment strain our limited resources. Our future growth could be adversely affected if we cannot manage our expansion effectively.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. If the user base of our 2G and 2.5G services increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing, which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt China Unicom, China Mobile or both to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new 2G and 2.5G services, adapt our existing services and maintain and improve the quality of all of our services, particularly as the market for 2.5G services evolves and matures,

•	effectively maintain our relationship with China Unicom, enhance our relationship with China Mobile and establish new relationships with any other recipients of mobile licenses in China so that we are able to offer 2G and 2.5G services over their networks and induce them to purchase our VASPro software,

•	continue training, motivating and retaining our existing employees and attract and integrate new employees, including our senior management,

•	develop and improve our operational, financial, accounting and other internal systems and controls, and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

Any failures of the mobile telecommunications network, the Internet or our technology platform may reduce use of our services and our revenues.

Our wireless value-added services are offered only through the networks of China Unicom and China Mobile. In addition, we use our website to promote our services and enable users to order them. Thus, both the continual accessibility of China Unicom’s and China Mobile’s mobile networks and the performance and reliability of China’s Internet infrastructure are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform and the VASPro software we license. Any server interruptions, break-downs or system failures, including failures caused by computer viruses, hacking or sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenues.

Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.

In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China has been liberalized to allow for a maximum of 50% foreign ownership in value-added telecommunications and Internet services in China. To comply with these ownership requirements, we have implemented a structure which is similar to those used by several of our competitors such as SINA, Sohu, NetEase, Linktone and TOM Online by entering into various agreements with affiliated companies incorporated in China, Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network and Beijing Palmsky, and their shareholders. Hurray! Solutions is owned by our president and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang. In turn, Hurray! Solutions has one subsidiary, Beijing Cool Young. We also have three other affiliated companies, Beijing Network, WVAS Solutions and Beijing Palmsky. Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by our president and chief executive officer, Qindai Wang. Beijing Network is 50% and 50% owned by two individuals in China, Sun Hao and Wang Xiaoping, both of whom serve as vice presidents of Hurray! Solutions. WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Messrs. Sun and Wang. Beijing Palmsky is 50% and 50% owned by two individuals in China, Wang Jianhua and Yang Haoyu, both of whom are our shareholders and vice presidents.

We do not have any direct ownership interest in our affiliated Chinese entities but have entered into a series of agreements with these entities through which we intend to be able to assert a degree of control and management. It is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our, Hurray! Times’ or our affiliated Chinese entities’ existing or future ownership structure and businesses, or our agreements with our affiliated Chinese entities, violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Hurray! Times’ or our affiliated Chinese entities’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. If any of our company,

Hurray! Times and our affiliated Chinese entities was found to be in violation of any existing or future Chinese laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines,

•	confiscating the incomes of any of our company, Hurray! Times or our affiliated Chinese entities,

•	revoking the business licenses of any of our company, Hurray! Times or our affiliated Chinese entities,

•	shutting down servers or blocking websites maintained by any of our company, Hurray! Times or our affiliated Chinese entities,

•	restricting or prohibiting our use of the proceeds from this global offering to finance our business and operations in China,

•	requiring any of us, Hurray! Times or our affiliated Chinese entities to restructure our ownership structure or operations, and/or

•	requiring any of us, Hurray! Times or our affiliated Chinese entities to discontinue any portion of or all of their wireless value-added services.

In any such case, we could be required to restructure our operations, which could adversely affect our ability to operate our business effectively or at all.

We may be required to pay amounts under our guarantees for bank credit facilities which have been extended to Hurray! Solutions and may be unable to recover any such amounts paid by us under these guarantees.

We have, through Hurray! Times, our wholly owned subsidiary, and Beijing Network, our affiliated Chinese entity, provided guarantees for Hurray! Solutions for the repayment of any loans it borrows from Hua Xia Bank between December 31, 2004 and December 31, 2005 in an amount up to RMB100.0 million ($12.0 million). As described in the following risk factor, we operate our business through agreements with Hurray! Solutions and our affiliated Chinese entities. As of December 31, 2004, Hurray! Solutions had outstanding loans of RMB22.0 million ($2.7 million) from Hua Xia Bank. If it defaults in the repayment of any borrowed amounts, we could be required to pay the lending bank pursuant to our guarantees. We expect that we will continue to be involved in and provide additional guarantees and financial support to Hurray! Solutions in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and any other applicable laws.

Our ability to ultimately collect payments made under these guarantees or any future guarantees, if any, will depend on the profitability of our affiliated Chinese entities and their operational needs, which are uncertain. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient.

We depend upon agreements with our affiliated Chinese entities for the success of our business. These agreements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

Because we conduct substantially all our business in China, and because we are restricted to a certain extent by the Chinese government from owning telecommunications or Internet operations in China, we depend on our affiliated Chinese entities, in which we have no direct ownership interest, to provide those services through agreements. These agreements may not be as effective in providing control over our telecommunications or Internet operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as renewing their business licenses or services permits or entering into service contracts with China Unicom and China Mobile. Moreover, the fees for our services are paid by the mobile operators directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all of such fees to our wholly owned subsidiary, Hurray! Times. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient. In particular, the legal environment in China is not as developed as in other jurisdictions, such as the United States. Thus, Chinese courts are often inexperienced in handling corporate disputes, and different courts may apply laws and procedures in different ways.

In addition, there are substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations, as discussed in this section under the heading “—Additional Risks Related to Our Company.” For example, each of Hurray! Solutions and Beijing Network has been granted an inter-provincial value-added telecommunication services license by the Ministry of Information Industry, but we cannot be certain whether any local or national value-added telecommunication services license requirements will conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our value-added telecommunications services. Accordingly, we cannot assure you that Chinese authorities will not ultimately take a view contrary to our own.

We do not believe that we have a reasonable basis to predict the likelihood of the occurrence of the foregoing risks. However, if there is such an occurrence, it could potentially have a significant adverse effect on our ability to operate our business and on our financial condition.

We generate our internal funds almost exclusively from Hurray! Times. If that company is restricted from paying dividends to us, we may lose almost all of our internal source of funds.

We are a holding company with no significant assets other than our equity interest in Hurray! Times. Our internal source of funds has been derived almost exclusively from dividend payments from that company after it receives payments from our affiliated Chinese entities. We are likely to lose all of our source of funds if Hurray! Times is restricted from paying dividends to us, except for interest we earn on our investments, which totaled $587 in 2003 and $38,186 in 2004. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues.

The principal differences between net income under Chinese accounting standards and U.S. GAAP relate to pre-operating costs, stock-based compensation and deferred taxes. Pre-operating costs are expensed when incurred under U.S. GAAP, while they are amortized over five years under Chinese accounting standards. Stock-based compensation and deferred taxes are not recognized under Chinese accounting standards. Under Chinese law, Hurray! Times is also required to set aside a portion of its after-tax profit for which the legal minimum requirement is 10%, as determined by its boards of directors, to fund certain reserve funds beginning in its first profitable year after offsetting prior year’s cumulative losses. The amount of reserves was RMB13,417,200 ($1,621,120) as of December 31, 2004. These reserves are established for enterprise expansion, staff welfare and other general purposes under Chinese law and they are not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiary are implemented under Chinese law, we may not be able to access our internal source of funds.

Our revenues may fluctuate significantly and may adversely affect the market price of our ADSs.

Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:

•	attract and retain users in the increasingly competitive 2G and 2.5G services market in China,

•	capture a portion of the emerging market for 2.5G services, and when launched, of the market for 3G services,

•	successfully implement our business strategies, and

•	update and develop our services, technologies and content, including our VASPro software, which is highly complex.

Because the 2G and 2.5G services industry in China is new and rapidly evolving and our business is also relatively new and has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the market price of our ADSs to decline.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important components of our wireless value-added services. In addition, our software products are highly complex and involve proprietary software source code and know-how. Any unauthorized use of such intellectual property by third parties may adversely affect our current and future revenue from such services and software, as well as our reputation. We rely primarily on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the Internet and wireless value-added related industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions. In particular, the intellectual property law in China is less developed than in the United States and, historically, China has often not protected private parties’ intellectual property rights to the same extent as such parties might enjoy in the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, overall financial condition and results of operations.

Due to the fact that we aggregate content and applications for our wireless value-added services, and because our services may be used for the distribution of information through, for example, our wireless community services, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. For example, if we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims, even if they do not result in liability. We have not purchased liability insurance for these risks.

We have limited business insurance coverage which could expose us to significant costs and business disruption.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources, particularly if it affects our technology platform which we depend on for delivery of our wireless value-added services.

We may be or become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

We may be classified as a passive foreign investment company by the United States Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to U.S. tax reporting requirements. The determination of whether or not we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a passive foreign investment company for U.S. tax purposes if 50.0% or more of our assets, based on an annual quarterly average, are passive assets, or 75.0% or more of our annual gross income is derived from passive assets. We have determined that virtually all of our income for 2002, 2003 and 2004 was active income under the gross income test. However, as cash and cash equivalents (which the United States Internal Revenue Service has stated constitute passive assets for passive foreign investment company testing purposes) have comprised a significant percentage of our assets (based on U.S. GAAP) in the past and are likely to do so following completion of this offering, the determination whether we were a passive foreign investment company in prior years or will be a passive foreign investment company in the future will depend on the valuation of our intangible assets (including goodwill and going concern value) which are not reflected in our financial statements. We did not obtain an appraisal of our intangible assets for passive foreign investment company testing purposes for prior periods, but we believe that the value of these intangibles exceeds the amount of our cash and cash equivalents. Our judgment is not binding on the Internal Revenue Service. In the future, the valuation of our intangible assets will be based, in part, on the then market value of our ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. See “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company.”

Anti-takeover provisions in our charter documents could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Our amended and restated articles of association, which will become effective upon the closing of this offering, include two provisions which could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management. First, our amended and restated articles of association provide for a classified board of directors. Second, our board of directors has the right to issue preference shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our company, effectively preventing acquisitions that have not been approved by our board of directors.

Our executive officers will own 29.7% of our ordinary shares after completion of this offering, which will give them significant influence over our company.

Our executive officers will own 29.7% of our ordinary shares after completion of this offering. Accordingly, they will be able to exercise significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or facilitating a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedent in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Also, our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court. See “Description of Share Capital—Differences in Corporate Law.”

Risks Related to our Industry

The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the near future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.

Although our 2G and 2.5G services are subject to general regulations regarding telecommunication services, specific laws at the national level governing wireless value-added services, such as our services related to SMS and WAP, have only been issued recently. The interpretation and application of newly issued Chinese laws and regulations and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies providing 2G and 2.5G services, including our Chinese affiliated entities. Many providers of 2G and 2.5G services have obtained various value-added telecommunication services licenses.

Each of Hurray! Solutions and Beijing Network has been granted an inter-provincial value-added telecommunication license by the Ministry of Information Industry that permits it to conduct inter-provincial operations. Our affiliate, WVAS Solutions, has been granted a value-added telecommunication service license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on an inter-provincial basis. We cannot be certain that any local or national value-added telecommunication license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service, due to the lack of a comprehensive body of laws and regulations governing our 2G and 2.5G services. It is also possible that new national legislation might be adopted to regulate such services.

If we or our subsidiary or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding our 2G and 2.5G services or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:

•	levy fines,

•	confiscate our income or the income of our affiliates,

•	revoke our business license or the business license of our affiliates,

•	shut down our servers or the servers of our affiliates and/or blocking any Web or WAP sites that we operate, and

•	require us to discontinue any portion or all of our 2G and 2.5G services business.

The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.

Our affiliate, Hurray! Solutions, and some of our other affiliated Chinese entities operate Internet websites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industry, and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations, including ours. In particular, the Ministry of Information Industry has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the relevant government agencies overseeing the telecommunications industry or any value-added telecommunication license held by Hurray! Solutions or our other affiliated Chinese entities will satisfy these requirements. We have learned that the Ministry of Information Industry is in the process of preparing new laws and regulations that will govern these activities, which could be applicable to the services we offer. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.

Risks Related to Doing Business in China

A slowdown in the Chinese economy may slow down our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slowdown will not have a negative effect on our business. Several years ago, the Chinese economy experienced deflation, which may recur in the foreseeable future. More recently, the Chinese government announced its intention to use macroeconomic tools and regulations to slow the rate of growth of the Chinese economy, the results of which are difficult to predict. The Chinese economy overall affects our profitability as expenditures for wireless value-added services may decrease due to slowing domestic demand. More specifically, increased penetration of wireless value-added services in the less economically developed central and western provinces of China will depend on their achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population.

The Chinese legal system embodies uncertainties which could limit the legal protections available to you and could also adversely affect our ability to operate our business.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. In addition, the Chinese government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with our Chinese affiliates, which may in turn have a material adverse effect on our ability to operate our business.

Any recurrence of severe acute respiratory syndrome, or SARS, pandemic avian influenza or another widespread public health problem, could adversely affect our business and results of operations.

A renewed outbreak of SARS, pandemic avian influenza or another widespread public health problem in China, where all of our revenues are derived, and in Beijing, where our operations are headquartered, could have a negative effect on our operations. Our operations may be affected by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Changes in China’s political and economic policies could harm our business.

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure,

•	level of government involvement in the economy,

•	level of development,

•	level of capital reinvestment,

•	control of foreign exchange,

•	methods of allocating resources, and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiary in China would be reduced.

Risks Related to this Offering

If an active trading market for our ADSs does not develop, the market price of our ADSs may suffer and may decline below the initial offering price.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial price to the public for our ADSs will be determined by negotiations between us and our underwriters and may not be indicative of the price at which ADSs will trade following the completion of this offering. We cannot assure you that an active trading market will develop or be sustained following the completion of this offering, or that the market price of our ADSs will not decline below the initial offering price.

The sale by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the market price of our ADSs.

Immediately after the completion of this offering, we will have 2,187,595,840 ordinary shares outstanding, including 688,000,000 ordinary shares represented by ADSs sold in this offering (assuming the over-allotment option is not exercised). Our ADSs sold in this offering (other than those held by our affiliates) will be eligible for immediate resale in the public market without restrictions and 1,499,595,840 ordinary shares held by our existing shareholders and any ADSs held by our affiliates may also be sold in the public market in the future pursuant to, and subject to the restrictions contained in, Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and applicable lock-up agreements. All of our ordinary shares outstanding immediately after this offering, except for ordinary shares evidenced by ADSs sold in this offering, will be subject to a lock-up agreement. Once that lock-up agreement expires, such ordinary shares will become tradeable subject to the requirements of applicable securities laws. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected.

You will experience immediate and substantial dilution in the book value of the ADSs that you purchase because the initial public offering price per ADS is higher than the value of our net assets per ADS.

You will experience an immediate dilution of $6.97 per ADS when you purchase ADSs from this offering at an assumed initial public offering price of $10.60. This dilution results from the fact that the initial public offering price per ADS substantially exceeds the per ADS value of our assets, less our liabilities (i.e., our net tangible book value per ADS). Thus, purchasers of our ADSs in this offering will be contributing approximately 141% of our total assets as of December 31, 2004, but will only own approximately 31.5% of our outstanding share capital immediately after completion of this offering.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. We cannot offer you those rights unless the securities to which the rights relate are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

The market price for our ADSs may be volatile, which could result in substantial losses to investors.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results,

•	announcements of new services by us or our competitors,

•	changes in financial estimates by securities analysts,

•	conditions in the 2G and 2.5G services market,

•	changes in the economic performance or market valuations of other companies involved in 2G and 2.5G services,

•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,

•	additions or departures of key personnel, or

•	potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct all of our operations in China and because the majority of our directors and officers reside outside of the U.S.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets and all our subsidiaries and affiliates are located outside the United States. In addition, most of our directors and officers and their assets are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

Our Chinese legal counsel, Jingtian & Gongcheng, has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other western countries. As a result, recognition and enforcement in China of judgments of a court obtained in those jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See “Enforceability of Civil Liabilities.”

We have been advised by Conyers Dill & Pearman, Cayman, our Cayman Islands legal advisers, that the courts of the Cayman Islands are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of the securities laws of the United States or any State thereof, and

•	in original actions brought in the Cayman Islands, to impose liabilities against us based on certain of the civil liability provisions of the securities laws of the United States or any State thereof, if and to the extent that such provisions are penal in nature.

However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will generally give a judgment based upon a judgment of a foreign court of competent jurisdiction under which a sum of money is payable without retrial on the merits provided that:

•	such courts had proper jurisdiction over the parties subject to such judgment;

•	such courts did not contravene the rules of natural justice of the Cayman Islands;

•	such judgment was not obtained by fraud;

•	the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands;

•	no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and

•	there is due compliance with the correct procedures under the laws of the Cayman Islands. Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

We have not determined any specific use for a significant portion of the proceeds from this offering and we may use the proceeds in ways with which you may not agree.

We have not allocated the net proceeds of this offering to any specific use. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

You may not be able to exercise your right to vote.

As a holder of our ADSs, you may instruct the depositary of our ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question;

•	the depositary has knowledge of any solicitation of proxies in opposition to any recommendation by our company as to an action to be taken at the meeting; or

•	the proposal relates to a merger or consolidation or other matter which may affect substantially the rights of shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by American Depositary Receipts are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

FORWARD-LOOKING STATEMENTS

Many statements made in this prospectus under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere are forward-looking statements that reflect our current expectations and views of future events. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be affected by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including those related to:

•	the risk that our various contractual relationships with China Unicom or China Mobile will terminate or be altered in a way that adversely affects our business;

•	changes in the mobile operators’ policies or the way in which such policies are enforced;

•	our reliance on our agreements with our affiliated Chinese entities;

•	intensifying competition in the market in which we operate;

•	the risk that the current popularity in China of 2G and 2.5G services that we offer, including ringtone and picture downloads, chat services, wireless games and other 2G and 2.5G services, will not continue for whatever reason, including SMS and WAP being superseded by other technologies for which we are unable to offer attractive services;

•	the risk that the recent and projected growth in the usage of 2G and 2.5G services, in particular 2.5G services, will slow or cease, or that such usage will decrease for whatever reason;

•	the risk that we may not be able to continuously develop new and creative 2G and 2.5G services;

•	the risk that China Unicom will stop using our VASPro software or that we will not be able to sell such software to other mobile operators;

•	the risk that we will not be able to control our expenses in future periods;

•	the risk that we will not be able to develop and implement additional operational and financial systems to manage our operations as they expand;

•	governmental uncertainties; and

•	uncertainty as to future profitability and the risk that security, reliability, cost and quality of service concerns may impede broad use of 2G and 2.5G services.

We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

OUR CORPORATE STRUCTURE

We became an independent company in September 1999 when we were spun-off from UT Starcom, a Nasdaq-listed company that manufactures telecommunication equipment in China. In June 2001, our current management team conducted a management buy-in by purchasing a substantial equity interest in our company.

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times. To comply with ownership requirements under Chinese law which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with five affiliated Chinese entities, Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network and Beijing Palmsky, and their respective shareholders. We hold no ownership interest in our affiliated Chinese entities. Hurray! Solutions is 85% and 15% owned by our president and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively. In turn, Hurray! Solutions has one subsidiary, Beijing Cool Young. We also have three other affiliated companies, Beijing Network, WVAS Solutions and Beijing Palmsky. Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by our president and chief executive officer, Qindai Wang. Beijing Network is 50% and 50% owned by two individuals in China, Sun Hao and Wang Xiaoping, both of whom serve as vice presidents of Hurray! Solutions. WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Messrs. Sun and Wang. Beijing Palmsky is 50% and 50% owned by two individuals in China, Wang Jianhua and Yang Haoyu, both of whom are our shareholders and vice presidents.

In June 2004, we acquired Beijing Enterprise, which offers 2.5G services through China Mobile. We have entered into agreements with Beijing Network similar to the ones we have entered into with our other affiliated Chinese entities as described above. See “Our Recent Acquisition of Beijing Enterprise.”

The following diagram shows the group structure of our subsidiaries and affiliated companies:

(1)	Mr. Qindai Wang owns the remaining 1% equity interest.
(2)	Each of Mr. Qindai Wang and Mr. Songzuo Xiang owns 85% and 15% of Hurray! Solutions’ equity interest, respectively.
(3)	Mr. Qindai Wang owns the remaining 5% of the equity interest in Beijing Cool Young.
(4)	Beijing Network was previously 95% and 5% owned by Hurray! Solutions and Mr. Qindai Wang, respectively. To be eligible to receive an inter-provincial value-added telecommunication services license, in July 2004, we conducted a restructuring of the shareholdings of Beijing Network, under which Hurray! Solutions and Mr. Qindai Wang transferred their collective shareholdings to individuals in China, Mr. Sun Hao and Mr. Wang Xiaoping, each of whom owned 50% of Beijing Network after the restructuring.
(5)	WVAS Solutions was previously 95% and 5% owned by Hurray! Solutions and Mr. Qindai Wang, respectively. In October 2004, we conducted a restructuring of the shareholdings of WVAS Solutions, under which Hurray! Solutions and Mr. Qindai Wang transferred 99% of their collective shareholdings to Beijing Network and 0.5% and 0.5% to each of Mr. Sun Hao and Mr. Wang Xiaoping. Both Messrs. Sun and Wang currently serve as vice presidents of Hurray! Solutions.
(6)	Beijing Palmsky was previously 99% and 1% owned by Hurray! Solutions and Mr. Qindai Wang, respectively. In October 2004, we conducted a restructuring of the shareholdings of Beijing Palmsky, under which Hurray! Solutions and Mr. Qindai Wang transferred their collective shareholdings to Mr. Wang Jianhua and Dr. Yang Haoyu, each of whom owned 50% of Beijing Palmsky after the restructuring. Both Mr. Wang and Dr. Yang are currently our shareholders and also serve as vice presidents of our company.
(7)	We do not have any ownership interest in Hurray! Solutions, WVAS Solutions, Beijing Cool Young, Beijing Network, and Beijing Palmsky. We have entered into a series of agreements with these entities and their respective shareholders through Hurray! Times.
(8)	We have agreements granting us the exclusive right to purchase the equity interests in each of Hurray! Solutions, WVAS Solutions, Beijing Cool Young, Beijing Network and Beijing Palmsky from their respective shareholders.

The principal terms of the agreements with our Chinese affiliates are described below.

Powers of Attorney.    Except for Qindai Wang, each of the shareholders of our affiliated Chinese entities has irrevocably designated Qindai Wang, in his capacity as General Manager of Hurray! Times, as attorney-in-fact, to vote on their behalf at shareholders meetings on matters on which they are entitled to vote with respect to Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network and Beijing Palmsky, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

Each such power of attorney by its terms is valid only for so long as the designated attorney-in-fact remains the general manager of Hurray! Times. If the attorney-in-fact ceases to be the general manager, the power of attorney will terminate automatically and the succeeding general manager shall be designated.

Operating Agreements.    Through Hurray! Times, we may provide guarantees to our affiliated Chinese entities of their contracts, agreements or transactions with third parties, to the extent permitted under Chinese law. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable, which have not previously been encumbered by security interests. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by Hurray! Times as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept the guidance of Hurray! Times regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While Hurray! Times has the right to terminate all of its agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is ten years.

Exclusive Technical Consulting and Services Agreements.    Through Hurray! Times, we provide our affiliated Chinese entities with exclusive technical support and related consulting and information services. We are the exclusive provider of these services. The initial term of these agreements is ten years. The service fees are subject to adjustment from time to time based on the services provided to our affiliated Chinese entities, up to amounts equaling all of these entities’ revenues.

Trademark, Domain Name and Software Transfer Agreements.    Hurray! Solutions has entered into agreements to transfer to Hurray! Times its ownership rights in its domain names, some of which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Each of WVAS Solutions, Beijing Cool Young, Beijing Palmsky and Beijing Network has entered into agreements to transfer to Hurray! Times its ownership rights in its domain names and Hurray! Times has licensed back to each of them their respective domain names for use in their operations on a non-exclusive basis. Hurray! Solutions has transferred to Hurray! Times its ownership rights in its registered trademark of our corporate logo, which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Beijing Palmsky also has entered into agreements to transfer to Hurray! Times its ownership rights in its games software, which Hurray! Times has licensed back for Beijing Palmsky’s use in its operations on a non-exclusive basis.

Trademark, Domain Name and Software License Agreements.    Hurray! Times has granted to each of Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Palmsky and Beijing Network a license to use certain of its domain names. Hurray! Times has also granted Hurray! Solutions a license to use its registered trademark of our corporate logo. The licensee of each of the licenses described above pays us a nominal annual license fee. In addition, Hurray! Times has granted Beijing Palmsky a license to use several games software for a nominal annual license fee. Each of these license agreements will terminate upon the earlier of ten years or the expiration of Hurray! Times’ right to use the relevant domain names and trademarks. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot promote or advertise the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.

Contracts Relating to the Exclusive Purchase Right of Equity Interest.    Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, our affiliated Chinese entities and each of their shareholders, we or our designee has an exclusive option to purchase from each of their shareholders all or part of each such shareholder’s equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

Equity Interests Pledge Agreements.    Each of the shareholders of our affiliated Chinese entities pledged their respective equity interests in such entities to guarantee the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, Hurray! Times is entitled to sell the equity interests held by such shareholders and retain the proceeds of such sale or require any of them to transfer to us their equity interest in the applicable affiliated entity.

We believe that the terms of these agreements are no less favorable to us than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of license fees paid by each entity. We believe that the individual shareholders of each entity will not receive any personal benefits from these agreements, except as shareholders of our company. As a result of the foregoing contractual arrangements, we effectively have financial control over our affiliated Chinese entities through our security interests over their assets, our ability to receive up to all of their revenue and our other rights described above. In turn, the general manager of Hurray! Times (currently Qindai Wang), who, as a matter of Chinese laws, is subject to the direction of Hurray! Times’ board of directors, maintains control over all voting matters involving our affiliated Chinese entities. According to our Chinese counsel, Jingtian & Gongcheng, these agreements are valid, binding and enforceable under the current Chinese laws and regulations. However, these agreements may not be as effective in providing control over our operations as direct ownership of these businesses. See “Risk Factors — Additional Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all” and “Risk Factors — Additional Risks Related to Our Company — We depend upon agreements with our affiliated Chinese entities for the success of our business. These agreements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.”

USE OF PROCEEDS

We expect to receive net proceeds of approximately $62.5 million from this offering, after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, the net proceeds we will receive will be approximately $69.9 million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

We intend to use the net proceeds of this offering as follows, though the allocation of the use of proceeds may change along with evolving business conditions and other management considerations:

•	up to 50% for potential acquisitions in businesses that we believe are complementary to our existing business, although no acquisitions are pending;

•	up to 5% for repayment of our outstanding short-term loans;

•	up to 10% for our capital expenditures for acquisition or licensing of key Internet and wireless data application technologies and adding supporting server software and hardware systems;

•	up to 10% for product development; and

•	any remaining balance for general corporate purposes.

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest-bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our ADSs. It is possible that we may become a passive foreign investment company for United States federal income taxpayers, which could result in negative tax consequences for you. These consequences are described in more detail in “Risk Factors — Additional Risks Related to Our Company — We may be or become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors” and “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company.”

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and for the expansion of our business. Payments of dividends by our subsidiaries in China to our company are subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2004:

•	on an actual basis (as adjusted to give effect to the 20-for-1 stock split of our ordinary shares which became effective on July 9, 2004);

•	on a pro forma basis assuming the conversion of our outstanding Series A convertible preference shares into ordinary shares at the closing of this offering; and

•	on a pro forma as adjusted basis to reflect our sale of 6,624,339 ADSs in this offering at an assumed offering price of $9.44, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Please read this information together with:

•	the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and

•	the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	Pro forma	Pro forma as adjusted
Shareholders’ equity:
Series A convertible preference shares ($0.001 par value); 22,000,000 shares authorized; 16,924,497 shares issued and outstanding (actual); and no shares issued and outstanding (pro forma and pro forma as adjusted)	$16,925	$—	$—
Ordinary shares ($0.00005 par value); 4,560,000,000 shares authorized; 1,186,672,000 shares issued and outstanding (actual); 1,525,161,940 shares issued and outstanding (pro forma) and 2,187,595,840 shares issued and outstanding (pro forma as adjusted)(1)	59,334	76,259	109,380
Subscription receivable	(50,880)	(50,880)	(50,880)
Additional paid-in capital	16,416,197	16,416,197	78,916,628
Retained earnings (accumulated deficiency)	21,279,775	21,279,775	21,279,775
Accumulated other comprehensive loss	(685)	(685)	(685)

Total shareholders’ equity	37,720,666	37,720,666	100,254,218

Total capitalization	$37,720,666	$37,720,666	$100,254,218

(1)	The number of our ordinary shares outstanding as of December 31, 2004 does not include: 151,374,220 ordinary shares subject to options outstanding as of December 31, 2004, at a weighted average exercise price of $0.075 per ordinary share.

EXCHANGE RATE INFORMATION

We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB8.2765 = US$1.00, the prevailing rate on December 31, 2004. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 3(k) to our audited historical consolidated financial statements.

The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB8.2765 = US$1.00 on January 21, 2005. The following table sets forth, for the period indicated, information concerning the number of Renminbi for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
	RMB per US$1.00
	High	Low
July 2004	8.2769	8.2766
August 2004	8.2770	8.2766
September 2004	8.2768	8.2766
October 2004	8.2768	8.2765
November 2004	8.2765	8.2764
December 2004	8.2767	8.2765

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2000, 2001, 2002, 2003 and 2004, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate
RMB per US$1.00
2000	8.2784
2001	8.2772
2002	8.2772
2003	8.2771
2004	8.2768

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after the offering. Dilution results from the fact that the per ordinary share offering price of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to ordinary shareholders at December 31, 2004 was $16.9 million, or $0.01 per ordinary share and $1.42 per ADS. Net tangible book value per ordinary share as of December 31, 2004 represents the amount of total tangible assets less goodwill, acquired intangible assets net, and total liabilities, divided by the number of ordinary shares outstanding. Our pro forma net tangible book value at December 31, 2004 was $16.9 million, or $0.01 per ordinary share and $1.11 per ADS. Pro forma net tangible book value per ordinary share represents the amount of total tangible assets less goodwill, acquired intangible assets, net and total liabilities, divided by the number of ordinary shares outstanding after giving effect to the automatic conversion of all outstanding shares of our Series A preference shares into our ordinary shares.

After giving effect to our sale of 6,624,339 ADSs in this offering at the initial public offering price of $10.60 per ADS (the mid-point of the range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2004 would have been $79.4 million, or $0.04 per share and $3.63 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.03 per ordinary share, or $2.52 per ADS, to existing shareholders and an immediate dilution of $0.07 per ordinary share, or $6.97 per ADS, to investors purchasing ADSs in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per ADS before deducting underwriter discounts and commissions and other estimated expenses of the offering	$10.60
Net tangible book value per ADS at December 31, 2004	1.42
Pro forma net tangible book value per ADS at December 31, 2004	1.11
Increase in pro forma net tangible book value per ADS attributable to this offering	2.52
Pro forma net tangible book value per ADS after this offering	3.63

Dilution per ADS to new investors	6.97

Dilution per ordinary shares to new investors	$0.07

The following table summarizes, on a pro forma basis as of December 31, 2004, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

	ADSs purchased		Total consideration		Average price per ADS	Average price per share
	Number	Percent	Amount	Percent
	(in thousands of U.S. dollars, except percentages)
Existing holders of capital stock	15,251,619	70%	$14,026,258	17%	$0.92	$0.009
Investors purchasing ADSs in this offering from our company	6,624,339	30%	70,217,993	83%	$10.60	$0.11

Total	21,875,958	100%	$84,244,251	100%

The discussion and tables above assume no exercise of stock options outstanding as of December 31, 2004. As of the consummation of this offering, we expect to have options outstanding to purchase a total of

166,702,220 ordinary shares, including options to purchase a total of 100,029,220 ordinary shares which are exercisable as of the consummation of this offering, with a weighted average exercise price of $0.06 per share, and an additional 1,600,000 ordinary shares subject to options which we have agreed to grant at the per ordinary share price for this offering and which will be exercisable as of the consummation of this offering. To the extent that any of these options are exercised, there will be further dilution to new investors.

If the underwriters’ over-allotment option is exercised in full, investors purchasing ADSs in this offering from our company will hold 35.0% of the total number of our ordinary shares outstanding after this offering.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected historical and unaudited pro forma condensed consolidated financial and operating data should be read in conjunction with our audited historical and unaudited pro forma condensed consolidated financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected historical consolidated statement of operations data for the years ended December 31, 2001 (predecessor), 2002 (predecessor), 2003 and 2004 and the selected historical consolidated balance sheet data as of December 31, 2001 (predecessor), 2002 (predecessor), 2003 and 2004 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statement of operations data for the period from September 21, 1999 to December 31, 1999 (predecessor) and for the year ended December 31, 2000 (predecessor) and the selected historical consolidated balance sheet data as of December 31, 1999 (predecessor) and 2000 (predecessor) set forth below are derived from our unaudited historical consolidated financial statements that are not included in this prospectus. The selected unaudited pro forma condensed consolidated statement of operations data for the years ended December 31, 2003 and 2004 are derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP and audited by Deloitte Touche Tohmatsu CPA Ltd. Our unaudited historical consolidated financial statements and our pro forma consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. For a description of the basis of presentation of these financial statements, see note 3 to our audited historical consolidated financial statements.

Hurray! Holding was formed on April 23, 2002. For our 1999, 2000 and 2001 financial statements, our existing affiliate, Hurray! Solutions, is treated as a predecessor entity. For our 2003 and 2004 financial statements, Hurray! Holding is treated as a successor entity. Because Hurray! Holding had not yet entered into definitive agreements with Hurray! Solutions in 2002 and it had limited operations in that year, our 2002 financial statements are also presented with Hurray! Solutions as a predecessor entity. In accordance with the applicable accounting standards, the assets and liabilities of Hurray! Solutions have been recorded at fair market value in our successor financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Hurray! Holding had total assets of $1,200,035 as of December 31, 2002 and no revenues and a loss from continuing operations of $352,764, or $0.00 per ordinary share, for the period from April 23, 2002 (date of incorporation) to December 31, 2002. Combining Hurray! Holding and Hurray! Solutions on a pro forma basis would increase total assets of Hurray! Solutions by $484,979 as of December 31, 2002 and increase operating expenses and the loss from continuing operations by $352,764 for the period from April 23, 2002 to December 31, 2002.

Our selected unaudited pro forma condensed consolidated financial data for the year ended December 31, 2003 is presented in order to give pro forma effect to the acquisition of Beijing Enterprise as if the acquisition occurred on January 1, 2003. Our selected unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2004 is presented to include (1) the historical consolidated financial data of our company for the three months ended March 31, 2004, (2) the historical financial data of Beijing Enterprise for the three months ended March 31, 2004 after giving pro forma effect to our acquisition of Beijing Enterprise as if the acquisition occurred on January 1, 2003 and (3) the historical consolidated financial data of our company for the nine months from April 1, 2004 (acquisition of Beijing Enterprise) to December 31, 2004, in which the operating results of Beijing Enterprise for that period were consolidated.

	As of and for the Period from September 21, 1999 to December 31, 1999 (Predecessor)	As of and for the Year Ended December 31,
		2000	2001	2002	2003	2003	2004	2004
		(Predecessor)				(Pro forma unaudited)		(pro forma unaudited)
	(in thousands of U.S. dollars, except percentages and subscription data)
Historical and Unaudited Pro Forma Condensed Consolidated Statement of Operations Data
Revenues:
2G services	$—	$—	$1,414	$5,948	$13,471	$13,471	$14,946	$14,946
2.5G services	—	—	—	—	4,289	5,532	28,227	29,226
Software and system integration services	2,848	4,941	—	4,565	5,363	5,364	10,267	10,267

Total revenues	2,848	4,941	1,414	10,513	23,123	24,367	53,440	54,439

Cost of revenues:
2G services	—	—	646	3,363	4,586	4,586	7,050	7,050
2.5G services	—	—	—	—	2,106	2,503	11,003	11,265
Software and system integration services	2,175	2,663	—	4,478	4,151	4,151	6,277	6,277

Total cost of revenues	2,175	2,663	646	7,841	10,843	11,240	24,330	24,592

Gross profit	673	2,278	768	2,672	12,280	13,127	29,110	29,847
Operating expenses	1,059	4,759	4,548	5,156	7,348	8,447	11,596	11,487

Income (loss) from operations	(386)	(2,481)	(3,780)	(2,484)	4,932	4,680	17,514	18,360
Interest income (expense), net	1	17	(91)	(357)	(387)	(385)	(274)	(274)

Income (loss) before tax	(385)	(2,464)	(3,871)	(2,841)	4,545	4,295	17,240	18,086
Income tax	414	—	—	—	—	—	—	—

Net income (loss)	(799)	(2,464)	(3,871)	(2,841)	4,545	4,295	17,240	18,086
Deemed dividends on Series A convertible preference shares	—	—	—	—	(113)	(113)	(40)	(40)

Income (loss) attributable to holders of ordinary shares	$(799)	$(2,464)	$(3,871)	$(2,841)	$4,432	$4,182	$17,200	$18,046

Income per share, basic(1)					$0.00	$0.00	$0.01	$0.02

Income per share, diluted(2)					$0.00	$0.00	$0.01	$0.01

Shares used in calculating basic income per share					1,088,810,959	1,131,499,739	1,208,512,142	1,220,059,107

Shares used in calculating diluted income per share					1,343,606,622	1,386,295,402	1,572,887,775	1,584,434,740

Pro forma basic income per share (unaudited)(3)							$0.01

Pro forma diluted income per share (unaudited)(4)							$0.01

Shares used in calculating pro forma basic income per share (unaudited)							1,523,904,733

Shares used in calculating pro forma diluted income per share (unaudited)							1,572,887,775

(1)	Basic income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period (as adjusted to give effect to the 20-for-1 stock split of our ordinary shares which became effective on July 9, 2004).
(2)	Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.
(3)	Pro forma basic income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period (as adjusted to give effect to the 20-for-1 stock split of our ordinary shares which became effective on July 9, 2004), plus the number of ordinary shares resulting from the assumed conversion upon the closing of this offering of all outstanding Series A convertible preference shares.
(4)	Pro forma diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

	As of and for the Period from September 21, 1999 to December 31, 1999 (Predecessor)	As of and for the Year Ended December 31,
		2000 (Predecessor)	2001 (Predecessor)	2002 (Predecessor)	2003	2004

	(in thousands of U.S. dollars, except percentages and subscription data)
Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$2,834	$1,140	$1,736	$3,493	$11,151	$8,714
Restricted cash	—	—	1,466	1,510	1,510	—
Accounts receivable, net	2,327	706	802	2,937	7,892	11,883
Other current assets	2,225	1,086	1,470	329	228	2,133
Property and equipment, net	700	688	1,666	1,028	1,897	2,617
Other assets	5,815	—	404	473	231	705
Goodwill	—	—	—	—	3,950	20,412

Total assets	$13,901	$3,620	$7,544	$9,770	$26,859	$46,464

Current liabilities	$11,077	$2,014	$7,877	$12,404	$12,165	$8,743
Shareholders’ equity (deficiency)	2,824	1,606	(333)	(2,634)	14,694	37,721

Total liabilities and shareholders’ equity	$13,901	$3,620	$7,544	$9,770	$26,859	$46,464

Other Historical Condensed Consolidated Financial Data
Gross profit margin
2G services	—%	—%	54.3%	43.5%	66.0%	52.8%
2.5G services	—	—	—	—	50.9	61.0
Software and system integration services	23.6	46.1	—	1.9	22.6	38.9
Total gross profit margin	23.6	46.1	54.3	25.4	53.1	54.5
Income (loss) from operations	(13.6)	(50.2)	(267.4)	(23.6)	21.3	32.8
Net profit (loss) margin	(28.1)	(49.9)	(273.9)	(27.0)	19.7	32.3
Depreciation	$73	$242	$338	$652	$858	$1,335
Amortization	—	—	71	142	276	651
Capital expenditure	408	929	1,445	441	1,388	1,871

Unaudited Operating Data (in millions)
Number of SMS service subscriptions(1)	—	—	—	0.9	2.0	1.5
Number of WAP service subscriptions(2)	—	—	—	—	1.6	4.2

(1)	Approximate combined number of our SMS subscriptions on China Unicom’s and China Mobile’s 2G mobile networks as of the indicated date.
(2)	Approximate number of subscriptions on China Unicom’s (and China Mobile’s, in the case of the unaudited operating data as of December 31, 2004) nation-wide WAP portal as of the indicated date.

SELECTED FINANCIAL DATA OF BEIJING ENTERPRISE

The following selected historical financial data for Beijing Enterprise should be read in conjunction with Beijing Enterprise’s historical financial statements, the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Recent Acquisition of Beijing Enterprise” included elsewhere in this prospectus. The selected Beijing Enterprise historical statement of operations data for the period from June 27, 2002, the date of incorporation, to December 31, 2002 and for the year ended December 31, 2003, and the selected historical balance sheet data as of December 31, 2002 and 2003 set forth below are derived from Beijing Enterprise’s audited combined financial statements, which have been prepared and presented in accordance with U.S. GAAP and audited by Deloitte Touche Tohmatsu CPA Ltd. The selected unaudited historical financial data as of and for the three months ended March 31, 2004 are derived from the management financial information of Beijing Enterprise, which was prepared on substantially the same basis as its audited historical financial statements and include all adjustments necessary for a fair statement of the financial results for the period presented. For a description of the basis of presentation of these financial statements, see note 2 to the financial statements of Beijing Enterprise.

No stand-alone financial data for Beijing Enterprise after March 31, 2004 is available as we commenced the consolidation of Beijing Enterprise into our consolidated financial data beginning in the second quarter of 2004.

	As of December 31, 2002 and for the Period From July 27, 2002 to December 31, 2002	As of and for the Year Ended December 31, 2003	As of and for the Three Months Ended March 31, 2004 (unaudited)
	(in thousands of U.S. dollars, except percentages)
Historical Combined Statement of Operations Data
Revenues	$29	$1,244	$999
Cost of revenues	12	382	274

Gross profit	17	862	725
Operating expenses	101	427	369

Operating profit (loss)	(84)	435	356
Interest income	—	2	1

Net income (loss)	$(84)	$437	$357

Historical Combined Balance Sheet Data
Cash and cash equivalents	$358	$478	$633
Accounts receivable	6	190	490
Other current assets	83	220	306
Property and equipment, net	18	122	152
Other assets	1	33	34

Total assets	$466	$1,043	$1,615

Current liabilities	$42	$183	$398
Owners’ equity	424	860	1,217

Total liabilities and owners’ equity	$466	$1,043	$1,615

Other Historical Combined Financial Data
Gross profit margin	58.1%	69.3%	72.6%
Operating profit (loss) margin	(293.4)	35.0	35.7
Net profit (loss) margin	(292.7)	35.1	35.7
Depreciation	$1	$20	$12
Capital expenditure	19	126	42

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements and our unaudited pro forma condensed consolidated financial statements, together with the respective notes thereto, included elsewhere in this prospectus.

Our audited historical consolidated financial statements and the audited historical financial statements of Beijing Enterprise have been prepared in accordance with U.S. GAAP.

Our unaudited pro forma financial information has been derived from our audited historical consolidated financial statements and the audited historical financial statements of Beijing Enterprise.

Overview

We provide wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile phone users in China. We are one of the market leaders in terms of revenue in providing WAP services over China’s 2.5G mobile networks, the most advanced broadly available mobile telecommunication networks deployed in China. We also offer a variety of SMS over China’s 2G mobile networks. In addition, we design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal.

Substantially all of our 2.5G services revenues are derived from WAP services, the predominant 2.5G service available in China. Our 2G services consist of SMS and our recently introduced IVR services. Users pay for our services by monthly subscription and/or on a per-use basis. We receive payments for these services principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. We also earn revenues from our software and system integration services that enable mobile operators to manage and support wireless value-added services on the 2.5G and, in the future, 3G mobile networks.

In June 2004, we acquired Beijing Enterprise for an aggregate purchase price of $18.0 million, of which $12.0 million was paid in cash and $6.0 million was paid in the form of our ordinary shares at a price of $0.14055 per share. Such ordinary shares were cancelled in November 2004 in exchange for a reduced cash payment of $4.5 million, half of which has been paid already with the other half to be paid by May 2005. In addition, two of our affiliated companies have also provided a loan in the amount of such balance to the beneficiary owner of the seller, which shall be repaid in full by May 2005. Beijing Network provides WAP services on China Mobile’s WAP portals, and has consistently ranked in the top five on these portals in terms of revenue. For a description of our acquisition of Beijing Enterprise, see “Our Recent Acquisition of Beijing Enterprise.”

We achieved net income of $17.2 million for 2004 and $4.5 million for 2003, compared to a net loss of $2.8 million for 2002. For 2004, we generated $53.4 million in total revenues, compared to $23.1 million and $10.5 million for 2003 and 2002, respectively, representing an increase of 131.1% and 120.0%, respectively. For 2004, 2G, 2.5G and software and system integration services accounted for 28.0%, 52.8% and 19.2% of our revenues, respectively, compared to 58.3%, 18.5% and 23.2% in 2003 and 56.6%, 0.0% and 43.4% in 2002. Our increase in total revenues during this period was due to increased sales of our services. These increased sales were driven by growth in demand for 2G services such as SMS in China, principally in 2003 and the first quarter of 2004, and the commencement of significant growth in demand for 2.5G services in the third and fourth quarters of 2003. Our software and system integration services revenues also increased as we licensed additional service provisioning and management software to China Unicom, our sole customer and licensee of such software, in connection with actual and anticipated increases in the user base for WAP-based services offered through its network.

We had retained earnings of $21.3 million and $4.1 million as of December 31, 2004 and 2003, respectively, compared to an accumulated deficiency of $10.0 million as of December 31, 2002. Our prior accumulated losses were funded from our private placements of ordinary and preference shares to both our management and investors, capital contributions, and cash flow from our operations.

After giving pro forma effect to the acquisition of Beijing Enterprise as if the acquisition occurred on January 1, 2003, our total revenues and net income were $24.4 million and $4.3 million for 2003, respectively, with revenues derived from our 2G, 2.5G and software and system integration services representing 55.3%, 22.7% and 22.0% of total revenues, respectively. On a pro forma basis, our total revenues and net income were $54.4 million and $18.1 million for 2004, respectively, with revenues derived from our 2G, 2.5G and software and system integration services representing 27.5%, 53.7% and 18.8% of total revenues, respectively. Our unaudited pro forma condensed consolidated financial data for the year ended December 31, 2004 is presented to include (1) the historical consolidated financial data of our company for the three months ended March 31, 2004, (2) the historical financial data of Beijing Enterprise for the three months ended March 31, 2004 after giving pro forma effect to our acquisition of Beijing Enterprise as if the acquisition occurred on January 1, 2003 and (3) the historical consolidated financial data of our company for the nine months ended December 31, 2004, in which the operating results of Beijing Enterprise for that period were consolidated.

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times. To comply with ownership requirements under Chinese law, which impose certain restrictions on foreign companies such as us, from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with five affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities. Hurray! Solutions is 85% and 15% owned by our president and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively. In turn, Hurray! Solutions has one subsidiary, Beijing Cool Young. We also have three other affiliated companies, Beijing Network, WVAS Solutions and Beijing Palmsky. Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by our president and chief executive officer, Qindai Wang. Beijing Network is 50% and 50% owned by two individuals in China, Sun Hao and Wang Xiaoping, both of whom serve as vice presidents of Hurray! Solutions. WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Messrs. Sun and Wang. Beijing Palmsky is 50% and 50% owned by two individuals in China, Wang Jianhua and Yang Haoyu, both of whom are our shareholders and vice presidents. However, through our agreements with these Chinese affiliates, we have the power to vote all shares of all the shareholders of those companies on all their matters, through the general manager of Hurray! Times, as well as the right to enjoy the economic benefits of those companies, the exclusive right to purchase equity interests from the shareholders of those companies to the extent permitted by Chinese laws and the control of the major intellectual properties used by those companies. See “Our Corporate Structure.”

Under FASB Interpretation No. 46, or FIN 46, we are the primary beneficiary of the economic benefits of our variable interest entities, Hurray! Solutions, WVAS Solutions, Beijing Cool Young, Beijing Palmsky and Beijing Network. Accordingly, these entities are consolidated into our financial statements. Transactions among these entities and our company and subsidiaries are eliminated in consolidation.

Hurray! Holding was formed on April 23, 2002. For our 1999, 2000 and 2001 financial statements, our existing affiliate, Hurray! Solutions, is treated as a predecessor entity. For our 2003 and 2004 financial statements, Hurray! Holding is treated as a successor entity. Because Hurray! Holding had not yet entered into definitive agreements with Hurray! Solutions in 2002 and it had limited operations in that year, our 2002 financial statements are also presented with Hurray! Solutions as a predecessor entity and, unless otherwise indicated below, do not present the results of Hurray! Solutions and Hurray! Holding on a combined pro forma basis. In accordance with the applicable accounting standards, the assets and liabilities of Hurray! Solutions have been recorded at fair market value in our successor financial statements.

The major factors affecting our results of operations and financial condition include:

•	Growth of the Wireless Value-Added Services Market in China, in Particular for Our 2.5G Services. Our financial results have been, and we expect them to continue to be, largely dependent on growth in the wireless value-added services market in China. Historically, 2G services, such as SMS, have represented the predominant portion of the wireless value-added services market in China and of our revenues. According to Norson, SMS represented 85% of the total wireless value-added services revenues generated by service providers in China in 2003. Our 2G services, all of which were SMS, represented 75.9% of our total wireless value-added services revenues in 2003. We commercially launched 2.5G services in September 2002 and began billing users for these services at the beginning of 2003. Since the launch of our 2.5G services, we have experienced much higher growth rates in revenues from these services than from our 2G services. Our 2.5G services, substantially all of which are WAP services, represented 65.4% of our total wireless value-added services revenue for 2004. We believe that our financial success in the near-term will depend on the growth of the market for our 2.5G services, especially WAP services, where we have a leading position and, in the longer-term, on our ability to offer popular services on any new wireless technologies that are introduced in China such as 3G. See “Risk Factors — Risks Related to Our Company — Risks Related to Our 2G and 2.5G Services — One of our principal strategies is focusing on 2.5G services in China, the market for which may not grow to the extent we anticipate for a variety of reasons that are beyond our control, which in turn would limit the growth potential of our business and adversely affect the market price of our ADSs” and “Risk Factors — Risks Related to Our Company — Risks Related to Our 2G and 2.5G Services — The popularity of our 2G and 2.5G services, and therefore revenues from these services and our profitability, would be adversely affected if our competitors offer more attractive and engaging services or our services are rendered obsolete by the introduction of newer technologies such as 3G.”

•	Positioning of Our Services on the WAP Portals of China Unicom and China Mobile. A key component of our revenue growth is our ability to not only maintain access to China Unicom’s and China Mobile’s networks, but also to secure prominent positioning for our services at the top of the menu of services for each major service category on the mobile operators’ WAP portals so that users see our services first when opening the service menus. See “Risk Factors — Risks Related to our Company — Risks Related to our 2G and 2.5G Services — China Unicom and China Mobile allow us to offer our services over their networks only if we achieve minimum customer usage, revenues and other criteria, and our revenues from 2.5G services depend in particular on our ability to meet those criteria to keep our services among the most popular offered through the mobile operators.” We do not enjoy the same leading position on China Mobile’s WAP portal as we do on China Unicom’s, and have not historically developed as strong a relationship with China Mobile as we have with China Unicom. We may not be successful in building on Beijing Network’s relationship with China Mobile to enhance the position of our services on China Mobile’s WAP portal.

•

Network Service Agreements with China Unicom and China Mobile.    Our results of operations are dependent on the terms of network service agreements with China Unicom and China Mobile and the manner in which the mobile operators implement these agreements and their related customer service policies. Each of these agreements is non-exclusive, and has a limited term, generally one or two years. Renewal of them on favorable terms depends on our relationship with these mobile operators at both the national and provincial level, the popularity of our services and our ability to maintain adequate levels of performance. Either mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their own service or network fees in order to enhance their profitability at the expense of service providers. See “Risk Factors — Risks Related to our Company — Risks Related to our 2G and 2.5G Services — We depend on China United Telecommunications Corporation, or China Unicom and, to a lesser extent, China Mobile Communications Corporation, or China Mobile, the two principal mobile operators in China, for substantially all of our revenue, and any loss or deterioration of our relationship with China Unicom and China Mobile may result in severe disruptions to our business operations and the loss of some or a major portion of our revenue”, “ — The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability” and “ — Additional Risks Related to Our Company — A substantial portion of our revenues are derived from the relatively wealthier coastal and southern provinces in China, and the termination or alteration of our contracts with the mobile operators, or a general economic downturn, in those areas could have a particularly adverse effect on our revenue and overall financial condition.”

•	Changes in Mobile Operator Policies or the Manner in Which They are Enforced. The policies and procedures adopted by China Mobile and China Unicom regarding customer service, quality control and other aspects of the wireless value-added services industry significantly affect the revenue we receive, as discussed in “Risk Factors — Risks Related to Our Company — Risks Related to Our 2G and 2.5G Services — Unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies have resulted in our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue and profitability in the future”; “— In addition to enhanced enforcement of their policies, the mobile operators have been adopting new billing systems which have adversely affected our SMS revenue”; and “— The Chinese government, China Unicom or China Mobile may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.” Recent changes in the implementation of certain policies have reduced our revenues from SMS-based services by, for example, making it more difficult for customers to order our services, enabling customers to more easily cancel our services and requiring us to automatically terminate subscription services for our inactive users. Further changes in their policies or in their implementation by the mobile operators, including changes that could affect our 2.5G services, could adversely affect our business and financial condition.

•	Taxes. Our subsidiary, Hurray! Times is subject to a 30.0% state enterprise income tax and a 3.0% local enterprise income tax and our affiliated Chinese entities are generally subject to a 33.0% enterprise income tax in China. However, Hurray! Times, as well as Hurray! Solutions (and our other affiliated companies in China), have obtained approval from the Chinese government authorities to be classified as “high technology” companies. This classification entitles such companies to a three-year exemption from enterprise income tax commencing from various dates, followed by a 7.5% preferential tax rate for the succeeding three years and 15% preferential tax rate thereafter. For additional information on such preferential tax arrangements, see “— Taxation” below. The earnings of our affiliated Chinese entities are passed on to Hurray! Times pursuant to various services agreements.

•	Maintaining and Expanding the Customer Base for Our VASPro Services Provisioning and Management Software. China Unicom and nine of its provincial offices that have their own local WAP portals use our VASPro services provisioning and management software. We believe it is unlikely that the other current principal mobile operator in China, China Mobile, will purchase this software in the foreseeable future because it purchases this category of software from a subsidiary which was established for that purpose. Accordingly, continued sales of our software depend on our ability to maintain our relationship with China Unicom and the expansion of China Unicom’s WAP user base so that it will need to license additional software from us to support additional users, acquiring new customers in China, such as China Telecom and China Netcom with which we have not yet developed close relationships, and expanding sales of our software to mobile operators overseas, with which we have almost no experience.

•

Billing and Transmission Failures.    We do not recognize any revenues for services that are characterized as billing and transmission failures. These failures occur when we do not collect fees for our 2G services from mobile operators in a number of circumstances, including when the delivery of our services to a customer is prevented because the customer’s phone is off, the customer’s prepaid phone card has run out of value or a mobile operator experiences technical problems with its network. These situations are known in the industry as billing and transmission failures. The level of billing and transmission failures significantly affects revenues we record. The failure rate for 2G services has fluctuated significantly in the past, ranging on a monthly basis from 3.4% to 22.2% of the total billable messages which are reflected in our internal records during 2004. Although we do not experience the same type of billing and transmission errors for our WAP services as we do for our SMS, we do experience a discrepancy between the revenues recorded by our internal system and the revenues that we receive from the mobile operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but for a variety of reasons are not billed to the user due to the manner in which the mobile operators register new users or manage their internal billing reconciliation process.

Revenues

We derive our revenues from our primary operating segments: 2G services, 2.5G services and software and system integration services. Currently, our revenues are primarily derived from 2G and 2.5G services. Through these services, we provide downloads, information and community-oriented products, such as picture and ringtone downloads, chatting, games, enhanced text-based content services and IVR. Our revenues are primarily derived from Hurray! Times through agreements with our affiliated Chinese entities.

Our revenues represent our total revenues from operations, net of certain business and value-added taxes. Our revenues from wireless value-added services are subject to a 3.0% business tax and our revenues from software and system integration services are subject to a value-added tax at the rate of 17.0%. Furthermore, any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with our affiliated Chinese entities are subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenues, by amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2002 (Predecessor)		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues:
2G services	$5,948	56.6%	$13,471	58.3%	$14,946	28.0%
2.5G services	—	—	4,289	18.5	28,227	52.8
Software and system integration services	4,565	43.4	5,363	23.2	10,267	19.2

Total revenues	$10,513	100.0%	$23,123	100.0%	$53,440	100.0%

2G and 2.5G services.    Our 2G and 2.5G services revenues are derived from services that we provide to our users through China Unicom’s and China Mobile’s networks. We recognize revenues derived from these services before deducting service and network fees paid to the mobile operators. For a description of our revenue recognition policies, see “— Critical Accounting Policies,” and for a description of our network service agreements with these mobile operators, see “Business — Network Service Agreements with China Unicom and China Mobile for 2G and 2.5G Services — Fee Arrangements and Other Payment Considerations for 2.5G Services”; and “— Fee Arrangements and Other Payment Considerations for 2G Services.”

2G services have historically been our primary source of revenues, accounting for approximately 56.6% and 58.3% of our total revenues in 2002 and 2003, respectively. However, we expect that sales of our 2.5G services, particularly our WAP services, will continue to increase, and sales of our 2G services will continue to decline as 2.5G and 3G services gain in popularity. In 2004, our 2G and 2.5G services accounted for approximately 34.6% and 65.4%, respectively, of our combined 2G and 2.5G services revenues, compared with 75.9% and 24.1%, respectively, in 2003.

The following table sets forth subscriptions for 2G and 2.5G services as of the dates indicated:

	As of December 31,
	2003 (unaudited)	2004 (unaudited)
	(in millions)
Service Subscriptions:
2G Subscriptions(1)	2.0	1.5
2.5G Subscriptions(2)	1.6	4.2

(1)	Approximate combined number of our SMS subscription on China Unicom’s and China Mobile’s 2G mobile networks.
(2)	Approximate number of subscriptions on China Unicom’s (and China Mobile’s, in the case of the unaudited operating data as of December 31, 2004) nation-wide WAP portal.

Most of our 2.5G services revenues from China Unicom and China Mobile are subscription-based. In December 2004, more than 92% and 83% of 2.5G services revenues provided through China Unicom and China Mobile, respectively, were subscription-based. Revenues from our subscription services, which are purchased for a fixed period of time, usually three to six months, are typically more predictable and more stable than per-use services which are often the result of impulse buying and tend to fluctuate from month-to-month. Because of the more stable recurring revenue generated by our subscription-based services, we have been focused on migrating Beijing Network’s user base, which had been historically mostly per-use, to subscription-based services by offering a wider range of subscription-based services to its users and increasing promotion of those services through online and offline methods as discussed under “Business—Sales and Marketing.” As these initiatives have only recently been launched, we cannot determine whether they will be successful on a long-term basis.

Software and system integration services.    Our revenues from these services have been derived from the design, development, licensing fees, hardware installation and after-sale support of our VASPro services provisioning and management software, which has been purchased by China Unicom and nine of its provincial offices. We deliver these services under a small number of relatively high value contracts. The revenues from these contracts are recognized based on the percentage of completed contractual obligations. Since a large part of certain projects often relates to third party hardware and software, the timing of their delivery can cause our quarterly gross revenues and cost of revenues to fluctuate significantly. However, those fluctuations do not significantly affect our gross profits because hardware-related revenues approximate the costs of such revenues. See “— Critical Accounting Policies.”

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data by amount for the periods indicated:

	For the Year Ended December 31,
	2002 (Predecessor)	2003	2004
	(in thousands of U.S. dollars)
Cost of Revenues:
2G services	$3,363	$4,586	$7,050
2.5G services	—	2,106	11,003
Software and system integration services	4,478	4,151	6,277

Total cost of revenues	$7,841	$10,843	$24,330

2G and 2.5G services.    The principal cost of revenues for our 2G and 2.5G services is the service and network fees paid to the mobile operators under our network service agreements with them. The cost of revenues also includes fees paid to our content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, operator imposed penalty charges, and certain distribution costs.

Software and system integration services.    Our cost of revenues for our software and system integration services includes acquisition cost of third party hardware and software products provided to our customers and staffing and travel costs related to system integration services in connection with a given project.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the Year Ended December 31,
	2002 (Predecessor)	2003	2004
	(in thousands of U.S. dollars, except percentages)
Gross Profits:
2G services	$2,585	$8,885	$7,896
2.5G services	—	2,183	17,224
Software and system integration services	87	1,212	3,990

Total gross profits	$2,672	$12,280	$29,110

Gross Profit Margin:
2G services	43.5%	66.0%	52.8%
2.5G services	—	50.9	61.0
Software and system integration services	1.9	22.6	38.9
Total gross profit margin	25.4	53.1	54.5

The increase in our 2G and 2.5G services gross profit margins in 2003 compared to 2002 is due to an increase in the revenues derived from this business at a more rapid rate than the increase in the cost of revenues associated with this business. This difference in the rate of increase is primarily because a significant component of the cost of revenues is the allocated portion of fixed common costs, which do not increase in proportion to increases in our 2G and 2.5G services revenues.

The gross profit margins for our 2G services declined in 2004 compared to 2003, due to increased costs related to those services, particularly increased levels of service and network fees for 2G services. In addition, costs of 2G services increased, to a lesser extent, due to the cost of purchasing content for our IVR services which were launched in 2004, as well as increased costs incurred to promote our 2G services. We anticipate that gross profit margins for our 2G services will continue to decline in future periods, driven primarily by the increasingly competitive environment in the 2G market. On the other hand, our gross profit margins for our 2.5G services increased in 2004 compared to 2003 as we achieved economies of scale in this market, and we anticipate that such margins will remain stable or may even increase, if the market continues to expand and we are able to continue to achieve enhanced economies of scale.

The gross profit margins for software and system integration services have varied significantly between 2002 and 2004. This variance is primarily attributable to our delivery of more third party hardware and software in certain periods, which has significantly lower margins, compared to the delivery of our own software and services. In the last three fiscal years combined, third party hardware and software accounted for an average of 84% of the total contract value of our software system and integration services, or 98%, 77% and 91% of our total revenues from software and systems integration services in 2002, 2003 and 2004, respectively. In the future, we intend to minimize the provision of third party hardware and software in connection with our software and system integration services, but we may still be required by our customers to provide those items from time to time. If we are successful in minimizing our provision of third party hardware and software, we expect that our gross profit margins in this segment will tend to stabilize at a higher level.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2002 (Predecessor)		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Operating Expenses:
Product development expenses	$878	8.4%	$1,375	5.9%	$2,246	4.2%
Selling and marketing expenses	2,908	27.7	4,578	19.8	7,212	13.5
General and administrative expenses	1,370	13.0	1,241	5.4	1,821	3.4
In-process research and development	—	—	—	—	36	0.1
Stock-based compensation	—	—	154	0.7	281	0.5

Total operating expenses	$5,156	49.1%	$7,348	31.8%	$11,596	21.7%

Product Development Expenses.    Product development expenses primarily consist of research and development staff costs. Most of our product development expenses relate to enhancing our portfolio of 2.5G services and improving and updating our services provisioning and management software. Product development expenses also include depreciation and amortization of computers and software related to the activities of our product development teams. We depreciate our computer equipment, software and other assets on a straight-line basis over their estimated useful lives, which is three to five years.

Selling and Marketing Expenses.    Selling and marketing expenses primarily consist of staff costs related to managing the development of our service offerings. These expenses also include advertising, sales and marketing expenses, such as expenses associated with sponsoring promotional events, salaries and benefits for our direct sales force, free trial services we offer through, for example, certain retailers of mobile phones in China and gifts we provide to Hawa Club members in exchange for points they accumulate for using our 2G and 2.5G services. In 2003, selling and marketing expenses also included amortization of customer lists of Hurray! Solutions. We expect that our selling and marketing expenses will increase in future periods as we promote the brand recognition of the Hawa brand, and also provide more gifts in exchange for Hawa Club points as more users join that club.

General and Administrative Expenses.    General and administrative expenses primarily consist of compensation and benefits for our management, salaries for our finance and administrative personnel, professional service fees, lease expenses, other office expenses and expenses related to depreciation of equipment for general corporate purposes.

We lease bandwidth from mobile operators’ provincial offices. Bandwidth and server custody fees, office rentals and depreciation charges allocated to our general management, finance and administrative personnel are also included in general and administrative expenses.

We depreciate leasehold improvements, which are recorded as general and administrative expenses on a straight-line basis over the relevant lease term.

We expect our general and administrative expenses to increase as we add personnel in response to the expansion of our business in future periods. We also expect general and administrative expenses to increase as we incur professional service fees, such as for legal and accounting services, for our listing on Nasdaq.

Stock-based Compensation.    We grant stock options to our employees and certain non-employees. Stock-based compensation expenses arise from options granted to employees to the extent that the exercise price of options granted exceeds the fair market value of the underlying stock on the measurement date. We have not recognized a compensation expense in our consolidated financial statements for employee option grants since the exercise prices were equal to or greater than the fair market values at the dates of grant. We account for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using their estimated fair values. In 2003 and 2004, we incurred stock-based compensation cost of $0.2 million and $0.3 million, respectively, which arose in connection with options granted to non-employees, including external consultants and a member of our board of directors in exchange for their services. In addition, in 2002, Hurray! Holding incurred stock-based compensation cost of $0.4 million, which arose in connection with option granted in that year to non-employees. We may incur additional compensation expenses in connection with certain non-employee grants as the fair market value of the options will be re-determined at the end of each fiscal year until they fully vest.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We have summarized our accounting policies below that we believe are both important to an understanding of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider to be key accounting policies. However, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

2G and 2.5G services.    Our revenues are primarily derived from the sale of 2G and 2.5G services to our customers delivered over China Unicom’s and China Mobile’s mobile telecommunications networks. 2G and 2.5G services revenues are derived from providing picture downloads, ringtone downloads, chat rooms, games, pop culture, news and financial information services to mobile phone customers of the mobile operators. Fees for these services are established by an agreement with the mobile operators and indicated in the message received on the mobile phone. These fees are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered.

Our services are delivered to users through the mobile telecommunication networks of the mobile operators, and we rely upon them to provide us with billing and collection services. We have, however, developed an internal system that records the number of transactions and subscriptions of our services, which we then compare to the confirmations received from the mobile operators. Generally within 15 to 30 days after the end of each month, a statement from the mobile operators confirming the value of the 2G and 2.5G services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile operators for these services, net of their service fees, network fees and applicable business taxes.

We initially ascertain the value of the 2G services provided based upon statements sent to us by the mobile operators with respect to the amount of services we deliver to the end users. Because there has historically been a discrepancy between the value of our 2G services based on our internal system and the value of the services based on the statements received from the mobile operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies and other factors, make an estimate of our revenues for such month. This estimate may be higher or lower than the actual revenues we have a right to receive based on the statements received from the mobile operators. As part of our estimation process, after the end of each month, our sales force contacts the provincial offices of the mobile operators to assess whether and to what extent there are any discrepancies between our billing system and the provincial operators’ records. Through this interaction with the mobile operators’ provincial offices, our sales force is able to monitor to a degree the accuracy of estimated revenues during the period prior to receipt of the confirmations. When there is significant uncertainty regarding the timing of receipt of a monthly statement or we are aware that a particular billing issue exists in a province, revenue is not recognized for that province until the statement is received.

By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile operators and would have recognized our revenues based on the monthly statements. In the event that a monthly statement is not received at the time such financial results are reported, we will report the fees payable to us based on our internal estimate. As a result, we may overstate or understate our revenues for the reporting period. Any difference between the statement received from the mobile operators and our estimate will result in a subsequent adjustment to our revenues reported in our financial statements in the following reporting period. However, such billing discrepancies have had no impact on our historical financial statements for 2002 and 2003, since we recorded our revenues in accordance with the monthly statements received from the mobile operators in those years. For 2004, we recognized approximately 5% of our 2G services on an estimated basis. In addition, if 2G services continue to represent a decreasing percentage of our total revenues (a trend which has been occurring for the last several quarters and we expect to continue for the foreseeable future), we anticipate that the portion of our revenues which will be subject to such estimations will decline in future periods.

Although we do not experience the same type of billing and transmission failures for our 2.5G services as we do for our 2G services, we do experience a discrepancy between the revenues recorded by our internal system and the revenues confirmed by the mobile operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but are not billed to the user for a variety of reasons associated with the manner in which the mobile operators register new users and manage their internal billing reconciliation process. However, the 2.5G transmission and billing systems of the mobile operators allow us (as well as other service providers) to monitor if services are actually delivered and paid for. We are then able to identify in a timely manner any discrepancies between our internal system and the systems of the mobile operators. In addition, we typically receive the monthly statements from the mobile operators for our 2.5G services within two or three weeks after the end of each month. Accordingly, the amount of revenue recognized on an accrual basis for our 2.5G services in 2004 was insignificant and is expected to remain insignificant in future periods for the foreseeable future.

We evaluate our network service agreements with the mobile operators to determine whether to recognize our revenues gross or net of the fees charged by the mobile operators. Pursuant to applicable accounting standards, our determination was based upon an assessment of whether we act as a principal or agent when providing the services to our mobile operators. We have concluded that we act as a principal. Factors that we believe support our conclusion are as follows:

•	We have latitude in establishing prices within ranges prescribed by the mobile operators;

•	We determine the specifications of the services we will be rendering;

•	We have the ability to control the selection of our content suppliers; and

•	We assume the risk of non-payment by customers.

Although the mobile operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the mobile operators will usually not pay us if users of our services do not pay them and they will not pay us if users do not receive the services due to billing or transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services.

Software and System Integration.    We generally charge a fixed price for all of our projects and recognize revenues based on the percentage of completion of the project. Software revenues from customer orders requiring design, development and support of the software are recognized over the installation period. We use labor costs and direct project expenses to determine the stage of completion, except for revenues associated with the procurement of hardware, which we recognize upon delivery of the hardware to the customer. Since a large part of the cost of certain projects often relates to third party software and hardware, the timing of such software and hardware delivery can cause our quarterly gross revenues and cost of revenues to fluctuate significantly. We recognized total revenues from the sale of third party hardware and software of $4.2 million, $3.6 million and $5.8 million, and cost of such revenues of $4.2 million, $3.6 million and $5.8 million in 2002, 2003 and 2004, respectively. However, those fluctuations do not affect our gross profit margins because third party software and hardware-related revenues approximate the costs of those items. Accordingly, our gross profit margins on such revenues were nominal in 2002, 2003 and 2004. Recognized revenues and profit are subject to adjustments in current periods as the contract progresses to completion. Accordingly, any changes in our estimates would affect our future operating results.

Stock-based Compensation Cost

Our stock-based employee compensation plans are described in more detail under “Management — Summary of Share Plans.” We grant stock options to our employees, and we record compensation cost for the excess of the fair value of our ordinary shares at the measurement date over the option exercise price. We amortize stock-based compensation cost by using the straight-line method over the vesting periods of the related options, which are generally three or four years.

We did not record deferred stock-based compensation cost as there was no difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise price. We determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preference share placement. Had different assumptions or criteria been used to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation cost could have been reported.

Pro forma information regarding income (loss) and income (loss) per share is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method. We use the Black-Scholes option pricing model to calculate the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We used projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

The historical pro forma income (loss) and pro forma income (loss) per share that we used in calculating the fair value of the options granted to employees may not be representative of the pro forma effects in the future years of net income (loss) and earnings per share for the following reasons:

•	The number of future shares to be issued under these plans is not known; and

•	The assumptions used to determine the fair value can vary significantly.

In addition, we issued non-employee stock options to certain consultants and a director, which were also accounted for under the Black-Scholes option-pricing model to compute the fair value.

Results of Operations

As noted above under “— Overview,” our financial information is presented on a predecessor/successor basis, with our affiliate, Hurray! Solutions, as the predecessor.

The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004 is based upon our audited historical consolidated financial statements included elsewhere in this prospectus.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues.    Our revenues increased 131.1% to $53.4 million in 2004 from $23.1 million in 2003. This increase was primarily due to an increase in revenues from our 2.5G services and, to a lesser extent, increases in our software and system integration services and our 2G services.

2G Services.    Revenues from our 2G services increased 11.0% to $14.9 million for 2004 from $13.5 million for 2003, primarily due to the growth in the market of SMS in 2003 and 2004. We did, however, experience a decline in our revenues from 2G services following the first quarter of 2004 due primarily to the overall market shift from 2G to 2.5G services and, to a lesser extent, due to the factors discussed under “Risk Factors—Risks Related to Our Company—Unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies have resulted in our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue and profitability in the future”; and “—In addition to enhanced enforcement of their policies, the mobile operators have been adopting new billing systems which have adversely affected our SMS revenue.” We expect this trend will continue for the next several quarters. The decline in revenues from our 2G services following the first quarter of 2004 was partially offset by growth in revenues from our IVR services, which we launched on China Unicom’s network in April 2004 and on China Mobile’s network in the fourth quarter of 2004. The increase in revenues from 2G services contributed to 4.9% of the increase in total revenues in 2004.

2.5G Services.    Revenues from our 2.5G services increased significantly to $28.2 million for 2004 from $4.3 million for 2003, primarily due to an increase in China Unicom’s user base, particularly from the third quarter of 2003 when China Unicom’s nation-wide WAP portal was launched, and related growth in sales of our services, as well as consolidation of Beijing Enterprise’s revenues from the second quarter of 2004 after our acquisition in April 2004. The increase in revenues from 2.5G services contributed to 78.9% of the increase in total revenues in 2004.

Software and System Integration Services.    Revenues from our software and system integration services increased 91.4% to $10.3 million for 2004 from $5.4 million for 2003, as we substantially completed implementation of China Unicom’s Phase III capacity expansion project and certain provincial level projects in 2004. The Phase III expansion of China Unicom’s nation-wide WAP portal expanded the number of users it could support from 1.5 million to 5.0 million. In 2004, we also completed the WAP portals for Henan, Shandong and Zhejiang Provinces. These national and provincial projects constituted $10.3 million of revenues in 2004. The increase in revenues from our software and system integration services contributed to 16.2% of the increase in total revenues in 2004.

Cost of Revenues.    Our cost of revenues increased 124.4% to $24.3 million in 2004 from $10.8 million in 2003 due to the increased service fees related to the increases in sales of 2.5G services and, to a lesser extent, increased service fees for our 2G services and costs of our software and system integration services.

2G Services.    Our cost of 2G services increased 53.7% to $7.0 million for 2004 from $4.6 million for 2003. This increase resulted primarily from increased levels of service and network fees for 2G services in 2004 compared to 2003. The increase also reflects, to a lesser extent, the cost of purchasing content for our IVR services which were launched in 2004, as well as increased costs incurred to promote our 2G services. The increase in cost of 2G services contributed to 18.3% of the increase in total cost of revenues in 2004.

2.5G Services.    Our cost of 2.5G services increased significantly to $11.0 million for 2004 from $2.1 million for 2003, due primarily to increased service and network fees corresponding to the growth in sales of our 2.5G services in 2004 compared 2003. The increase in cost of 2.5G services contributed to 65.9% of the increase in total cost of revenues in 2004.

Software and System Integration Services.    Our cost of software and system integration services increased 51.2% to $6.3 million for 2004 from $4.2 million for 2003, due to increased cost of third party hardware and software sold to China Unicom in connection with the implementation of Phase III of its nation-wide WAP portal and certain provincial level projects in 2004, as compared to the lower amount of such costs related to the initial implementation of an interim upgrade of the Phase II stage in 2003. The increase in cost of software and system integration services contributed to 15.8% of the increase in total cost of revenues in 2004.

Gross Profits.    Our gross profits increased 137.1% to $29.1 million for 2004 from $12.3 million for 2003, reflecting increased profits from all our business segments, in particular from our 2.5G services. Our gross profit margins increased to 54.5% for 2004 from 53.1% for 2003, due primarily to increased margins from our 2.5G services, which resulted from enhanced economies of scale, and to a lesser extent, from our software and system integration services, which experienced a decrease in low margin third party hardware and software as a percentage of total revenues for 2004 compared to 2003. This increase in gross profit margins in 2004 was offset in part by decreased gross profit margins for our 2G services, which declined from 66.0% in 2003 to 52.8% in 2004.

Operating Expenses.    Operating expenses increased 57.8% to $11.6 million for 2004 from $7.3 million for 2003, due primarily to increases in personnel costs related to sales and marketing staff and product development for the growth in sales of our 2.5G services.

Product Development Expenses.    Our product development expenses increased 63.3% to $2.2 million in 2004 from $1.4 million in 2003. This increase was primarily due to increased staff cost related to the increased headcount (from 59 to 105) needed for research and development for 2.5G services and our VASPro software.

Selling and Marketing Expenses.    Our selling and marketing expenses increased 57.5% to $7.2 million in 2004 from $4.6 million in 2003. This increase was primarily due to increases in staff costs to $6.3 million from $4.4 million as we increased sales and marketing staff (from 206 to 282) to accommodate the growth and expansion of our 2.5G services nation-wide and the implementation of China Unicom’s Phase III capacity expansion project for its nation-wide WAP portal. This increase also resulted, to a lesser extent, from an increase in costs of $0.4 million to promote our Hawa brand in 2004.

General and Administrative Expenses.    Our general and administrative expenses increased 46.8% to $1.8 million in 2004 from $1.2 million in 2003. This increase reflects increased fees for professional services and increased headcount (from 22 to 42) of our administrative staff to support the growth of our business in 2004.

Stock-based Compensation.    We incurred stock-based compensation expenses of $0.3 million in 2004 and $0.2 million in 2003. These costs relate to the amortization of stock-based compensation cost arising from options granted to non-employee consultants and a non-employee member of our board of directors in those years.

Income from Operations.    As a result of the foregoing, income from operations increased significantly to $17.5 million for 2004 from $4.9 million for 2003.

Interest Expense.     Interest expense decreased to $0.3 million for 2004 from $0.4 million for 2003.

Net Income.     As a result of the foregoing, net income increased significantly to $17.2 million for 2004 from $4.5 million for 2003.

Deemed Dividends on Series A Convertible Preference Shares.    We effected a deemed dividend of $39,917 in 2004 and $0.1 million in 2003 due to the difference between the sale and conversion prices and fair market values of warrants and Series A convertible preference shares that we issued in the first and second quarters of 2003.

Income (Loss) Attributable to Holders of Ordinary Shares.    As a result of the foregoing, our net income attributable to holders of ordinary shares was $17.2 million in 2004, compared to $4.4 million in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 (Predecessor Except as Indicated)

Revenues.    Our revenues increased 120.0% to $23.1 million in 2003 from $10.5 million in 2002. This increase was primarily due to an increase in revenues from our 2G services and revenues from sales of our 2.5G services, the sales of which increased significantly in the second half of 2003.

2G Services.    Revenues from 2G services increased 126.5% to $13.5 million in 2003 from $5.9 million in 2002, primarily as a result of the continued overall expansion of the market for our 2G services and migration of our users from per-use purchases of 2G services to subscription purchases. In 2003, revenue from subscription services and per-use services were $11.6 million and $1.9 million, respectively, compared with $1.3 million and $4.6 million, respectively, in 2002. The increase in revenues from 2G services contributed to 59.7% of the increase in total revenues in 2003.

2.5G Services.    Revenues from 2.5G services were $4.3 million in 2003 compared to no revenues in 2002, as we launched 2.5G services in late 2002 and commenced billing for the 2.5G services in 2003. Growth in revenues from 2.5G services reflect the nation-wide commercial launch of China Unicom’s WAP portal services in July 2003 and the prominent positioning of our services on the menus of services which appear on that portal. The increase in revenues from 2.5G services contributed to 34.0% of the increase in total revenues in 2003.

Software and System Integration Services.    Our software and system integration services revenues increased 17.5% to $5.4 million in 2003 from $4.6 million in 2002. This increase was primarily due to ongoing implementation of our services provisioning and management software on China Unicom’s nation-wide WAP portal and on several provincial level China Unicom WAP portals. In 2003, we substantially completed implementation of Phase II of China Unicom’s nation-wide WAP portal, which expanded the number of users it could support from 0.5 million to 1.5 million, and Guangdong and Jiangsu provincial WAP portals. These national and provincial projects contributed $3.5 million of revenues in 2003. We also provided an interim upgrade of the Phase II platform, which contributed $1.2 million of revenues in 2003, and commenced initial third party hardware and software deliveries in respect to the Phase III expansion to 5 million users, which contributed $0.2 million of revenues in 2003. The increase in revenues from these services contributed to 6.3% of the increase in total revenues in 2003.

Cost of Revenues.    Our cost of revenues increased 38.3% to $10.8 million in 2003 from $7.8 million in 2002 primarily due to the increased service fees related to the increase in sales of our 2G and 2.5G services.

2G Services.    Cost of 2G services increased 36.4% to $4.6 million in 2003 from $3.4 million in 2002 as a result of the continued increase in our sales of 2G services. During 2003, sales were affected by the continued migration of 2G users from purchasing on a per-use basis to a subscription basis. The increase in cost of 2G services contributed to 40.7% of the increase in total cost of revenues in 2003.

2.5G Services.    Cost of 2.5G services was $2.1 million in 2003 compared with no costs in 2002. These costs reflect the launch and expansion of our 2.5G services through China Unicom’s nation-wide WAP portal in the second half of 2003 and sales of 2.5G services through several of China Unicom’s provincial portals. The costs also reflect the generally higher service fees of our 2.5G services compared to 2G services and network fees, fees paid to content providers in connection with the launch of our 2.5G services on China Unicom’s nation-wide WAP portal and depreciation costs related to software and hardware used to provide these services. The increase in cost of 2.5G services contributed to 70.1% of the increase in total cost of revenues in 2003.

Software and System Integration Services.    Cost of software and system integration services decreased 7.3% from $4.5 million in 2002 to $4.2 million in 2003 primarily due to the higher percentage of our revenues related to our own software and system integration services in 2003. Our own software and system integration services increased to 33.3% in 2003 from 6.5% in 2002. Our costs related to our own software and system integration services are lower and profit margins higher than those for third party hardware and software. The higher percentage of our own software and services reflects the completion of Phase II and an interim expansion of the Phase II platform. The decrease in the cost of these services helped to offset 10.9% of the increase in total cost of revenues in 2003.

Gross Profit.    As a result of the foregoing, our gross profit increased 359.6% to $12.3 million in 2003 from $2.7 million in 2002.

Operating Expenses.    Our total operating expenses increased 42.5% to $7.3 million in 2003 from $5.2 million in 2002.

Product Development Expenses.    Our product development expenses increased 56.6% to $1.4 million in 2003 from $0.9 million in 2002. This increase was primarily due to increased staff cost related to the increased headcount (from 26 to 59) needed for research and development of 2.5G services and software products and systems.

Selling and Marketing Expenses.    Our selling and marketing expenses increased 57.5% to $4.6 million in 2003 from $2.9 million in 2002. This increase was primarily due to increases in staff costs to $4.4 million from $2.7 million as we increased sales and marketing staff (from 130 to 206) to accommodate the growth and expansion of our 2G and 2.5G services nation-wide. Sales and marketing expenses also increased by $0.1 million in connection with the amortization of customer lists of Hurray! Solutions in 2003.

General and Administrative Expenses.    Our general and administrative expenses decreased 9.4% to $1.2 million in 2003 from $1.4 million in 2002. This decrease reflects our efforts to limit growth of the non-revenue generating aspects of our business and operations.

Stock-based Compensation.    We incurred stock-based compensation expenses of $0.2 million in 2003. These costs relate to the amortization of stock-based compensation cost arising from options granted to non-employee consultants and a non-employee member of our board of directors in 2003. Our predecessor, Hurray! Solutions, did not incur any stock-based compensation expense in 2002. However, Hurray! Holding, which is a successor entity for 2003 and subsequent periods for purposes of our financial statements, incurred stock-based compensation expense of $0.4 million in 2002, which arose from options granted to non-employees.

Income/(Loss) from Operations.    As a result of the foregoing, our income from operations was $4.9 million in 2003 compared to a loss of $2.5 million in 2002. Combining the results of Hurray! Solutions (predecessor) and Hurray! Holding (successor) on a pro forma basis, the loss from operations was $2.8 million in 2002.

Interest Expense.    Our interest expense, which is related to short-term bank loans, remained relatively unchanged at approximately $0.4 million in 2003 and 2002.

Net Income (Loss).    As a result of the foregoing, our net income was $4.5 million in 2003 compared to a net loss of $2.8 million in 2002. Combining the results of Hurray! Solutions (predecessor) and Hurray! Holding (successor) on a pro forma basis, the net loss was $3.2 million in 2002.

Deemed Dividends on Series A Convertible Preference Shares.    We effected a deemed dividend of $0.1 million in 2003 due to the difference between the sale and conversion prices and fair market values of warrants and Series A convertible preference shares that we issued in the first and second quarters of 2003. We did not have a deemed dividend in 2002.

Income (Loss) Attributable to Holders of Ordinary Shares.    As a result of the foregoing, our net income attributable to holders of ordinary shares was $4.4 million in 2003 compared with a loss of $2.8 million in 2002. Combining the results of Hurray! Solutions (predecessor) and Hurray! Holding (successor) on a pro forma basis, the net loss attributable to holders of ordinary shares was $3.2 million in 2002.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,
	2002 (Predecessor)	2003	2004
	(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$(221)	$3,093	$15,751
Net cash provided by (used in) investing activities	(397)	1,254	(18,599)
Net cash provided by financing activities	2,375	6,792	406

Net increase (decrease) in cash and cash equivalents	$1,757	$11,139	(2,442)

To date, we have primarily financed our operations through the private placement of equity to investors and our current management, capital contributions, short-term borrowings and cash flow from our operating subsidiaries.

Our net cash provided by operating activities in 2004 was $15.8 million. This was primarily attributable to our net income of $17.2 million, as adjusted for an add-back of $2.0 million in depreciation and amortization as a non-cash item which was offset by a $3.5 million decrease in accounts receivable. Our net cash provided by operating activities in 2003 was $3.1 million. This was primarily attributable to our net income of $4.5 million, as adjusted for a $2.9 million increase in accounts payable and a $2.5 million increase in accrued expenses and other current liabilities which was offset by a $7.9 million decrease in accounts receivable. Our net cash used in operating activities in 2002 was $0.2 million. This was primarily attributable to our net loss of $2.8 million, as adjusted for a $2.5 million increase in accounts payable and a $1.2 million increase in accrued expenses and other current liabilities which was offset by a $2.1 million decrease in accounts receivables. Prior to 2003, we experienced significant negative cash flows from our operating activities.

Net accounts receivable increased from $2.9 million as of December 31, 2002, to $7.9 million as of December 31, 2003 and to $11.9 million as of December 31, 2004. This increase is primarily due to an increase in our revenues and the resulting increase in net accounts receivable at any given point in time. The average collection time for our accounts receivable from 2G and 2.5G services decreased from 61 days in 2002, increased to 63 days in 2003 and decreased to 55 days in 2004, while the average collection time for our accounts receivable from software and system integrations services increased from 130 days in 2002 to 153 days in 2003 and decreased to 114 days in 2004. The decrease in collection time for 2G and 2.5G services in 2002 was primarily due to our increased collection efforts, which decreased our receivables from the mobile operators. The increase in collection time for software and system integration services in 2003 was due to our increased revenues and work in progress. The decrease in collection time for our 2G and 2.5G services and software and system integration services in 2004 was due to our increased collection efforts and, in particular, an increase in accounts receivables from 2.5G services, which generally have a shorter collection time compared to 2G services. Consequently, the average collection time for our combined accounts receivable fluctuated from 85 days in 2002, to 109 days in 2003 and to 67 days in 2004. We establish provisions for bad debts in accordance with our provisioning policy, which is based upon several factors including the amount of time that a receivable has been overdue.

Currently, the majority of our net accounts receivable consist of fees due to us from mobile operators pursuant to our network service agreements related to our 2G and 2.5G services. We have entered into separate network service agreements with China Unicom, China Mobile and several of their respective provincial offices. In 2004, the majority of our 2G and 2.5G services revenues were contributed by twelve separate entities of these mobile operators, upon whom we rely for billing and collection services. In the event that the mobile operators or any of their provincial offices should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs. See “Risk Factors — Risks Related to our Company — Risks Related to our 2G and 2.5G Services — We depend on China Unicom and, to a lesser extent, China Mobile, the two principal mobile operators in China, for substantially all of our revenue, and any loss or deterioration of our relationship with China Unicom and China Mobile may result in severe disruptions to our business operations and the loss of some or a major portion of our revenue” and “— The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability.”

Net cash used in investing activities was $18.6 million in 2004, which reflected our acquisition of Beijing Palmsky and Beijing Enterprise in March and April 2004, respectively, net of cash acquired from these two entities in an aggregate amount of $12.0 million. Net cash provided by investing activities was $1.3 million in 2003 compared to net cash used of $0.4 million in 2002. This increase was primarily due to the purchase of additional computer hardware, software and office equipment in connection with the expansion of our 2G and 2.5G services business in 2003. Our total capital expenditures for computer hardware, software and office equipment for the years ended December 31, 2003 and 2002 were $1.4 million and $0.4 million, respectively. We spent approximately $1.9 million in capital expenditures in 2004. Our capital expenditures in progress are financed from retained earnings. Our principal capital divestitures are not material. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the Year Ended December 31,
	2002 (Predecessor)	2003	2004
	(in millions of U.S. dollars)
Capital expenditures	$0.4	$1.4	$1.9
Capital divestitures	—	—	—

Net cash provided by financing activities was $0.4 million for 2004, mainly reflecting proceeds from the exercise of our warrants and an increase in restricted cash, partially offset by repayments of our short-term loans. Net cash provided by financing activities was $6.8 million in 2003, which primarily represented the proceeds from our issuance of Series A preference shares to investors. In 2002, net cash provided by financing activities was $2.4 million, which represented net proceeds from short-term borrowings and capital contributions. Our net cash provided by financing activities in these periods has been used to finance capital expenditures and other costs and expenses related to our operations.

We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts or short-term time deposits for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in

U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically used derivative instruments to hedge market risks.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We also believe that our recent acquisitions of Beijing Enterprise and Beijing Palmsky will have no material impact on our future liquidity or capital resources in the near term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2004, Hurray! Solutions had short-term bank loans with an aggregate principal amount of $2.7 million, with a weighted average interest rate of 5.84% per annum. The principal amounts for these loans are due in full in February 2005 and April 2005, respectively. All of these short-term bank loans were guaranteed by our subsidiary, Hurray! Times, and our affiliated Chinese company, Beijing Network. As of December 31, 2004, we did not have any other indebtedness, and we did not have any material debt securities or material mortgages or liens. In addition, as of December 31, 2004, we did not have any material contingent liabilities.

For more information regarding such guarantee, see “Related Party Transactions — Guarantees for Bank Loans.”

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2004:

	Payments Due by Period
	Total	Within 1 year	2006	Thereafter
	(in thousands of U.S. dollars)
Operating lease commitments	$1,441	$876	$565	$—
Other contractual commitments	—	—	—	—

Total contractual obligations	$1,441	$876	$565	$—

Principal Accountant Fees and Services

The following table sets forth the aggregate fees in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal independent auditors, for the periods indicated. We did not pay any tax related or other service fees to our auditors during the periods indicated.

	For the Year Ended December 31,
	2002 (Predecessor)	2003	2004
Audit fees (1)	$25,000	$35,000	$26,510

(1)	Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through Hurray! Times. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon service fees paid by our affiliated Chinese entities to Hurray! Times, and dividends and other distributions paid by Hurray! Times. If any of our subsidiaries or our affiliated Chinese entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay service fees or dividends to Hurray! Times or us. In addition, Chinese legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiaries are also required to set aside a portion (at least 10%) of their after tax net income, if any, each year for certain reserve funds. These reserve funds are not distributable as cash dividends. See “Risk Factors — Risks Relating to our Company — Additional Risks Related to our Company — We generate our internal funds almost exclusively from Hurray! Times. If that company is restricted from paying dividends to us, we may lose almost all of our internal source of funds.”

Off-Balance Sheet Arrangements

Except as described above under “— Indebtedness” and below under “Related Party Transactions — Guarantees for Bank Loans,” we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and interest expense arising from our short-term bank borrowings which we expect to reduce or eliminate with a portion of the proceeds of this offering. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments and floating rate debt carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline. See “Risk Factors — Risks Relating to Doing Business in China — The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.”

In the last five years, the exchange rate between Renminbi and U.S. dollars has varied by less than one-tenth of one percent. If the Renmnibi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2004 which was used in preparing the Company’s audited financial statements as of and for the year ended December 31, 2004, our net asset value, as presented in U.S. dollars, would have been reduced by $398,758 and $1,994,121, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $392,087 and $1,987,450, respectively.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as measured by the general consumer price index, was approximately 3.0%, (0.8)% and 0.7% in 2003, 2002 and 2001, respectively.

Taxation

Under the current law of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiary, Hurray! Times. Chinese foreign invested enterprises are generally subject to a 30.0% state enterprise income tax, and a 3.0% local enterprise income tax. However, Hurray! Times, as well as Hurray! Solutions (and our other affiliated companies in China), have recently obtained approval from the Chinese government authorities to be classified as “high technology” companies. This classification entitles Hurray! Times to a three-year exemption from enterprise income tax commencing in 2003, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter.

Our five affiliated Chinese entities are generally subject to a 33.0% enterprise income tax. However, Hurray! Solutions and our other affiliated companies in China are also classified as “high technology” companies and receive a three-year income tax exemption, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. The three year income tax exemption commenced in 2000 for Hurray! Solutions, 2002 for WVAS Solutions, 2003 for Beijing Cool Young, 2003 for Beijing Network, and 2003 for Beijing Palmsky. The earnings of our five affiliated Chinese entities are passed on to Hurray! Times pursuant to various services agreements.

If our activities constitute a permanent establishment in China, the income we earn in China would also be subject to a 30.0% state enterprise income tax and 3.0% local enterprise income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from our wholly owned subsidiary, Hurray! Times, to our company are exempt from Chinese withholding tax.

Our wireless value-added services revenues are subject to a 3% business tax and our software and system integration services revenues are subject to a value-added tax at the rate of 17%. Furthermore, any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with Hurray! Solutions and our other Chinese affiliates are subject to a 5.0% business tax.

Subject to the approval of the relevant tax authorities, Hurray! Solutions and other affiliated Chinese entities had total tax loss carryforwards of approximately $4.1 million and $2.9 million as of December 31, 2003 and 2004, respectively, for enterprise income tax purposes, all of which will expire in 2007. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.3 million and $0.4 million as of December 31, 2003 and 2004, respectively. We cannot, however, conclude at this time that it is more likely than not that Hurray! Solutions and other affiliated Chinese entities will record sufficient net income within the carry forward period to realize the full tax benefit of these past net losses. As a result, we have provided a full valuation allowance against Hurray! Solutions’ and other affiliated Chinese entities’ gross deferred tax assets as of December 31, 2002, 2003 and 2004.

Hurray! Technologies (HK) Ltd., or Hurray! Technologies, our 99% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Hurray! Technologies has not, however, paid any income taxes in Hong Kong because to date it has not received any revenues.

Recently Issued Accounting Standards

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. We have adopted EITF No. 00-21, and it did not have a material impact on our financial position, cash flows or results of operations.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on our financial position, cash flows or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, we have elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and have adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless we have a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. We have adopted the provisions of FIN 46 (revised) from January 1, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on our financial position, cash flows or results of operations.

INDUSTRY OVERVIEW

The Wireless Value-Added Services Market in China

China is the world’s largest mobile telecommunications market with approximately 335 million mobile phone users as of December 31, 2004, according to China’s Ministry of Information Industry. In comparison, there were approximately 87 million Internet users and 36 million personal computers in China as of July 2004, according to the China Internet Network Information Center, a state-run organization that focuses on the Internet in China. Accordingly, a large number of mobile phone users may not have regular access to content and applications provided over fixed-line Internet. Despite its large mobile phone user base, China’s mobile phone penetration rate of approximately 25% remains low compared to many other countries. According to Norson, the number of mobile phone users in China is expected to grow rapidly, reaching approximately 570 million by 2008. We believe that this large and growing user base offers attractive market opportunities for companies that provide content and applications to mobile phone users through wireless value-added services.

According to Norson, the wireless value-added services market in China has grown rapidly in recent years, generating total revenues of approximately $2.7 billion in 2003, including approximately $2.1 billion generated by mobile operators and approximately $565 million generated by service providers. Despite such growth, revenues from wireless value-added services contributed approximately 8% to the revenues of mobile operators in China in 2003, a percentage significantly lower than that experienced in other countries with more developed wireless value-added services markets. For example, revenues generated from wireless value-added services contributed approximately 25% and 20% to the revenues of mobile operators in Japan and Korea, respectively, according to Norson. We believe that the wireless value-added services market in China will grow, similar to that in Japan and Korea due to similar lifestyles, consumer behavior patterns, cultural similarities, and the presence of dominant mobile operators. In particular, wireless value-added service providers, such as ourselves, are expected to benefit from this growth. According to Norson, total revenues generated by wireless value-added service providers in China will grow from approximately $565 million in 2003 to approximately $1.9 billion in 2008, representing a compound annual growth rate of 27.1%.

Similar to mobile operators in Japan and Korea, each of the mobile operators in China provides a service platform, which allows third parties to provide wireless value-added services to mobile phone users. The mobile operators generate revenues as billing and fee collection agents, retaining a portion of the revenues generated from the sale of these services as well as any transmission or network service fees. Due to competitive pressures on the traditional voice-related businesses of the mobile operators, wireless value-added services have become an increasingly important driver of growth for the two mobile operators in China, China Mobile and China Unicom. We believe wireless value-added services will play a key role in the mobile operators’ competitive positioning when seeking to attract and retain users as well as to increase revenues in the face of declining average revenues per-user for voice-related services. Service providers benefit from this relationship with the mobile operators, as they are able to access the established payment systems of the mobile operators to collect fees from their users, which would otherwise be difficult due to low credit card penetration and other payment issues in China.

Types of Wireless Value-Added Services

Wireless value-added services involve the transmission of digital data to or from a mobile phone, using various technologies and standards such as SMS, MMS, WAP, Java™ and BREW™. The following summarizes the most common types of wireless value-added services:

2G Services

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Short Messaging Services, or SMS — enable a user to send and receive text messages comprised of words or numbers or an alphanumeric combination. The most common application for SMS is sending traditional text messages from one mobile phone to another, commonly referred to as “point-to-point SMS,” where the user sends a text message directly to the receiver through the mobile operator’s network.

In addition to point-to-point SMS, mobile phone users can purchase SMS products from wireless value-added service providers.

2.5G Services

•	Multimedia Messaging Services, or MMS — a service that enables a user to transmit richer content such as graphics, video clips and sound files in addition to text messages over wireless networks.

•	Wireless Application Protocol, or WAP — a 2.5G software protocol standard that defines a standardized means of transmitting menu-based content and data to mobile phones. WAP supports most wireless networks including GPRS and CDMA. WAP also refers to an interface that enables users to directly access, browse, search and download content and applications on their mobile phones. In China, WAP services are provided through menu-based interfaces known as WAP portals. These WAP portals are controlled and operated by the two principal mobile operators, China Mobile and China Unicom. Service providers, such as ourselves, provide wireless value-added services to users through the WAP portals of mobile operators.

When a user in China accesses a WAP portal, he is provided with a menu of several primary service categories including ringtones, picture downloads, community, mobile games, news, personal assistance and others. Once a category is selected, the user is provided a further menu of services provided by various service providers. As a matter of convenience, users often look at and select the services listed at the top of the menu. As a result, it is critical for a service provider to place its services in the top few positions on the service lists for each category. The current practice by both China Unicom and China Mobile is to place the most popular WAP services at the top of the menu on the first page of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of the two principal mobile operators in China helps us maintain our leading position, and in the future will help us to capture opportunities presented by the expected high growth in the market for WAP services in China. The top competitors in SMS in China are the leading nation-wide Internet portals such as SINA, Sohu and NetEase, which leverage the large number of visitors on their websites to sell SMS. We believe, however, that these competitors do not possess similar competitive advantages with respect to WAP since WAP content is retrieved through menus that users can access directly via their mobile phones, rather than through Internet websites.

•	Java™/BREW™ — popular wireless technologies that offer methods for executing software applications on a mobile device. Java™, for purposes of our services, refers to Java 2 Micro Edition™ (J2ME™), which was developed by Sun Microsystems Inc. BREW™ was developed by Qualcomm Incorporated. Java™/BREW™ applications are based on the 2.5G technology standard and are intended to be independent of the hardware platform. Java™/BREW™ allows mobile phone users to download onto mobile phones executable software programs, such as clients for interactive games and applications to customize their mobile phone settings. Java™/BREW™ programs can also be accessed through WAP portals.

Future Development of 2.5G Services Market in China

SMS is currently the most widely used form of wireless value-added service in China. However, SMS, which is provided over 2G mobile networks, is limited to the basic activities of sending and receiving text and simple pictures. In contrast, WAP, which is provided over the more advanced 2.5G mobile networks, operates at a significantly higher bandwidth and has a menu-based user interface. This enables the WAP user to directly access, browse, search and download sophisticated content and applications in a manner similar to how a user accesses Internet content and applications on a personal computer using an Internet browser such as Netscape and Explorer. We believe that with mobile technologies evolving to incorporate Java™, BREW™, video and other advanced underlying technologies, mobile users will increasingly access wireless value-added services through WAP portals on their mobile phones, similar to the manner in which Internet users use Netscape or Explorer browsers to download Flash animations, Java™ games, MP3 music and MPEG2 videos. We believe that the market for wireless value-added services in China will increasingly shift towards next-generation technologies, with mobile operators upgrading their networks to GPRS and CDMA 1x RTT and users upgrading to next-generation handsets that can operate with technologies such as WAP. Norson estimates that the number of WAP-enabled mobile handsets in China increased from 10 million in 2003 to 45 million in 2004. In 2005, most of the newly sold mobile handsets are expected to be WAP-enabled.

As a result of the superior user experience and increasing availability of WAP-enabled handsets, we believe that the market for WAP services in China is in the early stages of significant growth, similar to SMS in early 2001, when SMS was first introduced. According to Norson, the total revenues generated by service providers through WAP services are expected to grow from $25 million in 2003 to approximately $697 million in 2008, representing a compound annual growth rate of 94.6%. This compares to the revenues generated through SMS, which are estimated to decline from $483 million in 2003 to approximately $423 million in 2008. We believe that as one of the leading providers of WAP services and related software technologies, we will benefit from this anticipated high growth in the market for WAP services in China.

BUSINESS

Overview

We provide wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile phone users in China. We are one of the market leaders in terms of revenue in providing WAP services over China’s 2.5G mobile networks, the most advanced broadly available mobile telecommunication networks deployed in China. We also offer a variety of SMS over China’s 2G mobile networks. In addition, we design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal.

We focus on providing 2.5G wireless value-added services to our customers including services based on WAP, Java™ and BREW™ technologies. Substantially all of our 2.5G services are WAP services, the predominant 2.5G service available in China. We have been the leading provider of WAP services in China in terms of monthly revenues since July 2003. In China, 2.5G services are primarily delivered through nation-wide WAP portals controlled and operated by China’s two principal mobile operators, China Unicom and China Mobile. For the three months ended December 31, 2004, we had a market share in terms of revenues of approximately 43.8% on China Unicom’s nation-wide WAP portal. In June 2004, we acquired Beijing Enterprise, a provider of WAP services on China Mobile’s nation-wide WAP portal with a market share of approximately 6.5% in terms of revenues for the three months ended December 31, 2004. See “Our Recent Acquisition of Beijing Enterprise.” Following the acquisition, we had a market share of approximately 17.0% on China Unicom’s and China Mobile’s WAP platforms on a combined basis for the three months ended December 31, 2004.

We also provide 2G wireless value-added services to our customers including SMS and IVR services, which we introduced in April 2004. Substantially all of our 2G services are SMS, the predominant 2G service available in China. Our combined SMS subscriptions on China Unicom and China Mobile declined to 1.5 million as of December 31, 2004, compared with 2.0 million as of December 31, 2003. Revenues from 2G services represented a large part of our revenues in 2003, but are expected to decrease as a percentage of our revenues as we continue to focus more on 2.5G services and related software technologies, which we expect to offer greater growth opportunities.

Our VASPro software enables mobile operators to manage a variety of functions related to the sale of 2.5G services by third party service providers through mobile operators’ WAP portals. We assisted China Unicom in designing and building its 2.5G WAP portals and are the sole provider of such software to China Unicom for its nation-wide WAP portal and to nine of its provincial offices in key coastal and southern provinces for their WAP portals. VASPro currently supports more than 8.0 million registered China Unicom WAP users and more than 50 million service requests each day. We are in the preliminary stages of developing a 3G-compatible version of VASPro, which we expect will not pose significant technological hurdles or require significant additional research and development expenditures.

Our revenues and net income have increased significantly in recent periods. In 2004, we had revenues of $53.4 million, an increase of 131.1% over revenues of $23.1 million for 2003. Our net income for 2004 was $17.2 million, a significant increase over net income of $4.5 million for 2003. On a pro forma basis, after giving effect to the acquisition of Beijing Enterprise as if it occurred on January 1, 2003, our revenues were $54.4 million in 2004, compared to $24.4 million in 2003, and our net income was $18.1 million in 2004, compared to $4.3 million in 2003.

We believe that the most significant change in our revenue mix has been the significant growth in the relative proportion of our 2.5G services revenues. In 2004, the percentage of revenues from 2G services, 2.5G services and software and system integration services was 28.0%, 52.8% and 19.2%, compared with 58.3%, 18.5% and 23.2% in 2003.

Our Operating History and Corporate Structure

We became an independent company in September 1999 when we were spun-off from UT Starcom Inc., a Nasdaq-listed company that manufactures telecommunication equipment in China. At that time, we focused on developing billing software and providing system integration services for telecommunications network operators in their fixed-line Internet and intranet infrastructure build-outs. In June 2001, our current management team conducted a management buy-in by purchasing a substantial equity interest in our company, at which time the team assumed management control of us with the purpose of developing products and services for 2.5G mobile networks. Prior to the management buy-in, a majority of the new management team had previously worked together in senior management positions at AsiaInfo, a Nasdaq-listed company and a leading provider of telecommunications software and system integration services in China.

Following the management buy-in, our new management team refocused our business to develop WAP services and related software technologies. While developing these businesses, our management also identified market opportunities for 2G services, such as SMS. Starting from July 2001, one month after the management buy-in, we introduced SMS to more than 25 provinces through China Unicom and China Mobile. In June 2002, we built Phase I of China Unicom’s WAP infrastructure and services platform, which supported 0.5 million users, using our proprietary VASPro software. We completed Phase II, which is capable of supporting 1.5 million users in 2003, and Phase III, which is capable of supporting 5 million users in 2004. We have recently initiated Phase IV, which will be capable of supporting up to 15 million users. We continue to provide related upgrades and technical consulting services to China Unicom. In September 2002, we helped Shanghai Unicom and Guangdong Unicom launch their WAP portals, and we were the first third party service provider on these WAP portals. In July 2003, we helped China Unicom launch its nation-wide WAP portal services, and we were the first third party service provider to offer services on that WAP portal as well.

In April 2002, we established a new holding company, Hurray! Holding Co., Ltd., in the Cayman Islands. We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times. To comply with ownership requirements under Chinese law which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with five affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any of such affiliated Chinese entities. Hurray! Solutions is 85% and 15% owned by our president and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively. In turn, Hurray! Solutions has one subsidiary, Beijing Cool Young, and we have three other affiliated companies, Beijing Network, WVAS Solutions and Beijing Palmsky. Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by our president and chief executive officer, Qindai Wang. Beijing Network is 50% and 50% owned by two individuals in China, Sun Hao and Wang Xiaoping, both of whom serve as vice presidents of Hurray! Solutions. WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by two individuals, Sun Hao and Wang Xiaoping. Beijing Palmsky is 50% and 50% owned by two individuals in China, Wang Jianhua and Yang Haoyu, both of whom are our shareholders and vice presidents. However, through our agreements with these Chinese affiliates, we have the power to vote for all shares of all the shareholders of those companies on all their matters through the general manager of Hurray! Times, the right to enjoy the economic benefits of those companies, the exclusive right to purchase equity interests from the shareholders of those companies to the extent permitted by Chinese laws and the control of the major intellectual properties used by those companies. See “Related Party Transactions — Agreements with Consolidated Affiliates.” Hurray! Solutions and Beijing Cool Young are parties to all of our 2G and 2.5G services contracts with China Unicom, and Beijing Palmsky, WVAS Solutions and Beijing Network are parties to all of our contracts with China Mobile. Hurray! Times is party to our system integration and technical service contracts with China Unicom.

In June 2004, we acquired Beijing Enterprise, which offers 2.5G services through China Mobile. See “Summary — Our Business” and “Our Recent Acquisition of Beijing Enterprise.”

Our Strengths

Our strengths include:

•	Market Leadership in 2.5G Content and Applications in China. We have been one of the leading providers of WAP services in China, and the leading provider on China Unicom’s portals, in terms of monthly revenues since July 2003. Our services have consistently ranked No. 1 in terms of revenue on most major categories of services on China Unicom’s WAP portal. We have consistently ranked in the top five on China Mobile’s WAP portal in terms of revenue. We are also a leader in the introduction of new WAP services in China. For example, we were the first service provider in China to introduce search capabilities for ringtones, particularly music; the first to introduce “Top 10” lists for ringtone and picture downloads; and the first to introduce personal photo albums enabling users to save personal pictures that they can later download and send to other users. China Unicom and China Mobile place the most popular WAP services at the top of the menu, making them more accessible to users than other services. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of the two principal mobile operators in China helps us maintain our leading position, and in the future will help us to capture opportunities presented by the expected high growth in the market for WAP services in China.

•	Unique Understanding of the Core Technologies Needed to Provide Advanced Wireless Value-Added Services. We designed and built China Unicom’s WAP infrastructure and are the sole provider of WAP service provisioning and management software to China Unicom for its nation-wide WAP portal. Our development of VASPro has given us a unique understanding of the mobile operators’ technology, systems and processes involved in providing 2.5G services, including technology, service provisioning and management, operations and marketing. This unique understanding provides us with two critical advantages over our competitors in China, who usually focus either on providing content and applications or on developing telecommunications network software. First, it enables us to continuously improve and adapt the functions and features of our VASPro software, particularly during the transition from 2.5G to 3G and the other advanced technologies in China, which is expected in the next few years. Second, we are able to quickly and effectively tailor and package new services so that they work more seamlessly with the mobile operators’ networks and the users’ mobile phones. This enables us to develop services that are better, faster and more customized to the tastes and preferences of our users. For example, we were the pioneer in improving sound and picture quality by enabling our services to be customized to the users’ specific mobile phones.

•	Comprehensive Services Portfolio and Innovative Marketing. We have a 70-member product development team, which develops, aggregates, customizes and packages content and applications for the wireless value-added services market in China. As a result of our focus on introducing new and innovative services, we believe we have one of the most comprehensive and attractive portfolios of WAP services. As of December 31, 2004, we offered 80 WAP services over China Unicom’s WAP portals and 32 WAP services over China Mobile’s. Our comprehensive portfolio of services gives us a unique competitive advantage in conducting innovative marketing of our services. For example, our broad service offerings enabled us to be one of the first service providers to bundle a number of our services. We were the first service provider in China to cross-sell WAP services by providing links on the services themselves that can be used to access our other services. We were also the first service provider to implement customer loyalty programs.

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Strong Relationships with Mobile Operators and a Nation-wide Network of Sales and Marketing Professionals to Support Our Activities at the Provincial Level.    We have developed strong cooperative relationships with the principal mobile operators in China. As the first third party provider of WAP services through the China Unicom WAP portal and as provider of its nation-wide services provisioning and management software, we have enjoyed a strong relationship with China Unicom at the national level. In addition, we believe that we were one of the first service providers to build strong relationships with China Unicom and China Mobile at the provincial level, in addition to the national level. We have a team of 72 sales professionals strategically located in 22 locations in China to work with provincial level offices of the mobile operators, as well as to keep track of and address changes in local tastes and preferences. Each of our regional head offices has sales, marketing, operations and customer service functions focusing on coordinating with mobile operators, executing national marketing plans, planning and conducting local direct and channel sales activities tailored to local tastes and providing local customer service and revenue collection. As a result of our on-the-ground presence at the provincial level, we have developed a deep understanding of the operators’ organization and decision-making process. This presence also enhances our relationships with the provincial offices of the mobile operators, where pricing and important marketing, product placement and operational decisions are made.

•	Proven and Highly Experienced Management Team. Our management includes former senior executives of AsiaInfo, a Nasdaq-listed company and a leading provider of telecommunications software and system integration services in China. Most members of our senior management have more than 15 years of experience in the telecommunications and IT industries, gained from working in leading multinationals such as AT&T, Lucent, Nortel, and Cisco. We believe that our management has a strong background in managing both international and local operations in a technology driven environment. In addition, our management has experience in international management practices, as well as relationships in, and an understanding of, the local market. Our management team has demonstrated its execution ability by completely refocusing our business and, within a two-year period, helping us become one of the market leaders in WAP services. In addition to our proven and highly experienced management, we have a highly motivated and qualified work force. More than 70% of our employees hold undergraduate or more advanced degrees.

Our Strategy

Our strategy is to maintain and strengthen our position as one of the leading providers of wireless value-added services over next generation technology mobile networks. To achieve our objective, we intend to pursue the following business strategies:

•	Maintain Our Competitive Strength in Technology and Software. As 2.5G technology evolves with the development of Java™, BREW™, mobile streaming video and ultimately 3G, we believe that WAP will be the primary interface through which users access services based on these new technologies though their mobile phones. We intend to maintain our leadership and first mover advantage in WAP by continuing to develop and invest in evolving technologies and integrating them with our WAP capabilities. For example, we continue to hire experienced software engineers to strengthen our team responsible for developing technologies and software for WAP, Java™ and BREW™. We are also updating the functions and features of our services provisioning and management software to enable it to support 3G mobile telecommunication networks. We believe that maintaining our technological leadership in 2.5G technologies and extending this leadership to 3G technologies should offer us unique advantages over our competitors that focus solely on content and application offerings.

•	Expand Our Market Share on China Mobile’s WAP Portal. We recently acquired Beijing Enterprise, which has consistently ranked in the top five on China Mobile’s WAP portals in terms of revenue. We believe this acquisition provides us with a solid platform to leverage our strengths and increase our market share on China Mobile’s platform. We intend to leverage our comprehensive services portfolio to increase marketing, distribution and promotion activities, such as cross-selling and product bundling, and leverage our strong regional sales force to grow our share of China Mobile’s user base.

•	Continue to Build a Strong Brand in 2.5G Services in China. We introduced our Hawa brand in the fourth quarter of 2003. We believe that branding will increase user awareness of our services and create enhanced customer loyalty as mobile users in China increasingly associate the Hawa brand with our comprehensive and attractive services portfolio. We intend to follow a three-pronged strategy to achieve our objective of creating one of the strongest WAP brands in China. First, we plan to continue to be a leader in product innovation. Second, we plan to continue to engage in innovative distribution strategies. For example, our field sales force works with mobile handset distributors to offer bundled services with their handset offerings in order to introduce users to our services in the early stages of their mobile handset experience. Third, we plan to promote our Hawa brand through promotional activities. For example, we have entered into an agreement with Beijing Enlight Times Information Co., Ltd., or Enlight Media, one of the leading television studios in China, to jointly promote our brand through Enlight Media’s television programs, whereby users can participate in the programs through their mobile phones by accessing Hawa WAP products. We have entered into a similar arrangement with Phoenix TV, a popular television channel in China.

•	Capture Revenue Growth Opportunities from Our Existing User Base. We plan to increase revenues from our existing users. For example, our technology expertise has enabled us to integrate our WAP chatting services with our SMS to provide a seamless experience to our users. We believe this has led to an increase in revenues from the existing users of our chatting services. We will also offer our users more new products and services, such as IVR and mobile Java™ and BREW™ games. In addition, we have built an Internet portal presence that provides our users with an alternative platform to access our services and facilitates interaction between Internet users and mobile users. We plan to further strengthen our in-house content development team, as well as continue to form relationships with top international and domestic content providers, which should enable us to develop and aggregate attractive content. We are enhancing our in-house analytical systems that enable us to analyze our users’ spending patterns, behavior and preferences and use targeted marketing to promote the most relevant products to them.

•	Market Our Services and Proprietary Software Platform to Other Mobile Operators. In addition to expanding our revenues from China Unicom and China Mobile, we intend to aggressively pursue new business opportunities with other operators that are expected to receive 3G mobile licenses in China in the future, such as China Telecom and China Netcom. We plan to offer these mobile operators our range of services and software products, ranging from our WAP services provisioning and management software to our 2.5G services. We believe these services and software will help these operators to reduce the time needed to introduce and grow their WAP business. We have a competitive advantage in providing these types of end-to-end solutions, as we believe we are the only WAP service provider in China with a track record of successfully doing so.

•	Selectively Acquire Businesses and Form Strategic Alliances to Enhance Our Business. We intend to continue to selectively acquire businesses that would improve our content, increase our user base, enhance our distribution channels or enhance our VASPro software. For example, we have recently acquired Beijing Enterprise, a provider of WAP services on China Mobile’s WAP portal, and a small company, Beijing Palmsky, which specializes in developing state-of-the-art Java™ and BREW™ mobile games. We believe that such acquisitions and strategic alliances will enable us to build our brand, gain market share and further develop and grow our business.

Our Business

We provide 2G and 2.5G services and related software technologies. Users can access our 2G and 2.5G services through their mobile phones and through our website using their personal computers. Currently, we aggregate content from other providers and produce our own content. We also design, develop, sell and support services provisioning and management software, called VASPro, and provide system integration services for VASPro.

The following table sets forth the revenues attributable to our various business activities for the periods indicated:

	For the Year Ended December 31,
	2002 (Predecessor)	2003	2004
	(in thousands of U.S. dollars)
Revenues:
2G services	$5,948	$13,471	$14,946
2.5G services	—	4,289	28,227
Software and system integration services	4,565	5,363	10,267

Total revenues	$10,513	$23,123	$53,440

Our 2G and 2.5G Services

We derive most of our revenues from 2G and 2.5G services. Although the focus of our management team has been to develop our services provisioning and management software and our 2.5G services, we did not begin to earn significant revenues from our 2.5G services until the second half of 2003 when China Unicom commercially launched its nation-wide WAP portal. Prior to that time, most of our services revenues were derived from our 2G services. We expect that 2.5G services will drive our future revenue growth. We intend to continue aggressively pursuing market opportunities for 2.5G services, including WAP services and Java™ and BREW™ games. We also intend to pursue market opportunities for the more advanced 3G services once 3G mobile networks are launched in China, which is expected in the next few years. While the market for 2.5G services is still modest in comparison to 2G services in China, we believe that the 2.5G services market offers significantly greater growth potential. See “Industry Overview” above.

2.5G Services

We offer our 2.5G services through China Unicom’s network and, since the acquisition of Beijing Enterprise, through China Mobile’s network. Substantially all of our 2.5G services are WAP services, which we believe are now rapidly achieving a critical mass of users. As 2.5G technologies are relatively new, we intend to closely monitor the development of this market and tailor our 2.5G services to address the evolving trends and user preferences in China.

Our 2.5G services include a variety of WAP services, including:

•	picture and ringtone downloads,

•	community services, such as chat rooms where users can post their own photos or images along with their text messages,

•	games specially designed for the screens and dial pads of mobile phones,

•	pop culture services, such as entertainment and movies, jokes, astrology and relationship advice, news and financial information services, and

•	personal information management service, which allows users to maintain wireless address books and calendars and manage other personal information.

In addition to our WAP services, our 2.5G services include games that utilize Java™ technology.

We price our 2.5G services on either a subscription basis or per-use basis. Most of our revenues from China Unicom is currently subscription-based. Historically, Beijing Network’s revenues were derived from 2.5G services that were provided on a per-use basis. Since our acquisition of Beijing Enterprise, we have been successful in migrating a major portion of their customers to subscription-based services. In December 2004, more than 92% and 83% of our revenues from 2.5G services provided through the nation-wide WAP portals of China Unicom and China Mobile, respectively, were subscription-based.

2.5G services are primarily available on the mobile operators’ WAP portals. For China Unicom, the WAP site is Uni-Info, and for China Mobile, MonternetTM. Both China Unicom and China Mobile organize their WAP portals by category of services. At December 31, 2004, China Unicom and China Mobile had 17 and 13 categories of services and related promotional activities on the first page of their WAP portals, respectively. These categories are subject to review and change by each mobile operator from time to time. Each category appears as a menu item on the main portal page and then as its own page of the portal, much like the different pages of an Internet website. The page offers users menus of services, such as our services, within each service category. Users select their desired category and service directly through their mobile phones.

The menu position of each service within a category is updated each month by the mobile operators, taking into account the revenues generated by the services, total number of users, growth of revenues, growth of users and other factors related to each service within the category during the prior month. The current practice by both China Unicom and China Mobile is to place the most popular 2.5G services at the top of the menu on the first page of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of the two principal mobile operators in China helps us maintain our leading position, and in the future will help us to capture opportunities presented by the expected high growth in the market for 2.5G services in China.

In order to increase competition among its service providers, China Mobile introduced a new practice near the end of 2003 whereby a service provider is only permitted to occupy one position on the menu of the first page for certain services within key service categories, with all of its other service offerings within that category consolidated under this position. The menu position of each service provider is determined by China Mobile based on the performance of the most popular service provided by such service provider. We believe that China Mobile has adopted this practice because of the large number of services and service providers for certain service categories on its WAP portal. China Unicom has adopted a similar practice, but has not uniformly applied this practice. Since we occupy more than one position on the first page of most of the categories on China Unicom’s portal, if China Unicom decides to uniformly apply this practice, we may be required to give up certain positions to our competitors, which will decrease our competitive advantage. If either China Unicom or China Mobile change their practices with regard to how service selections appear on their WAP portals so that the most popular services are not those that are the most accessible, our business could be materially and adversely affected. See “Risk Factors — Risk Related to our Company — If either China Unicom or China Mobile change their practices with regard to how service selections appear on their WAP portals, the revenue from our services, and thus our overall financial condition, could be materially and adversely affected.”

The following table sets forth all the categories and subcategories of services on China Unicom’s WAP portal, our position for each sub-category and the monthly subscription price for each service as of December 31, 2004. As of December 31, 2004, we provided a total of 80 services under all nine major categories and 17 sub-categories of China Unicom’s WAP portals and our services occupied the first position in 13 categories or sub-categories.

Category and Sub-category	Best Position on First Page (1)	Monthly Subscription Price (RMB)
Picture Download	No. 1	6.0
Ringtone Download	No. 1	6.0
Community Services:
Chatting	No. 1	8.0
Dating	No. 2	5.0
Community	No. 1	6.0
Forum	None	—
Games:
What’s New	None	—
Trivia	No. 1	6.0
Gambling	None	—
Real-time Strategy	No. 1	6.0
Role Play	No. 1	5.0
Others	No. 1	6.0
Whats Hot	No. 6	—
Pop Culture:
What’s New	None	—
Entertainment and Movies	No. 2	5.0
Casual Topics	No. 1	5.0
Jokes	No. 1	5.0
Women’s Channel	No. 1	7.0
Comics	No. 4	5.0
Astrology	No. 5	5.0
Mobile Library	None	—
Information Services	No. 9	5.0
Lotto	No. 1	3.0
Finance	No. 1	5.0
News	No. 2	3.0
Personal Information Management Services	No. 7	2.0
Sports	No. 4	6.0

(1)	We typically occupy more than one position on the first page of menus for most categories and sub-categories.

Our picture and ringtone downloads can also be ordered on a per-use basis with prices ranging from RMB1 to RMB2 per download.

We expect that the prices for our 2.5G services will remain stable in the near term as 2.5G users have not shown noticeable price sensitivity since the market was established. We also believe that prices for our 2G services will remain largely stable in the near term.

As of December 31, 2004, through Beijing Network, we provided 32 services through China Mobile in service categories representing five out of the 13 categories of China Mobile’s WAP portal. Beijing Network’s ringtone service was among the top five services based on the revenues generated for October 2004.

We provide 2.5G services through China Unicom or China Mobile in the following main categories:

Picture downloads.    Users can browse, download and forward to their friends’ WAP-enabled mobile phones a variety of icons, screen savers and pictures. We offer one of the largest libraries of pictures on China Unicom’s WAP portal, with tens of thousands of WAP icons, screen savers and pictures which range from full color images to complex animation. In addition, we were the first service provider in China to enable users to create their own wireless photo albums by uploading their own photos onto our servers, which they can subsequently view, download and send to friends from time to time as they like. We were also the first service provider in China to offer pictures that automatically adjust their shape and size to fit the user’s particular mobile handset screen and a “Top 10” list of the most requested downloads, which helps maintain user enthusiasm for the service and creates user loyalty as users return to the service periodically to see what is new on the list. We believe these service innovations clearly differentiate our picture download services from those of our competitors.

Historically, we purchased most of the pictures offered through our picture downloads service on China Unicom’s WAP portal from an external supplier. Currently, all of the picture services we offer are provided by our in-house team. Our picture and animation services on China Mobile’s portal have generally been sourced from Beijing Network’s in-house team. We believe the self-supply of pictures will enable us to effectively reduce our cost of sales, improve the quality of those services and respond to market demands in a more timely fashion.

Several of our competitors received penalties or service suspensions from China Unicom and China Mobile for inappropriate content in August and September 2004. We also received information and guidance from the mobile operators as to what they consider to be inappropriate content in June 2004. In response to this heightened scrutiny by the mobile operators, we reviewed our picture downloads and removed several services in order to comply with such information and guidance.

For the month of December 2004, approximately 24% of our total 2.5G revenues in that month were from our picture download services through China Unicom’s and China Mobile’s WAP portals.

Ringtone downloads.    Our ringtone downloads enable mobile phone users to customize the ringtone of their phones. We offer thousands of high quality WAP ringtones on both China Unicom’s and China Mobile’s WAP portals, which have been tailor-made for the Chinese market with polyphonic capabilities (which sounds more like real music than the traditional electronic ringing sounds of mobile phones or monophonic ringtones). Users can also create their own original ringtones. We believe our ringtone download services are among the most innovative in the industry. For example, we were the first service provider on China Unicom’s portal to:

•	offer a “Top 10” list of the most popular ringtone downloads,

•	enable users to download the lyrics of the songs they have ordered, and

•	search our large library of songs by name of song or artist.

Prior to June 2004, we purchased most of our ringtones provided through China Unicom’s portal from an external supplier. Our ringtones on China Mobile’s portal have generally been provided by Beijing Network’s in-house team since their launch. Beijing Network’s in-house team was the first to produce polyphonic ringtones in China and, with the acquisition of Beijing Enterprise, we will be able to leverage its in-house ringtone production capability to provide our ringtones through both China Mobile’s and China Unicom’s portals. Similar to our picture downloads, we believe self-supply of ringtones will enable us to effectively reduce cost of sales, to improve the quality of those ringtones and to respond to market demand in a more timely fashion.

For the month of December 2004, approximately 36% of our total 2.5G revenues in that month were from our ringtone download services through China Unicom’s and China Mobile’s WAP portals.

Community services.    This category of services is further subdivided into four sub-categories on China Unicom’s portal: chatting, dating, community and forum or bulletin board services. We offer multiple services within each of these sub-categories, except for bulletin board services for which we do not currently provide any service because this subcategory does not attract sufficient users. With our chatting services, users can communicate with each other one-on-one via text messages sent on their mobile phones. Our dating services also allow users to post messages that are accessible by a large number of users. Our community services enable users to communicate with each other on topics of general or specific interest through chat rooms, which users can establish themselves, or fan clubs, which we often establish in connection with one of our content partners. All of these services offer more sophisticated graphics and functions than SMS chat and community services, including, for example, allowing users to post photos or cartoon images with their messages to identify themselves or their personalities.

We were the first to launch these services on China Unicom’s WAP portal. In addition, we are the only service provider on China Unicom’s WAP portal that has integrated WAP and SMS community services so that SMS users can send messages to the WAP chat rooms and vice versa, which we believe is a key competitive advantage in further expanding our community and increasing our ability to promote our brand name and user retention across multiple technologies and access platforms.

Of the 54 services that are offered in the chatting, dating and community sub-categories on China Unicom’s WAP portal, our services were among the top five within each of such sub-categories as of December 31, 2004. Prior to the split of the community services category into sub-categories in March 2004, we had kept the first position since the commercial launch of this category. Beijing Network also offers various services within the chatting category on China Mobile’s WAP portal. We believe that, with our successful experience in offering similar services through China Unicom, our chatting services on China Mobile’s portal will be more competitive in the future.

For the month of December 2004, approximately 5% of our total 2.5G revenues in that month were from our community services through China Unicom’s and China Mobile’s WAP portals.

Games.    We design most of our suite of interactive WAP-based games that can be played on the screens of mobile phones. We also license a small portion of games and game technologies from third parties. These games are tailored by our product development department to be easy to play on the dial pad of a mobile phone and to maximize the graphics available on WAP-compatible mobile phone screens. Our current game offerings include action games, cards games, games of chance, trivia games and role-playing games.

Our games are specifically designed to enhance user loyalty. For example, we bundle certain of our games together into a “game arcade” on China Unicom’s WAP portal where users can play any of the games in the arcade as much as they like for a fixed monthly fee (plus service and network fees payable to the applicable mobile operator). We were the first to offer bundled WAP games through China Unicom. We believe the game arcade approach is attractive to game players and will enhance user loyalty because users always have a variety of games from which to choose and do not have to go through the trouble of ordering individual games one-by-one. While bundling games so that users can access them quickly and reliably requires significant technical expertise, we believe that our deep understanding of the technical aspects of mobile networks, which derives from our established software business, has enabled us to create highly attractive and well-designed game arcades. In addition, the first WAP page for each of our games on China Unicom’s WAP portal has a tool bar through which users can play different Hawa games or go into a game arcade without returning to the China Unicom WAP portal.

Beijing Network also offers various services within the games category on China Mobile’s WAP portal, but has not historically focused on the marketing of those services. We believe that, with our successful experience in offering similar services through China Unicom, our game services on China Mobile’s portal will be more competitive in the future.

For the month of December 2004, approximately 5% of our total 2.5G revenues in that month were from our game services through China Unicom’s and China Mobile’s WAP portals.

Pop culture.    The pop culture category on China Unicom’s WAP portal encompasses a number of sub-categories, including entertainment and movies, jokes and horoscopes, relationship advice, animation and cartoons, mobile novels, local news and guides and other categories which are enhanced with full color graphics or pictures and automatically sent to subscribers’ mobile phones. Users can also download these messages on demand or forward them to friends or others with WAP-enabled phones. For entertainment-related services, we have entered into content partnerships with Enlight Media, a leading television producer in China, and Phoenix TV, a popular television channel in China, to obtain the latest entertainment news in China and participate in promotional events tied to their programs and stars. These promotional events include, for example, enabling television viewers to interact with certain programs via WAP by sending a WAP message to vote for the winner of a contest on the program. We were the first to offer entertainment and relationship advice WAP services in China.

For the month of December 2004, approximately 15% of our total 2.5G revenues in that month were from our pop culture services through China Unicom’s and China Mobile’s WAP portals.

News and finance.    With these services, users can subscribe and automatically receive news updates with full color graphics or pictures on the WAP pages of their mobile phones. We obtain our news content from government affiliated media companies, such as Xinhua News Agency and Central Weather Forecast Bureau, our media collaborators, such as Qian Long News Network, ESPN and CCTV, and other local media.

For the month of December 2004, revenues from such services did not account for a significant portion of our 2.5G revenues.

Personal information management service.    This service, known as PIM, allows users to maintain easy-to-access wireless address books, calendars, personal folders, corporate or Web email and messaging features. We believe this service is particularly attractive to mobile users in China because they typically do not carry both a mobile handset and a personal digital assistant such as a PalmPilot. Also, for users that change their handsets frequently, re-entering personal information such as friends’ phone numbers into new handsets is quite burdensome. As a result, we believe that Chinese mobile users value services such as PIM which enable their WAP-compatible handsets to operate more like personal digital assistants.

For the month of December 2004, revenues from such services did not account for a significant portion of our 2.5G revenues.

2G Services

As the SMS market has begun to mature and the rate of its growth has slowed and even decreased in recent periods, we have focused our activities in SMS on our strongest core services to maximize our 2G revenues while SMS remains relatively popular. These core services are:

Chatting and other community services.    Our SMS chatting and other community services are similar to our WAP-based services but with simpler user interfaces. We also currently have three fan clubs for popular TV entertainment programs and offer a variety of SMS interactive television messaging activities where, similar to our WAP television-related services, viewers can interact with certain programs via SMS messages. Our SMS community services are built on standardized software components which allow us to quickly create customized SMS for different types of television programs or quizzes or contests. For the month of December 2004, approximately 61% of our total 2G revenues in that month were from such services.

Games.    We offer more than ten SMS games, including action games, card games and quizzes. These games are also tailored by our product development department to be easy to play on the dial pad of a mobile phone and to maximize the more limited graphics available on SMS-compatible mobile phone screens. Similar to our WAP games, we also bundle certain of our SMS games for which we charge a fixed monthly fee. For the month of December 2004, approximately 39% of our total 2G revenues in that month were from such services.

Users can purchase our SMS via:

•	responding to our broadcast messages advertising our services, or

• sending us a request via SMS using a specific code.

New Services

2.5G Services

Java™/BREW™ Games.    We are developing a range of games based on the Java™ and BREW™ technologies, which offer an effective way to create sophisticated 2.5G games. In April 2004, we launched our first Java™ game through China Mobile’s WAP portal. We also converted some of our Java™ games into BREW™ games and launched these games through China Unicom at the end of 2004.

2G Services

IVR.    We launched our IVR services on China Unicom’s network in April 2004 and on China Mobile’s network in the fourth quarter of 2004. Our IVR services include chat services whereby users can chat with each other live over their mobile handsets in wireless public chat rooms. We believe this service will be attractive to young mobile users in China as a cost-effective way to speak with their friends and to make new friends, although it may be less useful for business purposes because conversations in these chat rooms are open to anyone. Users can also utilize our IVR services to access music, greetings from famous Chinese celebrities, jokes and serial stories, such as detective stories, from their mobile phones or send this content to the mobile phones of their friends or others. We cooperate with traditional media companies, including Enlight Media, to offer branded content for our stories, music and celebrity greeting IVR services.

Several of our competitors received penalties or service suspensions from China Unicom and China Mobile for inappropriate IVR content in August and September 2004. We also received information and guidance from the mobile operators as to what they consider to be inappropriate content in June 2004. In response to this heightened scrutiny by the mobile operators, we reviewed our IVR content and removed several services in order to comply with such information and guidance.

Internet Services

Our website, which was re-launched in April 2004, provides a convenient place for people to learn about and order our 2G and 2.5G services. In addition, as a supplement to our 2G and 2.5G service offerings, users can subscribe to our online AVATAR system, which allows people to chat, play games and receive horoscopes over the Internet. This system enables users to create their own cartoon images to identify themselves or their personalities when they post messages. It is also completely integrated with our wireless community so that people who subscribe to AVATAR can see and respond to chat messages posted by our wireless community members, and our wireless community members can see and respond to the messages posted on our website. We believe that this integration will further bolster a sense of community among our users and will provide us with an opportunity to cross-sell our 2G and 2.5G services to people visiting our website.

We also offer a video chat room on our website whereby subscribers with Web cameras can communicate face-to-face with each other in real time.

Our VASPro Services Provisioning and Management Software and Other Software Products

We design, develop, sell and support services provisioning and management software, called VASPro. We also provide system integration service for VASPro. VASPro enables mobile operators to manage a variety of functions related to the provision of 2.5G services by third party service providers through mobile operators’ WAP portals. Some of the principal functions supported by VASPro include the following:

•	Billing. VASPro enables mobile operators to more accurately bill their customers for the services provided through their WAP portals and determine amounts paid to their service providers after the deduction of various service and network fees. The billing function for wireless value-added services is more complex than the billing function for voice services because of the wide range of wireless value-added services provided by a large number of service providers in China. In addition, service providers rely on mobile operators to bill and collect on their behalf, using multiple billing schemes such as per-use, subscription or a combination of both.

VASPro also supports flexible billing functions that allow service providers to cross sell and differentiate their services by offering innovative promotion packages and service bundling to their users. For example, VASPro allows service providers to offer discount schemes, such as first month free followed by billing and packaged services with more than one service and combined billing.

•	Service provider management. VASPro allows mobile operators to easily manage their large number of service providers by providing a variety of functions, such as authentication of service providers when they first offer their services on mobile operators’ WAP portals, ongoing account management and automatic service provisioning, which eliminates service providers’ need to run such software in-house and thereby reduces their set-up time to link themselves to mobile operators’ WAP portals. VASPro allows mobile operators to authenticate, approve and link a new service provider in less than 24 hours.

•	WAP portal management. VASPro allows mobile operators to manage the look and feel as well as functionality of their WAP portals. Some of the functions include advanced directory management, personalization of menus, which allows users to personalize the WAP menu displayed on their mobile phones, single sign-on, which enhances users’ ease of use by allowing them to avoid signing on each time they access a service on the WAP portal, and service subscription confirmation.

•	Customer care and business intelligence tools. VASPro provides a variety of customer care tools to mobile operators, which include customer information management, service history, complaint history, blacklist management and customer web registration. In addition, mobile operators are provided with functions that can be used for business intelligence, such as data warehousing, integrated authorization and authentication, flexible multi-dimensional data analysis, analysis based on time, service, region and service provider, and several rich charting functions.

We believe that VASPro is one of the best designed software platforms for service provisioning and management functions for 2G and 2.5G services in China for the following reasons:

•	Unlike many of our competitors’ products, VASPro was designed specifically for management of advanced 2G and 2.5G services over mobile networks, for which ease of use, scalability, reliability, instant access to information (on a 24 hours-a-day, 7 days-a-week basis) and comprehensive management of large amounts of information are key design characteristics.

•	VASPro is custom-made for Chinese mobile operators. Given the unique structure of Chinese mobile operators with wireless value-added services being offered at both the national and provincial levels, VASPro is designed with a distributed architecture to support both national and provincial WAP portals and allow effective communication between the provincial offices and the national headquarters.

•	VASPro is designed to allow seamless transition to next generation mobile technologies, including 2.5G technologies such as Java™ and BREW™, as well as 3G technologies. We are in the preliminary stages of developing a 3G-compatible version of VASPro, which we expect will not pose significant technological hurdles or require significant additional research and development expenditures.

We assisted China Unicom in designing and building its WAP portals and are the sole provider of service provisioning and management software to China Unicom for its nation-wide WAP portal and to nine of its provincial-level operators in key coastal and southern provinces. VASPro supported 100% of China Unicom’s WAP users on its nation-wide portal and more than 70% of its WAP users on provincial portals as of December 31, 2004. Phases I, II and III of the implementation of VASPro were completed in 2002, 2003 and 2004, respectively, and supported 0.5, 1.5 and 5.0 million users, respectively. VASPro currently supports more than 8.0 million registered China Unicom WAP users and more than 50 million service requests each day. We recently commenced working on the Phase IV capacity expansion of the project, which is expected to complete in the third quarter of 2005 with a capacity to support 15 million users. We believe that after the completion of Phase IV, VASPro will continue to support 100% of China Unicom’s WAP users on its nation-wide portal and more than 70% of its WAP users on provincial portals.

Under our agreement with China Unicom and its nine provincial-level operators, we have granted them a non-exclusive and non-transferable license to use our VASPro software in exchange for a one-time fixed fee, which is based on the capacity of China Unicom’s portals that the software can support. China Unicom has indicated to us that as usage of WAP services expands on its network, it intends to engage us to expand the capacity of its portals to support the increased number of users. We will receive additional fees for any such expansion. The license fees we received from China Unicom and its provincial affiliates for our VASPro software represented approximately 9% and 24% of our software and systems integration revenue in 2003 and 2004, respectively. We did not recognize any revenues from license fees in 2001 or 2002.

In addition to providing the VASPro software to China Unicom, we have also provided to China Unicom certain third party hardware and software necessary for the operation of its WAP platform. Such third party software and hardware is sold by us to China Unicom at a slight premium over cost. In addition, we have provided fee-based technical consulting services to China Unicom on an ongoing basis to support the operation of VASPro. Our contract for these services at the national level expired on November 20, 2003. Our contracts at the provincial level have terms of two years and expire on various dates from February 2004 to July 2005. We have not renewed the national contract and do not intend to renew the provincial contracts as they expire. Instead, we plan to offer software and system maintenance services for a fixed annual fee to China Unicom or any other future purchasers of our VASPro software.

We are also developing a number of other advanced software products for the wireless market. For example, we are testing advanced WAP gateways and Java™ Over the Air Download systems, which connect the service provisioning and management software to the mobile operator’s network. We are in the process of developing software to support video streaming and related 3G services, which we intend to commercialize as 3G networks are rolled out in China. We are also developing software that helps enhance intellectual property protection for wireless content by processing information obtained from both a mobile operator’s network and a user’s mobile phone to determine if the content has been paid for by the user or whether it has simply been forwarded to that user by other users.

Network Service Agreements with China Unicom and China Mobile for 2G and 2.5G Services

General

China Unicom and China Mobile are the predominant mobile operators in China. Given their market presence, our negotiating leverage with these mobile operators is limited, and our business is dependent on maintaining our relationships with them. See “Risk Factors — Risks Related to Our Company — Risks Related

to Our 2G and 2.5G Services — We depend on China Unicom and, to a lesser extent, China Mobile, the two principal mobile operators in China, for substantially all of our revenue, and any loss or deterioration of our relationship with China Unicom and China Mobile may result in severe disruptions to our business operations and the loss of some or a major portion of our revenue” and “ — The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability.” Our affiliates, including Hurray! Solutions, Beijing Cool Young, Beijing Palmsky, WVAS Solutions and Beijing Network, have entered into network service agreements with the national and some provincial offices of China Unicom and China Mobile to offer our various 2G and 2.5G services through their networks. Each of these agreements with each mobile operator covers a specific geographic area and/or service type without overlaps. We also provide third party hardware and software, our own software and system integration and technical maintenance services to China Unicom for its WAP infrastructure through Hurray! Times.

For 2003 and 2004, we derived approximately 73% and 76%, respectively, of our total revenues for 2G and 2.5G services from China Unicom, based on our pro forma financial statements.

The following is a summary of the material features of our contractual relationships with China Unicom and China Mobile for 2G and 2.5G services, and is not an exhaustive description. Copies of our material contracts with those operators are attached as exhibits to the registration statement filed with the U.S. Securities and Exchange Commission, of which this prospectus is a part. You may obtain a copy of those contracts as indicated under “Where You Can Find More Information.”

Fee Arrangements and Other Payment Considerations for 2.5G Services

China Unicom.    Our network service agreements with China Unicom provide that China Unicom directly bill customers that use our WAP services and, as compensation for billing and collecting these fees and for their network services, deduct a service fee from the aggregate amounts paid by customers for our services. The service fees include a basic service fee of 12% to 30%, depending on the province, for amounts received by provincial offices of China Unicom and 20% for amounts received by China Unicom for services provided through their nation-wide WAP portal. The level of basic service fees are further subject to adjustment based on certain performance criteria. Certain agreements, including the agreement with China Unicom’s head office, permit China Unicom to deduct as part of the service fee and before calculating the basic service fee, an amount of 8% as a provision for doubtful accounts.

If there is a discrepancy between our billing records and China Unicom’s billing records and the discrepancy is 5% or less of total amounts billable to our customers, the calculation of service fees is based on China Unicom’s billing records. If the discrepancy exceeds 5%, the agreements provide that we and China Unicom reconcile our records to address the discrepancy. For 2004, this discrepancy averaged 2%.

China Mobile.    Beijing Network’s network service agreement with China Mobile for 2.5G services permits China Mobile to deduct a service fee of 15% from the amounts China Mobile receives from customers for Beijing Network’s services. China Mobile relies solely on its records for calculating the amounts on which these service fees are based.

Fee Arrangements and Other Payment Considerations for 2G Services

China Unicom.    Our network service agreements with China Unicom for 2G services also provide that China Unicom directly bill customers that use our SMS and, as compensation for billing and collecting these fees and for their network services, deduct a service fee from the aggregate amounts paid by our customers for our services. These service fees range from 12% to 50%, depending on the provincial office, of those amounts. In addition to these services fees, our agreements also permit China Unicom to deduct a network fee from the amounts otherwise due to us. We pay them a network fee to the extent that the number of SMS messages sent by us over China Unicom’s network exceeds the number of messages our customers send us. The network fee is based on a charge of RMB0.04 ($0.005) to RMB0.05 ($0.006) per message. For some provincial offices, the amount of network fee may be graduated depending on the volume of net messages.

China Mobile.    Our network service agreements with China Mobile for 2G services permit China Mobile to deduct a service fee ranging from 9% to 15%, depending on the province, from the amounts they receive from our customers for our services. In addition to these services fees, we also pay China Mobile a network fee to the extent that the number of SMS messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us. The network fee is based on a charge of RMB0.05 ($0.006) per message. In some provinces, the amount of network fees may be graduated depending on the volume of net messages.

For SMS, we do not collect fees from China Mobile or China Unicom for services attributable to billing and transmission failures. These failures can occur when the delivery of our service to a customer is prevented because the customer’s phone is off, the customer’s prepaid phone card has run out of value or a mobile operator experiences technical problems with its network. The failure rate for 2G services can vary among the mobile operators, and by province, and also has fluctuated significantly in the past, ranging on a monthly basis from 3.4% to 22.2% of the total billable messages which are reflected in our internal records during 2004. For 2004, the rate of the mobile operators confirmed revenues accounted for approximately 80% of the total billable messages that are reflected in our internal records. We do not recognize revenues for our services which are deemed to be billing and transmission failures.

Obligations with Respect to Our Services

We must obtain China Unicom’s or China Mobile’s approval for our services and their pricing before these services can be offered on their network. Our contracts with China Unicom and China Mobile vary in the other specific obligations they impose on the parties, but they generally require, among other things, that the mobile operators maintain records regarding transmission and billing matters, collect fees from their customers and remit amounts owed to us and notify us of any customer complaints unrelated to network problems. In turn, we must provide prompt customer support, handle any complaints which are unrelated to the operator’s network and ensure that our content complies with applicable laws and regulations and the policies of the operators and that we have appropriate licenses. For some contracts, we must satisfy operational or financial performance criteria which are established by the mobile operator and updated from time to time.

Term and Termination and Other Material Provisions

The term of our contracts with China Unicom is generally two to three years and the term of our contracts with China Mobile is generally one year. We typically renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, when we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator.

Generally, our contracts with the mobile operators are silent on the arrangements relating to payment from the operators in the event such contracts are not renewed. Payment and billing disputes, if any, will therefore be resolved in accordance with the provision in the contracts which generally provides that parties shall resolve disagreements through amicable negotiation (where such provision survives the termination of the respective agreements) or through court proceedings if amicable resolution cannot be reached.

The specific termination and other material provisions of our more significant contracts with China Unicom and China Mobile are set forth below:

Value-added Service Cooperation Agreement with China Unicom Headquarters (China Unicom) for WAP services.    This contract took effect as of March 29, 2004 and will expire on March 31, 2005. It may be automatically renewed for another year if China Unicom is satisfied with our performance. This contract may be terminated by China Unicom earlier if:

•	We breach the contract and thereby cause negative effects or economic losses to China Unicom;

•	The content of our services violates Chinese laws and regulations;

•	We promote China Unicom’s competitors in our services;

•	Our services do not pass China Unicom’s test within three months after receipt of China Unicom’s notice of such test;

•	Our services are ranked among the worst 10% of service providers during the monthly evaluation for three consecutive months;

•	We use improper methods in our business promotion, which adversely affect the operation of other service providers and the cooperation between China Unicom and its service providers; or

•	China Unicom receives a large number of strong customer complaints by users about our service quality, which causes serious damage to China Unicom’s reputation.

Under this contract, China Unicom retains 8% of the amounts it receives for our services provided through its nation-wide WAP portal as allocation for bad debt and then distributes 80% of the remaining amounts to us, retaining 20% as service fees. China Unicom may decide to adopt a floating profit sharing system based on performance by entering into a supplemental agreement with us.

WAP Cooperation Agreement with China Mobile Headquarters (China Mobile).    This contract took effect on February 10, 2003 and was automatically renewed for another one year term after its original expiration date of February 28, 2004. Any WAP services provided by us in accordance with this contract may not be provided to any other telecommunications mobile operator or WAP portal, including our own WAP portal and China Mobile’s provincial portals, otherwise China Mobile may terminate our services.

This contract may be terminated earlier by China Mobile if:

•	We breach the contract and thereby make the performance of this contract impossible, or

•	We breach the contract and thereby cause negative social impact or economic loss.

Under this contract, China Mobile deducts 15% of the amount it receives from our customers for our WAP services as a services fee.

SMS Service Agreement with China Unicom’s Zhejiang Branch (Unicom Zhejiang).    This contract took effect on August 20, 2004, and was automatically renewed for a one year term upon the expiration of its initial term on December 31, 2004.

Under this agreement, Unicom Zhejiang deducts 8% of the amounts it receives from customers for our SMS as a services fee. To the extent that the number of messages sent by us over Unicom Zhejiang’s network exceeds the number of messages our customers send to us, we need to pay Unicom Zhejiang a per message network fee of RMB0.05 ($0.006).

MonternetTM SMS Service Agreement with China Mobile’s Zhejiang Branch (Mobile Zhejiang).    This contract took effect on May 1, 2003 and was automatically renewed for another year after its original expiration date of April 30, 2004. When the current term expires, it may be automatically renewed for another year unless either party terminates it within 60 days prior to the expiration of the agreement. Mobile Zhejiang may terminate the contract earlier with one-month prior notice if:

•	We breach certain terms of this contract and fail to significantly improve our performance within one month of our receipt of Mobile Zhejiang’s notice. Such terms include the obligation that we shall only provide SMS games on Mobile Zhejiang’s system within Zhejiang province, our services shall be legal and our contracts with customers shall include certain mandatory clauses to protect the interests of our customers,

•	There have been significant complaints about our services and this situation has not been improved within one month of our receipt of Mobile Zhejiang’s notice, or

•	Our services ranking is so low that it has to be removed from Mobile Zhejiang’s system.

Under this agreement and an associated Fee Collection Agreement, Mobile Zhejiang deducts as a service fee 9% to 15%, depending on the type of customers, of the amounts it receives from customers for our SMS as a services fee. To the extent that the number of messages sent by us over Mobile Zhejiang’s network exceeds the number of messages our customers send to us, Mobile Zhejiang also deducts a per message fee of RMB0.05 ($0.006) to RMB 0.08 ($0.010), depending on the volume of messages, as a network fee.

Agreements with China Unicom for Software and System Integration Services

We provide to China Unicom for the construction and expansion of its WAP portals third party hardware and software, system integration services, license of our VASPro software and technical support and maintenance services through the following contract.

CDMA WAP (Phase IV) Equipment and Service Purchase Agreement with China Unicom.    Under this contract, we provide third party hardware and software and our VASPro software and also system integration services to China Unicom’s headquarter and WAP portals in four other cities for the Phase IV WAP portal expansion in exchange for a fixed fee. We will also provide technical support and maintenance and software updates after the installation of the equipment. China Unicom currently utilizes our VASPro software to generate customer information that it uses to bill its customers for the 2.5G services provided through its WAP portals and determines amounts payable to service providers after deduction of various service and network fees. This contract will terminate on the expiration of our warranty, which is two years from China Unicom’s final confirmation of equipment examination.

Copies of our material contracts with mobile operators are attached as exhibits to the registration statement filed with the U.S. Securities and Exchange Commission, of which this prospectus is a part. You may obtain a copy of those contracts as indicated under “Where You Can Find More Information.”

Our Content

The content that we use in our services is developed both in-house by our product development team and purchased from certain third party providers of content. For example, historically we have purchased picture and ringtone downloads from a subsidiary of China Central Television, or CCTV. We now develop most of our picture downloads in-house, and with the completion of our acquisition of Beijing Enterprise, we expect to increasingly rely on their in-house development expertise to develop content for our ringtone services. We also acquire news and entertainment information through our relationships with content providers such as Shenzhen Bu Fan Advertising Co. Ltd, an affiliate of ESPN, Enlight Media and Tian Ying Jiu Zhou Network Technology Co., Ltd, an affiliate of Phoenix TV. Although content from well known international and domestic content providers has not contributed a significant portion of our 2G and 2.5G services revenues to date and we do not expect it to do so for the foreseeable future, we will continue to seek out content relationships with leading international and domestic content providers, which we believe may further increase the popularity of our services. Customers are charged the specified fees for these services on their mobile phone bills, and the mobile operators collect those fees. Under our agreements with the content providers, we pay them a percentage of the revenue for our services which we receive from the mobile operators after deducting service and network fees. For most of our agreements, the content providers receive 50% of such net amount, but in a few cases the providers receive between 10% and 60%.

Historically, we relied on third party content providers to obtain all necessary consents to use copyrighted content, particularly with respect to music. Since July 2004, however, we have paid a royalty fee directly to the Music Copyright Society of China, which serves as the representative for all major international music companies to collect royalty fees for ringtone downloads in China. As one of the largest service providers in China, we believe that we obtained more favorable terms with the Music Copyright Society of China than a number of our competitors, which we believe has enhanced gross margin for all our ringtone services.

Sales and Marketing

2G and 2.5G Services

We sell and market our 2G and 2.5G services through online and offline methods as described below. Since the fourth quarter of 2003, a key component of all of our marketing efforts for our 2G and 2.5G services has been to brand our services under the “Hawa” name with a cheerful cartoon logo. We believe that this branding will increase user awareness of our services and create enhanced customer loyalty as mobile users in China come to associate the Hawa name and logo with our broad range of high quality services.

In addition, maintaining and expanding our relationships with China Unicom and China Mobile is central to our sales and marketing activities, and our management team utilizes its extensive experience in China to develop close ties with the key personnel of the mobile operators at the central and provincial levels. As of December 31, 2004, we also had approximately 72 sales professionals strategically located in 22 provinces and municipalities concentrated in the eastern and southern regions of China to work closely with the mobile operators at the provincial level, where pricing and important marketing and operational decisions are made. Our highly motivated sales and marketing team, whose bonuses are tied to the revenues each member generates and collects, is supervised by four regional centers which each have their own sales, marketing, operations and customer service personnel to provide prompt and responsive service to users and mobile operators.

Online Sales and Marketing

Our online sales and marketing activities include:

•	WAP and SMS Pushes. We place messages promoting our WAP services on the WAP pages operated by China Unicom and China Mobile, which pop up when users go to those pages, known as “WAP pushes.” We engage in SMS pushes as well to promote all of our services, and place banner ads on China Unicom’s WAP pages from time to time. We are entirely dependent on the mobile operators to allow us to engage in WAP and SMS pushes and place banner ads on their networks, and recently the mobile operators have been less willing to permit service providers to engage in WAP and SMS pushes. Although we anticipate that the mobile operators will be more flexible in this regard in the next few quarters, we cannot predict the mobile operators’ willingness to allow such pushes in the near- or long-term.

•	Bundling of Services. We bundle certain of our services, primarily 2.5G services, together for a single fixed fee that is lower than what would be payable if the user had ordered those services separately. We often use bundled services together with a free trial period to attract new users by giving them a free or low-cost 2.5G experience. We also use bundled services to attract users that are price sensitive. In addition, bundling can be an effective way to maintain user interest in our services because they can choose from a number of services without incurring additional incremental cost and also to expose users to the wide range of quality services that we offer. Because the content coverage and service quality of individual services are better than those of the bundled services, we have not experienced migration of high-use use customers from individual services to the bundled services.

•	Cross-selling. We cross-sell among our various 2.5G services. Specific cross-selling activities include placing a tool bar on the first page of all our games. This enables users to easily try our other games without needing to return to the main China Unicom WAP portal, as well as promoting our website to potential users as a fun, easy-to-access place to learn about and request our wireless content and applications and to use our online AVATAR system. We also focus on cross-selling to users of our 2G services to migrate them to our subscription-based, premium 2.5G services.

•	Hawa Club. To strengthen user loyalty and reward our high-end customers who regularly purchase our services, we have established the Hawa Club in which users can register for free through a link which appears on each of our WAP services. Once in the club, users can participate in contests and receive club points for using our services which can be exchanged for additional services or free gifts such as mobile phones or celebrity signatures. We introduced the Hawa Club in October 2003 and believe it is the only user loyalty club of its kind available through China Unicom’s WAP portal.

Offline Sales and Marketing

We also focus on offline sales and marketing activities, such as:

•	Promotional Events. Our principal marketing relationships are with China Unicom and China Mobile, through which all of our services are provided and all payments from mobile phone users are collected. We host promotional events around China with the mobile operators at which we create brand awareness by interacting with consumers to educate them about our services and distributing Hawa-branded souvenirs. In addition, our promotion of our innovative services, such as our “mobile novel” which is delivered to subscribers in installments and we believe was the first of its kind in China, has resulted in significant media attention. We have also recently signed Ms. Jolin Tsai, a Taiwanese singer, as our Hawa “image ambassador.” She appears in our media advertisements, as well as in our services such as in mobile chat rooms. Users can also download her photos through our services.

•	Sales Co-promotion. We are also focused on expanding our sales channels by developing integrated sales campaigns with traditional media companies and multinational corporations. For example, we organized a sales campaign with Pepsi China Co. Ltd., or Pepsi, from 2002 to 2003 in which people sending a large amount of our SMS greetings to friends won Pepsi beverages as prizes. In that campaign, our 2G services were also promoted to Pepsi’s customers through Pepsi beverage cans and Pepsi’s other sales channels.

•	Retail Promotion. We have also entered into a successful relationship with a retail seller of mobile handsets in Guangdong Province, where the retailer’s sales staff introduces our services to buyers of new handsets and offers them a free trial. We do not pay the retailer or its staff for this service, and, if possible, we intend to establish similar relationships with other retailers and in other parts of China. We are also exploring working with mobile handset manufacturers in China to embed our services into their phones so that users can access them immediately when they turn on the handset.

Our Software Products

China Unicom and nine of its provincial affiliates are the current customers for our VASPro software. We work to maintain our relationships with these customers and seek to establish new relationships with more of China Unicom’s provincial offices. We use our sales and marketing team and strive to maintain constant contact between our software development and technical teams and China Unicom in the course of providing technical consulting services for our VASPro software. We believe that our close working relationship with China Unicom creates a virtuous cycle, whereby we are able to continuously learn more about China Unicom’s needs and plans for its wireless value-added services platform and, as a result, improve our software to satisfy those needs and plans. This in turn reinforces China Unicom’s willingness to continue to rely on us as its WAP user base grows and it has to license additional software.

Through our sales and marketing team and our software development team, we have also initiated contact with China Telecom, China Netcom and other companies that may receive mobile licenses in the near future to build a relationship with those parties and market our software for their networks.

Finally, we are working with CommVerge Solutions, an integrator of technology and business solutions for telecommunication companies in Asia, to market our software to non-Chinese mobile operators.

Customer Services

We work to provide high quality customer services. This is an important factor for maintaining our relationships with China Unicom and China Mobile as discussed above in “— Network Service Agreements with China Unicom and China Mobile for 2G and 2.5G Services.” Our dedicated customer service center in Beijing provides our users real-time support and employed approximately 50 customer service representatives as of December 31, 2004. We strive to achieve the fastest response times and highest customer satisfaction levels in the industry. Our centralized customer service center is supported by our local customer service teams located in our four regional offices. We also maintain a dedicated billing and collection center which works with the various offices of the mobile operators to ensure that we receive the correct fees for our services provided over their networks.

Product Development

Our 2G and 2.5G Services

We believe that a key part of our future success will depend on our ability to develop and enhance our services by leveraging our expertise in 2G and 2.5G services and our deep understanding of mobile networks. Our product development activities for 2G and 2.5G services are led by our 70-member product development department, which is primarily focused on developing new services such as WAP services and Java™ and BREW™ games, as well as developing potential 3G-compatible services. It also provides support for SMS.

With respect to games, we believe that increasing the usage of our wireless games and decreasing the turnover of our players depend to a large extent on our ability to continually develop new or improved games with superior graphics and interaction and engaging story lines. We are currently focusing on designing and developing our own games. For this purpose, we have built a strong game development team which is highly experienced working with the Java™ and BREW™ technologies to create games which are appealing to the Chinese market.

The recent acquisition of Beijing Enterprise has significantly enhanced our in-house capability in developing ringtone services through the addition of its leading ringtone development team. Our development efforts with respect to third party content primarily involves customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly services.

In order to gauge customer acceptance and refine our technology, we also intend to use our website to test new services such as high capacity video transmissions, which cannot yet be offered over China Unicom’s and China Mobile’s networks.

Finally, certain provincial offices of the mobile operators use different software and technology, and our product development department must conform our services so that they are interoperable with China Mobile’s and China Unicom’s networks at all levels.

Our Software Products

Our 39-member software development team focuses on enhancing the available features and functions of our VASPro software, including improving its efficiency and reliability. We believe that our success in this area will depend, in part, on our ability to work with China Unicom and other mobile operators to develop and introduce new versions of VASPro that continue to address the rapidly expanding needs of mobile operators in China and elsewhere. This team is also conducting preliminary work on developing carrier management software which is 3G-compatible, and working on our newer software products such as our advanced WAP gateway and data right management software.

We focus on product reliability during all stages of our software development activities. We review quality and reliability data during our tests of each new version of VASPro and as part of our technical consulting services to China Unicom. Each of our software products undergoes, or will undergo, three test cycles, which are known as alpha, beta and production. We believe this testing allows us to improve the quality and reliability of our software products. In the alpha cycle, we test the samples of the products by simulating the use of the product in real-life environments. In the beta cycle, after the product has been validated in the alpha cycle, we send the product to third parties such as China Unicom who test the product in diverse environments and provide us with feedback. In the production cycle, after feedback from our beta testing, we make any appropriate changes and re-validate the functionality and performance of a product before it is implemented.

Infrastructure and Technology

We have developed a reliable, flexible and scalable platform with open and adaptive technology through which we:

•	develop and deliver our 2G and 2.5G services which are provided through China Unicom’s and China Mobile’s networks,

•	design and develop our software products, as well as provide our technical consulting services, to China Unicom in connection with the VASPro software we license to it, and

•	maintain our internal billing and transmission records.

Our platform supports multiple protocols, networks and billing solutions, with high scalability, load balancing, intelligent session management and performance measurement. It also allows us to monitor our services and their delivery to China Unicom’s and China Mobile’s networks on a real-time basis, which allows us to optimize the efficiency of our system and quickly address any problems. The platform is equipped with an open application interface for rapid connectivity by third party content providers and access to multiple channels for SMS, MMS, WAP and Web connectivity.

Our user database, which operates on our proprietary software and is an integral part of our platform, allows us to store, analyze, retrieve and compare various statistical information and to identify relevant trends. This database also supports our customer service activities by providing our service professionals with real-time user data and information regarding service delivery and billing. In addition, our platform can rapidly schedule, deploy and manage WAP pushes and SMS pushes to promote our services.

Our website and services are made available primarily through network servers located in the facilities of China Telecom, China Netcom, China Unicom, and China Mobile. As of December 31, 2004, there were more than 60 such network servers, running on a Unix™, Windows™, or Linux™-based operating system.

Competition

Our 2G Services

The market for 2G services in China is highly fragmented with more than 1,000 service providers, according to a June 2004 Norson report. 2G service providers in China can be principally categorized into three groups. The first group is comprised of companies like our company, which focus primarily or entirely on this market and offer a wide range of 2G and/or 2.5G services. These include companies such as Linktone, MTone and Newpalm (a subsidiary of Chinadotcom). This group of competitors is generally characterized by strong market knowledge and, in some cases, well developed relationships with the mobile operators on a provincial and national basis. Companies in this category also tend to focus on entertainment-related services.

The second group is comprised of the major Internet portal operators in China, including publicly-listed companies such as NetEase, SINA, Sohu and TOM Online. The Internet portals leverage their existing strength in aggregating content, marketing and cross-selling SMS to their established Internet user base. The publicly-listed portals are each significantly better capitalized than our company. In addition, these portals have strong brand names and operate highly popular websites, which are used to offer SMS to the large number of visitors on their websites.

The third group is comprised of niche service providers, such as Enorbus, Solute and Tencent, which focus on a particular market segment or application, such as wireless instant messaging.

Our market share in the SMS market in China in 2003 was approximately 2.8%, based on revenues of the total SMS market estimated by Norson as of June 2004.

Our 2.5G Services

The market for 2.5G services in China is relatively new, with approximately 150 service providers, according to Norson. The market for 2.5G services includes many of the same competitors that compete with us in the market for 2G services. Among the companies whose businesses focus primarily on 2G services, few have yet developed extensive businesses in 2.5G services, particularly WAP services. There is, however, a group of relatively small service providers that focus almost exclusively on WAP, including KongZhong, SkyInfo and GoodFeel.

The major Internet portals, with the exception of TOM Online, are not yet leaders in the 2.5G services market. The advantages of their portal-based business models are less applicable to WAP services, which, unlike SMS, cannot be accessed through their Internet portals. WAP services may only be accessed through the WAP portals of the mobile operators and through unbranded service menus on those portals.

Niche service providers have not yet been able to develop a strong presence on the WAP portals of China Unicom and China Mobile.

For the three months ended December 31, 2004, we had a market share of approximately 43.8% in terms of revenues on China Unicom’s nation-wide WAP portal. In June 2004, we acquired Beijing Enterprise, a provider of WAP services on China Mobile’s nation-wide WAP portal with a market share of approximately 6.5% in terms of revenues in the three months ended December 31, 2004. See “Our Recent Acquisition of Beijing Enterprise.” Following the acquisition, we had a market share of approximately 17.0% on China Unicom’s and China Mobile’s WAP portals on a combined basis for the three months ended December 31, 2004.

We believe that many of our 2G services competitors, including the Internet portals, are increasingly focusing on WAP services and are expected to commit more resources to strengthen their position in the WAP market. Although we believe that our strengths and early mover advantage in WAP will help us to compete effectively, many of these competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing competitors may in the future achieve greater market acceptance and gain additional market share. In addition, it is possible that China Mobile or China Unicom or both could decide to provide content and services to their users themselves and deny network access to third party service providers such as our company.

Our Software and System Integration Services

We do not compete in the general software and system integration services market in China but specialize in designing, developing, selling and supporting VASPro, our service provisioning and management software for 2.5G services. We are the sole provider of this type of software to China Unicom for its nation-wide WAP portal and to nine of its provincial-level operators. We currently do not have any other customer for our software and system integration services.

We face significant competition to provide the software and related system integration services for China Unicom’s WAP portals. Our competitors include major international software companies such as Microsoft, traditional telecommunications companies such as Motorola and NEC, major software and professional services companies such as Hewlett-Packard and IBM, and local software developers and telecommunications companies such as Aspire, Huawei and ZTE. We believe that we will continue to face significant competition from these companies in the market for software we intend to develop in the future, such as software for 3G services and video streaming.

All of our competitors have greater market share worldwide and financial resources than we do. These established software and telecommunications companies are better positioned to finance research and development activities relating to 2.5G and 3G. They are also able to provide a wider range of products and services for a greater spectrum of media and have greater resources with which to purchase additional technologies or acquire other companies. In particular, while we are still the only provider of services provisioning and management software for China Unicom’s nation-wide WAP platform, both we and Microsoft have been engaged by China Unicom to provide integration services for different portions of China Unicom’s Phase IV expansion of its nation-wide WAP portal. In previous phases, we had provided all such services, and it is possible that Microsoft or other third parties that China Unicom engages for future expansions could use such engagement to begin selling their own services provisioning and management software to China Unicom.

Please refer to “Risk Factors — Risks Related to Our Company — Additional Risks Related to Our Company — We face intense competition, which could cause us to lose market share and materially adversely affect our business and results of operations” for a more detailed discussion of the risks we face from our competitors.

Government Regulation

The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless value-added service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to 2G and 2.5G services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see “Risk Factors — Risks Related to Our Industry — The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the near future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties”; “Risk Factors — Risks Related to Our Industry — The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations”; and “Risk Factors — Risks Related to Our Company — Additional Risks Related to our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.”

Regulation of Telecommunication Services

The telecommunications industry, including certain 2G and 2.5G services, is highly regulated in China. Regulations issued or implemented by the State Council, the Ministry of Information Industry, and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

The principal regulations governing the telecommunication services we provide in China include:

•	Telecommunications Regulations (2000), or the Telecom Regulations, and the Administrative Measures for Telecommunications Business Operating License (2002), or the Telecom License Measures. The Telecom Regulations categorize all telecommunication services businesses in China as either infrastructure telecommunication services businesses or value-added telecommunication services businesses. The latter category includes WAP, SMS and other 2G and 2.5G services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial mobile operator of such services to obtain an operating license, including online data processing and transaction processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China. Under the Telecom License Measures, an approved value-added telecommunication services provider must conduct its business in accordance with the specifications recorded on its value-added telecommunication services operating license. Each of our affiliates, Hurray! Solutions and Beijing Network, has been granted an inter-provincial value-added telecommunication services operating license for mobile information services (excluding fixed line information and Internet information services) by the Ministry of Information Industry that permits it to conduct nation-wide operations. Our affiliate, WVAS Solutions, has been granted a value-added telecommunication services operating license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on a national basis.

•	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2002), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunication services business in China. To comply with these restrictions, we have entered into a series of agreements with five affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities.

•

Notice concerning Short Message Services (2004), or the Notice. Under the Notice, mobile operators may only cooperate with licensed information service providers for SMS. The Notice sets forth requirements for provision of SMS by information service providers with respect to pricing, content and method of service provision. Certain types of SMS require customer’s explicit confirmation on acceptance of charges before such services could be billed for. The Notice also sets forth a high standard for customer services provided by information service providers and requires the service providers to provide an easy and clear cancellation mechanism for their customers to cancel subscribed services.

Regulation for Internet publication.    The State News and Publications Agency of the PRC, or the SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the Ministry of Information Industry and the SNPA jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from the SNPA to conduct Internet publication activities. The term “Internet publication” is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit to users via the Internet for browsing, use or downloading by the public. We currently do not conduct any Internet publication business. The SNPA and Ministry of Information Industry have not specified whether the approval required by the Internet Publishing Measures is applicable to the dissemination of works through SMS, WAP, Java™, IVR or other wireless technologies. If, in the future, the SNPA and Ministry of Information Industry confirm that the Internet Publishing Measures apply to wireless value-added telecommunication services operators or issue new regulations or rules regulating publishing through SMS, WAP, Java™, IVR or other wireless technologies, we may need to apply for a license or permit from governmental agencies in charge of publishing. We can not assure you that such application would be approved by the relevant governmental agencies.

Regulation for Internet news dissemination.    On November 7, 2000, the State Council News Office and the Ministry of Information Industry promulgated the Internet News Measures, under which websites established by non-news organizations may only publish news released by certain official news agencies. In order to disseminate news, such websites must satisfy the relevant requirements and have acquired the requisite governmental approval. We currently do not conduct any online news dissemination business. The State Council News Office and Ministry of Information Industry have not specified whether the Internet News Measures apply to the dissemination of news through SMS, WAP, Java™, IVR or other wireless technologies. If, in the future, the State Council News Office and Ministry of Information Industry clarify that the Internet News Measures apply to wireless value-added telecommunication services operators or issue regulations or rules regulating wireless news dissemination, we may need to apply for a license or permit from governmental agencies in charge of news dissemination. We cannot assure you that such application would be approved by the relevant governmental agencies.

Regulation for Internet games and culture activities.    On May 10, 2003, the Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which came into effect as of July 1, 2003. Pursuant to the Internet Culture Measures, if an Internet content provider engages in “Internet culture activities”, which include, among other things, online dissemination of “Internet cultural products” such as gaming products, the provider is required to obtain a license for Internet Culture Business Operations from the Ministry of Culture in accordance with the procedures set forth in the Internet Culture Measures. Historically, we have not operated an Internet game business and the Internet Culture Measures do not specifically state whether they apply to our wireless game services and related content. We recently began to offer wireless game services and are in the process of launching certain Internet game services. Hurray! Solutions has been granted a license in August 2004 pursuant to the Internet Culture Measures by the Ministry of Culture which permits it to conduct an Internet game business.

Regulation for system integration.    On January 1, 2000, the Provisional Rules on Computer Information System Integration Qualification was promulgated by the Ministry of Information Industry. The Ministry of Information Industry is responsible for regulating computer information system integration. The Computer

Information System Integration Qualification Certification Committee established under the supervision of the Ministry of Information Industry is the specific governmental agency in charge. Pursuant to this regulation, an entity must obtain a qualification certificate for system integration to provide computer information system integration services and in turn, anybody planning to install computer information systems shall only engage entities with an appropriate qualification certificate. Historically, qualification certificates have not been required generally in the market for system integration services or by our principal customers. No specific penalties for non-compliance are provided under this regulation. Nevertheless, Hurray! Times is in the process of applying for this certification which we expect will be granted.

Regulation for software products registration.    The Ministry of Information Industry is the government agency responsible for regulating software development, production and sales activities in China. On October 27, 2000, the Ministry of Information Industry promulgated the Software Products Administrative Measures, which took effect on the same day. The Software Products Administrative Measures require that all software products be registered and filed with government delegated entities before being sold in China. Historically, proof of registration has not been required generally in the market for our software products or by our principal customers. The Software Products Administrative Measures provide that failure to register software can result in the Ministry of Information Industry issuing a warning and publishing the name of the entity failing to register. We have registered our VASPro software with the Beijing Municipal Science & Technology Commission in July, 2004.

In addition to regulations promulgated at the national level by the Chinese government, several provincial governments have issued provisional regulations requiring SMS service providers to obtain licenses from or register with Telecommunications Administration Bureau at the provincial level before providing SMS service within the province.

Other Laws and their Application

Regulation of Internet content services.    As a 2G and 2.5G services provider, we do not operate a significant Internet portal business, which typically requires the provision of extensive Internet content services, including Chinese language Web navigational and search capabilities, content channels, web-based communications and community services and a platform for e-commerce, such as auction houses.

For the limited Internet content services we provide, we are prohibited from posting or displaying any content that:

•	opposes the fundamental principles determined in China’s Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

Failure to comply with these prohibitions may result in the closing of our websites. In addition, the Supreme Court of China and the Supreme People’s Procuratorate of China have issued quantitative guidance to the courts in China regarding when criminal penalties should be imposed on persons who distribute or assist in the distribution of obscene content through the Internet or wireless services.

Regulation of advertisements.    The State Administration of Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in China. The SAIC has not promulgated regulations specifically aimed at wireless advertising through a media other than the Internet, such as through SMS. One provisional regulation issued by Shanghai municipal government prohibits service providers from sending SMS advertisements without the client’s consent.

As part of our non-mobile operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts with companies that include Enlight Media and Pepsi. If the SAIC were to treat our integrated marketing campaigns or other activities as being advertising activities, we would need to apply to the local SAIC for an advertising license to conduct wireless advertising business (through SMS, for example). We cannot assure you that such application would be approved by the SAIC. Failure to obtain such approval could result in penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.

Foreign exchange controls.    The principal regulations governing foreign exchange in China are the Foreign Exchange Control Regulations (1996) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations (1996), or the Regulations. Under the Regulations, Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans and investment in securities, however, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE.

Under the Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE.

Because almost all of our revenues may be in the form of Renminbi, to the extent we need to convert our revenues into foreign currency for purposes of paying dividends, repaying foreign currency loans or otherwise, we will need to comply with these restrictions which may limit our ability to do so or cause delays when doing so.

Intellectual Property and Proprietary Rights

We rely primarily on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered the following Internet and 2.5G domain names: Hurray.com; Hurray.net.cn; Hurray.com.cn; Hycentury.com.cn; Hycentury.net.cn; Huayou.com.cn; Huayou.net.cn; Mobilefan.net.cn; Mobilefan.com.cn; Unineon.com.cn; Mobilefun.net.cn; Mobilefun.com.cn; Coolyoung.com.cn; Gowvas.net.cn; Gowvas.com.cn; Hawa.cn; M2me.com; Mhero.net; and 5200.com.cn.

We have registered one trademark with China’s Trademark Office relating to our company logo. We are in the process of applying for one additional trademark in China. China’s trademark law adopts a “first-to-file” system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of unregistered marks, except “well known” marks, is generally not a basis for legal action in China. We may not be able to successfully defend or claim any legal rights in that trademark for a which application has been made but for which the Trademark Office has not issued a registration certificate.

We registered our VASPro software and another games software with the State Copyright Bureau of the PRC in February 2004 and November 2003, respectively.

Many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors — Additional Risks Related to Our Company — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

Employees

The following table summarizes the functional distribution of our employees as of December 31, 2002, 2003 and 2004:

	December 31,
Department	2002	2003	2004
Wireless Value-Added Services Regional Sales	95	91	72
Wireless Value-Added Services Marketing and Operation	12	45	57
Wireless Value-Added Services Product Planning	16	45	102
Software Product Marketing and Operations	11	25	39
Research and Development	25	57	117
Human Resources	6	9	18
Finance	7	7	18
Office of Chief Executive Officer	6	6	6

Total	178	285	429

None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

Our Beijing offices currently occupy spaces that total approximately 4,383 square meters under six leases, all of which expire in August 2006. The aggregate monthly rent for these six leases is approximately $70,465. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have branches and representative offices in Shandong, Heilongjiang, Guangdong, Shenzhen, Zhejiang, Jiangsu, Liaoning, Fujian, Chongqing, Shanghai and Sichuan.

Legal Proceedings

In September 2004, Beijing Dingxin Investment Co., Ltd. (“Beijing Dingxin”) initiated a lawsuit in the Beijing Municipal No.1 Intermediate People’s Court against Hurray! Solutions seeking the repayment of a debt in the amount of RMB5.0 million owed to a third party, Hua Wei Si Technical Development Co., Ltd. (“Hua Wei Si”). The suit alleges that Hua Wei Si did not properly exercise its creditor’s rights against Hurray! Solutions pursuant to a loan from Hua Wei Si to Hurray! Solutions’ predecessor made in November 2000 in the same amount. Hua Wei Si and the predecessor of Hurray! Solutions were affiliated companies and were both under the control of Bit Tech when such loan was made. In December 2004, the Beijing Municipal No. 1 Intermediate People’s Court rendered a judgment in favor of Hurray! Solutions on the ground that Hua Wei Si’s claims against Hurray! Solutions in respect of the repayment of the debt are barred after two years from the due date for repayment (November 2001). Beijing Dingxin appealed against such judgment and this case is currently pending in Beijing Municipal High People’s Court for trial. Hurray! Solutions intends to continuously vigorously defend itself in this suit, although it can not predict the ultimate outcome or its effect on our liquidity at this time.

Except for the litigation mentioned above, we are not currently a party to any material litigation and are not aware of any pending or threatened litigation.

OUR RECENT ACQUISITION OF BEIJING ENTERPRISE

In June 2004, we acquired the business of Beijing Enterprise through our acquisition of Beijing Enterprise Mobile Technology Co. Ltd., a wholly foreign-owned enterprise in China, or Beijing Mobile Technology, from Funway Investment Holdings, Ltd., or Funway Holdings, and Nihon Enterprise Mobile Co., Ltd., or Nihon Enterprise, and the acquisition by our affiliate, Hurray! Solutions, of Beijing Enterprise Network Technology Co., Ltd., or Beijing Network. Beijing Network is a provider of WAP services on China Mobile’s WAP portals, and has consistently ranked in the top five on these portals in terms of revenue, with a market share of approximately 6.5% for the three months ended December 31, 2004. Beijing Network focuses on picture and ringtone downloads, which are two of the most popular service categories on China Mobile’s WAP portals.

For the year ended December 31, 2003, we had revenues of $23.1 million, primarily derived from our wireless value-added services to our subscription-based customers through China Unicom’s WAP portals and also SMS services, compared with Beijing Enterprise which had $1.2 million in revenue for that period, primarily derived from its WAP services sold through China Mobile’s WAP portals on a per-use basis. As of December 31, 2003, we had 285 employees, compared with Beijing Enterprise’s 55 employees.

Beijing Network is focused on developing and providing WAP services over China’s 2.5G networks. In the fourth quarter of 2002, it began the development and sale of ringtones to various service providers. In January 2003, Beijing Network launched its own ringtone and picture download services through China Mobile’s WAP portal. Since that time, Beijing Network has expanded its service offerings and, as of December 31, 2004, offered 32 2.5G services through China Mobile. To date, Beijing Network has provided services exclusively through China Mobile’s nation-wide WAP portal and has not yet significantly expanded its sales and marketing activities outside of Beijing to any provincial office of China Mobile or to any other mobile operators. Beijing Network relies almost exclusively on its own in-house capabilities to develop services and has a strong product development capability in ringtones.

We believe that Beijing Enterprise has the following strengths:

•	Well-established relationship with China Mobile as a leading provider of picture and ringtone downloads,

•	Experienced product development team focused on in-house content development with particular expertise in ringtone downloads, and

•	Relatively low cost of revenues due to in-house development of content.

Our acquisition of Beijing Enterprise’s business places us in a leading position on China Mobile’s WAP portal. This is in addition to the leading position we already enjoy on China Unicom’s WAP portal. The acquisition provides us with an opportunity to grow our presence on the China Mobile platform which, due to competitive challenges faced by new entrants on WAP portals, would have been much more difficult were we to do so ourselves. We believe this acquisition will permit us to:

•	Leverage our more comprehensive services portfolio to expand Beijing Network’s range of service offerings to its existing China Mobile user base,

•	Apply our innovative marketing distribution and promotion strategies, such as cross-selling and service bundling, to expand Beijing Network’s current China Mobile user base,

•	Develop new 2.5G service offerings, with the support of the Beijing Network’s product development team, for deployment over both China Mobile’s and China Unicom’s WAP portals,

•	Leverage our strong regional sales force to increase Beijing Network’s profile and market share in China Mobile’s provincial markets, and

•	Increase Beijing Network’s revenues from subscriptions by migrating its historically predominantly per-use user base to our subscription-based services; this migration has thus far been successful.

Beijing Mobile Technology was established in 2002 as a joint venture business between Nihon Enterprise, one of Japan’s leading wireless value-added service providers, and Mr. Qin Yu, a Chinese national. In order to comply with Chinese law which imposes certain restrictions on foreign entities from investing in certain industries such as value-added telecommunication and Internet services, Beijing Enterprise’s business was operated through Beijing Mobile Technology, a Sino-foreign joint venture in China, and Beijing Network, a domestic Chinese company owned by Mr. Qin Yu and another Chinese national. As with our Chinese affiliates, Beijing Network and Beijing Mobile Technology operated the business of Beijing Enterprise through a series of agreements between these entities.

In June 2004, we completed the acquisition of the business of Beijing Enterprise through a series of transactions. Pursuant to these transactions, Hurray! Holding acquired the equity interests in Beijing Mobile Technology from Nihon Enterprise and Funway Investment Holdings Ltd., or Funway Holdings, a company established to hold Mr. Qin Yu’s interest in Beijing Mobile Technology. Concurrently, Hurray! Solutions and Mr. Qindai Wang, our president and chief executive officer, acquired a 95% and 5% interest, respectively, in Beijing Network. The aggregate purchase price of the acquisition was $18.0 million, of which $12.0 million was paid in cash to Nihon Enterprise, Funway Holdings and Mr. Qin Yu and $6.0 million was paid to Funway Holdings, in the form of our ordinary shares at a price of $0.14055 per share. To be eligible to receive an inter-provincial value-added telecommunication services license, in July 2004, we conducted a restructuring of the shareholdings of Beijing Network, under which the original shareholders, Hurray! Solutions and Mr. Qindai Wang, transferred their collective shareholdings to two individuals in China, Mr. Sun Hao and Mr. Wang Xiaoping, each of whom owned 50% of Beijing Network after the restructuring. Both Messrs. Sun and Wang currently serve as vice presidents of Hurray! Solutions. See “Our Corporate Structure.”

Under our original agreement with Funway Holdings, we were required to repurchase half of the ordinary shares we issued to it for cash at the price per share stated above if we did not complete this offering by September 30, 2004. We were also required to repurchase the remaining shares if we did not complete this offering by December 31, 2004. We subsequently revised these arrangements in November 2004, and agreed to pay Funway Holdings and Mr. Qin Yu a reduced purchase price in the aggregate amount of $4.5 million in cash in exchange for the immediate cancellation of all the ordinary shares we issued to Funway Holdings. Half of such cash amount has been paid, with the other half to be paid by May 2005. Two of our affiliated Chinese companies, Beijing Network and WVAS Solutions, have also provided a loan to Mr. Qin Yu which is equal to the balance of such cash amount payable by us in May 2005, which loan has to be repaid in full by May 2005.

Upon completion of the acquisition, Beijing Mobile Technology became a wholly owned foreign entity and Beijing Network entered into new contractual relationships similar to those that we have between us and our various Chinese affiliates. Through our agreements with Beijing Network, we have:

•	the power to vote all shares of the shareholders of Beijing Network on all its matters through Hurray! Times’ general manager, who is currently Mr. Qingdai Wang, our president and chief executive officer,

•	the rights and obligations with respect to the economic consequences of Beijing Network, from which we are entitled to receive up to all of its revenue through service fees (which are determined by us) and over which we have a security interest over all of its assets under our contracts with Beijing Network,

•	the exclusive right to purchase at any time part or all of the equity interests from the shareholders of Beijing Network at book value to the extent permitted by Chinese law, and

•	the control of the major intellectual properties used by Beijing Network.

For a description of these agreements, see “Our Corporate Structure.”

Substantially all of Beijing Enterprise’s revenues have been derived from sales of 2.5G services through China Mobile’s nation-wide WAP portal. Beijing Network has entered into a network service agreement with China Mobile through which Beijing Enterprise receives 85% of the fees received by China Mobile for WAP services provided to China Mobile users by Beijing Network and pays China Mobile a service fee of 15% of these fees. See “Our Business — Network Service Agreements with China Unicom and China Mobile for 2G and 2.5G Services.”

We commenced the consolidation of Beijing Enterprise into our consolidated financial statements starting from the second quarter of 2004; accordingly no stand-alone financial data for Beijing Enterprise is presented after March 31, 2004. The following table sets forth the selected financial data of Beijing Enterprise for the periods indicated.

	For the Year Ended December 31, 2003	For the Three Months Ended March 31, 2004
	(audited)	(unaudited)
	(in thousands of US dollars, except percentages)
Historical Combined Statement of Operations Data
Revenues	$1,244	$999
Cost of revenues	382	274

Gross profit	862	725
Operating expenses	427	369

Operating profit	435	356
Interest income	2	1

Net income	$437	$357

Other Historical Combined Financial Data
Gross profit margin	69.3%	72.6%
Operating profit margin	35.0	35.7
Net profit margin	35.1	35.7
Depreciation	$20	$12

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Qindai Wang	40	Chairman of the Board, President and Chief Executive Officer
Jesse Liu	42	Director, Senior Vice President and Chief Financial Officer
Robert Mao (1)(2)(3)	61	Director
Daniel Auerbach	46	Director
Scott Bonham (1)(2)(3)	43	Director
Songzuo Xiang	39	Director
Shudan Zhang	45	Director
Alan Powrie (1)(2)(3)	54	Director
Ping Ji	46	Senior Vice President, Software Products
Fan Yang	40	Senior Vice President, Content Products
Jieqiang Li	41	Senior Vice President, Content Sales and Operations
Haoyu Yang	32	Senior Vice President, Research and Development

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating committee.

Qindai Wang.    Mr. Wang has served as our President, Chief Executive Officer and Chairman of the Board since June 2001. From December 1999 to February 2001, Mr. Wang was President of AsiaInfo Technologies (China), the Chinese operating subsidiary of AsiaInfo Holdings, Inc. and a leading provider of telecom network integration and software solutions in China. Previously, Mr. Wang worked at Nortel Networks (China) from 1996 until 1999 as General Manager of the China Telecom account at Nortel. He served as Regional Director at Lucent Technologies (China) from 1995 to 1996 and as a Senior Group Manager at AT&T China from 1989 to 1995. Mr. Wang holds a Bachelor of Science degree in Engineering from the Chengdu Institute of Telecommunications Engineering.

Jesse Liu.    Mr. Liu has served as a director and as our Senior Vice President and Chief Financial Officer since June 2001. Previously, Mr. Liu was the Vice President of Marketing at AsiaInfo Technologies (China) from July 1999 to August 2000. He served as the Business Development Director at Lucent Technologies for the North American market from 1995 to 1999 and as a Marketing Manager at AT&T Network Systems for Greater China from 1990 to 1995. Mr. Liu holds a Master of Business Administration degree from Columbia University, a Master of Science degree in Engineering from Iowa State University and a Bachelor of Science degree in Engineering from Tongji University.

Robert Mao.    Mr. Mao has served on our board since March 2003. He is the current President and Chief Executive Officer of Nortel Networks (China), Ltd., a position that he has held since September 1997. Formerly, Mr. Mao was the President for the Greater China region at Alcatel and was also the President and Chief Executive Officer of Alcatel Taisel, a Taiwan industrial unit that designs, manufactures and sells telecommunication network products. Mr. Mao is presently on the board of the U.S. China Business Council and the board of Winbond Electronics Corp., a Taiwan-listed public company. Mr. Mao holds a Master degree in Management from the Massachusetts Institute of Technology as well as a Master of Science degree in Engineering and a Bachelor of Science degree in Engineering from Cornell University.

Daniel Auerbach.    Mr. Auerbach has served on our board since March 2003. Since late 1994, Mr. Auerbach has been Managing Director of the two principal companies responsible for Fidelity Investments’ venture capital funds based in Hong Kong. From 1987 to 1994, he was a partner at Arral and Partners (Asia) Limited, a venture capital firm based in Hong Kong, and general manager of one of its portfolio companies. From 1981 to 1985, Mr. Auerbach was employed in the equity research department of Fidelity Investments in Boston. Currently, Mr. Auerbach is on the board or on the advisory board of the following Asia-based companies on behalf of Fidelity Investments: Asia Renal Care Ltd., the Nusantara II private equity fund and its related management company Teak II, Alibaba.com Inc., Myinternet Pty, Intrinsic Holdings Ltd. (in an observer capacity), BMI Asia Ltd., Codent Networks Inc., Lattice Ltd. and Dianji Technology Holdings Ltd. Mr. Auerbach holds a Master of Business Administration degree from the Harvard Graduate School of Business as well as a Bachelor of Arts degree from Dartmouth College.

Scott Bonham.    Mr. Bonham has served on our board since June 2003. He is a co-founder and Managing Director of Granite Global Ventures, an expansion stage venture capital firm focused on information technology and healthcare investments in the U.S. and Asia. From 1996 to 2000, Mr. Bonham held positions at The Capital Group Companies, Inc., including Vice President. From 1992 to 1996, Mr. Bonham held a product line manager position at Silicon Graphics Inc. Prior to that he worked as a consultant at Booz, Allen & Hamilton Inc. and as a systems engineer at General Motors. Mr. Bonham is presently on the board of Guava Technologies and Ageia Technologies. He holds a Master of Business Administration degree from the Harvard Graduate School of Business as well as a Bachelor of Science degree in Electrical Engineering from Queen’s University (Canada).

Songzuo Xiang.    Dr. Xiang has served on our board since July 2000. He was a visiting scholar at Columbia University from May 1999 to July 2000, and at Cambridge University from October 1998 to May 1999. He previously worked at the People’s Bank of China, Shenzhen branch, as the Deputy Director of the Fund Planning Department from 1995 to 1998 and as the Director of the Non-Performing Loan Management Department from 1996 to 1998. Dr. Xiang was formerly an investment manager at Shenzhen Resources & Property Development (Group) Ltd. from 1993 to 1995. He holds a Master of International Affairs degree from Columbia University, a Ph.D in Economics and a Master in Management Science degree from Renmin University of China, and a Bachelor degree in Mechanical Engineering from HuaZhong University of Science and Technology.

Shudan Zhang.    Mr. Zhang has served on our board since 2000. From 1995 to 1999, he served as Vice President of Sales and Marketing at UTStarcom. Formerly, from 1991 to 1995, he served as Vice President of Sales and Marketing at Starcom, a company which he also co-founded. Mr. Zhang holds a Bachelor of Science degree from Beijing Polytechnic University.

Alan Powrie.    Mr. Powrie has served on our board since July 2004. Mr. Powrie was a partner with Deloitte Touche Tohmatsu, Hong Kong, until his retirement in September 2000. Mr. Powrie joined Deloitte Touche Tohmatsu in 1971 and has worked with that firm in the United Kingdom, United States, Hong Kong and China. Mr. Powrie holds a Bachelor of Laws degree from the University of Edinburgh and is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants.

Ping Ji.    Mr. Ji has served as our Senior Vice President of Software Products since June 2001. From January 2000 to February 2001 Mr. Ji was Vice President of Solutions Marketing at AsiaInfo Technologies (China). He previously worked for Cisco Systems (China) as a Product Marketing Director from 1998 to 2000 and for Nortel Networks (China) as a Business Development Manager from 1994 to 1998. Mr. Ji formerly held a Project Manager position at the Research Institute of Data Communication Technologies of the Chinese Ministry of Posts and Telecommunications from 1985 to 1994. He was awarded a Master of Communications degree in Data Communications from the Academy of Posts and Telecommunications and a Bachelor of Science degree in Computer Science from the University of Aeronautics and Astronautics.

Fan Yang.    Mr. Yang has served as our Senior Vice President of Content Products since June 2001. From February 2000 to February 2001, he was Vice President of Sales at AsiaInfo Technologies (China). Mr. Yang formerly held a Senior Sales Manager position from 1994 to 2000 at Nortel Networks (China) and an engineering and managerial position from 1991 to 1994 at Lucky Electrical, a Hong Kong consumer electronics company. Mr. Yang holds both Master of Science and Bachelor of Science degrees in Engineering from Tsinghua University.

Jieqiang Li.    Mr. Li has served as our Senior Vice President of Content Sales and Operations since July 2001. Previously, Mr. Li was Vice President of System Integration at AsiaInfo Technologies (China) from July 2000 to June 2001. He was Director of Global Information Technology Services for Avon Products, Inc. from 1997 to 2000 and was the National Director of Information Technology Services at the Avon Products (China), Inc. from 1991 to 1997. Mr. Li was awarded a Master of Business Administration degree from Columbia University and a Bachelor of Science degree in Mathematics from Zhongshan University.

Haoyu Yang.    Dr. Yang has served as our Senior Vice President of Research and Development since June 2001. Formerly, he worked as a chief software architect at Infospace, an Internet search and directory and mobile value-added services provider, from 2000 to 2001 and as a development manager at Prio, an e-commerce service provider, from 1999 to 2000. Prior to that, Dr. Yang worked as a software engineer at Insight Development Corporation, a software development firm. Dr. Yang holds a Ph.D. in Physics from the University of Miami and a Bachelor of Science degree in Physics from Beijing University.

The address of our current executive officers and directors is c/o Hurray! Holding Co., Ltd., Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Dongcheng District, Beijing, 100005, People’s Republic of China.

Employment Agreements

We have entered into employment, invention assignment and confidentiality, and non-compete agreements with each of our executive officers. Other than remuneration terms, the terms of each of the employment agreements are substantially similar. For the salary and other compensation information for each of our executive officers, please refer to “— Compensation of Directors and Executive Officers; Government-Mandated Benefits” below.

These employment agreements provide that our obligations to compensate each officer will terminate if that officer resigns other than for a good reason or is discharged by us for cause or gross negligence, as determined by a majority of our board of directors. However, if an officer is terminated without cause or resigns for good reason, we are obligated to provide severance compensation equivalent to six months of the officer’s annual gross base salary to that officer.

The term “cause” includes actions by the officer involving:

•	dishonesty,

•	fraud,

•	breach of trust,

•	physical harm to any person,

•	breach of the employment agreement, or

•	other similar conduct.

The term “good reason” includes:

•	changes in the officer’s position, which materially reduce his level of responsibilities, duties or stature, or

•	a reduction in the officer’s compensation.

Under the invention assignment and confidentiality agreements, each officer agrees, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. The non-compete agreements prohibit each officer from being employed by, or participating in any manner in the management or operation of, any business that is or may reasonably become our competitor for a period of 12 months after termination of employment for any reason.

Board of Directors and Board Committees

Our board of directors consists of eight members. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our executive officers and directors. Qindai Wang, Jesse Liu, Songzuo Xiang and Sudan Zhang were each appointed to our board pursuant to rights granted in our articles of association in effect prior to the closing of this offering to certain of our shareholders. Upon the closing of this offering, our memorandum and articles of association will be amended and restated, and the foregoing board appointment provisions will be eliminated at that time.

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans).

The nominating committee of the board of directors is responsible for the assessment of the performance of the board and considering and making recommendations to the board with respect to the nominations or elections of directors.

The members of our audit, compensation and nominating committees are Robert Mao, Scott Bonham and Alan Powrie. Our board of directors has determined that Alan Powrie is an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F under the U.S. securities laws.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

All of our current directors will hold office until the next annual general meeting of shareholders or until their successors have been duly elected and qualified. Thereafter, our directors will be elected as described under the heading “Description of Share Capital — Directors — Classes of Directors.” Officers are elected by and serve at the discretion of the board of directors.

Compensation of Directors and Executive Officers; Government-Mandated Benefits

In 2004, the compensation paid to our directors and executive officers was as follows:

	Annual Compensation		Ordinary Shares Underlying Options	Other Annual Compensation(1)	All Other Compensation
Name	Salary	Bonus
	(in U.S. dollars)
Qindai Wang	$72,290	—	—	$77,710	—
Jesse Liu	72,290	—	—	47,710	—
Ping Ji	72,290	—	—	47,710	—
Fan Yang	72,290	—	—	47,710	$2,380	(2)
Jieqiang Li	72,290	—	—	47,710	—
Haoyu Yang	72,290	—	—	47,710	—
Songzuo Xiang (3)	57,830	—	—	22,170	—
Alan Powrie	17,500	—	—	—	—

(1)	Represents amounts paid for reimbursement of housing expenses.
(2)	Represents payments statutorily required under Chinese law for health insurance premiums.
(3)	Dr. Xiang received compensation in connection with his position as Chairman of Hurray! Solutions Ltd.

As discussed in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-based Compensation Cost,” we incur non-cash stock-based compensation expense for non-employee options. We account for the stock-based compensation awards to non-employees by recording a charge for the services rendered by the non-employees using their estimated fair values at the dates of grant. Our predecessor, Hurray! Solutions, had approximately $0.2 million in stock-based compensation expense for 2003. However, Hurray! Holding, which is a successor entity for 2003 and subsequent periods for purposes of our financial statements, incurred stock-based compensation expense of $0.4 million and $0.3 million in 2002 and 2004, respectively, which arose from options granted to non-employees.

Full-time employees of our company and our subsidiaries in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our company’s obligation in connection therewith, was $0.3 million, $0.6 million and $0.8 million for 2002, 2003 and 2004, respectively.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law and our amended and restated articles of association, which will become effective upon the closing of this offering, provide that we may indemnify our directors, officers, advisors and trustee acting in relation to any of our affairs against actions, proceedings, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers, advisors and trustee. Under our amended and restated articles of association, indemnification is not available, however, if those events were incurred or sustained by or through their own willful neglect or default.

We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Summary of Share Plans

2004 Share Incentive Plan

Our board of directors and shareholders adopted our 2004 Plan in July 2004. Our board of directors initially authorized the issuance of an aggregate of up to 80,000,000 of our ordinary shares under the 2004 Plan, subject to adjustment for a share split, or any future share dividend or other similar change in our ordinary shares or our capital structure. Commencing on the first business day of each calendar year for three years beginning in 2005, the number of ordinary shares reserved for issuance under the 2004 Plan (including issuances as incentive stock options) will be increased annually by a number equal to the lesser of (a) 2.5% of the total number of shares outstanding as of that date, (b) 70,000,000 shares, or (c) a lesser number of shares determined by the board. As a result of the adjustment which became effective on January 1, 2005, the number of ordinary shares reserved for issuance under the 2004 Plan was increased by 29,666,800 shares for an aggregate total of 109,666,800 ordinary shares. In addition, shares which are currently subject to awards under our 2003 Stock Option Plan or 2002 Incentive Compensation Plan (which plans are described below) that terminate or expire in the future without the issuance of such shares will become available for award grants under our 2004 Plan. A general description of the terms of the 2004 Plan is set forth below.

Types of Awards.    Awards that can be granted under the 2004 Plan consist of:

•	our ordinary shares,

•	options to purchase our ordinary shares,

•	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our ordinary shares,

•	restricted share units,

•	stock appreciation rights the value of which is measured by appreciation in the value of our ordinary shares, and

•	any other securities the value of which is derived from the value of our ordinary shares and which can be settled for cash, our ordinary shares or other securities or a combination of cash, our ordinary shares or other securities.

Under the 2004 Plan, we may also grant incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to employees who are located in the U.S., or who are U.S. tax payers.

Plan Administration.    Our board currently administers the 2004 Plan, and may designate a committee to administer it in the future.

Eligibility.    Under the 2004 Plan, awards may be issued to employees, directors or consultants of our company or our subsidiaries, although ISOs may only be issued to our employees or the employees of our subsidiaries.

Acceleration of Awards upon Corporate Transactions or Changes in Control.     The 2004 Plan provides for acceleration of awards upon the occurrence of specified corporate transactions or changes in control. In the event of certain corporate transactions, including specified types of reorganizations and acquisition transactions, each outstanding award granted under the 2004 Plan will automatically become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to the award) and repurchase or forfeiture rights immediately prior to the specified effective date of the corporate transaction, unless the award is assumed or replaced by the successor company or its parent company in connection with the corporate transaction. Upon consummation of the corporate transaction, each outstanding award will terminate unless the award is assumed by the successor company or its parent company.

Awards.    Awards under the 2004 Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability or otherwise) as have been determined by our board. In addition, in the case of stock options the award agreement also specifies whether the option constitutes an ISO or a non-qualified stock option (also known as NQSOs) and may, but need not, include a provision whereby a grantee at any time during his or her employment with us may exercise any part or all of the award prior to full vesting of the award.

Exercise or Purchase Price and Term of Awards.    An award may be exercised when a holder delivers a notice of such exercise to us. The exercise or purchase price must be paid at the time of exercise in full by cash, check or whole ordinary shares with a fair market value at least equal to the option price (or in another appropriate manner approved by us, such as in a combination of cash and whole ordinary shares or, with respect to options, by cashless exercise through a broker-dealer).

The exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee, who, at the time the ISO was granted, owned stock possessing more than 10.0% of the combined voting power of all classes of our share capital or the share capital of any parent or subsidiary of us, the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO. The term of an ISO cannot exceed 10 years. In addition, the term of an ISO granted to a person, who, at the time of grant, owns stock possessing more than 10.0% of the combined voting power of all classes of our share capital, is limited to five years from the date of the grant of the award. To the extent that the aggregate fair market value of our ordinary shares subject to options granted as ISOs under the 2004 Plan which become exercisable for the first time by a recipient during any calendar year exceeds $100,000, then options represented by ordinary shares in excess of the $100,000 limitation shall be treated as NQSOs.

The plan administrator will determine the term and exercise or purchase price, if any, of all other awards granted under our 2004 Plan. The exercise or purchase price for the awards is specified in the award agreement.

Transferability.    Under the 2004 Plan, ISOs may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the grantee only by the grantee. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2004 Plan permits the designation of beneficiaries by holders of awards, including ISOs.

Termination of Service.    The period following the termination of a grantee’s employment or service with us during which the grantee can exercise his or her option, if any, will be provided in the award agreement, and it cannot end later than the last day of the original term of the award. In the event a grantee’s employment or service with us is terminated without cause (as defined in the 2004 Plan), any awards which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination. In the event a grantee’s employment or service with us is terminated for cause, the grantee’s right to exercise his or her options will terminate concurrently with the termination of the grantee’s service. If termination is caused by death or disability, any awards which have become exercisable prior to the time of termination, will remain exercisable for six months from the date of termination.

Amendment or Termination of 2004 Plan.    Under the 2004 Plan, our board may at any time terminate, suspend, or amend the 2004 Plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the consent of the recipient. The 2004 Plan will expire on the tenth anniversary of the date that it was approved by the shareholders.

2003 Stock Option Plan

In September 2003, our board of directors adopted our 2003 Stock Option Plan, or 2003 Plan, which governs an aggregate of 103,751,500 stock option grants. The 2003 Plan was terminated upon the adoption of the 2004 Plan. All future stock incentive awards will be granted pursuant to the 2004 Plan or other plans that are adopted from time to time. Option grants made under the 2003 Plan prior to its termination are still effective and governed by the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

Types of Awards.    All awards made under the 2003 Plan prior to its termination were options to purchase our ordinary shares.

Plan Administration.    Same as the 2004 Plan.

Eligibility.    Same as the 2004 Plan.

Acceleration of Awards upon Corporate Transactions.    The 2003 Plan provides for acceleration of awards upon the occurrence of specified corporate transactions. In the event of certain corporate transactions, including specified types of reorganizations and acquisition transactions, each outstanding award granted under the 2003 Plan will automatically become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to the award) and repurchase or forfeiture rights immediately prior to the specified effective date of the corporate transaction, unless the award is assumed or replaced by the successor company or its parent company in connection with the corporate transaction. Upon consummation of the corporate transaction, each outstanding award will terminate unless the award is assumed by the successor company or its parent company.

Awards.    Awards under the 2003 Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability or otherwise) as have been determined by our board. In addition, the award agreement also specifies whether the option constitutes an ISO or a NQSO and may, but need not, include a provision whereby a grantee at any time during his or her employment with us may exercise any part or all of the award prior to full vesting of the award.

Exercise or Purchase Price and Term of Awards.    An award may be exercised when a holder delivers a notice of such exercise to us. The exercise or purchase price must be paid at the time of exercise in full by cash, check or whole ordinary shares with a fair market value at least equal to the option price (or in another appropriate manner approved by us, such as in a combination of cash and whole ordinary shares or, with respect to options, by cashless exercise through a broker-dealer). To the extent permitted by the Sarbanes-Oxley Act of 2002, the 2003 Plan also allows for the payment of the exercise price with a promissory note.

The exercise prices for the awards granted under the 2003 Plan are specified in the applicable award agreements.

Transferability.    Under the 2003 Plan, awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the grantee only by the grantee.

Termination of Service.    The period following the termination of a grantee’s employment or service with us during which the grantee can exercise his or her option, if any, is provided in the award agreements for all outstanding option grants, and it cannot end later than the last day of the original term of the award. In the event a grantee’s employment or service with us is terminated without cause (as defined in the 2003 Plan), any awards which have become exercisable prior to the time of termination will remain exercisable for thirty days from the date of termination (unless a longer period of time not exceeding three months is determined by the plan administrator). In the event a grantee’s employment or service with us is terminated for cause, the grantee’s right to exercise his or her options will terminate concurrently with the termination of the grantee’s service. If termination is caused by death or disability, any awards which have become exercisable prior to the time of termination, will remain exercisable for six months from the date of termination.

2002 Incentive Compensation Plan

In July 2002, our board of directors adopted our 2002 Incentive Compensation Plan, or 2002 Plan, which governs an aggregate of 47,622,720 stock option grants. The 2002 Plan was terminated upon the adoption of the 2003 Plan. Option grants made under the 2002 Plan prior to its termination are still effective and governed by the 2002 Plan. The 2002 Plan is substantially identical to the 2003 Plan in all material respects.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of January 10, 2005, and as adjusted to reflect the sale of ADSs offered by us in this offering, for each person known by us to beneficially own 5% or more of our ordinary shares, all of our executive officers and directors individually and as a group, and each other selling shareholder who will participate in this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares beneficially owned includes ownership of shares of convertible preferred stock. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons that are exercisable within 60 days of January 10, 2005, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 1,525,161,940 ordinary shares outstanding as of January 10, 2005, which assumes the conversion of the Series A preference shares, and 2,187,595,840 ordinary shares outstanding after completion of this offering. The percentages shown with respect to the shares being sold in this offering are based on a total of 25,566,100 ordinary shares to be sold by all selling shareholders named below (assuming no exercise of the over-allotment option).

	Shares beneficially owned prior to offering		Shares being sold in this offering (assuming no exercise of the over-allotment option)		Shares beneficially owned after offering (assuming no exercise of the over-allotment option)
Name	Number	Percent	Number	Percent	Number	Percent
5% and above Shareholders
Fidelity Greater China Ventures Fund L.P., 17/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong (1)	276,141,800	18.1%	—	—	276,141,800	12.6%
Granite Global Ventures (Q.P.) L.P., 2494 Sand Hill Road, Suite 201, Menlo Park, California 94025 (2)	121,620,180	8.0	—	—	121,620,180	5.6
Wealthy Fountain Ltd./Beifang Lu, #225-2-404 Huizhongli, Chaoyang District, Beijing, China (3)	84,254,340	5.5	9,434,000	*	74,820,340	3.4

Executive Officers and Directors(4)
Pleasant Season Ltd./Qindai Wang(5)	196,674,160	12.9	—	—	196,674,160	9.0
Jesse Liu (6)	105,823,560	6.9	—	—	105,823,560	4.8
Robert Mao (7)	2,000,000	*	—	—	2,000,000	*
Daniel Auerbach(8)	276,141,800	18.1	—	—	276,141,800	12.6
Scott Bonham(9)	119,576,960	7.8	—	—	119,576,960	5.5
Xero Holdings Ltd./Songzuo Xiang(10)	128,733,920	8.4	3,773,600	*	124,960,320	5.7
Shudan Zhang	137,394,540	9.0	2,830,200	*	134,564,340	6.2
Alan Powrie	—	—	—	—	—	—
P.N.L. Ltd./Ping Ji(11)	88,049,800	5.8	2,358,500	*	85,691,300	3.9
JJF International Ltd./Fan Yang(12)	90,049,800	5.9	2,358,500	*	87,691,300	4.0
Demi Venture Ltd./Jieqiang Li(13)	89,162,960	5.8	2,358,500	*	86,804,460	4.0
Harrison Youth Ltd./Haoyu Yang(14)	90,049,800	5.9	2,358,500	*	87,691,300	4.0
All current directors and executive officers as a group (12 persons)(15)	1,323,657,300	86.8%	16,037,800	1.1%	1,307,619,500	59.8%

Other Selling Shareholder

	Shares beneficially owned prior to offering		Shares being sold in this offering (assuming no exercise of the over-allotment option)		Shares beneficially owned after this offering (assuming no exercise of the over- allotment option)
Name	Number	Percent	Number	Percent	Number	Percent
Zhang Yi	1,400,000	*	94,300	*	1,305,700	*

*	Less than one percent.

(1)	Fidelity Greater China Ventures Fund L.P., or Fidelity China, is an investment fund, the general partner of which is FIL Greater China Ltd. The general partner has delegated the power to manage the investment portfolio of Fidelity China on a sole and discretionary basis to Fidelity International Limited, or FIL, which provides investment advisory and management services. FIL is the ultimate direct parent of the general partner of Fidelity China. Fidelity China is affiliated with FMR Corp. which has five wholly owned U.S. registered broker-dealer subsidiaries: Fidelity Brokerage Services LLC, National Financial Services LLC, Fidelity Investments Institutional Services Company, Inc. and Fidelity Distributors Corporation. At the time of the purchase of these shares from us, based on such shareholder’s representations to us, Fidelity China had no agreements or understandings, directly or indirectly, with any person to distribute them. Before Fidelity China purchased our shares, it was not affiliated with or otherwise related to us.
(2)	Includes 2,043,220 ordinary shares held by Granite Global Ventures L.P., or Granite. Granite is the general partner of Granite Global Ventures (Q.P.) L.P., or GQP, which is an investment fund. Granite has four managing directors: Scott Bonham, Joel Kellman, Hany Nada and Thomas Ng. Piper Jaffray & Co., a limited partner of GQP, is a U.S. registered broker-dealer. At the time of the purchase of these shares from us, based on such shareholders’ representations to us, neither Granite nor GQP had any agreements or understandings, directly or indirectly, with any person to distribute them. Before Granite and GQP purchased our shares, neither was affiliated with or otherwise related to us.
(3)	Represents ordinary shares beneficially owned by Mr. Beifang Lu through a revocable trust in which he retains voting and dispositive power over such shares, and includes 24,254,340 ordinary shares beneficially owned by Mr. Lu’s spouse, Yong Feng Wang, through an irrevocable trust in the name of Top Pinnacle Ltd. Ms. Wang retains voting and dispositive power over such shares. Top Pinnacle Ltd. is selling 4,717,000 of the ordinary shares shown in the middle column of this table beside Wealthy Fountain Ltd.
(4)	The address of our executive officers and directors is c/o Hurray! Holding Co., Ltd., Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Dongcheng District, Beijing, 100005, People’s Republic of China.
(5)	Represents shares beneficially owned by Mr. Wang through a revocable trust in which he retains voting and dispositive power over such shares.
(6)	Includes 52,911,780 ordinary shares beneficially owned by Mr. Liu’s spouse, Carol Ng, through a irrevocable trust in the name of Olympia Hills Ltd. Ms. Ng retains voting and dispositive power over those shares in trust.
(7)	Represents ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of January 10, 2005. All of the options have an exercise price of $0.0705 per ordinary share and an expiration date of June 30, 2013.
(8)	Represents ordinary shares held by Fidelity Greater China Ventures Fund L.P. Mr. Auerbach is employed by that entity and disclaims beneficial ownership of such shares.
(9)	Represents ordinary shares beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Mr. Bonham is employed by that entity and disclaims beneficial ownership of such shares.
(10)	Represents ordinary shares beneficially owned by Dr. Xiang through a revocable trust in which he retains voting and dispositive power over such shares.
(11)	Represents ordinary shares beneficially owned by Mr. Ji through a revocable trust in which he retains voting and dispositive power over such shares.
(12)	Represents ordinary shares beneficially owned by Mr. Yang through a revocable trust in which he retains voting and dispositive power over such shares.
(13)	Represents ordinary shares beneficially owned by Mr. Li through a revocable trust in which he retains voting and dispositive power over such shares.
(14)	Represents ordinary shares beneficially owned by Dr. Yang through a revocable trust in which he retains voting and dispositive power over such shares.
(15)	Includes 2,000,000 ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of January 10, 2005.

Except for Wealthy Fountain Ltd./Beifang Liu, Top Pinnacle Ltd. and Zhang Yi, all of the selling shareholders named in the table above, as well as Pleasant Season Ltd./Qindai Wang and Jesse Liu, have agreed to sell an additional 1,032,000 ADSs to the underwriters if the underwriters exercise their over-allotment option.

Our major shareholders do not have different voting rights. The selling shareholders named above acquired their ordinary shares (or preference shares which were subsequently converted into ordinary shares concurrently with this offering) in offerings which were exempt from registration under the U.S. Securities Act of 1933 because they involved either private placements or offshore sales to non-U.S. persons.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of January 10, 2005, there were 18 holders of our ordinary shares and preference shares. Of these holders, 3 reside in the United States.

RELATED PARTY TRANSACTIONS

In addition to transactions disclosed in other parts of this prospectus, we have entered into the following related party transactions.

Stock Option Grants

We have granted options to purchase an aggregate of 49,512,000 of our ordinary shares under our 2002 Plan to our employees and consultants. The following table summarizes the option grants made under our 2002 Plan as of December 31, 2004 to such employees and consultants.

	Ordinary shares underlying options granted	Exercise price	Date of grant	Date of expiration
Consultants as a group	30,000,000	$0.0250	July 31, 2002	July 31, 2012
Employees as a group	14,052,000	$0.0250	July 31, 2002	July 31, 2012
	5,460,000	$0.0250	August 31, 2002	August 31, 2012

Total	49,512,000

We have granted options to purchase an aggregate of 112,710,000 of our ordinary shares under our 2003 Plan to employees, consultants and a director. The term of these options is ten years.

The following table summarizes the option grants made under our 2003 Plan to Robert Mao, one of our directors, and to our employees and consultants as of December 31, 2004.

	Ordinary shares underlying options granted	Exercise price	Date of grant	Date of expiration
Robert Mao	2,000,000	$0.0705	June 30, 2003	June 30, 2013
Consultants as a group	29,000,000	$0.0705	June 30, 2003	June 30, 2013
	14,000,000	$0.1170	January 1, 2004	January 1, 2014
Employees as a group	16,212,000	$0.0705	June 30, 2003	June 30, 2013
	43,114,000	$0.1170	January 1, 2004	January 1, 2014
	8,384,000	$0.1405	April 15, 2004	April 15, 2014

Total	112,710,000

Of the total 162,222,000 share options granted under the 2002 Plan and the 2003 Plan as of December 31, 2004, 10,847,780 options granted to our employees have been cancelled in accordance with the applicable option award agreements. As of December 31, 2004, none of our executive officers held any options to purchase our shares.

In addition, on January 1, 2005, we agreed to grant options to purchase an aggregate of 15,328,000 ordinary shares to certain of our employees and consultants under the 2004 Plan. The exercise price per share for those options will be the price per share in this offering.

Private Placements

The following share amounts and per share prices are presented on an actual basis and do not reflect our 20-for-1 stock split which was effected on July 9, 2004.

In order to facilitate the listing of our business on a non-Chinese stock market, we engaged in a reorganization to form an offshore holding structure for Hurray! Solutions, our operating entity in China which is subject to restrictions on foreign ownership as discussed in “Our Corporate Structure” above. As part of this reorganization, Songzuo Xiang, Shudan Zhang and Qindai Wang (representing five other individuals, namely, Jesse Liu, Ping Ji, Fan Yang, Jieqiang Li and Haoyu Yang) and Beifang Lu formed Hurray! Holding in April 2002, and established an affiliate relationship between Hurray! Holding and Hurray! Solutions which was ultimately formalized in various contractual agreements. At this time, these individuals purchased an aggregate of 34,999,999 ordinary shares of Hurray! Holding at a price per share equal to the par value of $0.001. Bit Tech was also a shareholder of Hurray! Solutions. However, because it is a listed entity in China and prohibited by Chinese laws from owning shares in a non-Chinese company, it could not purchase shares of Hurray! Holding, and remained a shareholder of Hurray! Solutions until February 2003 as described below.

In April 2002, we sold a total of 1,700,000 ordinary shares to Wellspring Investment Ltd. at a price of $0.50 per share.

In March 2003, as part of the reorganization described above, we issued an aggregate total of 22,100,000 ordinary shares to Qindai Wang, Jesse Liu, Ping Ji, Fan Yang, Jieqiang Li, Haoyu Yang, Songzuo Xiang, Shudan Zhang, Beifang Lu and Wellspring Investment Ltd. at an effective price per share of $0.07. This per share price represents the $0.001 issue price of the shares and the value of the cash paid by the shareholders of Hurray! Holding for the minority interests in Hurray! Solutions. These minority interests were contributed by such shareholders to Hurray! Holding in exchange for the right to purchase these ordinary shares of Hurray! Holding.

In March 2003, we sold a total of 6,173,983 Series A preference shares to Fidelity Greater China Ventures Fund L.P. at a price of $0.64788 per share. The transaction included the issuance of a warrant exercisable into 5,699,077 Series A preference shares and another warrant subject to cancellation by us in the event we attain certain performance targets. The transaction also provided that we have the right to repurchase 561,273 Series A preference shares if such performance targets are met at a price of $0.001 per share (par value).

In June 2003, we sold an aggregate of 6,173,983 Series A preference shares to the following entities at a price of $0.64788 per share: Granite Global Ventures (Q.P.) L.P., Venture TDF Technology Fund III L.P., and Granite Global Ventures L.P. The transaction included the issuance of warrants subject to cancellation by us in the event we attain certain performance targets and also provided that we have the right to repurchase an aggregate of 561,273 Series A preference shares if such performance targets are met at a price of $0.001 per share (par value).

In April 2004, Fidelity Greater China Ventures Fund L.P. exercised the Fidelity Warrant to purchase 5,699,077 Series A preference shares at the price of $0.70186 per share.

In May 2004, we repurchased from all the holders of our Series A preference shares an aggregate of 1,122,546 Series A preference shares at a price of $0.001 per share.

In May 2004, we cancelled all the warrants previously issued to the holders of our Series A preference shares to purchase additional shares that are cancellable upon our satisfaction of certain performance targets.

In May 2004, we issued a total of 533,600 ordinary shares at a price of $2.81 per share to Ourgame Holding Ltd. in connection with our acquisition of Beijing Palmsky.

In May 2004, we issued a total of 2,134,439 ordinary shares at a price of $2.81 per share to Funway Investment Holdings, Ltd. in connection with our acquisition of Beijing Enterprise.

In November 2004, we cancelled the 2,134,439 ordinary shares issued to Funway Investment Holdings, Ltd., as described under “Our Recent Acquisition of Beijing Enterprise.”

Shareholders’ Agreement

Our shareholders’ agreement with holders of our Series A preference shares, Wellspring Investment Ltd., Qindai Wang, Jesse Liu, Ping Ji, Fan Yang, Jieqiang Li, Haoyu Yang, Songzuo Xiang, Shudan Zhang and Beifang Lu, will terminate upon the closing of this offering.

The Series A preference shareholders named in the shareholders’ agreement are also entitled to participate in certain securities registrations. See “Description of Share Capital — Registration Rights.”

Agreements with Consolidated Affiliates

We have entered into a series of agreements with our consolidated affiliates in China and their respective shareholders. See “Our Corporate Structure.”

Guarantees for Bank Loans

Bit Tech, a former shareholder of Hurray! Solutions, provided guarantees to Hurray! Solutions’ borrowings in 2001 and 2002. Hurray! Solutions pledged certain fixed assets and revenues from certain value-added services to Bit Tech as a counter-guarantee for these guarantees provided by Bit Tech. Hurray! Solutions has repaid all the outstanding loans under those bank facilities. We do not expect to receive guarantees from Bit Tech for any of our borrowings, or provide Bit Tech with any counter-guarantees in the future.

Under a guarantee contract between Hua Xia Bank as creditor and each of Hurray! Times and Beijing Network as guarantor, each of Hurray! Times and Beijing Network guarantees Hurray! Solutions’ repayment of any loans it borrows from Hua Xia Bank between December 31, 2004 and December 31, 2005 in an amount up to RMB100.0 million ($12.0 million). As of December 31, 2004, Hurray! Solutions had outstanding loans of RMB22.0 million ($2.7 million) from Hua Xia Bank.

Loan to Related Party

Two of our affiliated Chinese companies, Beijing Network and WVAS Solutions, have provided a loan to Mr. Qin Yu in the amount of RMB18.6 million ($2.3 million), as described under “Our Recent Acquisition of Beijing Enterprise.”

DESCRIPTION OF SHARE CAPITAL

As of January 10, 2005, our authorized share capital consisted of 4,560,000,000 ordinary shares, par value $0.00005 per share, and 22,000,000 preference shares, par value $0.001 per share, and there were 1,186,672,000 ordinary shares and 16,924,497 preference shares issued and outstanding after giving effect to the 20-for-1 stock split of our ordinary shares which became effective on July 9, 2004.

Between April 2002 and May 2004, we issued and sold ordinary shares and Series A preference shares. See “Related Party Transactions — Private Placements.”

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, or the Companies Law. Upon the closing of this offering, we will adopt a new amended and restated memorandum and articles of association. The following are summaries of material provisions of our new amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. We have filed copies of our complete amended and restated memorandum and articles of association as exhibits to our registration statement on Form F-1.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Directors

Interested Transactions.    A director may vote in respect of any contract or transaction in which he is interested, provided however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing.    The directors may determine remuneration to be paid to the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any of our debts, liabilities, or obligations or those of any third party.

Qualifications.    There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Classes of Directors.    The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. At our annual general meeting of shareholders in 2005, directors designated as Class I directors will be elected for a one-year term, directors designated as Class II for a two-year term and directors designated as Class III for a three-year term. At each succeeding annual general meeting of shareholders beginning in 2006, successors to the class of directors whose terms expire at that meeting shall be elected for a three-year term.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director.

Nonetheless, whenever the holders of preference shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preference shares.

These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the board.

Rights, Preferences and Restrictions of our Ordinary Shares

General.    All of our outstanding ordinary shares are fully paid and nonassessable. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which our ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by our Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for matters such as a change of name. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, appoint auditors, and make changes in the amount of our authorized share capital.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of our ordinary shares) assets available for distribution among the holders of our ordinary shares shall be distributed among the holders of our ordinary shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on our Ordinary Shares and Forfeiture of our Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Our ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of our Ordinary Shares.    We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may, before the issue of the shares, determine by special resolution.

Preference Shares

Prior to or concurrently with the completion of this offering, all of our outstanding preference shares will be converted into ordinary shares. Consequently, no preference shares will be outstanding immediately following completion of this offering.

Our amended and restated memorandum and articles of association provide for the authorization of preference shares. The preference shares may be issued from time to time at the discretion of the board of directors without shareholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our amended and restated memorandum and articles of association. We have no immediate plans to issue any preference shares. The issuance of any of our preference shares could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting shares or discourage an attempt to gain control of us. In addition, the board of directors, without shareholder approval, can issue preference shares with voting and conversion rights which could adversely affect the voting power and other rights of the holders of ordinary shares. These preference shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The listing maintenance requirements of the Nasdaq National Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

General Meetings of Shareholders

The directors may whenever they think fit, and they shall on the requisition of our shareholders holding at the date of the deposit of the requisition not less than one-tenth of our paid-up capital as at the date of the deposit carries the right of voting at our general meetings, proceed to convene a general meeting of our Company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days. Advance notice of at least five days is required for the convening of the annual general meeting and other shareholders meetings.

Limitations on the Right to Own Shares

There are no limitations on the right to own our shares.

Limitations on Transfer of Shares

There are no provisions in our amended and restated memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring.

Disclosure of Shareholder Ownership

There are no provisions in our amended and restated memorandum or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

(a)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(b)	sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the provisions of Section 13 of the Companies Law; or

(c)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which could be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification.    Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Registration Rights

Under the terms of our registration rights agreement with the holders of our Series A preference shares, the following shareholders, each of which holds Series A preference shares prior to the closing of this offering, may require us at any time to register for public sale all or any portion of our ordinary shares held by them under the circumstances described below:

•	Fidelity Greater China Ventures Fund L.P.,

•	Granite Global Ventures (Q.P.) L.P.,

•	Venture TDF Technology Fund III L.P., and

•	Granite Global Ventures L.P.

If we receive a registration demand from any number of the shareholders named above who, together, own more than 50% of the ordinary shares converted from the Series A preference shares, we will be obligated to register the ordinary shares held by any or all of the above-named shareholders who ask us to do so, whether or not they initiated the original demand for registration. These shareholders may exercise this demand registration right at any time after the six-month period immediately following the effective date of this offering, however, we will only be obligated to carry out a maximum of two such demand registrations.

Each of the shareholders named above is also entitled to require us to register its ordinary shares when we register any of our ordinary shares (including shares to be sold by other shareholders) in connection with the public offering of such shares, unless the registration relates solely to this offering, or to securities sold in connection with an equity compensation plan or under Rule 145. This type of registration right is known as a “piggyback” registration right.

In addition, if we receive an F-3 “short-form” registration demand from any number of the above-named shareholders who, together, own more than 20% of the ordinary shares converted from the Series A preference shares, we will be obligated to effect such a registration for the ordinary shares owned by any of the above-named shareholders who ask us to do so, as long as the aggregate offering price of the registered securities is expected to be at least $1.0 million. We will not, however, be obligated to carry out an F-3 registration demand if Form F-3 is not available for such an offering, or if we have already completed two Form F-3 registrations in the same registration period as that proposed by the requesting shareholders.

If and to the extent requested by the managing underwriter of this offering, we will use commercially reasonable efforts to cause each holder of our privately placed ordinary shares or other equity securities or securities convertible into equity securities (excluding those included in the registration for this offering) to agree not to effect any public sale or distribution of any of those securities for a period of time not to exceed 180 days beginning on the effective date of the registration statement for this offering.

The foregoing registration rights are subject to certain conditions and limitations, including the right of the underwriters in any underwritten offering to limit the number of our ordinary shares to be registered for public sale by shareholders.

We are generally required to bear all of the expenses of all registrations, except underwriting discounts and commissions. Registration of any of our ordinary shares held by shareholders with registration rights will result in those shares becoming freely tradable without restriction under the Securities Act immediately after the effectiveness of the registration. We have agreed to indemnify the holders of registration rights in connection with demand, piggyback and F-3 registrations under certain circumstances.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved to be included for quotation on the Nasdaq National Market, we cannot assure you that a regular trading market will develop in the ADSs. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Upon completion of this offering, we will have outstanding 6,880,000 ADSs, representing approximately 31.5% of our ordinary shares (assuming no exercise of the over-allotment option). All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs that are purchased by any “affiliates” of Hurray! as that term is defined in Rule 144 under the Securities Act. The remaining 1,499,595,840 ordinary shares held by existing shareholders and any ADSs held by our affiliates are “restricted securities” as that term is defined under the Securities Act. Restricted securities may not be sold publicly unless they are registered under the Securities Act or sold pursuant to Rule 144 or another exemption from registration.

Lock-Up Agreements

We and each of our shareholders immediately prior to this offering will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by any of the foregoing parties or any of their affiliates or any person in privity with any such party or one of their affiliates), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any ordinary shares or ADSs, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date of the underwriting agreement for this offering, other than our ordinary shares or ADSs disposed of as bona fide gifts approved by Citigroup Global Markets Inc. The 180-day restricted period described above is subject to extension such that, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news, or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will, unless otherwise waived in writing by Citigroup Global Markets Inc. on behalf of the underwriters, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year is entitled to sell within any three-month period commencing 90 days after the effective date of this offering a number of our ordinary shares that does not exceed the greater of the following:

•	1.0% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, four of our shareholders who held Series A preference shares prior to the completion of this offering or their permitted transferees will be entitled to request that we register their ordinary shares under the Securities Act. See “Description of Share Capital — Registration Rights.”

Stock Option Plans

At January 10, 2005, options to purchase 151,374,220 of our ordinary shares were issued and outstanding, and we have agreed to grant options to purchase an aggregate of 15,328,000 ordinary shares with an exercise price equal to the per ordinary share price for this offering. All of these ordinary shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the lock-up agreements.

We intend to file a registration statement under the Securities Act covering ordinary shares reserved for issuance under our 2004 Plan, 2003 Plan and 2002 Plan. This registration statement is expected to be filed within 90 days after the date of this prospectus and will automatically become effective upon filing. Following such filing, ordinary shares registered under the registration statement will, subject to the lockup agreements and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10043. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., located at 50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong.

We have appointed Citibank as the depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Securities and Exchange Commission under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-122004 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive 100 ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws of the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of ordinary shares or rights to be distributed are too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the custodian. Upon receipt of such notice and confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of ordinary shares with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash net of any applicable fees, expenses, taxes and charges.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders. If registration under the United States Securities Act of 1933, as amended, or the Securities Act, or other applicable law is required, the depositary bank will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documentation to the depositary bank; or

•	The depositary bank determines that it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if we have timely requested that the distribution be made available to you, it is reasonably practical and we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of our ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If we have timely requested that the distribution be made available to you, it is reasonably practicable to distribute such property to you and we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in the manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	We do not deliver satisfactory documentation to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable the holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Notices and Reports

We will give the depositary bank notice in English of any shareholders meeting or any action by shareholders with respect to dividends, redemptions, distributions or offering of rights of deposited securities. We will also give the depositary bank other notices, reports and communications made generally available to our shareholders and our annual reports in English. At our request, the depositary bank will distribute such notices, reports and other communications to all holders of ADSs by mail, or if designated by the holder of the ADS as an acceptable means of notification, by means of electronic transmission. The depositary bank will make available a copy of any of the notices, reports or communications that we deliver to it for inspection by the holders of the ADSs at the depositary bank’s principal office, at the office of the custodian and at other designated transfer offices.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of our company which changes the ordinary shares.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	All preemptive, and similar, rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	You are duly authorized to deposit the ordinary shares;

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities,” as defined in the deposit agreement; and

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split- up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn and the depositary bank may require that you deliver to the depositary bank a written order directing the cancellation of the ADSs and withdrawal of the shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. The depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of ordinary shares, the depositary bank will either return the number of ADSs representing any remaining fractional ordinary shares or sell the ordinary shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. For a description of the voting rights of holders of ordinary shares, see “Description of Share Capital — Rights, Preferences and Restrictions of our Ordinary Shares.”

At our timely request, the depositary bank will distribute to you any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. If the depositary bank timely receives voting instructions from a holder which fail to specify the manner in which the depositary bank is to vote, the depositary bank will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed the depositary bank to vote in favor of the items set forth in such voting instructions.

If the depositary bank does not timely receive voting instructions from a holder, the depositary bank has agreed to give a discretionary proxy to a person designated by us to vote the securities represented by such holder’s ADSs unless:

•	we have informed the depositary bank that:

•	we do wish such discretionary power to be given; or

•	substantial opposition exists as to any recommendation by us as to the action to be taken at a meeting;

•	the depositary bank has knowledge of any solicitation of proxies in opposition to any recommendation by us as to any action to be taken at a meeting; or

•	the proposal relates to authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of holders of the securities represented by the holder’s ADSs.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued

Cancellation of ADSs	Up to US$0.05 per ADS canceled

Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held

Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS issued

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ordinary share (or share equivalent) distributed

Annual Depositary Services Fee	Annually up to US$0.02 per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year

Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands, i.e., upon deposit and withdrawal of ordinary shares.

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Fees and expenses incurred by the depositary in compliance with exchange controls or other regulatory requirements.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, i.e., when ordinary shares are deposited or withdrawn from deposit.

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs except to comply with applicable law.

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit, i.e., dividends, but will not distribute any property to you until you request the cancellation of your ADSs.

•	After the expiration of this six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at that office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you, which will not affect our liability under U.S. federal securities laws. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions, i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc. The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by you. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency without liability for interest for the applicable holders.

The Custodian

The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank will immediately give you and us written notice of these changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts and we have appointed an agent for service of process in The City of New York. See “Enforcement for Civil Liabilities.”

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other of our obligations.

The undertaking for us is for a period of twenty years from May 7, 2002.

United States Federal Income Taxation

The following is a summary of material United States federal income tax consequences under present law relating to the purchase, ownership, and disposition of the ordinary shares or ADSs. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares or ADSs could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares or ADSs.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding ordinary shares or ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code, and

•	persons that have a “functional currency” other than the U.S. dollar.

This description generally applies to purchasers of the ordinary shares or ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares or ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares or ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owners of the underlying shares represented by such ADSs.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. Any gain recognized by a non-corporate U.S. Holder on the sale or exchange of ordinary shares or ADSs generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009.

Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares or ADSs will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

•	has held the ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss,

•	is obligated to make payments related to the dividends, or

•	holds the ordinary shares or ADSs in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares or ADSs.

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the ordinary shares between the ordinary shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if (i) the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old ordinary shares at the time of distribution and (ii) the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. The U.S. Holder’s holding period in the new shares or rights will generally include the holding period of the old ordinary shares on which the distribution was made.

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares or ADSs and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. If the units are not stock in a passive foreign investment company with respect to a U.S. Holder in either the taxable year of the distribution or the preceding taxable year, the distribution otherwise constitutes qualified dividend income for United States federal income tax purposes, certain holding period and other requirements are met, and the distribution is received in a taxable year beginning prior to January 1, 2009, the distribution will be taxable to a non-corporate U.S. Holder at a maximum rate of 15%.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. If we are a passive foreign investment company in any year in which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of ordinary shares or ADSs, in that year and all subsequent years although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

A company is considered a passive foreign investment company for any taxable year if either:

•	at least 75.0% of its gross income is passive income, or

•	at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25.0% (by value) of the stock of such corporation.

Our belief that we are not a passive foreign investment company is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP. In the future, in calculating the value of these intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the quarterly selling prices of the ADSs for the relevant year. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangible assets, which may result in our classification as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on ordinary shares or ADSs, and

•	any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the ordinary shares or ADSs, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if the U.S. Holder holds the ordinary shares or ADSs as capital assets.

A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the ordinary shares or ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs as of the close of your taxable year over the U.S. Holder’s adjusted basis in such ordinary shares or ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the ordinary shares or ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares or ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares ADSs. A U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a U.S. Holder unless our ordinary shares or ADSs are delisted from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market.

A U.S. Holder who holds our ordinary shares or ADSs in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our ordinary shares and any gain realized on the disposition of our ordinary shares.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1)	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

(2)	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

We conduct our business in China solely through our wholly owned subsidiary, Hurray! Times. Most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States.

Conyers Dill & Pearman, Cayman, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China, respectively:

(1)	recognize or enforce judgments of United States courts obtained against us or our directors or officers; or

(2)	entertain original actions brought in the Cayman Islands or China against us or our directors or officers.

Conyers Dill & Pearman, Cayman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Jingtian & Gongcheng has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

UNDERWRITING

Citigroup Global Markets Inc. is the global coordinator and bookrunning manager of the global offering. Citigroup Global Markets Inc. is acting as representative of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling shareholders have agreed to sell to that underwriter, the number of ADSs set forth opposite the underwriter’s name.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.
Piper Jaffray & Co
ThinkEquity Partners LLC

Total	6,880,000

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to the delivery of legal opinions by counsel and to other conditions. The underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs.

The underwriters propose to offer some of the ADSs directly to the public at the public offering price set forth on the cover page of this prospectus and some of the ADSs to dealers at the public offering price less a concession not to exceed $         per ADS. The underwriters may allow, and dealers may reallow, a concession not to exceed $         per ADS on sales to other dealers. If all the ADSs are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling shareholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs and shares of common stock offered by them.

We and some of our shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,032,000 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment.

We and each of our shareholders immediately prior to this offering have agreed that, for a period of 180 days from the date of this prospectus, we or such shareholders will not, without the prior written consent of Citigroup dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180-day restricted period described above is subject to extension such that, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news, or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will, unless otherwise waived in writing by Citigroup Global Markets Inc. on behalf of the underwriters, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Each underwriter has represented, warranted and agreed that:

United Kingdom.    (i) It has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any ADSs included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any ADSs included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom;

Hong Kong.    (i) It has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any ADSs other than (a) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan.    The ADSs offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, ADSs in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law;

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public of any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA;

France.    (i) Neither this prospectus nor any offering material relating to our ADSs has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France; and (ii) it has not offered or sold and will not offer or sell any ADSs or distribute or cause to be distributed any copies of this prospectus or any offering material relating to our ADSs, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the “Décret” of December 29, 1989 regulating financial relations between France and foreign countries, and (b) to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998;

Italy.    The offering of our ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Accordingly, (i) sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (ii) it has not offered, sold or delivered, and will not offer, sell or deliver, any ADSs or distribute copies of this prospectus or any other document relating to the ADSs in the Republic of Italy unless such offer, sale or delivery of ADSs or distribution of copies of this prospectus or other documents relating to our ADSs in the Republic of Italy is:

•	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, or Decree No. 385, Legislative Decree No. 58 of February 24, 1998, CONSOB regulation No. 11971 of May 14, 1999 and any other applicable laws and regulations;

•	in compliance with Art. 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, under which the issue or placement of securities in the Republic of Italy is subject to a prior notification to the Bank of Italy, unless an exemption applies, and

•	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy or any other Italian regulatory authority; and

Germany.    (i) This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority; and (ii) it has not offered or sold and will not offer or sell any ADSs or distribute copies of this prospectus or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act and by doing so has not taken, and will not take, any steps which would constitute a public offering of the ADSs in Germany.

Netherlands.    It has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer to sell the ADSs in the Netherlands other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

Norway.    This offer is, with respect to Norway, directed solely to registered professional investors according to the Norwegian Securities Trading Act Section 5-2, 1 and that subscriptions by any other Norwegian person or body corporate will be rejected.

Sweden.    This document is not a prospectus and has not been prepared in accordance with the prospectus requirements provided for in the Swedish Financial Instruments Trading Act (lagen (1991:980) om handel med finansiella instrument) nor any other Swedish enactment, and neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved or registered this document.

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. Consequently, the initial public offering price for the shares and the ADSs was determined by negotiations among us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares or the ADSs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the ordinary shares or the ADSs will develop and continue after this offering.

The ADSs have been approved to be included for quotation on the Nasdaq National Market under the symbol “HRAY.”

The following table shows the underwriting discounts and commission that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Paid by Hurray!		Paid by Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Per ADS	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ADSs made in an amount up to the number of ADSs represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of ADSs in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of ADSs in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases ADSs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

The selling shareholders will pay no portion of the expenses of this offering, other than the underwriting discounts and commission.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. The representatives will allocate ADSs to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Morrison & Foerster LLP. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of our ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman, Cayman. Legal matters as to Chinese law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Haiwen & Partners.

EXPERTS

The consolidated financial statements as of December 31, 2002 (predecessor entity-Hurray! Solutions Ltd.), 2003 and 2004 and for the years ended December 31, 2002 (predecessor entity-Hurray! Solutions Ltd.), 2003 and 2004 for Hurray! Holding Co., Ltd., included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2002 and for the period from April 23, 2002 (date of inception) to December 31, 2002 for Hurray! Holding Co., Ltd., included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The combined financial statements as of December 31, 2002 and 2003 and for the period from June 27, 2002 (date of incorporation) to December 31, 2002 and for the year ended December 31, 2003 of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 (including relevant exhibits and schedules) under the Securities Act with respect to our ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and ADSs. Information regarding the contents of contracts or other documents described in this prospectus is not necessarily complete and you should refer to the actual contracts and documents filed as exhibits to the registration statement for more detailed and complete information.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our officers and directors will not be subject to the insider short-swing profit disclosure and recovery requirements of Section 16 of the Exchange Act. The registration statement, reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Our SEC filings will also be available to the public on the SEC’s Internet website at http://www.sec.gov.

We will furnish the depositary referred to under “Description of American Depositary Shares” with annual reports. The depositary has agreed that, at our request, it will mail these reports to all registered holders of our ADSs. We will also furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will arrange for the mailing of these documents to record holders of our ADSs, if we so request. Please see “Description of American Depositary Shares” for further details on the responsibilities of the depositary.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. Securities and Exchange Commission registration fee	$10,803
National Association of Securities Dealers filing fee	8,378
Nasdaq listing fee	150,000
Legal fees and expenses	800,000
Accounting fees and expenses	800,000
Printing fees	500,000
Other fees and expenses	500,000

Total	$2,769,181

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the NASD filing fee.

INDEX TO FINANCIAL STATEMENTS

HURRAY! HOLDING CO., LTD. AND PREDECESSOR ENTITY-HURRAY! SOLUTIONS LTD.

Page
Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2002 (Predecessor Entity-Hurray! Solutions Ltd.), 2003 and 2004	F-4

Consolidated Statements of Operations for the years ended December 31, 2002 (Predecessor Entity-Hurray! Solutions Ltd.), 2003 and 2004	F-5

Consolidated Statements of Shareholders’ Equity (Deficiency) and Comprehensive Income (Loss) for the years ended December 31, 2002 (Predecessor Entity-Hurray! Solutions Ltd.), 2003 and 2004	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2002 (Predecessor Entity-Hurray! Solutions Ltd.), 2003 and 2004	F-7

Notes to the Consolidated Financial Statements	F-8

Schedule 1 — Financial Information of Registrant	F-34

HURRAY! HOLDING CO., LTD.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

Page
Report of Independent Registered Public Accounting Firm	F-49

Combined Balance Sheets as of December 31, 2002 and 2003 and as of March 31, 2004 (unaudited)	F-50

Combined Statements of Operations for the period from June 27, 2002 (date of incorporation) to December 31, 2002 and for the year ended December 31, 2003 and for the three months ended March 31, 2004 (unaudited)

F-51

Combined Statements of Owners’ Equity and Comprehensive Income (Loss) for the period from June 27, 2002 (date of incorporation) to December 31, 2002 and for the year ended December 31, 2003 and for the three months ended March 31, 2004 (unaudited)

F-52

Combined Statements of Cash Flows for the period from June 27, 2002 (date of incorporation) to December 31, 2002 and for the year ended December 31, 2003 and for the three months ended March 31, 2004 (unaudited)

F-53

Notes to the Combined Financial Statements	F-54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hurray! Holding Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Hurray! Holding Co., Ltd. and its subsidiaries (the “Company”) at December 31, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2002, 2003 and 2004 and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiaries at December 31, 2003 and 2004 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

January 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hurray! Solutions Ltd.:

We have audited the accompanying consolidated balance sheet of Hurray! Solutions Ltd. and its subsidiaries (the “Company”) at December 31, 2002 and the related consolidated statements of operations, shareholders’ deficiency and comprehensive loss, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Solutions Ltd. and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

April 15, 2004

HURRAY! HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004	2004
				Pro forma (unaudited) (Note 3)
	(in U.S. dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$3,493,070	$11,151,364	$8,713,697	$8,713,697
Restricted cash	1,510,154	1,510,263	—	—
Accounts receivable, net of allowance of $Nil, $Nil and $12,384 as of December 31, 2002, 2003 and 2004	2,936,550	7,891,521	11,882,993	11,882,993
Prepaid expenses and other current assets	197,107	227,769	2,132,956	2,132,956
Amounts due from related parties	131,905	—	—	—

Total current assets	8,268,786	20,780,917	22,729,646	22,729,646
Investment in an affiliate	217,000	—	—	—
Deposits	42,661	159,915	265,847	265,847
Property and equipment, net	1,028,350	1,897,032	2,616,983	2,616,983
Acquired intangible assets, net	212,932	70,982	439,565	439,565
Goodwill	—	3,949,800	20,411,784	20,411,784

Total assets	$9,769,729	$26,858,646	$46,463,825	$46,463,825

Liabilities and shareholders’ equity (deficiency)
Current liabilities:
Short-term borrowings	$6,161,429	$6,765,976	$2,658,128	$2,658,128
Accounts payable	3,110,450	2,880,160	3,335,493	3,335,493
Accrued expenses and other current liabilities	2,416,555	2,518,360	2,749,538	2,749,538
Amounts due to related parties	715,056	—	—	—

Total current liabilities	12,403,490	12,164,496	8,743,159	8,743,159

Commitments and contingencies (Note 18)

Shareholders’ equity (deficiency):
Series A convertible preference shares ($0.001 par value; 22,000,000 shares authorized; nil, 12,347,966 and 16,924,497 shares issued and outstanding as of December 31, 2002, 2003 and 2004, respectively; liquidation value $12,000,000)	—	12,348	16,925	—
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; nil, 1,176,000,000 and 1,186,672,000 shares issued and outstanding as of December 31, 2002, 2003 and 2004, respectively); (1,525,161,940 shares issued and outstanding on a pro forma basis at December 31, 2004)	—	58,800	59,334	76,259
Warrants	—	2,287,966	—	—
Subscription receivable	—	(50,880)	(50,880)	(50,880)
Additional paid-in capital	7,342,236	8,310,939	16,416,197	16,416,197
Retained earnings (accumulated deficiency)	(9,976,099)	4,079,725	21,279,775	21,279,775
Accumulated other comprehensive income (loss)	102	(4,748)	(685)	(685)

Total shareholders’ equity (deficiency)	(2,633,761)	14,694,150	37,720,666	37,720,666

Total liabilities and shareholders’ equity (deficiency)	$9,769,729	$26,858,646	$46,463,825	$46,463,825

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
	(in U.S. dollars, except share data)
Revenues:
2G services	$5,948,418	$13,470,693	$14,946,274
2.5G services	—	4,288,907	28,227,033
Software and system integration services	4,564,352	5,363,668	10,267,050

Total revenues	10,512,770	23,123,268	53,440,357

Cost of revenues:
2G services	3,363,104	4,586,258	7,049,848
2.5G services	—	2,105,916	11,003,395
Software and system integration services	4,477,592	4,150,994	6,276,761

Total cost of revenues	7,840,696	10,843,168	24,330,004

Gross profit	2,672,074	12,280,100	29,110,353

Operating expenses:
Product development	878,192	1,375,484	2,246,108
Selling and marketing	2,907,662	4,578,231	7,211,959
General and administrative	1,369,999	1,240,573	1,820,878
Stock-based compensation *	—	153,556	281,186
In-process research and development	—	—	36,000

Total operating expenses	5,155,853	7,347,844	11,596,131

Income (loss) from operations	(2,483,779)	4,932,256	17,514,222
Interest expense, net	357,465	386,434	274,255

Net income (loss)	(2,841,244)	4,545,822	17,239,967

Deemed dividends on Series A convertible preference shares	—	(113,333)	(39,917)

Income (loss) attributable to holders of ordinary shares	$(2,841,244)	$4,432,489	$17,200,050

Income per share, basic		$0.00	$0.01

Income per share, diluted		$0.00	$0.01

Shares used in calculating basic income per share		1,088,810,959	1,208,512,142

Shares used in calculating diluted income per share		1,343,606,622	1,572,887,775

Pro forma basic income per share (unaudited) (Note 3)		$0.00	$0.01

Pro forma diluted income per share (unaudited) (Note 3)		$0.00	$0.01

Shares used in calculating pro forma basic income per share (unaudited) (Note 3)		1,252,210,071	1,523,904,733

Shares used in calculating pro forma diluted income per share (unaudited) (Note 3)		1,343,606,622	1,572,887,775

* Stock-based compensation related to:
Product development		$16,628	$60,140
Selling and marketing		115,765	221,046
General and administrative		21,163	—

Total		$153,556	$281,186

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

AND COMPREHENSIVE INCOME (LOSS)

	Series A convertible preference shares		Ordinary shares		Warrants	Subscription receivable	Additional paid-in capital	Retained earnings (accumulated deficiency)	Accumulated other comprehensive income (loss)	Total shareholders’ equity (deficiency)	Comprehensive income (loss)
	Shares	Amount	Shares	Amount
	(in U.S. dollars, except share data)

Predecessor Entity — Hurray! Solutions Ltd.:
Balance as of December 31, 2001	—	$—	—	$—	$—	$—	$6,802,159	$(7,134,855)	$(339)	$(333,035)

Capital contributions	—	—	—	—	—	—	1,065,655	—	—	1,065,655
Capital repurchase	—	—	—	—	—	—	(241,645)	—	—	(241,645)
Deemed dividend	—	—	—	—	—	—	(283,933)	—	—	(283,933)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	441	441	$441
Net loss	—	—	—	—	—	—	—	(2,841,244)	—	(2,841,244)	(2,841,244)

Balance as of December 31, 2002	—	$—	—	$—	$—	$—	$7,342,236	$(9,976,099)	$102	$(2,633,761)	$(2,840,803)

Hurray! Holding Co., Ltd.:
Balance as of January 1, 2003	—	$—	734,000,000	$36,700	$—	$(35,000)	$1,203,630	$(352,764)	$(1,074)	$851,492
Issuance of ordinary shares	—	—	442,000,000	22,100	—	(15,880)	—	—	—	6,220
Issuance of Series A convertible preference shares (net of share issuance costs of $309,066)	12,347,966	12,348	—	—	2,287,966	—	5,390,620	—	—	7,690,934
Stock options issued to non-employees	—	—	—	—	—	—	153,556	—	—	153,556
Capital Contribution	—	—	—	—	—	—	1,449,800	—	—	1,449,800
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	113,333	(113,333)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,674)	(3,674)	$(3,674)
Net income	—	—	—	—	—	—	—	4,545,822	—	4,545,822	4,545,822

Balance as of December 31, 2003	12,347,966	12,348	1,176,000,000	58,800	2,287,966	(50,880)	8,310,939	4,079,725	(4,748)	14,694,150	$4,542,148

Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise (see Note 2)	—	—	53,360,780	2,668	—	—	7,499,799	—	—	7,502,467
Repurchase of ordinary shares related to acquisition of Beijing Enterprise (see Note 2)	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	—	(6,000,000)
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	—	3,999,955
Repurchase of Series A convertible preference shares	(1,122,546)	(1,122)	—	—	—	—	—	—	—	(1,122)
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	—	281,186
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,063	4,063	$4,063
Net income	—	—	—	—	—	—	—	17,239,967	—	17,239,967	17,239,967

Balance as of December 31, 2004	16,924,497	$16,925	1,186,672,000	$59,334	$—	$(50,880)	$16,416,197	$21,279,775	$(685)	$37,720,666	$17,244,030

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004
	(in U.S. dollars, except share data)
Operating activities:
Income (loss) attributable to holders of ordinary shares	$(2,841,244)	$4,432,489	$17,200,050
Deemed dividends on Series A convertible preference shares	—	113,333	39,917

Net income (loss)	(2,841,244)	4,545,822	17,239,967
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation	—	153,556	281,186
Depreciation and amortization	793,764	1,133,984	1,986,416
Bad debt provision	—	—	12,384
In-process research and development	—	—	36,000
Loss on disposal of property and equipment	33,879	20,515	34,051
Changes in assets and liabilities:
Accounts receivable	(2,134,655)	(7,891,521)	(3,513,973)
Prepaid expenses and other current assets	229,065	(107,619)	4,878
Deposits	7,118	(159,915)	(71,444)
Accounts payable	2,501,261	2,880,160	407,775
Accrued expenses and other current liabilities	1,189,603	2,518,360	(666,080)

Net cash provided by (used in ) operating activities	(221,209)	3,093,342	15,751,160

Investing activities:
Purchase of subsidiaries, net of cash acquired of $921,914	—	—	(16,727,447)
Net liabilities assumed from Hurray! Solutions Ltd.	—	2,633,761	—
Purchases of property and equipment	(440,958)	(1,388,217)	(1,871,335)
Proceeds from disposal of property and equipment	43,758	8,791	—

Net cash provided by (used in) investing activities	(397,200)	1,254,335	(18,598,782)

Financing activities:
(Increase) Decrease in restricted cash	(44,093)	(1,510,263)	1,510,263
Proceeds from the issuance of ordinary shares	—	6,220	—
Proceeds from the issuance of Series A convertible preference shares	—	7,690,934	—
Payment to repurchase Series A convertible preference shares	—	—	(1,122)
Deferred offering costs	—	—	(995,356)
Capital contributions	1,065,655	—	—
Capital repurchases	(241,645)	—	—
Proceeds from exercise of warrants to purchase Series A convertible preference shares	—	—	3,999,955
Advances from a related party	715,056	—	—
Repayments of advances to related parties	156,103	—	—
Proceeds from short-term borrowings	6,161,429	604,547	—
Repayments of short-term borrowings	(5,437,015)	—	(4,107,848)

Net cash provided by financing activities	2,375,490	6,791,438	405,892

Net increase (decrease) in cash and cash equivalents	1,757,081	11,139,115	(2,441,730)
Cash and cash equivalents, beginning of year	1,735,548	15,923	11,151,364
Effect of exchange rate changes	441	(3,674)	4,063

Cash and cash equivalents, end of year	$3,493,070	$11,151,364	$8,713,697

Supplemental disclosure of cash flow information
Interest paid	$369,501	$389,673	$247,213

Income taxes paid	$—	$—	$—

Supplemental disclosure of non-cash financing activities:
Intangible asset contributed by an investor	$—	$—	$—

Deemed dividend	$283,933	$—	$—

Ordinary shares issued to investors for subscription receivable	$35,000	$15,880	$—

Equipment contributed to an affiliate	$348,905	$—	$—

Net assets acquired from subsidiaries (including intangible assets of $1,055,000 and goodwill of $16,461,761)	$—	$—	$19,151,828

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Hurray! Solutions Ltd. (“Hurray! Solutions”), a variable interest entity and predecessor to Hurray! Holding Co., Ltd. (the “Company”), was established on September 21, 1999 in the People’s Republic of China (the “PRC”) as a domestic limited liability company with an initial operating period of twenty years. Hurray! Solutions provides wireless value-added services delivered through 2.5G and 2G technology platforms and is legally owned by Mr. Wang Qindai (“Mr. Wang”), the Company’s president and chief executive officer, and Mr. Songzuo Xiang, a director of the Company. The Company’s other affiliated Chinese entities are owned by several other PRC citizens.

The Company and its consolidated subsidiaries provide wireless value-added services to mobile phone users delivered over the networks of mobile operators in the PRC and software and system integration services to a major Chinese mobile operator. The Company specializes in the development, marketing and distribution of consumer wireless value-added services and of mission critical mobile Internet management software systems to the mobile operators.

The Company was incorporated under the laws of the Cayman Islands on April 23, 2002. At the same time, the Company established Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”), a joint venture under the laws of the PRC, with Hurray! Solutions. Hurray! Times was converted into a wholly foreign owned enterprise in February 2003 under the laws of the PRC with an operating period of thirty years.

PRC regulations restrict direct foreign ownership of telecommunication service businesses in the PRC. In order to comply with these regulations while allowing foreign indirect participation, the Company conducts substantially all of its business through its variable interest entities: Hurray! Solutions, Beijing Cool Young Information Technology Co., Ltd (“Beijing Cool Young”), Beijing WVAS Solutions Ltd. (“WVAS Solutions”), Beijing Enterprise Network Technology Co. Ltd. (“Beijing Network”) and Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”).

Beijing Network was established on October 11, 2002 under the laws of the PRC with an operating period of 20 years and acquired by the Company in April 2004. In July 2004, Hurray! Solutions transferred its equity interest in Beijing Network to two PRC citizens. Beijing Palmsky was established on March 20, 2003 under the laws of the PRC with an operating period of 20 years and acquired by the Company in March 2004. In August 2004, Hurray! Solutions transferred its equity interest in Beijing Palmsky to two PRC citizens.

Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky (collectively “the Variable Interest Entities”) entered into various agreements with the Company, including domain name and license agreements and an exclusive cooperation agreement. Under these agreements, the Variable Interest Entities have the exclusive right to use certain domain and trade names of the Company, and the Company, through Hurray! Times, is the exclusive provider of technical and consulting services to the Variable Interest Entities. In return, the Variable Interest Entities are required to pay the Company licensing and service fees for the use of each domain name, trade name and for the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at the Company’s discretion depending on the level of service provided. The Company is entitled to receive service fees in an amount up to all of the net income of the Variable Interest Entities. The Company has also provided guarantees for bank credit facilities of $12,082,256 (RMB100 million) for Hurray! Solutions to satisfy its ongoing business requirements.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

In addition, the Company has been assigned all voting rights by the direct and indirect owners of the Variable Interest Entities through an agreement valid for ten years that cannot be amended or terminated except by written consent of all parties. Finally, the Company has the option to acquire the equity interest of the Variable Interest Entities.

The Company is the sole beneficiary of the Variable Interest Entities because all the variable interests are held by the Company and its related parties. The agreements described above provided for effective control of Hurray! Solutions to be transferred to the Company at January 1, 2003. Neither the Company nor Hurray! Times had any operating activity prior to entering into these agreements with Hurray! Solutions. As a result, the consolidated financial statements reflect the consolidation of Hurray! Solutions from January 1, 2003 and the consolidation of Beijing Network and Beijing Palmsky since they were acquired by the Company.

2.    ACQUISITIONS

(a)    On March 31, 2004, Hurray! Solutions acquired certain assets of Beijing Palmsky, a wireless interactive entertainment, media and community value-added services provider in exchange for cash of $529,623 and 10,672,000 ordinary shares having a value of $1,502,467. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market values at the date of acquisition. The aggregate purchase price of $2,032,090 consisted of the following:

Cash consideration	$529,623
Value of the ordinary shares issued	1,502,467

$2,032,090

Purchase price allocation:

		Amortization period
Net tangible assets acquired	$377,087

Intangible assets:
Software	245,000	1 to 5 years
Telecommunication value-added service license	42,000	4.5 years
In-process technology	36,000	None
Non-compete agreement	1,000	2 years
Goodwill	1,331,003

Total	$2,032,090

The Company recorded a charge of $36,000 at the date of acquisition in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”, for purchased in-process technology related to a development project that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain. The conclusion that the in-process development effort, or any material sub-component, had no alternative future use was reached in consultation with the Company’s management and Beijing Palmsky’s management.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(In U.S. dollars, unless otherwise stated)

2.    ACQUISITIONS (continued)

(b)    In April 2004, the Company acquired all of the outstanding common stock of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (collectively “Beijing Enterprise”), providers of wireless interactive entertainment, media and community value-added services, in exchange for $12,421,091 cash and 42,688,780 ordinary shares having a value of $6,000,000.

If the Company fails to complete its initial public offering by September 30, 2004, the Company is committed to repurchase 50% of the ordinary shares for cash consideration of $3 million, and if the Company fails to complete its initial public offering by December 31, 2004, the Company is committed to repurchase the remaining 50% of the ordinary shares for additional cash consideration of $3 million. If the fair value of the ordinary shares issued for this acquisition fails to reach $6 million upon the initial public offering, the Company must pay the difference between the value upon the initial public offering and $6 million within 5 business days after the initial public offering. Following an amendment to the acquisition agreement dated November 4, 2004, the Company repurchased and retired all of the 42,688,780 ordinary shares issued for $4,500,000. The repurchase reduced the purchase price and goodwill by $1,500,000.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market values at the date of acquisition. The aggregate purchase price of $17,119,738, including transaction costs of $198,647, is allocated as follows:

Purchase price allocation:

		Amortization period
Net tangible assets acquired	$1,257,980

Intangible assets:
Customer base	623,000	1 year
Non-compete agreement	57,000	2 years
Software content technology	19,000	3 months
Telecommunication value-added service license	17,000	3.5 years
Network service agreement	15,000	1 year
Goodwill	15,130,758

Total	$17,119,738

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

2.    ACQUISITIONS (continued)

(c) In January 2003, the Financial Accounting Standard Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised), which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004 unless the company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company has allocated the assumed net liabilities as follows:

		Amortization period
Liabilities assumed	$2,846,693

Recorded acquired intangible assets	$212,932
Customer base	133,761	1 year
Goodwill	2,500,000

Total	$2,846,693

(d) In February 2003, the Company’s shareholders purchased the entire interest of investors in Hurray! Solutions, who were the only investors in Hurray! Solutions that did not also have proportionate shareholdings in the Company. The consideration of $1,449,800 was paid in cash through a series of transactions designed to comply with PRC regulations. The Company’s shareholders contributed the minority interests acquired to the Company. Since the Company is the benefactor of the acquisition, it has been accounted for as a minority interest acquisition and shareholder contribution. This per share price represents the cash paid by the shareholders of Hurray! Holding for the minority interests in Hurray! Solutions. These minority interests were contributed by such shareholders to the Company in exchange for the right to purchase these ordinary shares of the Company. The Company issued 442,000,000 additional shares at $0.003 per share to all of its shareholders in proportion to the cash each shareholder contributed. The value of the minority interest in Hurray! Solutions at the time of the acquisition was zero. Because all assets had been recorded at fair value as a result of the initial application of FIN 46 (revised) on January 1, 2003, the entire consideration was recorded as goodwill.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)    Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and variable interest entities, Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network and Beijing Palmsky. All inter-company transactions and balances have been eliminated upon consolidation. The equity interests in variable interest entities which are not directly owned by the Company have been recorded in additional paid-in capital because the Company controls the voting rights and the economic benefits attributable to these interests. The Company has elected to apply FIN 46 (revised) and consolidate its variable interest entity, Hurray! Solutions, from January 1, 2003.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)    Restricted cash

Restricted cash represents a U.S. dollar bank account used to partially secure the short-term bank borrowings of the Company. Due to the PRC’s foreign exchange restrictions, Hurray! Solutions was unable to hold a U.S. dollar bank account. Accordingly, Wang, a shareholder of the Company, held the cash balance on behalf of Hurray! Solutions. In 2004, the Company converted the U.S. dollar cash balance into RMB, allowing the Company to hold the RMB cash balance directly, and the related bank loan was repaid.

(e)    Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include useful lives for plant and equipment, accruals for revenue adjustments, other liabilities, deferred taxes and stock-based compensation.

(f)    Significant risks and uncertainties

The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the mobile operators; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(g)    Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicles	5 years
Telecommunication equipment	3 years
Leasehold improvements	Over the lease term

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)    Acquired intangible assets, net

Acquired intangible assets consist of wireless value-added service technology (VASPANA Mobile Value Added Service Platform) and intangible assets acquired from Beijing Palmsky and Beijing Enterprise as described in Note 2, which are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the intangible assets’ useful lives. Accumulated amortization was $212,932, $488,652 and $1,139,310 at December 31, 2002, 2003 and 2004, respectively. The Company will record amortization expense of $252,849, $66,205, $57,745, $51,590 and $11,176 in the years ended 2005 through 2009, respectively.

(i)    Goodwill

Beginning in 2002, with the adoption of SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized, but instead tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. SFAS No. 142 requires the Company to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. SFAS No. 142 requires completion of this first step within the first six months of initial adoption and annually thereafter. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Upon the initial adoption, any impairment loss identified will be presented as a change in accounting principle, net of applicable income tax benefit, and recorded as of the beginning of that year. Subsequent to the initial adoption, any impairment loss recognized would be recorded as a charge to income from operations.

The Company performed the annual impairment test as of January 31, 2004 and there was no event as of December 31, 2004 that reduced the fair value of the Company’s reporting unit below the goodwill and intangible assets carrying amounts. Management will perform the annual goodwill impairment test as of January 31, 2005 to determine if there is any goodwill impairment.

As of December 31, 2002, 2003 and 2004, the Company had a goodwill balance of $nil, $3,949,800 and $20,411,784, respectively, which is not deductible for tax purposes and has been allocated to the wireless value-added services reporting segment.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)    Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(k)    Revenue recognition and cost of revenues

Wireless value-added services

Wireless value-added service revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone customers of the various subsidiaries of two Chinese mobile operators, China United Telecommunications Corporation (“China Unicom”) and China Mobile Communications Corporation (“China Mobile”) and their subsidiaries (collectively the “Mobile Operators”). Fees, negotiated by a network service agreement with the Mobile Operators and indicated in the message received on the mobile phone, for these services are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed net of business taxes of $116,000, $468,000 and $1,149,873 for 2002, 2003 and 2004, respectively.

The Company contracts with the Mobile Operators for the transmission of wireless services as well as for billing and collection services. The Mobile Operators provide the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.

The Company’s financial statements through December 31, 2003 reflect the Company’s actual revenues as they appear on the Mobile Operators’ statements. For the year ended December 31, 2004, the Company recognized approximately 5% of its 2G services on an estimated basis. With respect to the Company’s 2.5G services, the Mobile Operators allow the Company limited access to their transmission and billing system information to monitor if the Company’s services are actually delivered and paid for, which information the Company then uses to reconcile to its own internal records. In addition, the Mobile Operators in general provide the Company with monthly statements within a reasonable period after month end. Accordingly, the amount of estimated revenues for 2.5G services for the year ended December 31, 2004 and in future periods is insignificant.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)    Revenue recognition and cost of revenues (continued)

The Company measures its revenues based on the total amount paid by mobile phone customers, for which the Mobile Operators bill and collect on the Company’s behalf. Accordingly, the service fee paid to the Mobile Operators is included in the cost of revenues. In addition, in respect of 2G services, the Mobile Operators charge the Company a network fee based on a per message fee, which varies depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These network fees are likewise retained by the Mobile Operators and are reflected as cost of revenues.

The Company evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No.99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting the fees charged by the Mobile Operators. The Company records the gross amounts billed to its mobile phone customers, as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications, selection of suppliers, and bears credit risk relating to their transactions.

Software and system integration services

Software and system integration services are a total customized solution, which includes software license fees, system design, planning, consulting and integration, and in some cases hardware products and require significant modification and customization to meet the customers specifications outlined in the revenue contract. Revenue from software and system integration services is recognized on the percentage-of-completion method in accordance with Statement of Position (“SOP”) 81-1 based upon where the Company stands as to its stage of completion allowing for adjustments for any losses on the contract relating to overruns, except for revenues associated with the procurement of hardware which are recognized upon delivery. Provisions for estimated losses on contracts are made in the period in which the anticipated losses become known. Actual costs and gross margins on such contracts could differ from management’s estimates, and such differences could be material to the consolidated financial statements. The Company has segmented the revenue generated from the sale of hardware products from the remaining software and system integration services as required under the provisions of SOP 81-1. The Company submits separate proposals for each of the deliverables and the customer may accept the software and integration services without accepting the hardware. Values assigned to the hardware revenue segments is based on negotiated prices with the customers.

The Company evaluates the criteria outlined in EITF Issue 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of hardware revenues and related costs or the net amount earned after deducting the amounts paid to the supplier. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications and selection of suppliers and bears inventory and credit risk relating to the transaction.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)    Foreign currency translation

The Company uses the United States dollar (“U.S. dollar”) as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than U.S. dollars during the year are converted into US dollars at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income (loss) in the statements of shareholders’ equity (deficiency).

RMB is not fully convertible into U.S. dollars. The rate of exchange quoted by the Bank of China on December 31, 2004 was USD 1.00 = RMB 8.2765 (8.2773 and 8.2767 at December 31, 2002 and 2003, respectively).

(m)    Product development expenses

Product development expenses consist of content development expenses including compensation and related costs for employees associated with the development and programming of mobile data content and costs for the development of new software products and substantial enhancements to existing software products. These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

(n)    Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(o)    Comprehensive income (loss)

Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of shareholders’ equity (deficiency).

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)    Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued liabilities and other current liabilities approximate their fair values due to their short-term maturities.

(q)    Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $115,493, $276,232 and $361,923 in 2002, 2003 and 2004, respectively, and have been included in selling and marketing expenses.

(r)    Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company records a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using their estimated fair values.

Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair values at the grant dates, the Company’s pro forma income would have been as follows:

	Year ended December 31,
	2003	2004

Income attributable to ordinary shareholders as reported	$4,432,489	$17,200,050
Add: Employee stock compensation as reported	—	—
Less: Employee stock compensation determined using the fair value method	(114,670)	(689,087)

Pro forma income attributable to ordinary shareholders	$4,317,819	$16,510,963

Basic income per share:
As reported	$0.00	$0.01
Pro forma	0.00	0.01

Diluted income per share:
As reported	0.00	0.01
Pro forma	0.00	0.01

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)    Stock-based compensation (continued)

The fair value of each option grant and share granted is estimated on the date of grant using the Black-Scholes Option Pricing model with the following assumptions used for grants during the applicable period.

	Year ended December 31,
Option Grants	2003	2004

Average risk-free rate of return	3.54%	3.36%-3.45%
Weighted average expected option life	4 years	4 years
Volatility rate	95%	95%
Dividend yield	0%	0%

(s)    Income per share

Basic income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(t)    Segment reporting

The Company operates and manages its business in two segments, which are wireless value-added services and software and system integration services. The wireless value-added services currently consist of 2G services and 2.5G services.

The Company generates its revenues solely in the PRC, and accordingly, no geographical information is provided.

(u)    Recently issued accounting standards

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)    Recently issued accounting standards (continued)

Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on the Company’s financial position, cash flows or results of operations.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)    Recently issued accounting standards (continued)

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46(revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company has adopted the provisions of FIN 46 (revised) from January 1, 2003.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. The Company has adopted EITF No. 00-21 and it did not have a material impact on the Company’s financial position, cash flows or results of operations.

(v)    Unaudited pro forma information

The unaudited pro forma balance sheet information as of December 31, 2004 assumes the conversion upon the completion of the initial public offering of all Series A convertible preference shares outstanding as of December 31, 2004 into ordinary shares.

(w)    Unaudited pro forma income per share

Pro forma basic and diluted income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of all outstanding Series A convertible preference shares.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

4.    ACCOUNTS RECEIVABLE

Accounts receivable consist of:

	December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004

Billed receivables	$2,899,712	$6,953,551	$10,965,074
Unbilled receivables	36,838	937,970	917,919

	$2,936,550	$7,891,521	$11,882,993

Unbilled receivables represent amounts earned under software and system integration service contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time or completion of the projects. The Company anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet date.

5.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004

Staff advances and other receivables	$182,738	$32,681	$66,195
Advances to suppliers	3,378	147,226	121,333
Deferred offering costs	—	—	1,524,006
Prepaid expenses	10,991	47,862	421,422

	$197,107	$227,769	$2,132,956

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

6.    RELATED PARTY BALANCES AND TRANSACTIONS

Details of amounts due from and to related parties as of December 31, 2002, 2003 and 2004 are as follows:

(a)    Amounts due from related parties, which were non-interest bearing, unsecured and had no specific terms of repayment, consist of the following:

	December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004

Hurray! Times	131,905	—	—

	$131,905	$—	$—

(b)    Amounts due to related parties, which were non-interest bearing, unsecured and repayable on demand, consist of the following:

	December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004

Hurray! Times	715,056	—	—

	$715,056	$—	$—

(c)    In 2002, Hurray! Solutions restructured its advance to Bit Tech, an investor of Hurray! Solutions, of $888,046. Hurray! Solutions agreed with Bit Tech and Hua Wei Si Technical Development Co., Ltd (“Hua Wei Si”), a company related to Bit Tech, that Hurray! Solutions would transfer the entire amount of the advance from Bit Tech to Hua Wei Si in repayment of Hurray! Solutions’ amounts due to Hua Wei Si of $604,113. The resulting difference of $283,933 was recorded as a deemed dividend.

(d)    At December 31, 2002, Bit Tech had partially guaranteed Hurray! Solutions’ short-term bank borrowings. Bit Tech had guaranteed $4,641,610 of the $6,161,429 outstanding short-term bank borrowings in 2002.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

7.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of:

	December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004

Furniture and office equipment	$741,052	$1,245,876	$2,284,581
Motor vehicles	106,159	89,314	165,889
Telecommunication equipment	1,174,760	2,156,813	2,954,629
Leasehold improvements	—	180,152	321,946

	2,021,971	3,672,155	5,727,045
Less: accumulated depreciation and amortization	(993,621)	(1,775,123)	(3,110,062)

	$1,028,350	$1,897,032	$2,616,983

8.    SHORT-TERM BORROWINGS

At December 31, 2002, short-term bank loans consisted of four bank loans of $2,174,622, $1,449,748, $1,328,936 and $1,208,123, repayable on May 23, 2003, May 29, 2003, March 10, 2003 and June 11, 2003 and bore interest at 5.84%, 5.84%, 5.04% and 5.04% per annum, respectively.

At December 31, 2003, short-term bank loans consisted of five bank loans of $2,174,779, $1,449,852, $1,329,031, $1,208,210 and $604,104, repayable on February 23, 2004, April 18, 2004, March 10, 2004, April 21, 2004 and January 15, 2004 and bore interest at 5.84%, 5.84%, 5.31%, 5.84% and 5.84% per annum, respectively.

At December 31, 2004, short-term bank loans consisted of three bank loans of $604,120, $845,768 and $1,208,240, repayable on February 4, 2005, April 19, 2005 and April 21, 2005, respectively, and bore interest at 5.84%.

Short-term bank loans of $4,641,610 in 2002 were guaranteed by Bit Tech, a former shareholder of Hurray! Solutions. Short-term bank loans of $5,436,945 and $2,658,128 as of December 31, 2003 and 2004, respectively, were guaranteed by Hurray! Times and Beijing Network. The balance of the loans, $1,519,819, $1,329,031 and $nil as of December 31, 2002, 2003 and 2004, respectively, was guaranteed by Wang, a shareholder of the Company, with a pledge of restricted cash as disclosed in Note 3(d). These guarantees were provided at no cost to the Company.

Interest expense and the average interest rate for 2002, 2003 and 2004 were $369,702 and 5.44%, $389,673 and 5.73%, and $312,440 and 5.84%, respectively.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

9.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004

Accrued payroll	$759,433	$1,027,822	$452,582
Value-added tax payable	403,467	595,665	875,479
Other accrued expenses	932,527	419,984	888,797
Accrued welfare benefits	292,880	282,078	249,404
Business tax payable	19,601	119,730	208,647
Other taxes payable	8,647	73,081	74,629

	$2,416,555	$2,518,360	$2,749,538

The Company’s PRC subsidiaries are subject to value-added tax at a rate of 17% on revenues from procurement of hardware on behalf of customers and revenues from software and system integration services. Value-added tax payable on revenues is computed net of value-added tax paid on purchases.

The Company’s PRC subsidiaries are also subject to business tax at a rate of 3% on wireless value-added services revenues.

10.    INCOME TAXES

The Company is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on the PRC taxable income. However, preferential tax treatment of Hurray! Times and the Company’s variable interest entities in the PRC as “high technology” companies has been agreed with the relevant tax authorities, and accordingly, they are entitled to a tax rate of 15%. In addition, they are entitled to a three-year exemption from income tax, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC. These preferential tax arrangements will expire at various dates between 2005 and 2008.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

10.    INCOME TAXES (continued)

The principal components of the deferred tax assets are as follows:

	December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)	2003	2004

Deferred tax assets:
Net operating loss carry forwards	$460,897	$310,605	$439,729
Depreciation and amortization	6,006	77,943	234,125

Deferred tax assets	466,903	388,548	673,854
Valuation allowance	(466,903)	(388,548)	(673,854)

Deferred tax assets, net	$—	$—	$—

A reconciliation between statutory income tax rate and the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2002 (Predecessor Entity —Hurray! Solutions Ltd.)	2003	2004

Statutory tax rate	15.0%	15.0%	15.0%
Effect of tax holiday	—	(7.5%)	(7.5%)
Non-deductible stock-based compensation	—	0.3%	0.1%
Other non-deductible expenses / non-taxable income	—	(6.1%)	(9.3%)
Change in valuation allowance	(15.0%)	(1.7%)	1.7%

Effective tax rate	—	—	—

At December 31, 2004, tax loss carry forwards amounted to approximately $2.9 million, $2.0 million of which will expire in 2007 and $0.9 million will expire in 2009. A valuation allowance of $466,903, $388,548 and $673,854 has been established as of December 31, 2002, 2003 and 2004, respectively, as it is considered more likely than not that the relevant deferred tax will not be realized. The valuation allowance as of December 31, 2003 decreased from 2002 because the Company has utilized a portion of the net operating loss carryforwards to offset against taxable income generated in 2003. The valuation allowance increased in 2004 due to the tax loss carry forwards of the entities acquired in 2004.

11.    SHAREHOLDERS’ EQUITY (DEFICIENCY)

Ordinary Shares

In 2002, Hurray! Solutions issued capital to a new investor for cash proceeds of $1,065,655.

In 2002, Hurray! Solutions repurchased capital from an investor for $241,645.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

11.    SHAREHOLDERS’ EQUITY (DEFICIENCY) (continued)

In 2003, the Company issued 442,000,000 ordinary shares at a price per share of $0.003 in connection with the establishment of the Company. This per share price represents the $0.001 issue price of the shares and the value of the cash paid by the shareholders of Hurray! Holding for the minority interests in Hurray! Solutions. These minority interests were contributed by such shareholders to Hurray! Holding in exchange for the right to purchase these ordinary shares of Hurray! Holding. The shareholders’ payments to the minority interest holders of $1,449,800 have been accounted for as additional paid-in capital because the Company is the primary benefactor of the acquisition.

The Company issued 10,672,000 ordinary shares to acquire Beijing Palmsky at a price per share of $0.14 in March 2004, which was the acquisition date for accounting purposes. The closing of the transaction occurred in May 2004. Of that purchase price, $0.00005 per share is payable in cash, with the remaining amount recorded in additional paid-in capital.

The Company issued 42,688,780 ordinary shares to acquire Beijing Enterprise at a price per share of $0.14 in April 2004, which was the acquisition date for accounting purposes. The closing of the transaction occurred in May 2004. The shares issued were repurchased by the Company on November 4, 2004 for $4,500,000.

On July 9, 2004, shareholders of the Company approved a 20-for-1 stock split of the Company’s ordinary shares and an increase of 2,840,000,000 ordinary shares authorized for issuance, with immediate effect. The ordinary share split and increase in authorized ordinary share capital have been retroactively applied to all periods presented.

Preference Shares

In 2003, the Company issued 12,347,966 Series A convertible preference shares and warrants to purchase 8,786,077 Series A convertible preference shares for cash proceeds of $8,000,000. The accounting treatment requires a beneficial conversion feature on the Series A convertible preference shares to be calculated. The proceeds received in the Series A offerings were first allocated between the convertible instrument and the warrants on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of deemed dividends on Series A convertible preference shares of $153,250. The deemed dividends are amortized from the commitment date to the earliest conversion date of March 31, 2004. Amortization of the deemed dividends was $113,333 and $39,917 for 2003 and 2004, respectively.

On April 30, 2004, pursuant to the Series A convertible preference share agreement, the Company exercised its clawback rights to repurchase and retire 1,122,546 shares of Series A convertible preference shares at $0.001 per share.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

11.    SHAREHOLDERS’ EQUITY (DEFICIENCY) (continued)

The significant terms of the above Series A convertible preference shares are as follows:

Conversion:

Each Series A convertible preference share is convertible into one ordinary share at a conversion price equal to the original purchase price for Series A convertible preference shares at the option of the holder at any time after the date of issuance of such shares, or is automatically converted at the consummation of the Company’s sale of ordinary shares in an underwritten initial public offering at the then prevailing conversion price subject to adjustment for dilution, including but not limited to stock splits, in accordance with the conversion provisions in the Company’s Articles of Incorporation.

Voting rights:

Each Series A convertible preference share has voting rights equivalent to the number of ordinary shares into which it is convertible.

Dividends:

The holder of each Series A convertible preference share is entitled to receive dividends when and if declared by the Board of Directors. From inception of the Company through December 31, 2004, no dividends have been declared.

Liquidation preference:

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A convertible preference shares shall be paid an amount equal to the aggregate original purchase price (the “Liquidation Amount”). If the assets to be distributed among the holders of Series A convertible preference shares shall be insufficient to permit payment to holders of Series A convertible preference shares of an aggregate amount equal to the Liquidation Amount, the entire assets of the Company to be distributed shall be distributed pro rata among the holders of Series A convertible preference shares. Subsequently, the remaining liquidation proceeds shall be distributed pro rata amongst all the shareholders, including the holders of Series A convertible preference shares, in accordance with each shareholder’s respective shareholding percentage and with each preference share participating as if converted into ordinary shares.

12.    STOCK OPTIONS

The Company’s 2002, 2003 and 2004 stock option plans (the “Plans”) allow the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Options to purchase 242,222,000 ordinary shares are authorized under the Plans. Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value as determined by the Board of Directors and expire 10 years from the date of grant and generally vest over 3-4 years. As of December 31, 2004, 151,374,220 options to purchase ordinary shares were outstanding and options to purchase 80,000,000 ordinary shares were available for future grant.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

12.    STOCK OPTIONS (continued)

Subsequent to the dates of grant, the Company obtained a valuation analysis performed by an independent appraiser to reassess the determination of the fair market value of the Company’s ordinary shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. The Company has not recognized a compensation expense in the consolidated financial statements for employee arrangements since the exercise prices were equal to or greater than the fair market values at the dates of grant.

A summary of the stock option activity is as follows:

	Ordinary shares
	Number of options	Weighted average exercise price
Granted	49,512,000	$0.025

Options outstanding at December 31, 2002	49,512,000	$0.025
Granted	47,212,000	$0.071
Cancelled	(660,000)	$0.036

Options outstanding at December 31, 2003	96,064,000	$0.047
Granted	65,498,000	$0.120
Cancelled	(10,187,780)	$0.096

Options outstanding at December 31, 2004	151,374,220	$0.075

The weighted average per-share fair value of options as of the grant dates was as follows:

	Year ended December 31,
	2002	2003	2004

Ordinary shares	$0.012	$0.003	$0.015

The following table summarizes information with respect to stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Ordinary shares:
$0.025	47,622,720	7.75 years	$0.025	42,072,720	$0.025
$0.071	44,969,500	8.5 years	$0.071	34,724,500	$0.071
$0.117	50,928,000	9 years	$0.117	23,232,000	$0.117
$0.141	7,854,000	9.25 years	$0.141	—	—

Total	151,374,220			100,029,220

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

12.    STOCK OPTIONS (continued)

In 2002, the Company granted 3,000,000 options to purchase ordinary shares to an external consultant in exchange for certain services, which vest over 3 years. The Company recorded compensation expense of $7,654 and $59,835 in 2002 and 2003, respectively, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

	2002	2003
Average risk free rate of return	4.51%	4.51%
Weighted average expected option life	3 years	2 years
Volatility rate	95%	95%
Dividend yield	0%	0%

These options were amended as of January 1, 2004 to vest immediately. As a result, the Company recorded the remaining compensation expense of $70,698 in 2004.

At January 1, 2003, the Company remeasured options issued to employees of Hurray! Solutions in 2002. No compensation expense resulted.

In 2003, the Company granted 29,000,000 options to purchase ordinary shares to its external consultants and a member of the board of directors in exchange for past services, which vest immediately. The Company recorded compensation expense of $93,721 in 2003, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	3.54%
Weighted average expected option life	1 year
Volatility rate	95%
Dividend yield	0%

In January 2004, the Company granted 14,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vest immediately. The Company recorded compensation expense of $210,488 in 2004, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	1.29%
Weighted average expected option life	9 months
Volatility rate	95%
Dividend yield	0%

Ordinary shares reserved for future issuance

At December 31, 2004, the Company reserved ordinary shares for future issuance of the following:

Conversion of outstanding preference shares	260,000,000
Issuance of stock options under the stock option plans	231,374,220

491,374,220

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

13.    WARRANTS

In conjunction with the Series A convertible preference share agreements, the Company granted 3,087,000 warrants to purchase Series A convertible preference shares (the “Performance Warrants”). The Performance Warrants had an exercise price of $0.001 per share and were exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials if the Company’s consolidated net income for 2003 did not exceed $2.8 million. The number of warrants could be partially or entirely cancelled if the Company met certain specified performance targets in 2003. If consolidated net income reached $3.5 million then all warrants would be cancelled. All Performance Warrants were cancelled as of December 31, 2003.

In addition, the Company also granted warrants to purchase 5,699,077 Series A convertible preference shares to a holder of such shares (the “Fidelity Warrants”). The Fidelity Warrants had an exercise price of $0.70186 per share and became exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials. The Fidelity Warrants were not subject to any reduction or cancellation clause. On April 7, 2004, the holders of these warrants exercised them and purchased Series A convertible preference shares for a total purchase price of $3,999,955.

The fair value of the warrants was approximately $2.3 million at the grant date, estimated on the basis of the Black-Scholes Pricing model with the following assumptions:

Expected price volatility range	95%
Risk-free interest rate	3.54%
Expected dividend payment rate as a percentage of the stock price on the date of grant	0%
Contractual life of the warrants	1 year

14.    SEGMENT INFORMATION

The Company derives revenues principally from providing wireless value-added services and software and system integration services, which are its two reportable segments. The Company’s chief executive officer regularly reviews the operating results and makes resource allocation decisions using the discrete financial information relating to these two reporting units. The wireless value-added services are delivered through the 2.5G mobile network, including wireless access protocol (“WAP”), and 2G technology platforms, including short messaging services (“SMS”) and interactive voice response (“IVR”). The software and system integration services include the design, development, licensing fee, hardware, installation and after sale support of the Company’s VASPro services provisioning and management software platform. The Company believes it operates in two segments, and all financial segment information can be found in the consolidated financial statements.

Geographic Information

The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

15.    INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year ended December 31,
	2003	2004

Income attributable to holders of ordinary shares (numerator), basic and diluted	$4,432,489	$17,200,050

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	1,088,810,959	1,208,512,142

Weighted average ordinary shares outstanding used in computing diluted income per share	1,343,606,622	1,572,887,775

Income per share, basic	$0.00	$0.01

Income per share, diluted	$0.00	$0.01

Shares used in computing pro forma per share amounts on an as converted basis:
Basic	1,252,210,071	1,523,904,733

Diluted	1,343,606,622	1,572,887,775

Pro forma income per share on an as converted basis:
Basic	$0.00	$0.01

Diluted	$0.00	$0.01

Income per share has not been presented for Hurray! Solutions as it did not issue shares.

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

16.    CONCENTRATIONS

(a)    Dependence on Mobile Operators

The revenues of the Company are derived from network service agreements with the Mobile Operators, China Unicom and China Mobile. The Mobile Operators are entitled to a service and network fee for the transmission of wireless value-added services as well as for the billing and collection of services. If the contractual relationships with either Mobile Operator in the PRC are terminated or scaled-back, or if the Mobile Operators alter the network service agreements in a way that is adverse to the Company, the Company’s wireless value-added service business would be adversely affected.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

16.    CONCENTRATIONS (continued)

(a)    Dependence on Mobile Operators (continued)

Revenues generated from the mobile phone customers through China Unicom and China Mobile, together with revenues from software and system integration services provided to China Unicom, were as follows:

	Year ended December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)		2003		2004

	Revenues	%	Revenues	%	Revenues	%
China Unicom	$9,921,031	94%	$19,212,724	83%	$43,896,424	82%
China Mobile	$591,739	6%	$3,910,544	17%	$9,543,933	18%

Accounts receivable due from the mobile phone customers through China Unicom and China Mobile, together with receivables from China Unicom under software and system integration contracts, were as follows:

	December 31,
	2002 (Predecessor Entity — Hurray! Solutions Ltd.)		2003		2004

	Accounts receivable	%	Accounts receivable	%	Accounts receivable	%

China Unicom	$2,672,906	91%	$7,080,434	90%	$9,825,276	83%
China Mobile	$263,644	9%	$811,087	10%	$2,057,717	17%

(b)    Credit risk

The Company depends on the billing systems of the Mobile Operators to charge the mobile phone customers through mobile phone bills and to collect payments from customers. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

17.    MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $300,313, $577,664 and $824,793 for the years ended December 31, 2002, 2003 and 2004, respectively.

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 (PREDECESSOR ENTITY — HURRAY! SOLUTIONS LTD.), 2003 AND 2004

(in U.S. dollars, unless otherwise stated)

17.    MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION (continued)

payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to general and administrative expenses. For the years ended December 31, 2002, 2003 and 2004, the Company’s PRC subsidiaries and affiliates made appropriations to the general reserve fund of $nil, $196,340 and $1,454,966, respectively. The PRC subsidiaries elected not to make any appropriations to the enterprise expansion fund and staff bonus and welfare fund in any of the periods presented. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company. As of December 31, 2004, restricted net assets were approximately $46.6 million.

18.    COMMITMENTS AND CONTINGENCIES

Operating leases as lessor

The Company leases certain office premises under non-cancelable leases, which expire in 2006. Rent expense under operating leases for 2002, 2003 and 2004 was $437,490, $433,002 and $900,552, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

December 31,
2005	$875,547
2006	565,346

Total	$1,440,893

Litigation

In September 2004, Beijing Dingxin Investment Co., Ltd. initiated a lawsuit in the Beijing No.1 Intermediate People’s Court against Hurray! Solutions seeking the repayment of a debt in the amount of RMB5.0 million owed to a third party, Hua Wei Si Technical Development Co., Ltd. (“Hua Wei Si”). The suit alleges that Hua Wei Si did not properly exercise its creditor’s rights against Hurray! Solutions pursuant to a loan from Hua Wei Si to Hurray! Solutions’ predecessor made in November 2000 in the same amount. Hua Wei Si and the predecessor of Hurray! Solutions were affiliated companies and were both under the control of Bit Tech when such loan was made. Hurray! Solutions intends to vigorously defend itself in this suit, although it can not predict the ultimate outcome at this time.

*****

SCHEDULE 1

These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

HURRAY! HOLDING CO., LTD.

FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

(in U.S. dollars, except share data)

	December 31,
	2002	2003	2004
Assets
Current assets:
Cash and cash equivalents	$9,566	$5,381,033	$418,267
Prepaid expenses and other current assets	120,000	—	555,993
Amounts due from related parties	240,000	183,144	—

Total current assets	369,566	5,564,177	974,260
Investments in subsidiaries and affiliates	483,000	7,722,195	40,065,048

Total assets	$852,566	$13,286,372	$41,039,308

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	$—	$37,274	$211,161
Amounts due to related parties	—	—	4,556,596

Total current liabilities	—	37,274	4,767,757

Shareholders’ equity:
Series A convertible preference shares ($0.001 par value; 22,000,000 shares authorized; nil, 12,347,966 and 16,924,497 shares issued and outstanding as of December 31, 2002, 2003 and 2004, respectively; liquidation value $12,000,000)	—	12,348	16,925
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 734,000,000, 1,176,000,000 and 1,186,672,000 shares issued and outstanding as of December 31, 2002, 2003 and 2004 respectively)	36,700	58,800	59,334
Warrants	—	2,287,966	—
Subscription receivable	(35,000)	(50,880)	(50,880)
Additional paid-in capital	1,203,630	6,861,139	14,966,397
Retained earnings (accumulated deficiency)	(352,764)	4,079,725	21,279,775

Total shareholders’ equity	852,566	13,249,098	36,271,551

Total liabilities and shareholders’ equity	$852,566	$13,286,372	$41,039,308

HURRAY! HOLDING CO., LTD.

FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

(in U.S. dollars)

	Period from April 23, 2002 (date of incorporation) to December 31, 2002	Year ended December 31,
		2003	2004
Operating expenses
Selling and marketing	$—	$—	$103,480
General and administrative	573	20,664	103,646
Stock-based compensation	355,330	153,556	281,186

Loss from operations	(355,903)	(174,220)	(488,312)
Interest income (expense)	3,139	(865)	341
Equity in earnings of subsidiaries and affiliates	—	4,720,907	17,727,938

Net income (loss)	(352,764)	4,545,822	17,239,967
Deemed dividends on Series A convertible preference shares	—	(113,333)	(39,917)

Income (loss) attributable to holders of ordinary shares	$(352,764)	$4,432,489	$17,200,050

HURRAY! HOLDING CO., LTD.

FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

(in U.S. dollars, except share data)

	Series A convertible preference shares		Ordinary shares		Warrants	Subscription receivable	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total shareholders’ equity
	Shares	Amount	Shares	Amount
Issuance of ordinary shares	—	$—	734,000,000	$36,700	$—	$(35,000)	$848,300	$—	$850,000
Stock options issued to non-employees	—	—	—	—	—	—	355,330	—	355,330
Net loss	—	—	—	—	—	—	—	(352,764)	(352,764)

Balance as of December 31, 2002	—	—	734,000,000	36,700	—	(35,000)	1,203,630	(352,764)	852,566
Issuance of ordinary shares	—	—	442,000,000	22,100	—	(15,880)	—	—	6,220
Issuance of Series A convertible preference shares (net of share issuance costs of $309,066)	12,347,966	12,348	—	—	2,287,966	—	5,390,620	—	7,690,934
Stock options issued to non-employees	—	—	—	—	—	—	153,556	—	153,556
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	113,333	(113,333)	—
Net income	—	—	—	—	—	—	—	4,545,822	4,545,822

Balance as of December 31, 2003	12,347,966	$12,348	1,176,000,000	$58,800	$2,287,966	$(50,880)	$6,861,139	$4,079,725	$13,249,098
Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise	—	—	53,360,780	2,668	—	—	7,499,799	—	7,502,467
Repurchase of ordinary shares related to acquisition of Beijing Enterprise	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	(6,000,000)
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	3,999,955
Repurchase of Series A convertible preference shares	(1,122,546)	(1,122)	—	—	—	—	—	—	(1,122)
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	281,186
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	—
Net income	—	—	—	—	—	—	—	17,239,967	17,239,967

Balance as of December 31, 2004	16,924,497	$16,925	1,186,672,000	$59,334	$—	$(50,880)	$14,966,397	$21,279,775	$36,271,551

HURRAY! HOLDING CO., LTD.

FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

(in U.S. dollars)

	Period from April 23, 2002 (date of incorporation) to December 31, 2002	Year ended December 31,
		2003	2004
Operating activities:
Income (loss) attributable to holders of ordinary shares	$(352,764)	$4,432,489	$17,200,050
Deemed dividends on Series A convertible preference shares	—	113,333	39,917

Net income (loss)	(352,764)	4,545,822	17,239,967
Adjustments to reconcile net income (loss) to cash used by operating activities:
Stock-based compensation expense	355,330	153,556	281,186
Equity in earnings of subsidiaries and affiliates	—	(4,720,907)	(17,727,938)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(120,000)	120,000	(177,200)
Amounts due from related parties	(240,000)	56,856	183,144
Accrued expenses and other current liabilities	—	37,274	(26,113)
Amounts due to related parties	—	—	56,596

Net cash provided by (used in) operating activities	(357,434)	192,601	(170,358)

Investing activities:
Investment in subsidiaries	(483,000)	(2,518,288)	(8,612,448)

Net cash used in investing activities	(483,000)	(2,518,288)	(8,612,448)

Financing activities:
Proceeds from the issuance of ordinary shares	850,000	6,220	—
Proceeds from the issuance of Series A convertible preference shares	—	7,690,934	—
Payment to repurchase Series A convertible preference shares	—	—	(1,122)
Proceeds from exercise of warrants to repurchase Series A convertible preference shares	—	—	3,999,955
Deferred offering costs			(178,793)

Net cash provided by financing activities	850,000	7,697,154	3,820,040

Net increase (decrease) in cash and cash equivalents	9,566	5,371.467	(4,962,766)
Cash and cash equivalents, beginning of period	—	9,566	5,381,033

Cash and cash equivalents, end of period	$9,566	$5,381,033	$418,267

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hurray! Holding Co., Ltd.

We have audited the accompanying consolidated balance sheet of Hurray! Holding Co., Ltd. and its subsidiary (the “Company”) at December 31, 2002 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the period from April 23, 2002 (date of incorporation) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiary at December 31, 2002 and the results of their operations and their cash flows for the above stated period in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

April 15, 2004 (July 9, 2004 as to Note 8)

HURRAY! HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2002

(In U.S. dollars, except share data)

Assets
Current assets:
Cash and cash equivalents	$15,923
Prepaid expenses and other current assets	120,150
Amounts due from a related party	715,056

Total current assets	851,129
Equipment	348,906

Total assets	$1,200,035

Liabilities and shareholders’ equity
Current liabilities:
Amounts due to a related party	$131,543

Minority interest	217,000

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 734,000,000 shares issued and outstanding)	36,700
Subscription receivable	(35,000)
Additional paid-in capital	1,203,630
Accumulated deficiency	(352,764)
Accumulated other comprehensive loss	(1,074)

Total shareholders’ equity	851,492

Total liabilities and shareholders’ equity	$1,200,035

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF

INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars, except share data)

Operating expenses:
General and administrative	$573
Stock-based compensation	355,330

Loss from operations	(355,903)
Interest income	3,139

Net loss	$(352,764)

Net loss per share, basic	$(0.00)

Net loss per share, diluted	$(0.00)

Shares used in calculating basic net loss per share	732,473,469

Shares used in calculating diluted net loss per share	732,473,469

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE LOSS

FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars, except share data)

	Ordinary shares		Subscription receivable	Additional paid-in capital	Accumulated deficiency	Accumulated other comprehensive loss	Total shareholders’ equity	Comprehensive loss
	Shares	Amount
Issuance of ordinary shares	734,000,000	$36,700	$(35,000)	$848,300	$—	$—	$850,000	$—
Stock options issued to non-employees	—	—	—	355,330	—	—	355,330	—
Foreign currency translation adjustment	—	—	—	—	—	(1,074)	(1,074)	(1,074)
Net loss	—	—	—	—	(352,764)	—	(352,764)	(352,764)

Balance as of December 31, 2002	734,000,000	$36,700	$(35,000)	$1,203,630	$(352,764)	$(1,074)	$851,492	$(353,838)

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF

INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars, except share data)

Operating activities:
Net loss	$(352,764)
Adjustments to reconcile net loss to net cash used in by operating activities:
Stock-based compensation	355,330
Increase in prepaid expenses and other current assets	(120,150)

Net cash used in operating activities	(117,584)

Financing activities:
Proceeds from the issuance of ordinary shares	850,000
Advances to a related party	(715,419)

Net cash provided by financing activities	134,581

Net increase in cash and cash equivalents	16,997
Cash and cash equivalents, beginning of period	—
Effect of exchange rate changes	(1,074)

Cash and cash equivalents, end of period	$15,923

Supplemental disclosure of cash flow information:
Interest paid	$—

Income taxes paid	$—

Supplemental disclosure of non-cash financing activities:
Equipment received from an investor in exchange for owners’ equity in Hurray! Times	$348,906

Ordinary shares issued to shareholders for subscription receivable	$35,000

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF

INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars unless otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Hurray! Holding Co., Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on April 23, 2002. The Company established a joint venture, Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”), on September 17, 2002 under the laws of the People’s Republic of China (the “PRC”) with an operating period of thirty years. The Company holds 69% of registered capital of Hurray! Times, and the remaining 31% is held by Hurray! Solutions Ltd., a related party.

The Company and Hurray! Times were formed to facilitate foreign investment in a business to provide wireless value-added services to mobile phone users delivered over the networks of mobile operators in the PRC and software and system integration services to a major Chinese mobile operator. The Company’s business plan is to specialize in the development, marketing and distribution of consumer wireless value-added services and of mission critical mobile Internet management software systems to the mobile operators.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)    Basis of consolidation

The consolidated financial statements include the financial statements of the Company and Hurray! Times. All inter-company transactions and balances have been eliminated upon consolidation.

(c)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)    Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include useful lives for property and equipment and stock-based compensation.

(e)    Equipment

The Company did not record depreciation expense as its equipment was not put into productive use until it was transferred to Hurray! Solutions Ltd. in 2003.

HURRAY! HOLDING CO., LTD.

FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF

INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars unless otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)    Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(g)    Foreign currency translation

The Company has determined that the United States dollar (“U.S. dollar”) is its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of Hurray! Times are maintained in Renminbi (“RMB”), which is its functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive loss in the statement of shareholders’ equity.

RMB is not fully convertible into U.S. dollars. The rate of exchange quoted by the Bank of China on December 31, 2002 was USD 1.00 = RMB 8.2773.

(h)    Comprehensive loss

Comprehensive loss includes foreign currency translation adjustments. Comprehensive loss is reported in the statement of shareholders’ equity.

(i)    Fair value of financial instruments

Financial instruments include cash and cash equivalents. The carrying values of such financial instruments approximate their fair values due to their short-term maturities.

(j)    Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of diluted net loss per ordinary share, as their effect would be anti-dilutive.

HURRAY! HOLDING CO., LTD.

FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF

INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars unless otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)    Recently issued accounting standards

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 is not expected to have a material impact on the Company’s financial position, cash flows or results of operations.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 is not expected to have a material impact on the Company’s financial position, cash flows or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable

HURRAY! HOLDING CO., LTD.

FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF

INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars unless otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)    Recently issued accounting standards (continued)

interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company adopted the provisions in 2003.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 is not expected to have a material impact on the Company’s financial position, cash flows or results of operations.

3.    RELATED PARTY BALANCES

Amounts due from a related party of $715,056 consists of short-term advances to Hurray! Solutions Ltd., which were non-interest bearing, unsecured and had no specific terms of repayment.

Amounts due to a related party of $131,543 consist of an over contribution of assets by Hurray! Solutions Ltd., upon formation of the Company. This amount was settled in 2003.

4.    INCOME TAXES

The Company is a tax-exempted company incorporated in the Cayman Islands. Hurray! Times incorporated in the PRC is governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on the PRC taxable income. However, preferential tax treatment of Hurray! Times as a “high technology” company has been agreed with the relevant tax authorities. Hurray! Times is entitled to a preferential tax rate of 15% and is entitled to a three-year exemption from income tax commencing in 2003, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC.

5.    SHAREHOLDERS’ EQUITY

In 2002, the Company issued 734,000,000 ordinary shares for proceeds of $885,000, with $35,000 outstanding as a subscription receivable at December 31, 2002. Holders of ordinary shares have voting rights and are entitled to receive dividends when and if declared by the Board of Directors. From inception of the Company through December 31, 2002, no dividends had been declared.

HURRAY! HOLDING CO., LTD.

FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF

INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars unless otherwise noted)

6.    STOCK OPTIONS

The Company’s 2002 stock option plan (the “Plan”) allows the Company to offer incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 100,000,000 ordinary shares are authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to or greater than the fair market value as determined by the Board of Directors and expire 10 years from the date of grant and vest over 3 years. As of December 31, 2002, options to purchase 49,512,000 ordinary shares were outstanding and options to purchase 50,488,000 ordinary shares were available for future grants.

In 2002, the Company did not issue any options to employees.

In 2002, the Company granted 27,000,000 options with an exercise price of $0.025 to purchase ordinary shares to its external consultants in exchange for past services, which vest immediately. The Company recorded compensation expense of $310,324 in 2002, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	4.51%
Weighted average expected option life	2 years
Volatility rate	95%
Dividend yield	0%

In 2002, the Company granted 19,512,000 and 3,000,000 options with an exercise price of $0.025 to purchase ordinary shares to non-employees and to an external consultant, respectively, in exchange for certain services, which vest over 3 years. The Company recorded compensation expense of $45,006 in 2002, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	4.51%
Weighted average expected option life	3 years
Volatility rate	95%
Dividend yield	0%

Since these are performance based options vesting over a period of 3 years, a measurement date has not occurred. Accordingly, the fair market values of the options have been recorded at December 31, 2002 and this will continue until the options vest at which time each option relating to the vested portion is adjusted for the last time to its then-current fair value. The Company has recorded the vested portion of the option as compensation expense in the corresponding period.

HURRAY! HOLDING CO., LTD.

FOR THE PERIOD FROM APRIL 23, 2002 (DATE OF

INCORPORATION) TO DECEMBER 31, 2002

(In U.S. dollars unless otherwise noted)

7.    NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss:

Net loss (numerator), basic and diluted	$(352,764)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net loss per share	732,473,469

Weighted average ordinary shares outstanding used in computing diluted net loss per share	732,473,469

Net loss per share, basic	$(0.0005)

Net loss per share, diluted	$(0.0005)

For 2002, the Company had 49,512,000 options to purchase ordinary shares outstanding, which could potentially dilute the basic earnings per share in the future but were excluded from the computation of diluted net loss per share in 2002 as their effects would have been antidilutive.

8.    SUBSEQUENT EVENT

On July 9, 2004, shareholders of the Company approved a 20-for-1 stock split of the Company’s ordinary shares and an increase of 2,840,000,000 ordinary shares authorized for issuance, with immediate effect. The ordinary share split and increase in ordinary share capital have been retroactively applied to the period presented.

* * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Owners of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd.:

We have audited the accompanying combined balance sheets of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (collectively the “Companies”) as of December 31, 2002 and 2003 and the related combined statements of operations, owners’ equity and comprehensive income (loss), and cash flows for the period from June 27, 2002 (date of incorporation) to December 31, 2002 and for the year ended December 31, 2003. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. as of December 31, 2002 and 2003 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

April 15, 2004

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

COMBINED BALANCE SHEETS

	December 31,		March 31, 2004
	2002	2003
	(in U.S. dollars)		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$357,675	$477,892	$633,150
Accounts receivable	6,228	189,987	489,883
Amounts due from a related party	76,790	217,478	302,038
Prepaid expenses	5,660	3,096	3,504

Total current assets	446,353	888,453	1,428,575
Rental deposits	1,174	33,114	34,488
Property and equipment, net	17,993	121,761	152,308

Total assets	$465,520	$1,043,328	$1,615,371

Liabilities and owners’ equity
Current liabilities:
Accounts payable	$—	$39,701	$47,558
Accrued expenses and other current liabilities	13,421	75,975	265,886
Amounts due to a related party	28,757	67,718	85,029

Total current liabilities	42,178	183,394	398,473

Commitments (Note 11)

Owners’ equity:
Paid-in capital	507,261	507,261	507,261
Retained earnings (accumulated deficiency)	(83,957)	352,585	709,592
Accumulated other comprehensive income	38	88	45

Total owners’ equity	423,342	859,934	1,216,898

Total liabilities and owners’ equity	$465,520	$1,043,328	$1,615,371

The accompanying notes are an integral part of these combined financial statements.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

COMBINED STATEMENTS OF OPERATIONS

	Period from June 27, 2002 to December 31, 2002	Year ended December 31, 2003	Three months ended March 31, 2004
	(in U.S. dollars)		(unaudited)
Revenues	$28,684	$1,243,682	$998,776
Cost of revenues	12,006	381,526	273,391

Gross profit	16,678	862,156	725,385

Operating expenses:
Product development	—	88,453	222,175
Selling and marketing	20,727	139,812	58,055
General and administrative	80,099	198,672	88,848

Total operating expenses	100,826	426,937	369,078

Income (loss) from operations	(84,148)	435,219	356,307
Interest income	191	1,323	700

Net income (loss)	$(83,957)	$436,542	$357,007

The accompanying notes are an integral part of these combined financial statements.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

COMBINED STATEMENTS OF OWNERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Paid-in capital	Retained earnings (accumulated deficiency)	Accumulated other comprehensive income	Total owners’ equity	Comprehensive income (loss)
	(in U.S. dollars)
Capital contributions	$507,261	$—	$—	$507,261	$—
Foreign currency translation adjustment	—	—	38	38	38
Net loss	—	(83,957)	—	(83,957)	(83,957)

Balance as of December 31, 2002	507,261	(83,957)	38	423,342	$(83,919)

Foreign currency translation adjustment	—	—	50	50	$50
Net income	—	436,542	—	436,542	436,542

Balance as of December 31, 2003	507,261	352,585	88	859,934	$436,592

Foreign currency translation adjustment (unaudited)	—	—	(43)	(43)	$(43)
Net income (unaudited)	—	357,007	—	357,007	357,007

Balance as of March 31, 2004 (unaudited)	$507,261	$709,592	$45	$1,216,898	$356,964

The accompanying notes are an integral part of these combined financial statements.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

COMBINED STATEMENTS OF CASH FLOWS

	Period from June 27, 2002 to December 31, 2002	Year ended December 31, 2003	Three months ended March 31, 2004
	(in U.S. dollars)		(unaudited)

Operating activities:
Net income (loss)	$(83,957)	$436,542	$357,007
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	756	19,968	11,813
Loss on disposal of property and equipment	—	2,104	—
Changes in assets and liabilities:
Accounts receivable	(6,228)	(183,759)	(299,896)
Prepaid expenses	(5,660)	2,564	(408)
Rental deposits	(1,174)	(31,940)	(1,374)
Accounts payable	—	39,701	7,857
Accrued expenses and other current liabilities	13,421	62,554	189,911
Amounts due to a related party	—	38,961	17,311

Net cash provided by (used in) operating activities	(82,842)	386,695	282,221

Investing activities:
Purchases of property and equipment	(18,749)	(125,840)	(42,360)

Net cash used in investing activities	(18,749)	(125,840)	(42,360)

Financing activities:
Capital contributions	507,261	—	—
Amounts due to a related party	28,757	—	—
Amounts due from a related party	(76,790)	(140,688)	(84,560)

Net cash provided by (used in) financing activities	459,228	(140,688)	(84,560)

Net increase in cash and cash equivalents	357,637	120,167	155,301
Cash and cash equivalents, beginning of period	—	357,675	477,892
Effect of exchange rate changes	38	50	(43)

Cash and cash equivalents, end of period	$357,675	$477,892	$633,150

Supplemental disclosures of cash flow information
Income taxes paid	$—	$—	$—

Interest paid	$—	$—	$—

The accompanying notes are an integral part of these combined financial statements.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Beijing Enterprise Mobile Technology Co., Ltd. (“Enterprise”) was incorporated on June 27, 2002 under the laws of the People’s Republic of China (the “PRC”) with an operating period of 20 years. Enterprise was wholly owned by Nihon Enterprise Co., Ltd. (“Nihon Enterprise”), a public company in Japan. On January 2, 2003, Nihon Enterprise transferred approximately 10% of its equity interest in Enterprise for $41,000 to Beijing Enterprise Network Technology Co., Ltd., and Enterprise became a Sino-foreign joint venture.

Beijing Enterprise Network Technology Co., Ltd. (“Network”) was incorporated on October 11, 2002 under the laws of the PRC with an operating period of 20 years. Network was owned 91% by Mr. Yu Qin (“Yu”), chief executive officer, and 9% by another PRC citizen.

Enterprise and Network (collectively the “Companies”) jointly provide wireless value-added services to mobile phone users through a joint partnership with China Mobile Communications Corporation (“China Mobile”). The Companies specialize in the development, marketing and distribution of 2.5G consumer wireless value-added services.

PRC regulations restrict direct foreign ownership of business entities providing value-added telecommunication activities in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Companies conduct business through Network , which owns the license to conduct such telecommunication services, while Enterprise provides the technical support. In addition, both Companies are under common management led by Yu, the chief executive officer of both companies. As both companies are under common management control and the acquisition of these two companies were contingent on each other, combined financial statements have been prepared.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The combined financial statements of the Companies have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)    Basis of combination

The combined financial statements include the financial statements of Enterprise and Network. All significant inter-company transactions and balances have been eliminated upon combination.

(c)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)    Use of estimates

The preparation of combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)    Use of estimates (continued)

expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Companies’ financial statements includes useful lives for plant and equipment, accruals for revenue adjustments and other liabilities.

(e)    Significant risks and uncertainties

The Companies participate in a dynamic high technology industry and believe that changes in any of the following areas could have a material adverse effect on the Companies’ future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationship with the mobile operator; and risks associated with the Companies’ ability to attract and retain employees necessary to support its growth.

(f)    Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicle	5 years
Telecommunication equipment	3 years

(g)    Impairment of long-lived assets

The Companies review their long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Companies measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Companies would recognize an impairment loss based on the fair value of the assets.

(h)    Revenue recognition and cost of revenues

The Companies’ revenues are primarily derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services (including downloadable pictures, ring tones and games) to mobile phone customers of China Mobile. Fees, established by network service agreement with China Mobile and indicated in the message received on the mobile phone, for these services are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. The Companies recognize all revenues in the period in which the services are performed.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)    Revenue recognition and cost of revenues (continued)

The Companies contract with China Mobile for the transmission of wireless value-added services as well as for billing and collection services. China Mobile provides the Companies with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Companies’ revenues. In certain instances, when a statement is not received within a reasonable period of time, the Companies are required to make an estimate of the revenues and cost of revenues earned during the period covered by the statement based on internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.

The Companies measure their revenues based on the total amount paid by their customers, for which China Mobile bills and collects on the Companies’ behalf. Accordingly, the service and network fees paid to China Mobile are included in the cost of revenues.

The Companies evaluate the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No.99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service fees paid to China Mobile. The Companies record the gross amounts billed to their customers, as they are the primary obligor in these transactions since they have latitude in establishing prices, are involved in the determination of the service specifications, and have the right to select suppliers.

(i)    Foreign currency translation

The functional currency of the Companies is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the Bank of China (the “BOC”) prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the BOC at the balance sheet dates. The resulting exchange differences are included in the statements of operations.

The combined financial statements of the Companies are translated into the reporting currency, the United States Dollar, using exchange rates in effect at each year end for assets and liabilities and average exchange rates during each reporting period for the combined statements of operations. Translation adjustments resulting from translation of these combined financial statements are reflected as accumulated other comprehensive income in owners’ equity.

(j)    Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.

(k)    Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)    Income taxes (continued)

applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(l)    Comprehensive income (loss)

Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of owners’ equity.

(m)    Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their fair values due to their short-term maturities.

(n)    Advertising costs

The Companies expense advertising costs as incurred. Total advertising expenses were $nil, $15,231 and $3,664, for the period from June 27, 2002 to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited), respectively, and have been included in selling and marketing expenses.

(o)    Segment reporting

The Companies operate and manage their business as a single segment. The Companies generate their revenues solely in the PRC and accordingly, no geographical information is presented.

(p)    Recently issued accounting standards

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on the Companies’ financial position, results of operations or cash flows.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)    Recently issued accounting standards (continued)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Companies’ financial position, cash flows or results of operations.

In November 2002, the FASB issued Interpretation Number (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on the Companies’ financial position, cash flows or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46(revised) which defers the implementation date to the end of the first reporting period after December 15, 2004 unless the company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. The Companies do not expect the adoption of FIN 46 to have a material impact on the Companies’ financial position, cash flows or results of operations.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)    Recently issued accounting standards (continued)

In November 2002, the EITF reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 will be effective for fiscal periods beginning after June 15, 2003. The Companies have adopted EITF No. 00-21 and it did not have a material impact on the Companies’ financial position, cash flows or results of operations.

(q)    Unaudited interim financial information

The interim financial information as of March 31, 2004 and for the three months ended March 31, 2004 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

3.    RELATED PARTY BALANCES AND TRANSACTIONS

(a)    Amounts due from a related party

The Companies provided cash advances to Yu of $76,790, $217,478 and $302,038 as of December 31, 2002, 2003 and March 31, 2004 (unaudited), respectively. The amounts were non-interest bearing, unsecured and were subsequently repaid in April 2004.

(b)    Amounts due to a related party

Amounts due to a related party of $28,757 as of December 31, 2002 represented cash advances from Nihon Enterprise, an investor. Amounts due to a related party of $67,718 as of December 31, 2003 represented advances of $28,757 and royalty fee of $38,961 payable to Nihon Enterprise. Amounts due to a related party of $85,029 as of March 31, 2004 (unaudited) represented advances of $28,757 and royalty fee of $56,272 payable to Nihon Enterprise. The amounts were non-interest bearing, unsecured and payable on demand.

(c)    Transactions with a related party

In September 2002, Enterprise entered into a two-year royalty agreement with Nihon Enterprise. Accordingly, Enterprise incurred royalty fees of $nil, $38,961 and $19,944 in 2002, 2003 and the three months ended March 31, 2004 (unaudited), respectively.

Enterprise derived revenues from Nihon Enterprise in the amount of $2,450, $104,545 and $nil for ring-tone related service in 2002, 2003 and the three months ended March 31, 2004 (unaudited), respectively.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

4.    PLANT AND EQUIPMENT, NET

Plant and equipment, net, consist of:

	December 31,		March 31, 2004
	2002	2003
			(unaudited)
Furniture and office equipment	$18,749	$93,165	$129,183
Motor vehicle	—	34,596	34,596
Telecommunication equipment	—	14,504	20,846

	18,749	142,265	184,625
Less: accumulated depreciation	(756)	(20,504)	(32,317)

	$17,993	$121,761	$152,308

5.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,		March 31, 2004
	2002	2003
			(unaudited)
Other accrued expenses	$12,184	$19,854	$164,193
Business taxes payable	1,237	51,961	76,850
Accrued welfare benefits	—	4,160	24,843

	$13,421	$75,975	$265,886

6.    INCOME TAXES

The Companies are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on the PRC taxable income. However, preferential tax treatment of Network as a “new technology” company has been agreed with the relevant tax authorities. Network is entitled to a preferential tax rate of 15% and a three-year exemption from income tax commencing in 2003, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Laws of the PRC.

Enterprise is subject to income tax at 33% but did not incur any income tax in 2002 and 2003 due to the tax losses incurred in 2002 and carried forward to 2003. Enterprise incurred further losses for the three months ended March 31, 2004 (unaudited).

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

6.    INCOME TAXES (continued)

The principle components of the deferred tax assets are as follows:

	December 31,		March 31, 2004
	2002	2003
			(unaudited)
Deferred tax assets:
Net operating loss carry forwards	$20,900	$460	$18,526
Valuation allowance	(20,900)	(460)	(18,526)

Deferred tax assets, net	$—	$—	$—

The Companies did not have any timing differences relating to deferred tax liabilities as of December 31, 2002 and 2003 and as of March 31, 2004 (unaudited).

A full valuation allowance has been established as the Companies believe it is more likely than not that their deferred taxes assets will not be realized. The tax losses carried forward as of December 31, 2003 and March 31, 2004 (unaudited) were approximately $1,396 and $56,140 and will expire by 2008 and 2009, respectively.

A reconciliation between the provision (benefit) for income taxes computed by applying the PRC tax rate to income (loss) before income taxes is as follows:

	Year Ended December 31,		Three months ended March 31, 2004
	2002	2003
			(unaudited)
The PRC statutory rate	(33%)	33%	(33%)
Increase (decrease) of valuation allowance	33%	(33%)	33%

	—	—	—

7.    PAID-IN CAPITAL

The combined registered capital of the Companies is $507,261. Paid-in capital balance as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) consists of:

	Paid-in capital	Percentage
Nihon Enterprise	$374,368	73.8%
Mr. Yu Qin	120,812	23.8%
Mr. Zhang Chen	12,081	2.4%

Total	$507,261	100%

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

8.    SEGMENT INFORMATION

The Companies are engaged in providing wireless value-added services such as games and interactive entertainment, community services, media and various other related products to mobile phone users. The Companies’ chief operating decision maker has been identified as Yu, the Chief Executive Officer, who reviews combined results when making decisions about allocating resources and assessing performance of the Companies. The Companies believe they operate in one segment, and all financial segment information can be found in the combined financial statements.

9.    CONCENTRATIONS

(a)    Dependence on China Mobile

The revenues of the Companies are derived from a network service agreement with China Mobile. China Mobile is entitled to a network fee for the transmission of wireless content service as well as a service fee for the billing and collection services. If the strategic relationship with China Mobile is terminated or scaled-back, or if China Mobile alters the arrangement, the Companies’ wireless value-added service business would be adversely affected.

Revenues generated from China Mobile for the period from June 27, 2002 to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited) were approximately $nil, $1.1 million and $0.98 million, representing 0%, 83% and 98% of revenues, respectively.

Accounts receivable due from China Mobile as of December 31, 2002 and 2003 and as of March 31, 2004 (unaudited) amounted to approximately $nil, $184,701 and $488,247 , representing 0%, 97% and 99% of accounts receivable, respectively.

(b)    Credit risk

The Companies depend on the billing system of China Mobile to charge the mobile phone users through mobile phone bills and collect payments from users. The Companies generally do not require collateral for their accounts receivable. The Companies have not experienced any significant credit losses for any periods presented.

10.    MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Companies in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Companies accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $212, $2,065 and $2,399 for the period from June 27, 2002 to December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited), respectively.

BEIJING ENTERPRISE MOBILE TECHNOLOGY CO., LTD. AND

BEIJING ENTERPRISE NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE

PERIOD FROM JUNE 27, 2002 (DATE OF INCORPORATION) TO

DECEMBER 31, 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

AND FOR THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)

(in U.S. dollars, unless otherwise stated)

11.    OPERATING LEASE COMMITMENTS

The Companies lease certain office premises under non-cancelable leases which expire in 2005. Rental expenses under operating leases for 2002, 2003 and the three months ended March 31, 2004 (unaudited) were $15,537, $60,894 and $28,300, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

Year ending
2004	$86,185
2005	40,978

$127,163

*****

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors and Shareholders of Hurray! Holding Co., Ltd.:

We have examined the pro forma adjustments reflecting the purchase business combination of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. and the application of those adjustments to the historical amounts in the accompanying pro forma condensed consolidated statements of operations of Hurray! Holding Co., Ltd. for the years ended December 31, 2003 and 2004. The historical condensed consolidated financial statements are derived from the historical financial statements of Hurray! Holding Co., Ltd. (on which we have issued our report dated January 25, 2005), and of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (on which we have issued our report dated April 15, 2004), which were audited by us, that appear elsewhere in this prospectus. Such pro forma adjustments are based upon management’s assumptions described in Note 1. Hurray! Holding Co., Ltd. management is responsible for the pro forma financial information. Our responsibility is to express an opinion on the pro forma financial information based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures, as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the purchase business combination occurred at an earlier date. However, the pro forma condensed financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned purchase business combination actually occurred earlier.

In our opinion, management’s assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned purchase business combination, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma column reflects the proper application of those adjustments to the historical financial statement amounts in the pro forma condensed consolidated statements of operations for the years ended December 31, 2003 and 2004.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

January 25, 2005

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(in U.S. dollars, unless otherwise stated)

Introduction to Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information is derived from the historical financial statements of Hurray! Holding Co., Ltd., appearing elsewhere in this prospectus, after giving effects to the pro forma adjustments described in the notes thereto. Financial information with respect to the acquisition is derived from the historical financial statements of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (collectively “Beijing Enterprise”) appearing elsewhere in this prospectus.

The preparation of the unaudited pro forma condensed consolidated statements of operations appearing below is based on financial statements prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. The objective of the unaudited pro forma condensed consolidated balance sheet and statement of operations is to provide information on the impact of the acquisition of Beijing Enterprise, which provides wireless value-added services, in April 2004 (the “Acquisition”).

The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2003 and 2004 present adjustments as if the acquisition of Beijing Enterprise had been consummated on January 1, 2003.

The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with historical consolidated financial statements, including the notes thereto, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information included elsewhere in this prospectus.

While the unaudited pro forma condensed consolidated financial information is helpful in showing the financial characteristics of the consolidated companies, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. We have included in the unaudited pro forma condensed consolidated statement of operations all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods.

Given the information regarding the Acquisition, the actual consolidated results of operations may differ significantly from the pro forma amounts reflected below.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

	Hurray! Holding Co., Ltd. Historical	Beijing Enterprise Historical	Pro forma Adjustments	Notes	Pro forma
	(in U.S. dollars, except share data)
Revenues:
2G services	$13,470,693	$—	$—		$13,470,693
2.5G services	4,288,907	1,243,682	—		5,532,589
Software and system integration services	5,363,668	—	—		5,363,665

Total revenues	23,123,268	1,243,682	—		24,366,950
Cost of revenues:
2G services	4,586,258	—	—		4,586,258
2.5G services	2,105,916	381,526	14,904	(1)	2,502,346
Software and system integration services	4,150,994	—	—		4,150,994

Total cost of revenues	10,843,168	381,526	14,904		11,239,598

Gross profit	12,280,100	862,156	(14,904)		13,127,352

Operating expenses:
Product development	1,375,484	88,453	18,672	(1)	1,482,609
Selling and marketing	4,578,231	139,812	653,091	(1)	5,371,131
General and administrative	1,240,573	198,672	—		1,439,245
Stock-based compensation	153,556	—	—		153,556

Total operating expenses	7,347,844	426,937	671,763		8,446,544

Income from operations	4,932,256	435,219	(686,667)		4,680,808
Interest income (expense), net	(386,434)	1,323	—		(385,111)

Net income	4,545,822	436,542	(686,667)		4,295,697

Deemed dividends on Series A convertible preference shares	(113,333)	—	—		(113,333)

Income attributable to holders of ordinary shares	$4,432,489	$436,542	$(686,667)		$4,182,364

Income per share, basic	$0.00				$0.00

Income per share, diluted	$0.00				$0.00

Shares used in calculating basic income per share	1,088,810,959				1,131,499,739

Shares used in calculating diluted income per share	1,343,606,622				1,386,295,402

Income per ADS, basic					$0.37

Income per ADS, diluted					$0.30

ADS’s used in calculating basic income per ADS					11,314,997

ADS’s used in calculating diluted income per ADS					13,862,954

See notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

	Hurray! Holding Co., Ltd. Historical	Beijing Enterprise Historical	Pro forma Adjustments	Notes	Pro forma
	(in U.S. dollars, except share data)
Revenues:
2G services	$14,946,274	$—	$—		$14,946,274
2.5G services	28,227,033	998,776	—		29,225,809
Software and system integration services	10,267,050	—	—		10,267,050

Total revenues	53,440,357	998,776	—		54,439,133
Cost of revenues:
2G services	7,049,848	—	—		7,049,848
2.5G services	11,003,395	273,391	(11,250)	(1)	11,265,536
Software and system integration services	6,276,761	—	—		6,276,761

Total cost of revenues	24,330,004	273,391	(11,250)		24,592,145

Gross profit	29,110,353	725,385	11,250		29,846,988

Operating expenses:
Product development	2,246,108	222,175	(19,000)	(1)	2,449,283
Selling and marketing	7,211,959	58,055	(458,911)	(1)	6,811,103
General and administrative	1,820,878	88,848	—		1,909,726
Stock-based compensation	281,186	—	—		281,186
In-process research and development	36,000	—	—		36,000

Total operating expenses	11,596,131	369,078	(477,911)		11,487,298

Income from operations	17,514,222	356,307	489,161		18,359,690
Interest income (expense), net	(274,255)	700	—		(273,555)

Net income	17,239,967	357,007	489,161		18,086,135

Deemed dividends on Series A convertible preference shares	(39,917)	—	—		(39,917)

Income attributable to holders of ordinary shares	$17,200,050	$357,007	$489,161		$18,046,218

Income per share, basic	$0.01				$0.02

Income per share, diluted	$0.01				$0.01

Shares used in calculating basic income per share	1,208,512,412				1,220,059,107

Shares used in calculating diluted income per share	1,572,887,775				1,584,434,740

Income per ADS, basic					$1.48

Income per ADS, diluted					$1.14

ADS’s used in calculating basic income per ADS					12,200,591

ADS’s used in calculating diluted income per ADS					15,844,347

See notes to unaudited pro forma condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL INFORMATION

(in U.S. dollars, unless otherwise stated)

The following pro forma adjustments have been made to the unaudited pro forma condensed consolidated financial information:

(1)    Reflects amortization for the intangible assets recorded as a result of our acquisition of Beijing Enterprise in April 2004 to reflect amortization for the years ended December 31, 2003 and 2004. The classification of amortization expense is determined according to the nature of intangible assets acquired.

6,880,000 American Depositary Shares

Hurray! Holding Co., Ltd.

Representing 688,000,000 Ordinary Shares

P R O S P E C T U S

                    , 2005

Citigroup

Piper Jaffray

ThinkEquity Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

Cayman Islands law and Article 123 of our amended and restated articles of association provide that we may indemnify our directors, officers, advisors and trustee acting in relation to any of our affairs against actions, proceedings, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duty in their capacities as such. Under our articles of association, indemnification is not available, however, if those events were incurred or sustained by or through their own willful neglect or default.

We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 7.    Recent Sales of Unregistered Securities

In the three years prior to the date of this registration statement, we have sold unregistered securities as set forth below. The consideration paid to the registrant in each case was cash, except as provided below.

Unless otherwise indicated, the following share amounts and per share prices are presented on an actual basis and do not reflect our 20-for-1 stock split which was effected on July 9, 2004.

In order to facilitate the listing of our business on a non-Chinese stock market, we engaged in a reorganization to form an offshore holding structure for Hurray! Solutions, our operating entity in China which is subject to restrictions on foreign ownership as discussed in “Our Corporate Structure” above. As part of this reorganization, Songzuo Xiang, Shudan Zhang and Qindai Wang (representing five other individuals, namely, Jesse Liu, Ping Ji, Fan Yang, Jieqiang Li and Haoyu Yang) and Beifang Lu formed Hurray! Holding Co., Ltd. in April 2002, and established an affiliate relationship between Hurray! Holding and Hurray! Solutions which was ultimately formalized in various contractual agreements. At this time, these individuals purchased an aggregate of 34,999,999 ordinary shares of Hurray! Holding at a price per share equal to the par value of $0.001. Bit Tech was also a shareholder of Hurray! Solutions. However, because it is a listed entity in China and prohibited by Chinese laws from owning shares in a non-Chinese company, it could not purchase shares of Hurray! Holding, and remained a shareholder of Hurray! Solutions until February 2003 as described below.

In April 2002, we sold a total of 1,700,000 ordinary shares to Wellspring Investment Ltd. at a price of $0.50 per share.

In March 2003, we sold a total of 6,173,983 Series A preference shares to Fidelity Greater China Ventures Fund L.P. at a price of $0.64788 per share. The transaction included the issuance of a warrant exercisable into 5,699,077 Series A preference shares, or the Fidelity Warrant, and another warrant subject to cancellation by us in the event we attain certain performance targets. The transaction also provided that we have the right to repurchase 561,273 Series A preference shares if such performance targets are met at a price of $0.001 per share (par value).

In March 2003, as part of the reorganization described above, we issued an aggregate total of 22,100,000 ordinary shares to Qindai Wang, Jesse Liu, Ping Ji, Fan Yang, Jieqiang Li, Haoyu Yang, Songzuo Xiang, Shudan Zhang, Beifang Lu and Wellspring Investment Ltd. at a price per share of $0.07. This per share price represents the $0.001 issue price of the shares and the value of the cash paid by the shareholders of Hurray! Holding for the minority interests in Hurray! Solutions. These minority interests were contributed by such shareholders to Hurray! Holding in exchange for the right to purchase these ordinary shares of Hurray! Holding.

In June 2003, we sold an aggregate of 6,173,983 Series A preference shares to the following entities at a price of $0.64788 per share: Granite Global Ventures (Q.P.) L.P., Venture TDF Technology Fund III L.P., and Granite Global Ventures L.P. The transaction included the issuance of warrants subject to cancellation by us in the event we attain certain performance targets and also provided that we have the right to repurchase an aggregate of 561,273 Series A preference shares if such performance targets are met at a price of $0.001 per share (par value).

In April 2004, Fidelity Greater China Ventures Fund L.P. exercised the Fidelity Warrant to purchase 5,699,077 Series A preference shares at the price of $0.70186 per share.

In May 2004, we repurchased from all the holders of our Series A preference shares an aggregate of 1,122,546 Series A preference shares at a price of $0.001 per share.

In May 2004, we cancelled all the warrants previously issued to the holders of our Series A preference shares to purchase our additional shares that are cancelable upon our satisfaction of certain performance targets.

In May 2004, we issued a total of 533,600 ordinary shares at a price of $2.81 per share to Ourgame Holding Ltd. in connection with our acquisition of Beijing Palmsky.

In May 2004, we issued a total of 2,134,439 ordinary shares at a price of $2.81 per share to Funway Investment Holdings, Ltd. in connection with our acquisition of Beijing Enterprise.

In November 2004, we cancelled the 2,134,439 ordinary shares issued to Funway Investment Holdings, Ltd. in exchange for cash payments which will total $4.5 million.

Between July 2002 and April 2004, we also granted options to purchase 8,111,100 ordinary shares at exercise prices ranging from $0.50 to $2.81 per share under our 2002 Plan and 2003 Plan. In addition, on January 1, 2005, we agreed to grant options to purchase an aggregate of 15,328,000 ordinary shares (post share-split) to certain of our employees and consultants under the 2004 Plan. The exercise price per share for those options will be the price per share in this offering. The term of the subject options is ten years. No consideration was payable in connection with these grants.

We believe that the issuances of the foregoing ordinary and preference shares were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and/or Regulation S promulgated under the Securities Act regarding transactions involving an offshore sale to non-U.S. persons. We based this determination on our own due diligence and, in the case of the sale of preference shares, on written representations of the purchasers.

Item 8.    Exhibits and Financial Statement Schedules

(a)	Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit No.	Document

1.1	Form of Underwriting Agreement

3.1**	Amended and Restated Memorandum and Articles of Association of the registrant

4.1

Specimen American Depositary Receipt of the Registrant (incorporated by reference to the registration statement on Form F-6 (File No. 333-122004) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares)

4.2**	Specimen Stock Certificate of the Registrant

4.3

Deposit Agreement dated _______, 2005 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-122004) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares)

5.1	Opinion of Conyers Dill & Pearman, Cayman

10.1**

Amended and Restated Registration Rights Agreement dated as of June 16, 2003 by and among Hurray! Holding Co., Ltd., Fidelity Greater China Ventures Fund L.P., Venture TDF Technology Fund III, L.P., Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.

10.2**	2002 Incentive Compensation Plan

10.3**	2003 Stock Option Plan

10.4**	Form of Indemnification Agreement

10.5**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Qindai Wang dated May 5, 2004

10.6**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Jesse Liu dated May 5, 2004

10.7**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Ping Ji dated May 5, 2004

10.8**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Fan Yang dated May 5, 2004

10.9**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Jieqiang Li dated May 5, 2004

10.10**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Haoyu Yang dated May 5, 2004

10.11**	Translation of Agreement of Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. between Hurray! Solutions Ltd., Qindai Wang, Yu Qin and Zhang Chen dated April 8, 2004

10.12**	Translation of Agreement of Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. between Hurray! Holding Co., Ltd. and Funway Investment Holdings, Ltd. dated April 8, 2004

10.13**	Translation of Agreement of Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. between Hurray! Holding Co., Ltd. and Nihon-Enterprise Mobile, Ltd. dated April 13, 2004

10.14**	Translation of Technology Service Agreement between China Mobile Communications Group Corporation and Beijing Enterprise Network Technology Co., Ltd. dated May 22, 2003

Exhibit No.	Document

10.15**	Translation of Mobile Value-added Service Cooperation Agreement between China Unicom Co., Ltd. and Hurray! Solutions Ltd. dated March 29, 2004

10.16**	Translation of Cooperation Agreement on Monternet SMS Service between Zhejiang Mobile Communications Co., Ltd. and Beijing WVAS Solutions Ltd. dated May 1, 2003

10.17**	Translation of Agreement on Entrusted Fee Collection between Zhejiang Mobile Communications Co., Ltd. and Beijing WVAS Solutions Ltd. dated May 1, 2003

10.18**	Translation of China Unicom SMS Cooperation Agreement between China Unicom Zhejiang Branch Company and Hurray! Solutions Ltd., dated August 20, 2004

10.19**

Translation of Unicom New Times CDMA WAP (Phase III) Operation Platform System Equipment Purchase Contract among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated November 24, 2003

10.20**

Translation of Unicom New Times CDMA WAP (Phase III) Operation Platform System Integration and Service Purchase Contract among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated November 24, 2003

10.21**	Translation of Data Service Cooperation Agreement between Beijing Enlight Times Info Co., Ltd and Hurray! Solutions Ltd.

10.22**	Translation of Music Copyright License Agreement between Music Copyright Society of China and Hurray! Solutions Ltd. dated August 1, 2004
10.23**

Translation of Contracts in Relation to Maximum Amount of Guarantee between Hua Xia Bank as creditor and each of Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. as guarantor dated December 31, 2004

10.24**	Translation of Agreement for Transfer of Entitlement to Dividends between Qindai Wang and Hurray! Holding Co., Ltd. dated August 15, 2003
10.25**	Translation of Domain Name Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004
10.26**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.27**	Translation of Software Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004
10.28**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.29**	Translation of Trademark Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004
10.30**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.31**	Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004
10.32**	Translation of Authorization Agreement by Songzuo Xiang dated May 5, 2004
10.33**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.34**	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Hurray! Solutions Ltd., Qindai Wang and Songzuo Xiang dated May 5, 2004
10.35**	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Qindai Wang dated May 5, 2004

Exhibit No.	Document
10.36**	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Songzuo Xiang dated May 5, 2004
10.37**	Translation of Equity Interests Pledge Agreement between Qindai Wang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004
10.38**	Translation of Equity Interests Pledge Agreement between Songzuo Xiang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004
10.39**	Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004
10.40**	Translation of Authorization Agreement by Hurray! Solutions Ltd. dated May 5, 2004
10.41**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.42**	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Cool Young Information Technology Co., Ltd., Qindai Wang and Hurray! Solutions Ltd. dated May 5, 2004
10.43**	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Qindai Wang and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.44**

Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004

10.45**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Qindai Wang dated May 5, 2004
10.46**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.47**	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.48**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.49**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.50**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.51**	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.52**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.53**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.54**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.55**	Translation of Authorization Agreements by each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively
10.56**	Translation of Authorization Agreement by Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004

Exhibit No.	Document
10.57**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.58**

Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated October 1, 2004

10.59**

Translation of Contracts Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively

10.60**

Translation of Contract Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004

10.61**	Translation of Equity Interests Pledge Agreements between Hurray! Times Communications (Beijing) Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively
10.62**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004
10.63**	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004
10.64**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.65**	Translation of Software Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.66**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.67**	Translation of Software Technology Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.68**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.69**	Translation of Authorization Agreement by Yang Haoyu dated October 1, 2004

10.70**	Translation of Authorization Agreement by Wang Jianhua dated October 1, 2004

10.71**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.72**	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Palmsky Technology Co., Ltd., Yang Haoyu and Wang Jianhua dated October 1, 2004

10.73**	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Yang Haoyu and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004

10.74**	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Jianhua and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004

10.75**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Yang Haoyu dated October 1, 2004

10.76**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Jianhua dated October 1, 2004

Exhibit No.	Document

10.77**	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

10.78**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

10.79**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

10.80**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

10.81**	Translation of Authorization Agreement by Sun Hao dated August 15, 2004

10.82**	Translation of Authorization Agreement by Wang Xiaoping dated August 15, 2004

10.83**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

10.84**	Translation of Operating Agreement between Hurray! Times Communications (Beijing) Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated August 15, 2004

10.85**	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Xiaoping and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004

10.86**	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Sun Hao and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004

10.87**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Sun Hao dated October 1, 2004

10.88**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Xiaoping dated October 1, 2004

10.89**	Translation of Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. between Sun Hao and Wang Xiaoping and Hurray! Solutions Ltd. and Wang Qindai dated July 19, 2004

10.90**	Translation of Office Lease Contract between Hurray! Solutions Ltd. and Beijing China Resources Building Co. Ltd. dated April 29, 2003

10.91**	Translation of Office Lease Contract between Hurray! Solutions Ltd. and Beijing China Resources Building Co. Ltd. dated November 14, 2003

10.92**	2004 Share Incentive Plan

10.93**

Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. among Hurray! Holding Co., Ltd., Qindai Wang, Yu Qin and Zhang Chen dated November 4, 2004

10.94**

Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. among Hurray! Holdings Co., Ltd., Funway Investment Holdings Ltd. and I-mode Technology Ltd. dated November 4, 2004

10.95**	Translation of Loan agreement between Beijing Enterprise Network Technology Co., Ltd. and Yu Qin dated November 4, 2004

10.96**	Translation of Loan agreement between WVAS Solutions Ltd. and Yu Qin dated November 4, 2004

Exhibit No.	Document

10.97**

Translation of CDMA WAP (Phase IV) Equipment and Service Purchase Agreement among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated January 11, 2005

10.98

Translation of Supplemental Agreement dated December 1, 2004 to Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 and Domain Name Licence Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004

10.99

Translation of Supplemental Agreement dated January 25, 2005 to Equity Interests Pledge Agreement between Qindai Wang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004, Equity Interests Pledge Agreement between Songzuo Xiang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Sun Hao dated August 15, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Xiaoping dated August 15, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Qindai Wang dated May 5, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Yang Haoyu dated October 1, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Jianhua dated October 1, 2004, Equity Interests Pledge Agreements between Hurray! Times Communications (Beijing) Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively, and Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004.

21.1**	Subsidiaries of the registrant

23.1	Consent of Deloitte Touche Tohmatsu

24.1**	Power of Attorney (included on Page II - 9 of the Registration Statement)

99.1	Opinion of Jingtian & Gongcheng

*	To be filed by amendment.
**	Previously filed.

(b)	Financial Statement Schedules

None

Item 9.    Undertakings

(1)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the day of January 28, 2005.

HURRAY! HOLDING CO., LTD.

By:	/s/ Jesse Liu
Name: Jesse Liu
Title: Chief Financial Officer (principal financial and accounting officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Qindai Wang and Jesse Liu, and each of them, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Qindai Wang	President, Chief Executive Officer and Director (principal executive officer)	January 28, 2005

/s/ Jesse Liu Jesse Liu	Senior Vice President and Chief Financial Officer and Director (principal financial and accounting officer)	January 28, 2005

* Robert Mao	Director	January 28, 2005

* Daniel Auerbach	Director	January 28, 2005

* Scott Bonham	Director	January 28, 2005

Signatures	Title	Date

* Songzuo Xiang	Director	January 28, 2005

* Shudan Zhang	Director	January 28, 2005

* Alan Powrie	Director	January 28, 2005

* Scott Bonham	Authorized Representative in the United States	January 28, 2005

*By:	/s/Jesse Liu
Jesse Liu (Attorney-in-fact)

EXHIBIT INDEX

Exhibit No.	Document
1.1	Form of Underwriting Agreement

3.1**	Amended and Restated Memorandum and Articles of Association of the registrant

4.1

Specimen American Depositary Receipt of the Registrant (incorporated by reference to the registration statement on Form F-6 (File No. 333-122004) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares)

4.2**	Specimen Stock Certificate of the Registrant

4.3

Deposit Agreement dated _______, 2005 among the Registrant, Citibank, N.A. and holders of the American Depositary Receipts (incorporated by reference to the registration statement on Form F-6 (File No. 333-122004) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing ordinary shares)

5.1	Opinion of Conyers Dill & Pearman, Cayman

10.1**

Amended and Restated Registration Rights Agreement dated as of June 16, 2003 by and among Hurray! Holding Co., Ltd., Fidelity Greater China Ventures Fund L.P., Venture TDF Technology Fund III, L.P., Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.

10.2**	2002 Incentive Compensation Plan

10.3**	2003 Stock Option Plan

10.4**	Form of Indemnification Agreement

10.5**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Qindai Wang dated May 5, 2004

10.6**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Jesse Liu dated May 5, 2004

10.7**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Ping Ji dated May 5, 2004

10.8**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Fan Yang dated May 5, 2004

10.9**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Jieqiang Li dated May 5, 2004

10.10**	Employment Agreement by and between Hurray! Holding Co., Ltd. and Haoyu Yang dated May 5, 2004

10.11**	Translation of Agreement of Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. between Hurray! Solutions Ltd., Qindai Wang, Yu Qin and Zhang Chen dated April 8, 2004

10.12**	Translation of Agreement of Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. between Hurray! Holding Co., Ltd. and Funway Investment Holdings, Ltd. dated April 8, 2004

10.13**	Translation of Agreement of Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. between Hurray! Holding Co., Ltd. and Nihon-Enterprise Mobile, Ltd. dated April 13, 2004

10.14**	Translation of Technology Service Agreement between China Mobile Communications Group Corporation and Beijing Enterprise Network Technology Co., Ltd. dated May 22, 2003

10.15**	Translation of Mobile Value-added Service Cooperation Agreement between China Unicom Co., Ltd. and Hurray! Solutions Ltd. dated March 29, 2004

Exhibit No.	Document
10.16**	Translation of Cooperation Agreement on Monternet SMS Service between Zhejiang Mobile Communications Co., Ltd. and Beijing WVAS Solutions Ltd. dated May 1, 2003

10.17**	Translation of Agreement on Entrusted Fee Collection between Zhejiang Mobile Communications Co., Ltd. and Beijing WVAS Solutions Ltd. dated May 1, 2003

10.18**	Translation of China Unicom SMS Cooperation Agreement between China Unicom Zhejiang Branch Company and Hurray! Solutions Ltd., dated August 20, 2004

10.19**

Translation of Unicom New Times CDMA WAP (Phase III) Operation Platform System Equipment Purchase Contract among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated November 24, 2003

10.20**

Translation of Unicom New Times CDMA WAP (Phase III) Operation Platform System Integration and Service Purchase Contract among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated November 24, 2003

10.21**	Translation of Data Service Cooperation Agreement between Beijing Enlight Times Info Co., Ltd and Hurray! Solutions Ltd.

10.22**	Translation of Music Copyright License Agreement between Music Copyright Society of China and Hurray! Solutions Ltd. dated August 1, 2004
10.23**

Translation of Contracts in Relation to Maximum Amount of Guarantee between Hua Xia Bank as creditor and each of Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. as guarantor dated December 31, 2004

10.24**	Translation of Agreement for Transfer of Entitlement to Dividends between Qindai Wang and Hurray! Holding Co., Ltd. dated August 15, 2003
10.25**	Translation of Domain Name Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004
10.26**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.27**	Translation of Software Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004
10.28**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.29**	Translation of Trademark Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004
10.30**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.31**	Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004
10.32**	Translation of Authorization Agreement by Songzuo Xiang dated May 5, 2004
10.33**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.34**	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Hurray! Solutions Ltd., Qindai Wang and Songzuo Xiang dated May 5, 2004
10.35**	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Qindai Wang dated May 5, 2004
10.36**	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Songzuo Xiang dated May 5, 2004
10.37**	Translation of Equity Interests Pledge Agreement between Qindai Wang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004

Exhibit No.	Document
10.38**	Translation of Equity Interests Pledge Agreement between Songzuo Xiang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004
10.39**	Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004
10.40**	Translation of Authorization Agreement by Hurray! Solutions Ltd. dated May 5, 2004
10.41**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.42**	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Cool Young Information Technology Co., Ltd., Qindai Wang and Hurray! Solutions Ltd. dated May 5, 2004
10.43**	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Qindai Wang and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.44**

Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004

10.45**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Qindai Wang dated May 5, 2004
10.46**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004
10.47**	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.48**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.49**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.50**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004
10.51**	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.52**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.53**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.54**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.55**	Translation of Authorization Agreements by each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively
10.56**	Translation of Authorization Agreement by Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004
10.57**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004
10.58**

Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated October 1, 2004

Exhibit No.	Document
10.59**

Translation of Contracts Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively

10.60**

Translation of Contract Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004

10.61**	Translation of Equity Interests Pledge Agreements between Hurray! Times Communications (Beijing) Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively
10.62**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004
10.63**	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004
10.64**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.65**	Translation of Software Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.66**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.67**	Translation of Software Technology Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.68**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.69**	Translation of Authorization Agreement by Yang Haoyu dated October 1, 2004

10.70**	Translation of Authorization Agreement by Wang Jianhua dated October 1, 2004

10.71**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004

10.72**	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Palmsky Technology Co., Ltd., Yang Haoyu and Wang Jianhua dated October 1, 2004

10.73**	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Yang Haoyu and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004

10.74**	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Jianhua and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004

10.75**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Yang Haoyu dated October 1, 2004

10.76**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Jianhua dated October 1, 2004

10.77**	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

10.78**	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

10.79**	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

10.80**	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

Exhibit No.	Document
10.81**	Translation of Authorization Agreement by Sun Hao dated August 15, 2004

10.82**	Translation of Authorization Agreement by Wang Xiaoping dated August 15, 2004

10.83**	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004

10.84**	Translation of Operating Agreement between Hurray! Times Communications (Beijing) Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated August 15, 2004

10.85**	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Xiaoping and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004

10.86**	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Sun Hao and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004

10.87**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Sun Hao dated October 1, 2004

10.88**	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Xiaoping dated October 1, 2004

10.89**	Translation of Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. between Sun Hao and Wang Xiaoping and Hurray! Solutions Ltd. and Wang Qindai dated July 19, 2004

10.90**	Translation of Office Lease Contract between Hurray! Solutions Ltd. and Beijing China Resources Building Co. Ltd. dated April 29, 2003

10.91**	Translation of Office Lease Contract between Hurray! Solutions Ltd. and Beijing China Resources Building Co. Ltd. dated November 14, 2003

10.92**	2004 Share Incentive Plan

10.93**

Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. among Hurray! Holding Co., Ltd., Qindai Wang, Yu Qin and Zhang Chen dated November 4, 2004

10.94**

Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. among Hurray! Holdings Co., Ltd., Funway Investment Holdings Ltd. and I-mode Technology Ltd. dated November 4, 2004

10.95**	Translation of Loan agreement between Beijing Enterprise Network Technology Co., Ltd. and Yu Qin dated November 4, 2004

10.96**	Translation of Loan agreement between WVAS Solutions Ltd. and Yu Qin dated November 4, 2004

10.97**

Translation of CDMA WAP (Phase IV) Equipment and Service Purchase Agreement among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated January 11, 2005

10.98

Translation of Supplemental Agreement dated December 1, 2004 to Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 and Domain Name Licence Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004

Exhibit No.	Document

10.99

Translation of Supplemental Agreement dated January 25, 2005 to Equity Interests Pledge Agreement between Qindai Wang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004, Equity Interests Pledge Agreement between Songzuo Xiang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Sun Hao dated August 15, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Xiaoping dated August 15, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Qindai Wang dated May 5, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Yang Haoyu dated October 1, 2004, Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Jianhua dated October 1, 2004, Equity Interests Pledge Agreements between Hurray! Times Communications (Beijing) Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively, and Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004.

21.1**	Subsidiaries of the registrant

23.1	Consent of Deloitte Touche Tohmatsu

24.1**	Power of Attorney (included on Page II - 9 of the Registration Statement)

99.1	Opinion of Jingtian & Gongcheng

*	To be filed by amendment.
**	Previously filed.